Form 20-F/A
period 1996-06-30
TURBODYNE TECHNOLGIES INC
filed 1996-11-14
CIK 1022097

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION
                                       ON NOVEMBER 12, 1996


                                        SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C.  20549


                                                  FORM 20-F / A-1

(Mark One)

 |X| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                                                        OR


 | | ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended

                                                        OR

TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES

                  EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from               to

Commission file number


TURBODYNE TECHNOLOGIES INC.
         (Exact name of Registrant as specified in its charter)

Inapplicable
         (Translation of Registrant's name into English)

Province of British Columbia, CANADA
         (Jurisdiction of incorporation or organization)

Suite 510, 1090 West Pender Street
Vancouver, British Columbia, Canada V6C 2N7
         (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

                                                     Name of each exchange
         Title of each class                           on which registered

                                                   Inapplicable






Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common shares without par value:
                                                 (Title of Class)


                                                 (Title of Class)


Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
                                                 (Title of Class)

Indicate the number of outstanding shares of each of the registrant's classes of capital or common stock as of the close of the period covered by the annual report.

Common shares without par value:  23,436,319 as at November 6, 1996




Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes         No   X


Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17   X     Item 18


Except as otherwise noted, all dollar amounts are presented in Canadian dollars.

Exchange Rates: As at November 7, 1996, the exchange rate of Canadian dollars into United States dollars was
$$1.3317 Canadian to $1.00 United States.

                                                 TABLE OF CONTENTS


Part I
Item 1.
 Description of Business....................................           1-13
 Introduction...............................................           1
 Registrant and Subsidiary Company's Corporate Background...           1-2
 Industry Background and Product ...........................           2-6
                  Stage of Development......................           6-8
                  Development Costs to Date....................        8-9
                  Acquisition of Pacific Baja Light Metals Holding, Inc.  10-11
                  Marketing................................           11-12
                  Competition...................................      12-13
                  1996 Fiscal Year Period Operating Plan.........        13
                  Employees......................................        13

Item 2.           Description of Property...........................   13-14

Item 3.           Legal Proceedings.................................      14

Item 4.           Control of Registrant.............................   14-15

Item 5.           Nature of Trading Market..........................   15-16

Item 6.           Exchange Controls and Other Limitations
                  Affecting Securities Holders......................   16-17

Item 7.           Taxation..........................................   17-18

Item 8.           Selected Financial Data...........................   18-26
                  Financial Statements..............................     18
                  Statement of Operations Data (Canadian GAAP)......     19
                  Balance Sheet Data (Canadian GAAP)................     20
                  Statement of Operations Data (U.S. GAAP)............   21
                  Balance Sheet Data (U.S. GAAP)...................... 22-23
                  Financial Statements for Baja.......................    23
                  Statement of Operations Data (U.S. GAAP) for Baja...    24
                  Balance Sheet Data (U.S. GAAP) for Baja.............    25
                  Pro Forma Financial Statement.......................    26
                  Exchange Rates......................................    26

Item 9.           Management's Discussion and Analysis of
                  Financial Condition and Results of Operations.......  27-28
                  Results of Operations...............................    27
                  Liquidity and Capital Resources.....................    27

                                                 TABLE OF CONTENTS


                                                                    Page No.


Item 11.          Compensation of Directors and Officers..........     28-31

Item 12.          Options to Purchase Securities from
                  Registrant or Subsidiaries......................        31

Item 13.          Interest of Management in Certain Transactions....      35
                  Stock Options......................................     35

Part II

Item 14.          Description of Securities to be Registered........     35-38


Part III

Item 15.          Defaults Upon Senior Securities...................      39

Item 16.          Changes in Securities and Changes in
                  Security for Registered Securities................     39

Part IV

Item 17.          Financial Statements..............................      39

Item 18.          Financial Statements..............................      39

Item 19.          Financial Statements and Exhibits.................    39-41
                  (a)      Financial Statements.....................      39
                  (b)      Exhibits.................................   40-41

                                                      PART I

Item 1.           Description of Business

INTRODUCTION

Turbodyne Technologies Inc. (the "Registrant") is engaged in the business of developing products to enhance performance and reduce emissions of internal combustion engines. The Registrant's products employ a technology known as the Turbodyne Technology which is designed to optimize air flow to both diesel and gasoline engines resulting in enhanced performance and more efficient fuel consumption. The Registrant's development of its products is substantially complete and the Registrant is in the final stages of tooling for commercial production. While the Registrant has not achieved any significant production or sales of its products to date, the Registrant anticipates commencing commercial production by the end of 1996. The Registrant conducts its Turbodyne business through its subsidiary, Turbodyne Systems, Inc. The Registrant has entered into an agreement to acquire 100% of Pacific Baja Light Metals Holding, Inc. ("Baja") which is a manufacturer of aluminum cast products primarily for the automotive industry. The acquisition of Baja by the Registrant is described in detail below in Item 1 of this Registration Statement. The acquisition was formally completed in September, 1996.

REGISTRANT AND SUBSIDIARY COMPANY'S CORPORATE BACKGROUND

The Registrant was incorporated pursuant to the laws of the Province of British Columbia, Canada on May 18, 1983 as Dundee Resources Corp. By special resolution dated August 21, 1992 and effective January 20, 1993, the outstanding shares of the Registrant were consolidated on a 5:1 basis and the Registrant's name was changed to Clear View Ventures, Inc. By special resolution dated October 8, 1993 and effective April 28, 1994, the Registrant's name was changed to its current name Turbodyne Technologies Inc. The Registrant has obtained the required shareholder approval to the continuation of the Registrant under the Canada Business Corporations Act as a Canadian federal corporation. The Registrant is in the process of completing this continuation. Upon completion of the continuation, the Registrant will cease to be a British Columbia company and will exist as a Canadian federal corporation and will adopt articles of continuation and by-laws. The continuation will not affect the assets or liabilities of the Registrant and no new corporate entity will be created by the continuation. During the period from its incorporation on May 18, 1983 until July of 1993 when it commenced funding the development of the Turbodyne Technology, the Registrant was engaged in the

                                                         2
business of mineral exploration. The Registrant no longer holds any interest in any mineral properties. The Registrant owns 100% of Turbodyne Systems, Inc. ("Turbodyne Systems"). Turbodyne Systems was incorporated pursuant to the laws of the State of Nevada, USA, on May 21, 1993. Turbodyne Systems acquired the Turbodyne Technology from Edward M. Halimi, a director, in consideration of the issue to Mr. Halimi of 100 common shares of Turbodyne Systems, being all of the issued and outstanding shares of Turbodyne Systems. The Registrant subsequently acquired ownership of Turbodyne Systems pursuant to an agreement dated July 15, 1993 between the Registrant and Mr. Halimi whereby the Registrant issued 1,000,000 common shares of the Registrant to Edward M. Halimi in consideration for all of the issued and outstanding shares of Turbodyne Systems. This transaction is characterized as a reverse takeover transaction and was effected in accordance with the policies of the Vancouver Stock Exchange. Turbodyne Systems is the owner of the Turbodyne Technology and carries on the business of development and manufacturing products incorporating the Turbodyne Technology. The Registrant incorporated Pacific Baja Acquisition Corp. pursuant to the laws of the State of Wyoming, USA, on April 15, 1996. Pacific Baja Acquisition Corp. was incorporated for the purposes of enabling the Registrant to complete the acquisition of Baja. Pacific Baja Acquisition Corp. had no assets or liabilities prior to the merger. On completion of the Acquisition of Baja, Pacific Baja Acquisition Corp. was merged with Baja, with Pacific Baja Light Metals Corp. as the surviving corporation. The Registrant owns 100% of Pacific Baja Light Metals Corp.
INDUSTRY BACKGROUND AND PRODUCT

1.       Products

The Registrant has developed three principal products employing the Turbodyne Technology more particularly described as follows:

  i.     Turbodyne System

The Turbodyne System is an air flow enhancement product designed to improve the performance of internal combustion engines by increasing air flow to the cylinders. As a result of increased air flow, more efficient combustion takes place within the cylinders resulting in increased power for the same amount of fuel and reduction of engine emissions. In order for combustion to take place in an internal combustion engine, both oxygen and fuel must be present within the combustion chamber (cylinder). Typically the vacuum created by the action of the piston returning to top dead centre position causes air to be sucked into the engine through the carburetor. The fuel is supplied to the cylinder under pressure through the action of the fuel pump and fuel injectors. While engineers attempt to design engines so that optimal combustion occurs, the variation in the air fuel ratio which occurs as a result of the difficulty in controlling air intake pressure results in intervals of inefficient combustion especially during rapid acceleration or deceleration and on cold start up. These variations in air fuel ratios result in lack of or inconsistent engine power, fuel wastage and emissions. The two principal attempts to solve this problem are superchargers and turbochargers. A supercharger is essentially an air compressor which is driven by a belt from the engine and supplies positive air intake pressure to the cylinder through the carburetor. Although superchargers solve most of the air fuel ratio problems they have become unpopular because they are expensive, rob engine power and increase fuel consumption. Turbochargers perform the same function as superchargers by delivering positive air intake pressure through the carburetor to the cylinders. Unlike superchargers, turbochargers are driven through the pressure of exhaust gases exiting the engine. Although turbochargers solve many of the power and fuel consumption problems of superchargers they are designed to work efficiently at speeds from 30,000 to 120,000 RPM. Until the pressure of exhaust gases spins the turbine blades of the turbocharger above 30,000 RPM the air flow to the engine is too slow causing the engine to burn a fuel rich mixture. This results in the phenomenon known as turbo lag. Turbo lag occurs during the period from initial acceleration to the time when the turbine blades spin at full boost (30,000 + RPM). The lack of power during the turbo lag period presents safety problems due to lurches in the acceleration phase of the driving cycle. The inefficient operation of the engine during the turbo lag period increases fuel consumption and maintenance problems and causes an increase in emissions due to the incorrect air fuel ratio. Although turbochargers solve air fuel ratio problems during peak operating periods, they actually exacerbate the problems during the turbo lag period. The Turbodyne System is an add on device for turbocharged engines which uses an electric motor to drive the turbine and provide positive intake pressure through the carburetor during the turbo lag period. The Turbodyne System provides constant speed to turbochargers when exhaust gases are insufficient to maintain appropriate turbocharger rpms. The Turbodyne System incorporates brushless electric motors and clutch designs that eliminate wear problems. The brushless motor and an electronic controller commute the automotive D.C. power into a three phase power supply and feed-back circuit. The motor is integrated as part of an air-duct which is attached to the air intake port of a turbocharger. Rotational power is transmitted through an automatic Bendix type full disconnecting clutch with a conical clutch interface. When the electric motor engages and the shaft rotates, the clutch assembly transmits down the lead screw and engages the turbocharger. Upon acceleration of the clutch

                                                         4
assembly, radial load is centered using a clutch piloting bore. The motor is activated by remote sensors that monitor the demand for power and turboboost. The earliest models of the Turbodyne System were developed primarily for the purpose of overcoming turbo lag, modulating power delivery and avoiding sudden power surges which may cause accidents in turbocharged vehicles. The ability of the Turbodyne System to reduce emissions was discovered during the development of the Turbodyne System when it was observed that vehicles equipped with the system did not generate customary smoke during acceleration. The absence of smoke results from the fact that turbocharger equipped engines are calibrated to deliver fuel to the engine based on optimal air flow that occurs when the turbocharger is running at 30,000+ rpms. During the turbolag period the fuel to air ratio is too rich resulting in inefficient combustion, excessive smoke, particulate matter emissions and wasted fuel. Initial independent laboratory results to date indicate that the Turbodyne System reduces fuel consumption and emissions by providing optimal air fuel ratio for combustion. More efficient combustion also results in better power delivery and elimination of turbolag.
ii. Turbopac Turbopac applies similar technology as the Turbodyne System to make combustion more efficient in non-turbocharged vehicles by optimizing air to fuel ratio. Testing to date indicates that Turbopac extends the same benefits of increased engine power, reduced fuel consumption and reduced emissions to non turbocharged vehicles. Turbopac employs a high speed electronically controlled brushless electric motor which runs continuously once the engine has started, providing positive air intake pressure to optimize the air to fuel ratio. Turbopac essentially serves as an electronic supercharger. Turbopac can also be installed on turbocharger equipped engines. Unlike the Turbodyne System, Turbopac can be installed by unskilled mechanics without the need for precision machining of a turbocharger. The most significant aspect of Turbopac is that it allows the Registrant to target much larger international markets because of its ease of installation and ability to install on non-turbocharged engines. iii. Dynacharger The Dynacharger is the Registrant's newest product. It is essentially a Turbopac built into a turbocharger. It was developed primarily as a result of feedback from evaluations by potential customers who indicated that they would prefer to see the Turbodyne Technology built into a turbocharger rather than provided by an additional component. Its principal advantages over the Turbodyne System attached to a turbocharger are in cost, weight and space economies. Unlike the Turbodyne System, it does not switch off after the lag period but continues to provide additional rotational speed to the turbocharger. It is more appropriate for the original equipment manufacturers market than the after market. The Registrant has also developed a product described as a motor assisted variable geometry turbocharging system ("Motoassist") which is essentially a Dynacharger with a valve system to concentrate exhaust gases resulting in faster turbine acceleration. 2. Proprietary Protection of Products The Registrant has filed and will continue to file patent applications for its products and inventions. The Registrant has made patent applications for its Turbodyne Technology as described below. Except as indicated below, there is no assurance that patents will be granted in respect of these patent applications. A U.S. patent application was made by Edward M. Halimi, as inventor, in 1993 for the Registrant's original Turbodyne Systems product. This patent application was assigned by Mr. Halimi to the Registrant pursuant to an asset purchase agreement between Mr. Halimi and the Registrant dated August 18, 1993. The Registrant has been advised by the U.S. Patent Office that all claims in respect of this patent application have been approved. The Registrant has submitted final drawings to the Patent Office and has paid the patent issuance fee required for the issue of the formal patent. The issue of the formal patent is subject only to the acceptance by the Patent Office of the final drawings. No royalty is payable in respect of this patent. The patent will expire 17 years from the date of formal issuance. Two U.S. patent applications were submitted by Edward M. Halimi, William Woolenweber and Ralph Maloof, as inventors, in 1995 in respect of the Registrant's proprietary Dynacharger products. The U.S. Patent Office has approved all claims with respect to the earlier of the patent applications. The Registrant has submitted final drawings in respect of this earlier patent application and has paid the patent issuance fee required for the issuance of the formal patent. The issue of the formal patent is subject only to the acceptance of final drawings by the Patent Office. Patents issued in respect of the Dynacharger products will expire 20 years from the date of application of each patent. The inventors have executed formal patent assignment documents in favour of the Registrant which have been submitted to the U.S. Patent Office for registration. The Registrant has agreed to pay a royalty to each of the inventors equal to 1% of the gross revenues directly attributable to the Dynacharger products, for a total royalty equal to 3% of gross revenues. Two U.S. patent applications were submitted in late 1995 by Edward Halimi, William Woolenweber and Ralph Maloof, as inventors, in respect of the Registrant's Turbopac products. The Registrant has yet to receive any notice from the U.S. Patent Office approving or disapproving the claims made in these patent applications. The inventors have executed formal patent assignments in favour of the Registrant in respect of these patent applications which have been submitted to the U.S. Patent Office for registration. The Registrant has agreed to pay a

                                                         6
royalty to each of the inventors equal to 1.5% of gross revenues directly attributable to the Turbopac products, for a total royalty equal to 4.5% of gross revenues. Application has also been made and will continue to be made under international Patent Treaties for international patent protection of the Registrant's Turbodyne Technology as deemed appropriate by the Registrant. The Registrant's policy is to diligently defend any infringement of its patents. To date the Registrant has not encountered any challenges or potential challenges of its patents. The Registrant has not established a fund for defense of its patents but may do so if significant sales of its products are achieved. The Registrant also requires all employees, consultants and persons or companies involved in the testing of the Registrant's products to execute confidentiality agreements and to agree to keep confidential all proprietary information with respect to the Registrant's products. 3. Impact of Government Regulation on Products Emissions standards for diesel engines are imposed in the U.S. by the US Environmental Protection Agency (the "US EPA) and by other regulatory agencies such as the California Air Resources Board ("CARB"). Testing indicates that vehicles equipped with Turbodyne Products meet the US EPA's emissions standards as specified in the 1990 Clean Air Act Amendments of 1990 (the "Clean Air Act") which established the US emission standards for on-highway diesel engines produced through 2001. Insofar as light and medium heavy-duty diesel engines are concerned, the CARB standards are similar to those adopted by the US EPA. The current trend towards more stringent government regulation of air pollution indicates increasing demand for Turbodyne's products, particularly in the Original Equipment Manufacturing sector. Government regulations, especially in the environmental and safety areas, have impacted and will continue to impact trucking operations and equipment specifications. OEM Manufacturers for the trucking industry will be required to ensure that there products comply with these regulations. The Registrant believes that the incorporation of Turbodyne's Technology will enable OEM Manufacturers to meet these requirements for their products. STAGE OF DEVELOPMENT 1. Status of Commercial Production The Registrant considers the Turbodyne System, Turbopac and Dynacharger products to be ready for commercial production. The Registrant has commenced limited scale production of the products at its facility in Carpinteria, California and is in the final stages of tooling for commercial production at Baja's facility in La Mirada, California, which is expected to commence concurrent with completion of the Baja Acquisition. To date, Baja has been producing housings for the Registrant's products which are then assembled at the Carpinteria facility.

Turbopac specification and design is essentially complete. The Registrant's engineering staff are in the process of finalizing parts and vendor lists and coordinating delivery schedules for all components. The Registrant plans to commence commercial production of Turbopac by the end of 1996. Milestones yet to be completed prior to being ready for commercial production and sale of product include completion of production equipment procurement and tooling, establishment of manufacturing and testing standards/procedures, establishment of the production/assembly lines, creation of installation procedures and related documentation, and completion of environmental and other performance tests on the final production units. There is no assurance that commercial production will be achieved by the end of 1996 or that the products will be commercially successful. The Registrant is close to completion of specification and design for its Dynacharger product. As many of the components and vendors for the Dynacharger are consistent with Turbopac, the Registrant's management expects to ready the first Dynacharger model for production very shortly after Turbopac, subject to a commercial order being in place. No assurance can be given that this product will be produced and if produced that it will be commercially successful. The Registrant's production plan calls for the electronic components of Turbopac and Dynacharger to be assembled and tested at the Registrant's facility in Carpinteria. Final assembly and testing of the products will be done at the Baja facility in La Mirada. The Registrant has adequate space at its Carpinteria facility for these purposes and Baja intends to commit approximately 30,000 square feet at its La Mirada plant for final assembly and inventory of Turbodyne products. The Registrant expects to concentrate its production and sales efforts on the Turbopac and Dynacharger products, although limited sales and production of the Turbodyne System are expected for customers interested in an add on product for existing turbocharged vehicles. The Registrant's limited production to date has been for the purposes of meeting requirements of potential customers and testing agencies undertaking evaluations of the Registrant's products. The Registrant believes that testing of its Turbodyne System, Turbopac and Dynacharger products and final production designs are substantially complete. Evaluations underway are primarily for the purpose of allowing potential customers to determine the suitability and performance of the products for their applications with the goal of obtaining purchase orders. To date, the Registrant has had no significant sales of its products. 2. Product Evaluations The Registrant is currently completing evaluation programs and joint development programs with potential OEM manufacturing customers. The Registrant's goal is to convince OEM Manufacturers as to the effectiveness of the Turbodyne Technology and to enter into supply ucontracts with these OEM manufacturers.

3. Distributorship Agreements
On June 13, 1996, the Registrant entered into an exclusive distributorship agreement (the "Grand Agreement") with Grand Technologies,
Inc. ("Grand") of Camarillo, California. Under the terms of the Grand Agreement, Grand will act as the exclusive worldwide distributor of the Registrant's Turbopac products for the automotive and motorcycle gasoline engine performance aftermarket. Under the terms of the Grand Agreement, Grand is required to purchase a minimum of 15,000 units in 1996 at an aggregate cost of $9,375,000 US and 50,000 units at an aggregate cost of $31,250,000 US in each subsequent year in order to maintatin its distributorship rights. The Registrant has agreed that it will not terminate the Grand Agreement for failure to meet these minimum orders if Grand has been diligent in promoting sales.
The Registrant has received purchase orders from Grand under the Grand
Agreement in excess of $9,000,000 to date. The Registrant has recently completed the initial delivery of Turbopac products under this Grand Agreement.

The Grand Agreement does not restrict the Registrant's right to appoint other distributors for aftermarket applications other than the automotive and
motorcycle  gasoline  engine  performance  aftermarket,   or  for  the  original
equipment manufacturer market.
The Grand Agreement is for an initial term of three years and will be automatically renewed, subject to Grand complying with the terms of the Grand Agreement, for successive two year periods.
There is no assurance the Registrant will be able to supply the Turbodyne Products ordered under the Grand Agreement.

Grand is a recently incorporated corporation formed for the purpose of marketing the Company's Turbopac products under the Grand Agreement and has no history of prior sales. There is no assurance that Grand will be sufficiently capitalized to enable Grand to complete its obligations under the Grand Agreement or any purchase orders delivered by Grand to the Company.

DEVELOPMENT COSTS TO DATE

The Registrant has been engaged principally in researching and developing products incorporating the Turbodyne Technology since the acquisition of the Turbodyne Technology in April, 1993. The Registrant's research and development policy is to concentrate the business of Turbodyne Systems exclusively on research and development of products incorporating the Turbodyne Technology until such time as the products are ready for commercial production. Turbodyne Systems will continue research and development of further products incorporating the Turbodyne Technology once commercial production commences.
The research and development costs incurred during the past three fiscal years of the Registrant, and from incorporation to June 30, 1996 are as follows:

                         Inception, April 30, 1993         January 1, 1994 to
                         to December 31, 1993              December 31, 1994

Capital Assets                 44,500                            4,315



Product Development Costs      1,326,378                       492,982
Operating Costs                 112,142                        935,992

TOTAL                        1,483,020                       1,433,289


                          January 1, 1995 to               January 1, 1996 to
                          December 31, 1995                June 30, 1996

Capital Assets               481,850                            499,587
Product Development Costs    2,065,957                         1,815,521
Operating Costs              1,527,342                         1,081,407

TOTAL                        4,075,149                         3,396,515


                             Total From Inception,
                             April 30, 1993, to
                             June 30, 1996

Capital Assets                    1,030,252
Product Development Costs         5,700,838
Operating Costs                   3,656,883

TOTAL                            10,387,973

ACQUISITION OF PACIFIC BAJA LIGHT METALS HOLDING, INC. ("Baja")

The Registrant agreed to acquire all of the issued and outstanding shares of Baja pursuant to an agreement dated March 15, 1996 (the "Acquisition Agreement") among the Registrant, Pacific Baja Light Metals Holding, Inc. ("Baja") and Lenart Renberg, Michael Joyce, Sadayappa Durairaj Family Trust, Naresh Saxena and Mugerdish Balabanian (the "Principal Shareholders"). Under the terms of the Acquisition Agreement, the Registrant paid cash consideration to the shareholders of Baja in the amount of $12,000,670 (U.S.) and issued to the shareholders of Baja a total of 3,076,923 common shares of the Registrant. The common shares issued to the shareholders of Baja were not registered under the Securities Act (1933). For accounting purposes, the total purchase price paid by the Registrant will be recorded at $15,000,000 (U.S.) based on an independent valuation report received by the Registrant. The Registrant and Baja have agreed that all material conditions precedent to completion of the acquisition were satisfied on July 2, 1996. The acquisition was formally completed in September, 1996.
The Registrant has incorporated a wholly-owned subsidiary under the Wyoming Business Corporations Act (hereinafter referred to as "Acquisition Corp.") in order to complete the acquisition. Under the terms of the Acquisition Agreement, Baja and Acquisition Corp. entered into a merger agreement pursuant to sections 368(1)(A) and 368(a)(2)(D) of the US Federal Internal Revenue Code pursuant to which Baja and Acquisition Corp. merged to form one corporation. The surviving corporation is a wholly-owned subsidiary of the Registrant and the share and cash consideration referred to above has been distributed to the Baja shareholders as part of the merger.
The Registrant completed its obligation to pay $12,000,670 to the shareholders of Pacific Baja on completion of the Acquisition Agreement using the proceeds of its Series 'A' Special Warrant private placement financing. The Series 'A' Special Warrant private placement financing consisted of the issue by the Registrant of 3,750,000 Series A Special Warrants at a price of $5.00 per Series A Special Warrant for total proceeds of $18,750,000, less expenses of the financing and commissions. The Series 'A' Special Warrant private placement financing is described in detail in Item 12 'Options to Purchase Securities from Registrant or Subsidiaries'.

Baja is the owner of two California subsidiaries, Baja Pacific Light Metals, Inc. and Optima Wheels, Inc. Baja also beneficially owns 100% of Baja Oriente SA de CV as a Mexican subsidiary through which the group's Mexican operations are conducted. Formed in 1989, Baja is a manufacturer of permanent mould and sand cast aluminium products, both machined and raw, for automotive and industrial applications. Baja produces custom wheels for the automotive aftermarket, manifolds, compressor housings and pedestals manufactured on a contract basis for original equipment manufacturers and short productions runs of cast aluminium products, including prototypes, for a variety of industrial customers. Its largest operating facility is an Ensenada, Mexico (operating as a maquiladora) facility providing finished machined and ready to assemble products to customers. Baja is one of a few aluminium foundries on the west coast of the United States. Baja employs some 100 people in California and 325 people in Mexico.

                                                        11
Baja's U.S. headquarters and domestic production facilities are located in La Mirada, CA in a 95,000 square foot leased facility. The maquiladora production is located in Ensenada, Mexico in a 120,000 square foot leased facility which is owned by certain Pacific Baja's shareholders. The group's assets include full sand cast and regular cast aluminium foundries in both Ensenada and La Mirada. Baja owns computer-numerically controlled equipment, transportation equipment and other machinery necessary for its business. Baja sales are a mix of custom wheels and other automotive parts for the OEM and aftermarkets. Contract manufacturing sales are to companies such as Allied Signals, Inc.'s ("Allied Signals") Garrett division, which manufacturers turbocharger systems for Class 8 trucks, and Navistar International Transportation Corporation ("Navistar"). Approximately 26% of 1995 sales were to Allied Signals and a further 25% were to a single distribution organization, Itco Tire Company.

Baja's business strategy is to enhance its contract manufacturing operations by obtaining vehicle- related parts contracts with up to five substantial organizations. Discussions with Navistar have been ongoing and Baja recently obtained small production run orders from Navistar. The trend in the automotive and heavy equipment manufacturing industry is for the consolidation of contract part manufacturers to several dependable contract manufacturers.

For the six months ended June 30, 1996, Baja had net income (before income tax) of U.S. $3,157,000 on sales of U.S. $20,024,000. The total purchase price represents approximately seven times earnings (before income tax and amortization (depreciation)) and approximately one times sales, based on the financial statements of Baja for the year ending December 31, 1995. Baja has been profitable since 1992. The principal reason for the acquisition is to form an alliance with a manufacturer with a proven track record of volume manufacturing of quality auto parts, particularly in the turbocharger field. A number of potential customers who have been evaluating the Registrant's products have indicated that such an alliance would have a positive impact on their purchase decision. In addition, the acquisition will bring to the Registrant personnel experienced in manufacturing and who have contacts with turbocharger manufacturers and the potential customers for the Registrant's products. Baja currently manufactures the housings for the Registrant's Turbodyne, Turbopac and Dynacharger products on a contract basis.

MARKETING

There are essentially two market sectors for the Registrant's products. The primary market is the OEM (Original Equipment Manufacturer) sector. The Registrant hopes to convince manufacturers that its solution to turbo-lag and emissions problems is best. The Registrant would attempt to license the Turbodyne Technology so that new vehicles would have factory-installed Turbodyne products. The units could be made by a supplier, or the Registrant itself. The secondary market is the "aftermarket," i.e., vehicles currently on the road. The Registrant proposes to sell its Turbodyne System and Dynacharger products as replacements for worn-out turbos, or as an upgrade to a new vehicle's standard equipment.

                                                        12
The primary OEM market for Turbodyne System and Dynacharger products are manufacturers of medium to heavy diesel engine trucks. The Registrant has entered into a number of evaluation programs and joint development programs with diesel truck and diesel engine manufacturers with the objective of securing OEM supply contracts under which the Turbodyne System and the Dynacharger products will be incorporated directly into new diesel trucks engines. An additional OEM market consists of small manufacturing companies that convert and upgrade new vehicles from their original factory standards. This market is anticipated to grow as governement pollution regulations become more stringent. The Registrant believes that the key to its success will be obtaining a major contract with an original equipment manufacturer or aftermarket company. A marketing plan has been designed to quickly establish a wide distribution of the Turbodyne System and includes sales materials such as brochures, advertisements and mail-outs. Trade shows will be attended three or four times per year. Sales will be solicited through the assistance of marketing departments of target customers which will be followed by comprehensive technical presentations and demonstrations to senior management. These efforts will be directed to the marketing departments on the basis that the product will contribute to vehicle sales through performance enhancement and the reduction of emissions. In this way, both the OEM and after- market levels can be pursued. No assurance can be given that the Registrant's marketing plan will be successful.

COMPETITION



The Registrant's competition to the Turbodyne Technology is summarized as follows:

a.       existing turbocharger technology;

b.       existing supercharger technology; and

c.       other turbocharger enhancement technologies.

Conventional turbocharging and supercharging systems have achieved commercial and consumer acceptance and are incorporated into existing automobile and truck engines. While the Registrant believes that its Turbodyne Technology offers technical and performance advantages over these existing technologies, conventional turbocharging and supercharging systems will provide competition due to current market acceptance and established product lines. In addition, refinement to current conventional turbocharger and supercharger technology may provide additional competition. The companies currently manufacturing and incorporating current conventional turbocharging and supercharging systems have more resources and are better financed than the Registrant.
The Registrant is unaware of any direct competition to the Turbodyne Technology in the form of competing turbocharger enhancement technologies, other than from current turbocharger and supercharger technology and refinement to the existing technology. There is no assurance that competition will not enter the industry upon commencement of commercial production of products incorporating the Turbodyne Technology. New competition may have greater resources and may be in better financial position than the Registrant.

1996 FISCAL YEAR PERIOD OPERATING PLAN

The Registrant intends to complete the following during the last six months of its 1996 fiscal year and the first six months of its 1997 fiscal year:
         (a)      complete the acquisition of Baja;

(b) commence commercial production of the Registrant's Turbopac products;

(c) commence commercial production of the Registrant's Dynacharger products;

(d) secure contracts with Original Equipment Manufactures and major retrofitters for the commercial production and installation of the Registrant's products as original equipment on diesel engines and diesel engine turbocharger products;

(e) continue the research and development of the Registrant's products and the Turbodyne Technology;

(f) continue joint development and evaluation programs with Original Equipment Manufacturers and major retrofitters with the objective of securing contracts with
Original Equipment Manufacturers and major retrofitters; and

(g) to manufacture and deliver the Turbopac products required to fill the purchase orders received under the Registrant's agreement with Granatelli.

EMPLOYEES

As of October 31, 1996, Turbodyne Systems had 34 full-time employees and 13 consultants and Baja had approximately 425 employees. The Registrant's relationship with its employees is satisfactory. Item 2. Description of Property The administrative head office of the Registrant is located in leased premises at Suite 510, 1090 West Pender Street, Vancouver, British Columbia. The office is approximately 2,000 square feet and is leased on a month to month basis. The Registrant's monthly rent is $2,500 (Cdn.). See Item 13 - "Interest of Management in Certain Transactions".

The Registrant's production and assembly facilities are located in leased premises at 6155 Carpinteria Avenue, Carpinteria California, USA 93013. The facilities are approximately 28,000 square feet on 3.17 acres of land and are leased on a month to month basis from American Appliance Inc. , a private company controlled by Mr. Halimi. The term of the lease to American Appliance Inc. expires on January 30, 2005. The Registrant's monthly rent is $15,000 (U.S.) plus operating costs, including taxes, insurance and utilities.
Baja's California manufacturing facility is located in leased premises at 15300 Valley View Avenue, La Mirada, California 90638. The facility is approximately 95,000 square feet. The facility is leased from New England Mutual Life Insurance Company for a seventy-five month term expiring March 31, 2001. The rent payable by Baja is $24,269.50 (U.S.) per month, inclusive of taxes, rent and operating expenses.

Baja's Mexican manufacturing facility is located in leased premises at #700 Miramar Y Calle, 18 Ensenada, Baja California, Mexico. The facility is approximately 120,000 square feet. The facility is leased from Baja Pacific Properties for a ten year term expiring September 5, 2005. The rent payable is $15,000 (U.S.) per month, inclusive of taxes, rent and operating expenses, and escalates at a rate of 5% per annum during each subsequent year of the lease.

Item 3.           Legal Proceedings
There are no material legal proceedings in progress or to the knowledge of the Registrant, pending or threatened to which the Registrant is a party or to which any of its properties is subject.

Item 4.           Control of Registrant

1. As far as is known to the Registrant, and except as disclosed herein, the Registrant is not directly or indirectly owned or controlled by any other corporation or by any foreign government.

2. The following table sets forth as of October 31, 1996, information with respect to (i) any person who is known to the Registrant to be the owner of more than 10% of any class of the Registrant's voting securities and (ii) the total amount of the class of the Registrant's voting securities owned by the officers and directors and by the directors and officers as a group:

                                                                   Percent of
Director/Officer                    Amount Owned                    Class(1)

Edward Halimi                       3,524,800 common shares(2)       15.04%
President &                         0  options
Director

Leon Nowek                          909,554 common shares(3)          3.88%
Director                            0  options

Daniel Geronazzo                    0     common shares                0.00%
Director                            115,000 options

Wendell R. Anderson                 1,000 common shares                0.005%
Director                            50,000 options

Eugene A. Hodgson                   1,000 common shares                0.005%
Director                             75,000 options

Robert F. Taylor                    0 common shares                    0.00%
Director                            50,000  options

Richard Donaldson                   0   common shares                 0.00%
Secretary                           0   options

Officers and Directors             4,436,354 common shares             18.93%
as a Group (7 persons)             290,000 options


(1) Based upon 23,436,319 common shares issued and outstanding as at August 13, 1996.

(2) This figure includes 3,250,000 escrow shares held in the name of March Technologies Inc., a private company controlled by Mr. Halimi.

(3) This figure includes 900,000 escrow shares held in the name of L.N. Family Holdings Inc., a private company controlled by Mr. Nowek.

As of the date hereof, there are no arrangements known to the Registrant, the operation of which may result in a future change of control in the Registrant.

Item 5.           Nature of Trading Market

The common shares of the Registrant are listed on the Vancouver Stock Exchange in British Columbia, Canada. The Registrant's shares are not currently trading on any United States stock exchange or in the over-the-counter market, and, accordingly, there is currently no public market for the common stock of the Registrant in the United States. There can be no assurance that any such market will develop after the effective date of this Registration Statement.

As of November 6, 1996, the Registrant's share register indicates that 9,272,063 of the issued and outstanding common shares were held by 61 shareholders with addresses in the United States.

The following table sets forth the reported high and low prices for the common shares as quoted over the Vancouver Stock Exchange on a quarterly basis for the most recent two fiscal periods.

Year and Month                                         High*            Low*

July 1, 1996 - September 30, 1996                      $12.80           $ 9.00
April 1, 1996 - June  30, 1996                         $15.00           $ 8.50
January 1, 1996 - March 31, 1996                      $12.875           $ 4.90
October 1, 1995 - December 31, 1995                    $ 5.75           $ 4.10
July 1, 1995 - Sept 30, 1995                          $ 5.625           $ 3.30
April 1, 1995 - June 30, 1995                         $ 6.75            $ 1.21
January 1, 1995 - March 31, 1995                       $ 1.90           $ 0.30
October 1, 1994 - December 31, 1994                    $ 0.63           $ 0.28
July 1, 1994 - September 30, 1994                      $ 0.74           $ 0.37
April 1, 1994 - June  30, 1994                          $0.90            $0.45
January 1, 1994 - March 31, 1994                        $1.08            $0.36

* As quoted by the Vancouver Stock Exchange.  Expressed in Canadian dollars.


Item 6.           Exchange Controls and Other
                  Limitations Affecting Securities Holders

Except as discussed in Item 7, the Registrant is not aware of any Canadian federal or provincial laws, decrees, or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non- Canadian holders of the common shares. The Registrant is not aware of any limitations on the right of non-Canadian owners to hold or vote the common shares imposed by Canadian federal or provincial law or by the Memorandum or Articles of the Registrant.

The Investment Canada Act (the "Act") governs acquisitions of Canadian business by a non- Canadian person or entity. The Act provides, among other things, for a review of an investment in certain Canadian businesses having in excess of $25 million in gross assets.

The Act provides that a United States investor can hold up to 1/3 of the issued and outstanding capital of a Canadian corporation without being deemed a "control person", and that a United States investor holding greater than 1/3 but less than 1/2 of the issued and outstanding capital of a Canadian corporation is deemed to be a control person subject to a rebuttable presumption to the contrary (i.e. providing evidence of another control or control group holding a greater number of shares). If a United States investor wishes to acquire "control" of a Canadian corporation, such investor is required to obtain approval if the asset value of the corporation is greater than $25,000,000. If the asset value of the corporation at the time of the proposed acquisition is less than $25,000,000, the investor wishing to acquire "control" need only file a form indicating his or her intentions. The Act also provides that if United States investors collectively hold greater than 50% of the issued and outstanding shares of the corporation, there is a rebuttable presumption that the corporation's status has changed to that of an American corporation. The effect of the change in status is that if the control of the Registrant is deemed to be held by United States investors, and if the Registrant then wished to make investments of greater than $25,000,000 in Canada, it would need governmental approval.

Item 7.           Taxation

Security holders who are residents of the United States and not residents of Canada ("Non- Resident Security Holders"), and who do not carry on business in Canada through a permanent establishment or perform independent personal services from a fixed base in Canada to which the shares of the Non-Resident Security Holder are effectively connected, will be subject to Canadian income tax at the rate of 10% on the gross amount of dividends paid by the Registrant if the Non- Resident Security Holder is a company which owns a least 10% of the voting stock of the Registrant, and 15% of the gross amount of the dividends in all other cases. Such tax is deducted at source and remitted to Revenue Canada on behalf of the Non-Resident Security Holders.

If a Non-Resident Security Holder carries on business in Canada through a "permanent establishment" or performs independent personal services from a fixed base in Canada, and the holding of shares in respect of which the dividends are paid is effectively connected with such permanent establishment or fixed base, the limitations set out in the preceding paragraph will not apply. Instead, the dividends will be taxed using the rates and rules of taxation generally applicable to residents of Canada.

For present purposes, a "permanent establishment" of a Non-Resident Security Holder can generally be described as a fixed place of business through which the business of a resident is wholly or partly carried on.

Non-Resident Security Holders who hold shares of the Registrant as capital property are not subject to Canadian tax on any gain realized on the disposition of such shares, provided the shares are not "taxable Canadian property". The shares will be taxable Canadian property if the Non- Resident Security Holder disposing of such shares, together with parties related to the Non- Resident Security Holder, have owned more than 25% of the issued shares of the Registrant in the five years immediately preceding the disposition of the shares. If a Non-Resident Security Holder together with related parties have owned more than 25% of the shares of the Registrant in the five years immediately preceding the disposition of such shares, such security holder will be subject to tax on the capital gain arising on the disposition of the shares under the provisions of the Income Tax Act (Canada). However, the Canada/United States Income Tax Convention (1980) (the "Convention") will exempt the Non-Resident Security Holder from the payment of Canadian income tax arising on the disposition of the shares provided the Non-Resident Security Holder was not a resident of Canada for 120 months during the 20 consecutive years preceding the disposition of the shares, and, if such is the case, the Non-Resident Security Holder was not a resident of Canada at any time during the 10 years immediately preceding the disposition of the shares.

If a Non-Resident Security Holder holds shares of the Registrant as capital property that constitutes taxable Canadian property, and the gains on the disposition of such property are not protected from Canadian income tax by the provisions of the Convention, the income of the Non- Resident Security Holder for the year in Canada will include the gains realized from the disposition of the shares. The gain is the difference of the proceeds of disposition of the share and their "adjusted cost base", as determined pursuant to the provisions of the Income Tax Act (Canada). Three quarters of the gain is taxable.

Item 8.           Selected Financial Data

Financial Statements for the Registrant

The following selected financial information is for the completed fiscal periods following the Registrant's reverse takeover of Turbodyne Systems Inc. This information should be read in conjunction with such Financial Statements and notes thereto included elsewhere in this Registration Statement. The Registrant's Financial Statements are prepared according to Canadian Generally Accepted Accounting Principles (CGAAP). In addition, the Registrant's accountants have reconciled the Financial Statements for the periods ending December 31, 1993, December 31, 1994, December 31, 1995, March 31, 1996 and June 30, 1996 in accordance with U.S. Generally Accepted Accounting Principles (US
GAAP). The reconciliation is contained in the notes to the financial statements.

Financial statements are given for the period commencing April 30, 1993, being the effective date of the transfer of the assets comprising the Turbodyne Technology to Turbodyne Systems from Edward M. Halimi. Turbodyne Systems was acquired by the Registrant effective March 8, 1994 pursuant to an agreement between the Registrant and Edward M. Halimi dated July 15, 1993 and amended by amendment agreements dated October 1, 1993 and December 31, 1993.

To date, the Registrant has not paid any dividends on its common shares. The Registrant's policy at the present time is to retain earnings for corporate purposes. The payment of dividends in the future will depend on the earnings and financial conditions of the Registrant and such other factors as the Board of Directors of the Registrant may consider appropriate. Since the Registrant is currently in an expansion stage, it is unlikely that earnings will be available for the payment of dividends in the near future.

Statement of Operations Data for the Registrant (Canadian GAAP)

                           January 1/96 to
                           June 30/96
                           (Cdn. $)

Gross Revenue              nil

Net Loss for                        $1,081,407
Period

Net Loss Per                        $0.07
Share

                           January 1/95 to                   January 1/94 to
                           December 31/95                     December 31/94
                           (Cdn. $)                                    (Cdn. $)

Gross Revenue              nil                                nil

Net Loss for                        $1,527,342                $935,992
Period

Net Loss Per                        $0.16                      $0.18
Share

                           April 30/93 to
                           Dec 31/93
                           (Cdn. $)

Gross Revenue              nil

Net Loss for                        $122,142
Period

Net Loss Per                        $0.06
Share

Balance Sheet Data for the Registrant (Canadian GAAP)

                           June 30/96
                           (Cdn. $)

Total Assets                        $10,325,940

Working Capital                     $ 2,198,608

Long Term                  $   113,647
Liabilities

Total Liabilities                   $   587,849

Shareholder's                       $9,738,091
Equity

                           December 31/95            December 31/94
                           (Cdn. $)                           (Cdn. $)

Total Assets                        $5,201,899                $1,899,016

Working Capital                     $ 82,495                  ($426,910)

Long Term                  $ 20,010                  nil
Liabilities

Total Liabilities                   $503,122                  $458,451

Shareholder's                       $4,698,777                $1,440,565
Equity

Statement of Operations Data for the Registrant (U.S. GAAP)

                           Jan 1/96 to
                           June 30/96
                           (Cdn. $)

Gross Revenue              nil

Net Loss for                        $2,896,928
Period

Net Loss Per                        $0.19
Share
                           Jan 1/95 to                        Jan1/94 to
                           Dec 31/95                          Dec 31/94
                           (Cdn. $)                           (Cdn. $)

Gross Revenue              nil                                 nil

Net Loss for                        $3,593,299               $1,428,974
Period

Net Loss Per                        $0.37                         $0.28
Share
                           April 30/93 to
                           Dec 31/93
                           (Cdn. $)

Gross Revenue              nil

Net Loss for                        $ 291,633
Period

Net Loss Per                        $0.14
Share

Balance Sheet Data for the Registrant (U.S. GAAP)


                           June 30/96
                           (Cdn. $)

Total Assets                        $4,625,102

Working Capital                     $2,198,608

Long Term                  $   113,647
Liabilities

Total Liabilities                   $   587,849

Shareholder's                       $4,037,253
Equity


                           Dec 31/95                 Dec 31/94
                           (Cdn. $)                           (Cdn. $)

Total Assets                        $1,316,572                         $ 79,656

Working Capital                     $ 82,485                  ($426,910)
(deficit)

Long Term                  $ 20,010                  nil
Liabilities

Total Liabilities                   $503,122                  $458,451

Shareholder's                       ($813,460)                 ($378,451)
Equity (deficit)

                           Dec 31/93
                           (Cdn. $)

Total Assets                        $ 44,500

Working Capital                     ($336,132)
(deficit)

Long Term                   nil
Liabilities

Total Liabilities                    $336,132

Shareholder's                       ($291,633)
Equity (deficit)

Financial information for the Registrant as of June 30, 1996 is unaudited.


Financial Statements for Baja

The following selected financial information for the completed fiscal periods of Baja is derived from the Financial Statements of Baja. This information should be read in conjunction with such Financial Statements and notes thereto included elsewhere in this Registration Statement. The Registrant's Financial Statements are prepared according to U.S. Generally Accepted Accounting Principles. Financial information for Baja as of June 30, 1996 is based on unaudited financial statements prepared by management of Baja.

Statement of Operations Data (U.S. GAAP) for Baja

                           Jan 1/96 to                        Jan 1/95 to
                           June 30/96                         Dec 31/95
                           (U.S. $)                           (U.S. $)

Gross Revenue              $20,024,000                        $28,986,000

Net Income for                      $ 1,894,000               $   815,000
Period


                           Jan 1/94 to                        Jan 1/93 to
                           Dec 31/94                          Dec 31/93
                           (U.S. $)                           (U.S. $)

Gross Revenue              $19,392,000                        $13,871,000

Net Income for                      $    480,000             $   245,000
Period

Balance Sheet Data (U.S. GAAP) for Baja

                           June 30/96                         Dec 31/95
                           (U.S. $)                           (U.S. $)

Total Assets                        $18,773,000                 $16,118,000

Working Capital                     $     225,000               ($ 1,019,000)
(deficit)

Long Term                           $ 1,655,000                  $ 2,177,000
Liabilities

Total Liabilities                   $12,028,000                   $11,307,000

Shareholder's                       $ 6,705,000                   $4,811,000
Equity

                           Dec 31/94
                           (U.S. $)

Total Assets                        $12,213,000

Working Capital                     $343,000

Long Term                           $ 922,000
Liabilities

Total Liabilities                   $8,217,000

Shareholder's                       $3,996,000
Equity

Pro Forma Financial Statement for Registrant

The Registrant's auditors have prepared an unaudited pro-forma balance sheet and an unaudited pro-forma consolidated statement of operations, reconciled to U.S. GAAP, for the Registrant and Baja as of June 30, 1996 based on the unaudited financial statements of each of the Registrant and Baja as of June 30, 1996. The Pro Forma Financial Statements assume the completion of the acquisition by the Registrant of Baja and the completion of each of the Series 'A' Special Warrant and Series 'C' Special Warrant private placement financings as described in Item 12 'Options to Purchase Securities from Registrant or Subsidiaries', on the basis set forth in Note 1 'Organization and Basis of Presentations' in the notes to the Pro Forma Financial Statement. Selected financial information from the consolidated financial statements is summarized below:

                                                     June 30, 1996
                                                     (U.S.$)

Total Assets                                               $35,470,614
Working Capital                                               $  6,887,819
Long Term Liabilities                                         $  1,738,337
Total Liabilities                                             $ 12,459,068
Shareholder's Equity                                           $23,011,096

Net Sales                                            $20,024,000
Net Income (loss)                                             $   (450,766)


Exchange Rates

The following table sets forth, for the periods and dates indicated, certain information concerning exchange rates of United States and Canadian dollars. All the figures shown represent noon buying rates for cable transfers in New York City, certified for customs purposes by the Federal Reserve Bank of New York. The source of this data is the Federal Reserve Bulletin and Digest.

Period                     Period End                         Average

December 1990              1.1635                    1.1670 (CDN$/US$)
December 1991              1.1467                    1.1460 (CDN$/US$)
December 1992              1.2725                    1.2088 (CDN$/US$)
December 1993              1.3308                    1.2902 (CDN$/US$)
December 1994              1.3893                    1.3659 (CDN$/US$)
December 1995              1.4018                    1.3725 (CDN$/US$)
June 30, 1996              1.3637                    1.3613 (CDN$/US$)

Item 9.           Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the Financial Statements and Notes thereto appearing elsewhere in this Registration Statement.

Results of Operations

Since the acquisition of the Turbodyne Technology in April, 1993, Turbodyne Systems has been engaged principally in researching and developing products incorporating the Turbodyne Techology to enhance engine perfomance and reduce emissions of internal combustion engines. The development of the Registrant's Turbodyne System, Turbopac and Dynacharger products are essentially complete and the Registrant is now tooling for the commercial production. While the Registrant has undertaken low volume production of its products, the products produced have been primarily used for testing and evaluation products with potential industry Original Equipment Manufacturer and major retrofit customers. The Registrant does not have any revenues from its products to the date of this Registration Statement and has expended $10,924,008 to June 30, 1996 as development costs for the Turbodyne products.
Liquidity and Capital Resources


The operating expenses of the Registrant will increase as the Registrant finalizes its preparations for commercial production of the Turbodyne products. The Registrant believes that its working capital upon completion of the acquisition of Baja will be sufficient to fund carry out its operating plan through to mid-1997.
The liquidity of the Registrant will be affected if the Registrant is unable to:

(a)  finalize   agreements  with  Original  Equipment   Manufactures  and  major
retrofitters for the incorporation of its Turbodyne products in new diesel engines and after- market diesel engine products;

(b) acheive sales of its Turbodyne products directly to after-market customers at commercially viable rates.

The Registrant is using its best efforts to enter into contracts with Original Equipment Manufacturers and major retrofitters for the incorporation of its Turbodyne products. The

Registrant has received purchase orders in excess of $9,000,000 U.S. for its after-market products under its distribution agreement with Granatelli. The liquidity of the Registrant will be affected if the Registrant is unable to commence commercial production of its products in time to meet these purchase orders.

The Registrant has financed its operations to date, including research and development activities, general and administrative expenditures, and evaluation and joint development programs, from the sale of equity securities. The initial acquisition of the Turbodyne Technology was completed by reverse takeover whereby the Registrant issued 1,000,000 common shares to the shareholders of Turbodyne Systems in order to acquire Turbodyne Systems.


The Registrant's projection of its working capital being sufficient to fund its operating plan to mid-1997 is exclusive of any funds which may be available from the business of Baja after completion of the acquisition of Baja. The Registrant's intent is to keep the cash flow for the Baja business for the operation and expansion of the Baja business. The Registrant does not intend to use the cash flow from the Baja business to fund the Turbodyne business.


Item 10.          Directors and Officers of the Registrant

The following table sets forth all current directors and executive officers of the Registrant, with each position and office held by them in the Registrant, and the period of service as such:


Name and Position
with the Company                     Age              Commencement of Service

EDWARD HALIMI                        51                    October 18, 1993
Carpinteria, California
President, Director
& Promoter

LEON E. NOWEK                       39                      October 18, 1993
Surrey, British Columbia
Director

DANIEL GERONAZZO                   65                       January 24, 1995
Christina Lake, British Columbia
Director

RICHARD W. DONALDSON              57                         October 18, 1993
Palm Desert, California
Secretary

WENDELL R. ANDERSON               63                         November 20, 1995
Minneapolis, Minnesota
Director


EUGENE A. HODGSON                 40                         May 27, 1996
Vancouver, British Columbia
Director

ROBERT F. TAYLOR                  56                         July 12, 1996
Calgary, Alberta
Director

Edward Halimi is the President and Chief Executive Officer of the Registrant and has served in those capacities since October 18, 1993. Mr. Halimi is the developer of the Turbodyne System. He spent 11 years working with FerroPlast Corporation, an international company specializing in the engineering and manufacture of diesel engines, pumps, electric motors and farm equipment. As a Vice-President, Mr. Halimi worked in the engineering and manufacturing divisions in the Middle East and Europe and was responsible for the home building and housing operations in the United States. Mr. Halimi was also the President and Chief Executive Officer of Technodyne Corporation, a manufacturer of heat management and temperature control units and he is currently the Chief Executive Officer of Biosonics Corporation, a research and development company in the fields of ultrasonics, vibration control and semi-conductor research and electronics.

Leon E. Nowek is a director of the Registrant and has an accounting background and is responsible for corporate finance, finance reporting and regulatory compliance. He was appointed as a director of the Registrant in October, 1993. Mr. Nowek is also a director and senior officer of New Westwin Ventures Inc. Mr. Nowek has been involved in a similar role with a number of public companies since 1983.

Daniel Geronazzo is a director of the Registrant. He was appointed as a director on January 24, 1995. Mr. Geronazzo is an attorney in the Province of British Columbia and has been in private legal practice for the past 35 years

Mr. Anderson is a director of the Registrant. He was appointed as a director on November 20, 1995. Mr. Anderson has received his Doctor of Law Degree from the University of Minnesota Law School in 1960. He has been in private practise since 1963 and is presently an attorney with the firm of Larkin, Hoffman, Daly and Lindgren Ltd. of Bloomington, Minnesota. Mr. Anderson has held several positions of public office. From 1959 to 1963 he was a state representative from Minnesota and served as state senator from 1963 to 1971. In 1971 Mr. Anderson was elected as

Governor of the State of Minnesota. At that time, he was the nation's youngest governor. In 1977 Mr. Anderson became a United States Senator from the State of Minnesota. He held office for a period of two years. During his term, he served on such committees as the environment and public works committee, the budget committee, the natural resources committee and armed services committee. Mr. Anderson currently serves as a director of numerous corporations and foundations including National City Bank Corporation and the University of Minnesota Board of Trustees.

Richard W. Donaldson is the secretary of the Registrant. He was appointed as the secretary on October 18, 1993. Mr. Donaldson has been a self-employed private investor since 1978.

Eugene A. Hodgson is a director of the Registrant. Mr. Hodgson is a self-employed management consultant. Mr. Hodgson was previously Director of Corporate Development at Intrawest Corporation, a company listed on the Toronto Stock Exchange, for a period of five years. Mr. Hodgson is currently Director of the Vancouver Board of Trade and Chair of its communications committee. He is also currently treasurer of the Liberal Party of Canada (British Columbia). Mr. Hodgson has held a number of positions in both the British Columbia and Yukon governments.

Robert F. Taylor is a director of the Registrant. Mr. Taylor is also a director of Shell Canada Products. Mr. Taylor is a chartered accountant and is a member of the Institute of Chartered Accountants of Alberta, Canada. Mr. Taylor was appointed president of Shell Canada Products in 1993 and has served in various capacities with Shell since 1967 in Calgary, Toronto and London, England.

Edward M. Halimi and Leon E. Nowek presently devote 100% of their time to the business of the Registrant. Daniel Geronazzo, Richard W. Donaldson and Robert F. Taylor devote such percentage of their time as is required by the Registrant to the business of the Registrant. Eugene A. Hodgson devotes a majority of his business time to the business of the Registrant.

Directors may be appointed at any time and are then re-elected annually by the Stockholders. Directors receive no compensation for serving as such, other than stock options. Officers are elected annually by the Board of Directors and serve at the discretion of the Board.


MICHAEL J. JOYCE. Michael J. Joyce (52) is employed as President of Pacific Baja Light Metals Corp. Mr. Joyce graduated from Kent State University with a BA in Physics and from Ohio State University with an MBA and has over 25 years of manufacturing and management experience. He has 15 years of experience in the aluminum casting and machining industry as a supplier to both automotive OEM's and aftermarket companies. Prior to joining Baja in 1990, Mr. Joyce was Group President of a major automotive supplier.

LENNERT RENBERG. Lennert Renberg (52) is the production and operations manager of Pacific Baj Light Metals Corp. Mr. Renberg possesses over 30 years experience in both the "tool and die" industry as well as aluminum foundry. Mr. Renberg owned and operated a tool and die business and an aluminum foundry in the Los Angeles area.

Item 11.          Compensation of Directors and Officers

The Registrant does not compensate directors for acting solely as directors.

The Registrant pays a salary of $60,000 per year to Mr. Edward M. Halimi as President of the Registrant. Mr. Halimi was paid a salary of $60,000 per year in 1994 and 1995 and was granted options to purchase 500,000 shares of the Registrant in 1995. The options granted to Mr. Halimi were granted in accordance with the policies of the Vancouver Stock Exchange at a price equal to the 10 day average trading price of the Registrant's shares for the period immediately prior to granting of the options. Mr. Halimi did not receive any share purchase options in 1994.

The Registrant is party to a management services agreement with Seeds Investment Corporation ("Seeds") whereby the Registrant pays to Seeds a total of $2,500 per month in consideration of Seeds providing the management services of Leon E. Nowek to the Registrant. Seeds is a private British Columbia company controlled by Leon E. Nowek, a director of the Registrant.

In aggregate, the Registrant and its subsidiary, Turbodyne Systems, paid a total of $90,000 to its directors and officers for services in all capacities during its last fiscal year of the Registrant, ending December 31, 1995.

Item 12.          Options to Purchase Securities
                  from Registrant or Subsidiaries

As at October 31, 1996 the Registrant had outstanding options to purchase common shares as follows:

Number of Shares                   Exercise Price        Expiry Date

 80,000                             $1.65                 April 20, 1997
265,000                             $4.20                 July 28, 1997
424,000                             $4.66                 December 27, 1997
250,000                             $4.75                 August 17, 1997
531,500                             $7.13                 February 27, 1998
475,000                             $ 9.00                September 3, 1998
305,000                             $ 9.00                September 9, 1998

The officers and directors as a group hold an aggregate of 290,000 options to purchase common shares.

The granting of options by the Registrant to its employees, officers and directors is governed by the policies of the Vancouver Stock Exchange (the "VSE") which require that a company not grant options at a price less than the average 'Market Price' of the company's shares for the ten trading days prior to granting of the options and delivery of notice to the VSE. The 'Market Price' is determined as the closing price of the company's shares as listed on the VSE.

The Registrant has outstanding as of October 31, 1996, non-transferable warrants to purchase 476,518 common shares. These warrants were issued pursuant to various private placement subscription agreements and are subject to various hold periods. The following are the particulars of the warrants issued in connection with such private placements, with reference to the number of common shares of the Registrant issuable upon the exercise of the warranty in connection with each private placement:

Number of Shares    Exercise Price of Warrants          Warrants Expiry Date


30,000                     $4.27                           Nov 24/96
24,752                     $4.14                           Dec 1/96
30,000                     $3.89                           Dec 5/96
27,027                     $3.80                           Dec 7/96
25,000                     $4.10                           Dec 18/96
23,530                     $4.35                           Jan 2/97
23,529                     $4.35                           Jan 18/97
23,529                     $4.35                           Jan 22/97
23,529                     $4.35                           Feb 1/97
19,047                     $5.35                           Feb 12/97
31,348                     $6.48                           Feb 23/97
15,873                     $6.40                           Feb 28/97
14,925                     $6.80                           Mar 5/97
15,948                     $6.37                           Mar 12/97
43,416                     $7.01                           Mar 15/97
13,793                     $7.35                           Mar 18/97
45,368                     $7.55                           Mar 19/97
12,562                     $8.06                           Mar 21/97
33,333                     $9.00                           Sept 3/97

None of the warrants described above have been exercised as of the date of this Registration Statement. All of the above-referenced options and warrants are currently exercisable.

The Registrant has completed a private placement of Series "A" special warrants, as described below, in order to complete the acquisition of Pacific Baja. The Series "A" Special Warrant

Private Placement was a brokered private placement, the terms of which were determined by negotiation between the Registrant and its underwriters, subject to the policies of the Vancouver Stock Exchange. The proceeds of the Series "A" Special Warrant private placement in the amount of $18,750,000 were held in escrow by the Registrant's registrar and transfer agent, Montreal Trust Company of Canada, pending completion of the acquisition of Pacific Baja by the Registrant in accordance with the terms of the Acquisition Agreement. The proceeds of the Series "A" Special Warrant private placement, less expenses of the underwriters, were released to the Registrant on completion of the acquisition of Baja and were used to pay the cash portion of the acquisition price to the Baja shareholders.

The securities issued pursuant to the Series "A" Special Warrant private placement consisted of a total of 3,750,000 Series "A" Special Warrants issued by the Registrant at a price of $5.00 per Series "A" Special Warrant for total proceeds of $18,750,000. Each Series "A" Special Warrant is exercisable into one unit (an "A-Unit") of the Registrant for no additional consideration at any time prior to July 2, 1997. Each A-Unit consists of one common share of the Registrant and one transferable share purchase warrant (an "A-Warrant"). Each whole A-Warrant entitles the subscriber to purchase a further common share of the Registrant for a price of $5.50 per share at any time prior to July 2, 1997. The price of the Series 'A' Special Warrants was determined by negotiations between the Registrant and its underwriters on November 1, 1995. The negotiated price was in compliance with the policies of the Vancouver Stock Exchange which required the price to be no less than 15% less than the closing price of the Company's shares, as traded on the VSE, on the day prior to the private placement announcement. The Registrant is obligated to use its best efforts to qualify the distribution of the Series 'A' Special Warrants by the filing of a prospectus in the Provinces of British Columbia, Manitoba and Ontario.

The Series "A" Special Warrants will be deemed to be exercised on the earlier of:

 (a) the fifth business day following the date a receipt is issued by the applicable regulatory authorities for a prospectus qualifying the distribution of the A-Units in the Provinces of British Columbia, Manitoba and Ontario; and

          (b)     the first anniversary of the closing of the financing.

The Registrant intends to file a prospectus with the securities commissions in the Provinces of British Columbia, Manitoba and Ontario in order to qualify for re-sale within these provinces of the 4,125,000 common shares and 4,125,000 A-Warrants to be issued to the subscribers of the Registrant's Series 'A' Special Warrant private placement upon conversion of the Series "A" Special Warrants . Upon issue of a final prospectus receipt by each of the above securities commissions, the 4,125,000 common shares and 4,125,000 A-Warrants will be freely tradable within the Provinces of British Columbia, Manitoba and Ontario, subject to additional restrictions under applicable securities legislations. If receipts for a final prospectus are not obtained, the 4,125,000 common shares and 4,125,000 A-Warrants will be subject to a hold period and additional restrictions under applicable securities legislation until at least July 2, 1997. As the Registrant was unable to qualify the distribution of the common shares and A-Warrants by October

2, 1996, by the filing of a prospectus, as described above, the Series "A" Special Warrants are convertible into one common share and one whole A-Warrant. If the Registrant had been able to qualify the Series "A" Special Warrants by the filing of a prospectus, as described above, by September 30, 1996, the Series "A" Special Warrants would have been convertible into one common share and one-half of one A-Warrant.

At the election of the underwriters who completed the Registrant's special warrant private placement, a total of 375,000 Series "A" Special Warrants were issued to the underwriters in lieu of cash commissions payable on completion of the private placement. A total of 375,000 common shares and 375,000 A-Warrants may be issued by the Registrant to the underwriters upon the conversion of the Series "A" Special Warrants by the underwriters.

On April 2, 1996, the Registrant announced a private placement of 155,000 Series 'B" special warrants at a price of $12.00 per Series "B" Special Warrant, based on the closing price of the Registrant's shares prior to announcement of the private placement. The private placement of Series 'B' special warrants did not complete due to the exercise by the subscribers of certain retraction rights negotiated between the Registrant and its underwriters.

On August 19, 1996, the Registrant announced a private placement of 500,000 Series 'C' Special Warrants to be issued by the Registrant at a price of $9.00 per Series 'C' Special Warrant for a total proceeds of $4,500,000. Each Series 'C' Special Warrant will be exercisable into one unit (a 'C-Unit') of the Registrant for no additional consideration at any time prior to the one year anniversary of the issue of the Series 'C' Special Warrant. Each C-Unit shall consist of one Common Share of the Registrant and one half of one transferable share purchase warrant (a 'C- Warrant'). Each whole C-Warrant will entitle the subscriber to purchase a further Common Share of the Registrant at the price of $9.50 per share at any time prior to the one year anniversary of the issue of the Series 'C' Special Warrants. At the option of the Agent who will be completing the Registrant's Series 'C' Special Warrant Private Placement, a total of up to 50,000 Series 'C' Special Warrants may be issued to the Agent in lieu of cash commission payable on completion of the private placement. In the event the Agent elects to receive payment in Series 'C' Special Warrants, a total of 50,000 Common Shares of the Registrant and 50,000 C-Warrants may be issued by the Registrant upon exercise of the Series 'C' Special Warrants.

The difference in the offering price of the Series 'A', Series 'B' and Series 'C' special warrant private placements announced by the Registrant is accounted for by the variations of the Registrant's share price as traded on the Vancouver Stock Exchange. The policies of the Vancouver Stock Exchange require that a company listed on the Vancouver Stock Exchange not announce private placements at a price less than the closing price of the Company's shares on the trading day immediately prior to the announcement of the private placement, less an applicable discount. The maximum discount available to the Registrant is 15% from the market price of the Registrant's shares, assuming the Registrant's shares are trading at a price greater than $2.00 per share.

Item 13.          Interest of Management in Certain Transactions

Material Agreements

Edward M. Halimi, a director of the Registrant, transferred all assets comprising the Turbodyne Technology, as of the date of the transfer, to Turbodyne Systems in consideration for the issue to Halimi of 100 common shares of Turbodyne Systems, being all of the issued and outstanding shares of Turbodyne Systems. The Registrant acquired all of the issued and outstanding shares in Turbodyne Systems from Halimi pursuant to an agreement dated July 15, 1993 and amended by amendment agreements dated October 1, 1993 and December 31, 1993 whereby the Registrant issued 1,000,000 common shares to Halimi.

Pursuant to an agreement between the Registrant and Centrepoint Equities Inc. ("Centrepoint"), the Registrant pays Centrepoint $2,500 per month in consideration of Centrepoint providing office space and secretarial and reception services to the Registrant. During the fiscal year ended December 31, 1995 a total of $30,000 was paid or is payable to Centrepoint pursuant to this agreement. Centrepoint is a non-reporting British Columbia company, the shares of which are owned by Leon E. Nowek, a director of the Registrant.

For the year ended December 31, 1995, the Registrant also paid a total of $30,000 to Seeds Investment Corporation ("Seeds"), in consideration of Seeds providing management services to the Registrant at a salary of $2,500 per month. Seeds is a private British Columbia company controlled by Leon E. Nowek, a director of the Registrant.

Stock Options

Management has an interest in the stock options and share purchase warrants described under Items 4 and Items 12 of this Registrations Statement.


                                                      PART II


Item 14.          Description of Securities to be Registered

The class of capital stock of the Registrant being registered hereby is the Registrant's common shares.

The issued and outstanding share capital of the Registrant is summarized as follow:


SHARE CAPITAL STRUCTURE

The authorized capital of the Registrant consists of 100,000,000 common shares without par value, 100,000,000 Class A preference shares with a par value of $10 per share and 100,000,000 Class B preference shares with a par value of $50 per share. As of June 30, 1996, being the date of the most recent balance sheet of the Registrant included in this Registrant, 20,218,566 of the Registrant's common shares have been issued and are outstanding. As of November 6, 1996, 23,436,319 of the Registrant's common shares have been issued and are outstanding. None of the Registrant's Class A or Class B preference shares have been issued or are outstanding.

Each of the common shares has equal dividend, liquidation and voting rights. Holders of the common shares are entitled to one vote per share on all matters that may be brought before them. Holders of the common shares are entitled to receive dividends when declared by the Board of Directors from funds legally available therefor. The common shares are not redeemable, have no conversion rights and carry no pre-emptive or other rights to subscribe for additional shares. The outstanding common shares are fully paid and non-assessable. The Articles of the Registrant contain provisions granting certain priorities over the holders of the common shares to the holders of the classes of preference shares in the event of liquidation, dissolution or winding-up of the Registrant.

As a reporting issuer in British Columbia listed on the Vancouver Stock Exchange, the Registrant is governed by securities laws and regulations applicable in British Columbia and the policies of the Vancouver Stock Exchange. Certain regulations of British Columbia and the Vancouver Stock Exchange set forth distinctions between "free trading common shares" and common shares required to be placed in escrow or in a "pool". Free trading common shares are not subject to any restrictions on resale, and can be traded without regulatory approval. Free trading shares are generally qualified by way of prospectus and issued to the public. Conversely, shares issued by way of "private placement" to certain investors and not the public, are usually subject to a one- year hold period and cannot be traded until the relevant hold period has expired. Once the hold period expires, the shares would then become free trading shares. Under the policies of the Vancouver Stock Exchange, a listed company is entitled to sell "performance shares" to its principals at a minimum price of $0.01 per share on its original organization, or if the company is inactive, then upon a reverse takeover transaction or a substantial corporate reorganization, provided that the number of performance shareholders not exceed 65% of the issuer's shares then outstanding. The principals of the company receiving performance shares must pay for the performance shares at the price approved by the company and the Vancouver Stock Exchange. The shares are then placed in escrow with the company's escrow agent and released in accordance with certain earnings performance criteria to be met by the company. Any of these escrow shares that are not released within 10 years of issuance are cancelled.

As of November 6, 1996, the Registrant's issued and outstanding common shares consist of the following:

a.        none of the Registrant's shares were held in pool;

b. 4,150,000 of the Registrant's common shares are held in escrow as performance shares;

c.    18,809,801 common shares were free-trading common shares; and

d. 476,518 common shares were subject to varying hold terms pursuant to the policies of the Vancouver Stock Exchange.

The Registrant issued the 4,125,000 performance shares at a price of $0.01 per common share at the time of the completion of the Registrant's reverse takeover of Turbodyne Systems (the "Reverse Take Over"). The performance shares are owned as follows:

March Technologies Inc.*                                      3,250,000
L.N. Family Holdings Inc.**                                      900,000

* All of the voting shares of March  Technologies Inc. are beneficially owned by
Edward  Halimi,   President,   Chief  Executive  Officer  and  Director  of  the
Registrant.

** All of the voting shares of L.N. Family Holdings Inc. are beneficially owned by Leon E. Nowek, a Director of the Registrant.

The performance shares described above are subject to an escrow agreement dated March 17, 1994 among the Registrant, Montreal Trust Company of Canada Limited, as escrow agent, and March Technologies Inc. and Leon E. Nowek, as principals of the Registrant. The Registrant's performance shares described above can only be released in compliance with Local Policy Statement 3-07 of the British Columbia Securities Commission. Under this Local Policy Statement, releases of Registrant's performance shares from escrow shall be made on the basis of a pro-rata release of that number of escrow shares determined as follows:

                        Number of Performance Amount of Cumulative Cash Flow
                   Shares to be Released = not Previously Applied to a Release
                                             Earn Out Price

"Cumulative Cash Flow" means at any time, the aggregate Cash Flow of the Registrant up to that time from a date no earlier than the Registrants financial year-end and immediately preceding the date of the completion of the Reverse Take Over, net of any negative Cash Flow.


          (a)     depreciation;
          (b) amortization of goodwill and amortization of research and development, excluding general and administrative costs;
          (c) expended research and development costs, excluding general and administrative costs;

          (d) any other amounts permitted or required by the British Columbia Securities Commission.

"Earn Out Price" means the price of the Registrant's common shares at the time of the agreement for the Reverse Take Over was executed multiplied by the Earn Out Factor.

"Earn Out Factor" means the number obtained by squaring the Escrow Share Percentage expressed as a decimal and multiplying by four.

"Escrow Share Percentage" means the percentage that the issued performance shares are of the total issued and outstanding voting securities of the Registrant, determined on the date of the completion by the Registrant of the Reverse Take Over.

The performance shares issued by the Registrant were issued upon completion by the Registrant of the Reverse Take Over. The escrow share percentage applicable to these performance shares is 49.5%, based on 8,738,052 common shares of the Registrant being outstanding on completion of the Reverse Take Over. Accordingly, the Earn Out Factor is 0.9801. The price of the registrant's common shares used to determine the Earn Out Price is $0.35 per common share based on the trading price of the Registrant's common shares on the Vancouver Stock Exchange at the time the agreement for the Reverse Take Over was executed. Accordingly, the number of performance shares to be released is calculated as follows:

Number of Performance Amount of Cumulative Cash Flow Shares to be Released = Not Previously Applied to a Release 0.35 x (0.495)2 x 4

Number of Performance Amount of Cumulative Cash Flow Shares to be Released = Not Previously Applied to a Release 0.343

The number of performance shares will be for an applicable fiscal year of the Registrant. For subsequent financial periods, only Cumulative Cash Flow not previously applied to a release of performance shares may be used to determine subsequent releases of performance shares.


The transfer agent and registrar for the common shares of the Registrant is Montreal Trust Company of Canada of 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9.

                                                     PART III


Item 15.          Defaults Upon Senior Securities

Inapplicable

Item 16.          Changes in Securities and Changes in Security for
                  Registered Securities

Inapplicable



                                                      PART IV

Item 17.          Financial Statements

See "Item 19. Financial Statements and Exhibits" for a list of those Financial Statements of the Registrant which follows.

Item 18.          Financial Statements

Inapplicable

Item 19.          Financial Statements and Exhibits

(a)               INDEX TO FINANCIAL STATEMENTS

 (a)     Unaudited Financial Statements of the Registrant as at June 30, 1996

                  - Auditors Report
                  - Consolidated Balance Sheet
                  - Consolidated Statement of Operations and Deficit
                  - Consolidated Statement of cash flows
                  - Consolidated Statement of Shareholders Equity

(b)     Audited Financial Statements of the Registrant as at December 31, 1995,
                  December 31, 1994 and December 31, 1993:

                  - Auditors Report
                  - Consolidated Balance Sheet

                  - Consolidated Statement of Operations and Deficit
                  - Consolidated Statement of cash flows
                  - Consolidated Statement of Shareholders Equity

          (c)     Auditors Report for Pacific Baja as at December 31, 1995:

                  - Consolidated balance sheet as at December 31, 1994 and 1995
    - Consolidated statements of income for the years ended 1993, 1994 and 1995
                  - Consolidated Statements of Shareholders Equity
   - Consolidated Statements of cash flow for years ending 1993, 1994, and 1995

(d) Unaudited financial statements of Pacific Baja as at June 30, 1996 and June 30, 1995

(e) Pro-Forma Consolidated Balance Sheet and Pro-Forma Consolidated Statement of Operations for the Registrant as at June 30, 1996.

(f) Consent letters of Morgan & Company and McGladrey & Pullen, LLP, in regard to the inclusion of Independent Auditors' Reports in the Registration Statement.



(b)               EXHIBITS

          1(a) Certificate of Incorporation of Dundee Resources Corp. dated May 18, 1983.

          1(b)    Articles of Dundee Resources Corp.

          1(c)    Memorandum of Dundee Resources Corp.

          1(d) Certificate of Name Change from Dundee Resources Corp. to Clear View Ventures
                  Inc. dated January 20, 1993.

          1(e)    Amended Memorandum of Clear View Ventures Inc.

          1(f) Certificate of Name Change from Clear View Ventures Inc. to Turbodyne
                  Technologies Inc. dated April 28, 1994.

          1(g)    Amended Memorandum of the Registrant.

          1(h)    Articles of the Registrant.

          1(i)    Proposed Articles of Continuation of the Registrant

          1(j) Proposed By-laws of the Registrant to be adopted upon Continuation

          2(a)    Specimen Common Share Certificate.

          3(i) Employment Agreement between the Registrant and Edward M. Halimi.

          3(ii) Management Agreement between the Registrant and Seeds
                Investment Corporation.

          3(iii) Sub-Lease between American Appliance, Inc. and Carole D. King dated December 1, 1994 for Carpinteria Property.

          3(iv) Distribution Agreement between Turbodyne Systems and Granatelli Performance Technologies Inc.

          3(v) Acquisition Agreement between the Registrant, Pacific Baja Light Metals Holding Inc., and Lenart Renberg, Michael Joyce, Sadayappa Durairaj Family Trust, Naresh Saxens and Mugerdish Balabanian dated March 15, 1996 (the "Acquisition Agreement")

          3(vi) Amendment Agreement between the Registrant, Pacific Baja Light Metals Holding Inc., and Lenart Renberg, Michael Joyce, Sadayappa Durairaj Family Trust, Naresh Saxens and Mugerdish Balabanian dated June 14, 1996 issued by the Registrant upon exercise of the Ser5ies "C" Special Warrants.



Item 13. Interest of Management in Certain Transactions

Material Agreements

Edward M. Halimi, a director of the Registrant, transferred all assets comprising the Turbodyne Technology, as of the date of the transfer, to Turbodyne Systems in consideration for the issue to Halimi of 100 common shares of Turbodyne Systems, being all of the issued and outstanding shares of Turbodyne Systems. The Registrant acquired all of the issued and outstanding shares in Turbodyne Systems from Halimi pursuant to an agreement dated July 15, 1993 and amended by amendment agreements dated October 1, 1993 and December 31, 1993 whereby the Registrant issued 1,000,000 common shares to Halimi.

Pursuant to an agreement between the Registrant and Centrepoint Equities Inc. ("Centrepoint"), the Registrant pays Centrepoint $2,500 per month in consideration of Centrepoint providing office space and secretarial and reception services to the Registrant. During the fiscal year ended December 31, 1995 a total of $30,000 was paid or is payable to Centrepoint pursuant to this agreement. Centrepoint is a non-reporting British Columbia company, the shares of which are owned by Leon E. Nowek, a director of the Registrant.

For the year ended December 31, 1995, the Registrant also paid a total of $30,000 to Seeds Investment Corporation ("Seeds"), in consideration of Seeds providing management services to the Registrant at a salary of $2,500 per month. Seeds is a private British Columbia company controlled by Leon E. Nowek, a director of the Registrant.


Stock Options

Management has an interest in the stock options and share purchase warrants described under Items 4 and Items 12 of this Registrations Statement.

                                    PART II

Item 14. Description of Securities to be Registered

The class of capital stock of the Registrant being registered hereby is the Registrant's common shares.

The issued and outstanding share capital of the Registrant is summarized as follow:

SHARE CAPITAL STRUCTURE


The authorized capital of the Registrant consists of 100,000,000 common shares without par value, 100,000,000 Class A preference shares with a par value of $10 per share and 100,000,000 Class B preference shares with a par value of $50 per share. As of June 30, 1996, being the date of the most recent balance sheet of the Registrant included in this Registrant, 20,218,566 of the Registrant's common shares have been issued and are outstanding. As of September 3, 1996, 20,255,566 of the Registrant's common shares have been issued and are outstanding. None of the Registrant's Class A or Class B preference shares have been issued or are outstanding.


Each of the common shares has equal dividend, liquidation and voting rights. Holders of the common shares are entitled to one vote per share on all matters that may be brought before them. Holders of the common shares are entitled to receive dividends when declared by the Board of Directors from funds legally available therefor. The common shares are not redeemable, have no conversion rights and carry no pre-emptive or other rights to subscribe for additional shares. The outstanding common shares are fully paid and non-assessable. The Articles of the Registrant contain provisions granting certain priorities over the holders of the common shares to the holders of the classes of preference shares in the event of liquidation, dissolution or winding-up of the Registrant.

Certain regulations of British Columbia and the Vancouver Stock Exchange set forth distinctions between "free trading common shares" and common shares required to be placed in escrow or in a "pool". Free trading common shares are not subject to any restrictions on resale, and can be traded without regulatory approval. Free trading shares are generally qualified by way of prospectus and issued to the public. Conversely, shares issued by way of "private placement" to certain investors and not the public, are usually subject to a one-year hold period and cannot be traded until the relevant hold period has expired. Once the hold period expires, the shares would then become free trading shares. Under the policies of the Vancouver Stock Exchange, a listed company is entitled to sell "performance shares" to principals of the Registrant at a minimum price of $0.01 per share on its original organization, or if the company is inactive, then upon a reverse takeover transaction or a substantial corporate reorganization, provided that the number of performance shareholders not exceed 65% of the issuer's shares then outstanding. The shares are then placed in escrow and released in accordance with certain earnings performance criteria to be met by the Registrant. Any of these escrow shares that are not released within 10 years of issuance are cancelled.


As of September 3, 1996, none of the Registrant's shares were held in pool, 4,150,000 of the Registrant's common shares were held in escrow, 15,614,893 shares were free-trading and 490,673 shares were subject to varying hold terms pursuant to the policies of the Vancouver Stock Exchange.


The holders of the escrow shares are as follows:

March Technologies Inc.*                3,250,000
L.N. Family Holdings Inc.**               900,000

* All of the voting shares of March Technologies Inc. are beneficially owned by Edward Halimi, President, Chief Executive Officer and Director of the Registrant.
** All of the voting shares of L.N. Family Holdings Inc. are beneficially owned by Leon E. Nowek, a Director of the Registrant.

The escrow shares described above can only be released in complance with Local Policy Statement 3-07 of the British Columbia Securities Commission. Under this Local Policy Statement, releases of escrow shares from escrow shall be made on the basis of a pro-rata release of that number of escrow shares equal to:

                         Amount of Cumulative Cash Flow
                       not Previously Applied to a Release
                       -----------------------------------
                                 Earn Out Price

"Cumulative Cash Flow" means at any time, the aggregate cash flow of the Registrant up to that time from a date no earlier than the Registrants's financial year-end and immediately preceding the date of its initial public offering, net of any negative cash flow. "Cash Flow" means the net income or loss of the Registrant before tax, adjusted to add the following expeneses:

     (a)  depreciation;
     (b) amortization of goodwill and amortization of research and development, excluding general and administrative costs;
     (c) expended research and development costs, excluding general and administrative costs;
     (d) any other amounts permitted or required by the Manitoba Securities Commission.

"Earn Out Price" means the inital public offering price multiplied by the Earn Out Factor. "Earn Out Factor" means the number obtained by squaring the escrow share percentage expressed as a decimal and multiplying by four. The number of escrow shares releasable from escrow during subsequent periods will be computed by using the Escrow Release Formula (calculated above) provided that Cumulative Cash Flow per share shall be for the period which has not already been included in a previous computation which resulted in a release of a certain number of escrow shares.

None of the Escrowed Shares will be released from escrow until all applicable escrow terms are satisfied.

The transfer agent and registrar for the common shares of the Registrant is Montreal Trust Company of Canada of 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9.

                                    PART III

Item 15. Defaults Upon Senior Securities

Inapplicable

Item 16. Changes in Securities and Changes in Security for Registered Securities

Inapplicable

                                     PART IV

Item 17. Financial Statements

See "Item 19. Financial Statements and Exhibits" for a list of those Financial Statements of the Registrant which follows.

Item 18. Financial Statements

Inapplicable

Item 19. Financial Statements and Exhibits

(a)  INDEX TO FINANCIAL STATEMENTS

     (a)  Unaudited Financial Statements of the Registrant as at June 30, 1996

          - Auditors Report
          - Consolidated Balance Sheet
          - Consolidated Statement of Operations and Deficit
          - Consolidated Statement of cash flows
          - Consolidated Statement of Shareholders Equity


     (b) Audited Financial Statements of the Registrant as at December 31, 1995, December 31, 1994 and December 31, 1993:

          - Auditors Report
          - Consolidated Balance Sheet
          - Consolidated Statement of Operations and Deficit
          - Consolidated Statement of cash flows
          - Consolidated Statement of Shareholders Equity


     (c)  Auditors Report for Pacific Baja as at December 31, 1995:

          - Consolidated balance sheet as at December 31, 1994 and 1995
          - Consolidated statements of income for the years ended 1993, 1994 and 1995

          - Consolidated Statement of Shareholders Equity
          - Consolidated Statement of cash flow for years ending 1993, 1994, and 1995



     (d) Unaudited financial statements of Pacific Baja as at June 30, 1996 and June 30, 1995



     (e) Pro Forma Consolidated Balance Sheet and Pro-Forma Consolidated Statement of Operations for the Registrant as at June 30, 1996

     (f) Consent letters of Morgan & Company and McGladrey & Pullen, LLP, in regard to the inclusion of Independent Auditors' Reports in the Registration Statement.

(b)  EXHIBITS

     1(a) Certificate of Incorporation of Dundee Resources Corp. dated May 18, 1983.

     1(b)   Articles of Dundee Resources Corp.

     1(c)   Memorandum of Dundee Resources Corp.

     1(d) Certificate of Name Change from Dundee Resources Corp. to Clear View Ventures Inc. dated January 20, 1993.

     1(e)   Amended Memorandum of Clear View Ventures Inc.

     1(f) Certificate of Name Change from Clear View Ventures Inc. to Turbodyne Technologies Inc. dated April 28, 1994.

     1(g)   Amended Memorandum of the Registrant.

     1(h)   Articles of the Registrant.

     1(i)   Proposed Articles of Continuation of the Registrant

     1(j)   Proposed By-laws of the Registrant to be adopted upon Continuation

     2(a)   Specimen Common Share Certificate.

     3(i)   Employment Agreement between the Registrant and Edward M. Halimi.

     3(ii) Management Agreement between the Registrant and Seeds Investment Corporation.

     3(iii) Sub-Lease between American Appliance, Inc. and Carole D. King dated
            December 1, 1994 for Carpinteria Property.

     3(iv) Distribution Agreement between Turbodyne Systems and Granatelli Performance Technologies Inc.

     3(v) Acquisition Agreement between the Registrant, Pacific Baja Light Metals Holding Inc., and Lenart Renberg, Michael Joyce, Sadayappa Durairaj Family Trust, Naresh Saxens and Mugerdish Balabanian dated March 15, 1996 (the "Acquisition Agreement")

     3(vi) Amendment Agreement between the Registrant, Pacific Baja Light Metals Holding Inc., and Lenart Renberg, Michael Joyce, Sadayappa Durairaj Family Trust, Naresh Saxens and Mugerdish Balabanian dated June 14, 1996

                           TURBODYNE TECHNOLOGIES INC.
                           ---------------------------
                          (A Development Stage Company)

                        CONSOLIDATED FINANCIAL STATEMENTS
                        ---------------------------------


                                  JUNE 30, 1996
                                  -------------
                          (Stated in Canadian Dollars)

                           TURBODYNE TECHNOLOGIES INC.                    Page 1
                           ---------------------------
                          (A Development Stage Company)

                           CONSOLIDATED BALANCE SHEETS
                           ---------------------------
                          (Stated in Canadian Dollars)

                                                    June 30,    December 31,
                                                      1996          1995
                                                      ----          ----
                                                   (unaudited)

                                     ASSETS
CURRENT
   Cash                                           $  2,399,937   $   308,634
   GST refund receivable                                82,354        51,264

   Advances receivable                                  51,134       112,514

   Prepaid expenses and deposits                       139,385        93,185
                                                    ----------     ---------

                                                     2,672,810       565,597

CAPITAL ASSETS (Note 3)                              1,239,001       524,143

DEFERRED ACQUISITION COSTS                             713,291       226,842

PROJECT DEVELOPMENT COSTS                            5,700,838     3,885,317
                                                    ----------     ---------



                                                  $ 10,325,940   $ 5,201,899
                                                    ==========     =========



                                   LIABILITIES

CURRENT

   Accounts payable and accrued liabilities            434,336       251,215

   Loans payable (Note 4)                                5,634       223,304

   Current portion of long term debt                    34,232         8,593
                                                    ----------     ---------

                                                       474,202       483,112

LONG TERM DEBT (Note 5)                                113,647        20,010
                                                    ----------     ---------

                                                       587,849       503,122
                                                    ----------     ---------

                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 6)
   Authorized:
      100,000,000 Common shares without par value
      100,000,000 Class A preference shares with a par value of $10 100,000,000 Class B preference shares with a par value of $50

   Issued and outstanding
      20,218,566 Common shares (of which
       4,150,000 are held in escrow) at
       June 30, 1996 and 16,542,121
       common shares (of which 4,150,000 shares
       are held in escrow) at December 31,
       1995                                         13,722,260     7,139,209

      Add share subscriptions received
       0 shares at June 30, 1996 and
       129,767 shares at December 31, 1995               -           462,330


DEFICIT ACCUMULATED DURING THE DEVELOPMENT
  STAGE                                             (3,984,169)   (2,902,762)
                                                    ----------     ---------
                                                     9,738,091     4,698,777
                                                    ----------     ---------

                                                  $ 10,325,940   $ 5,201,899
                                                    ==========     =========

                           TURBODYNE TECHNOLOGIES INC.                    Page 2
                           ---------------------------
                          (A Development Stage Company)

                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                -------------------------------------------------

                     FOR THE SIX MONTH PERIODS ENDED JUNE 30
                     ---------------------------------------
                                   (unaudited)
                          (Stated in Canadian Dollars)





                                                    1996           1995
                                                    ----           ----

EXPENSES

   Advertising and trade shows                 $    26,689   $    23,862
   Bank charges, interest and exchange, net          4,401        82,260
   Consulting fees                                  93,612        38,108
   Depreciation                                      7,560         -
   Finders' fees                                     -            42,000
   Filing and transfer fees                         35,871        21,423
   Fiscal agency fees                               82,350         -
   Investor relations                               57,822        36,591
   Management fees                                  15,000        15,000
   Office rent, administration and sundry          177,041       100,391
   Printing                                         16,549        58,834
   Professional fees                               186,724       132,300
   Salaries and employee benefits                  212,512        66,017
   Telephone                                        24,590        18,515
   Travel and business development                 140,686       146,852
                                                 ---------     ---------

LOSS FOR THE PERIOD                             (1,081,407)     (782,153)

ACCUMULATED DEFICIT, BEGINNING OF PERIOD        (2,902,762)   (1,375,420)
                                                 ---------     ---------

ACCUMULATED DEFICIT, END OF PERIOD             $(3,984,169)  $(2,157,573)
                                                 =========     =========

LOSS PER SHARE                                      $(0.07)       $(0.09)
                                                      ====          ====

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
  OUTSTANDING                                   15,689,098     8,278,646
                                                ==========     =========

                           TURBODYNE TECHNOLOGIES INC.                    Page 3
                           ---------------------------
                          (A Development Stage Company)

                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                -------------------------------------------------

                     FOR THE SIX MONTH PERIODS ENDED JUNE 30
                     ---------------------------------------
                                   (unaudited)
                          (Stated in Canadian Dollars)

                                                            Inception
                                                            April 30,
                                                             1993 to
                                                            June 30,
                                                              1996
                                                              ----

EXPENSES

   Advertising and trade shows                           $   120,809
   Bank charges, interest and exchange, net                  164,597
   Consulting fees                                           370,494
   Depreciation                                               14,082
   Finders' fees                                              42,000
   Filing and transfer fees                                   74,039
   Fiscal agency fees                                         82,350
   Investor relations                                        236,493
   Management fees                                            70,000
   Office rent, administration and sundry                    536,066
   Printing                                                  120,035
   Professional fees                                         527,635
   Salaries and employee benefits                            469,283
   Telephone                                                  73,777
   Travel and business development                           755,223
                                                           ---------

LOSS FOR THE PERIOD                                      $ 3,656,883
                                                           =========

                           TURBODYNE TECHNOLOGIES INC.                    Page 4
                           ---------------------------
                          (A Development Stage Company)

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 -----------------------------------------------
                          (Stated in Canadian Dollars)




                                                         Number of
                                                          Shares       Amount
                                                         --------      ------

Balance at date of inception, April 30, 1993                -      $      -

Issuance of stock for project development costs               100     1,146,887

Net loss                                                    -             -
                                                       ----------    ----------

Balance December 31, 1993                                     100     1,146,887

Exchange of stock to acquire subsidiary
   Turbodyne Systems Inc.                                    (100)        -

   Turbodyne Technologies Inc.                          1,078,052         -

Issuance of stock to acquire subsidiary
   Common stock                                         1,100,000         -

   Escrow performance stock                             4,000,000        40,000

Issuance of common stock                                4,485,000     1,629,098

Net asset deficiency of legal parent
  at date of reverse take-over transaction                  -             -

Net loss                                                    -             -
                                                       ----------    ----------

Balance December 31, 1994                              10,663,052     2,815,985

Issuance of common stock                                5,879,069     4,323,224

Share subscriptions received                              129,767       462,330

Net loss                                                    -             -
                                                       ----------    ----------

Balance December 31, 1995                              16,671,888     7,601,539

Issuance of common stock                                3,546,678     6,120,721

Net Loss
                                                       ----------    ----------

Balance June 30, 1996                                  20,218,566  $ 13,722,260
                                                       ==========    ==========

                           TURBODYNE TECHNOLOGIES INC.                    Page 5
                           ---------------------------
                          (A Development Stage Company)

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 -----------------------------------------------
                          (Stated in Canadian Dollars)




                                                        Accumulated
                                                          Deficit       Total
                                                        -----------     -----

Balance at date of inception, April 30, 1993           $    -        $    -

Issuance of stock for project development
  costs                                                     -         1,146,887

Net loss                                                 (112,142)     (112,142)
                                                        ---------     ---------

Balance December 31, 1993                                (112,142)    1,034,745

Exchange of stock to acquire subsidiary
   Turbodyne Systems Inc.                                    -            -
   Turbodyne Technologies Inc.                               -            -

Issuance of stock to acquire subsidiary
   Common stock                                              -            -
   Escrow performance stock                                  -           40,000

Issuance of common stock                                     -        1,629,098

Net asset deficiency of legal parent at
  date of reverse take-over transaction                  (327,286)     (327,286)

Net loss                                                 (935,992)     (935,992)
                                                         --------      --------

Balance December 31, 1994                              (1,375,420)    1,440,565

Issuance of common stock                                    -         4,323,224

Share subscriptions received                                -           462,330

Net loss                                               (1,527,342)   (1,527,342)
                                                        ---------     ---------

Balance December 31, 1995                              (2,902,762)    4,698,777

Issuance of common stock                                              6,120,721

Net Loss                                               (1,081,407)   (1,081,407)
                                                        ---------     ---------

Balance June 30, 1996                                 $(3,984,169)  $ 9,738,091
                                                        =========     =========

                           TURBODYNE TECHNOLOGIES INC.                    Page 6
                           ---------------------------
                          (A Development Stage Company)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      -------------------------------------

                     FOR THE SIX MONTH PERIODS ENDED JUNE 30
                     ---------------------------------------
                                   (unaudited)
                          (Stated in Canadian Dollars)



                                                           1996         1995
                                                           ----         ----

CASH FLOW FROM OPERATING ACTIVITIES
   Loss for the period                                $(1,081,407)  $  (782,153)
                                                        ---------     ---------

ADJUSTMENTS TO RECONCILE LOSS TO NET
  CASH USED BY OPERATING ACTIVITIES
   Depreciation                                             7,560         -
   Change in GST refund receivable                        (31,090)        -
   Change in advances receivable                           61,380         -
   Change in prepaid expense                              (46,200)      (10,000)
   Change in accounts payable                             183,121      (383,596)
                                                        ---------     ---------

TOTAL ADJUSTMENTS                                         174,771      (393,596)
                                                        ---------     ---------

NET CASH USED IN OPERATING ACTIVITIES                    (906,636)   (1,175,749)
                                                        ---------     ---------

CASH FLOW FROM INVESTING ACTIVITIES
   Capital assets (net of depreciation
     allocated to project development costs)             (722,418)     (232,103)
   Project development costs                           (1,815,521)     (803,435)
   Deferred acquisition costs                            (486,449)        -
   Net asset deficiency of legal parent
     transaction at date of reverse
     take-over transaction                                  -             -
                                                        ---------     ---------

NET CASH USED IN INVESTING ACTIVITIES                  (3,024,388)   (1,035,538)
                                                        ---------     ---------

CASH FLOW FROM FINANCING ACTIVITIES
   Issuance of common stock                             6,120,721     3,061,337
   Change in loan payable                                (217,670)      182,220
   Change in long term debt                               119,276         -
                                                        ---------     ---------

NET CASH PROVIDED BY FINANCING ACTIVITIES               6,022,327     3,243,557
                                                        ---------     ---------

NET INCREASE IN CASH AND CASH EQUIVALENTS               2,091,303     1,032,270

CASH AND CASH EQUIVALENTS, BEGINNING OF
  PERIOD                                                  308,634         -
                                                        ---------     ---------

CASH AND CASH EQUIVALENTS, END OF PERIOD              $ 2,399,937   $ 1,032,270
                                                        =========     =========

                           TURBODYNE TECHNOLOGIES INC.                    Page 7
                           ---------------------------
                          (A Development Stage Company)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      -------------------------------------

                     FOR THE SIX MONTH PERIODS ENDED JUNE 30
                     ---------------------------------------
                                   (unaudited)
                          (Stated in Canadian Dollars)

                                                           Inception,
                                                            April 30,
                                                            1993 to,
                                                            June 30,
                                                              1996
                                                              ----

CASH FLOW FROM OPERATING ACTIVITIES
   Loss for the period                                   $(3,656,883)
                                                          ----------

ADJUSTMENTS TO RECONCILE LOSS TO NET CASH
  USED BY OPERATING ACTIVITIES
   Depreciation                                               14,082
   Change in GST refund receivable                           (82,354)
   Change in advances receivable                             (51,134)
   Change in prepaid expense                                (139,385)
   Change in accounts payable                                434,336
                                                          ----------

TOTAL ADJUSTMENTS                                            175,545
                                                          ----------

NET CASH USED IN OPERATING ACTIVITIES                     (3,481,338)
                                                          ----------

CASH FLOW FROM INVESTING ACTIVITIES
   Capital assets (net of depreciation allocated
     to project development costs)                        (1,253,083)
   Project development costs                              (5,700,838)
   Deferred acquisition costs                               (713,291)
   Net asset deficiency of legal parent transaction
     at date of reverse take-over transaction               (327,286)
                                                          ----------

NET CASH USED IN INVESTING ACTIVITIES                     (7,994,498)
                                                          ----------

CASH FLOW FROM FINANCING ACTIVITIES
   Issuance of common stock                               13,722,260
   Change in loan payable                                      5,634
   Change in long term debt                                  147,879
                                                          ----------

NET CASH PROVIDED BY FINANCING ACTIVITIES                 13,875,773
                                                          ----------

NET INCREASE IN CASH AND CASH EQUIVALENTS                  2,399,937

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                 -
                                                          ----------

CASH AND CASH EQUIVALENTS, END OF PERIOD                $  2,399,937
                                                          ==========

                           TURBODYNE TECHNOLOGIES INC.                    Page 8
                           ---------------------------
                          (A Development Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

                                  JUNE 30, 1996
                                  -------------
                                   (unaudited)
                          (Stated in Canadian Dollars)


1. BASIS OF PRESENTATION

   The unaudited consolidated financial statements as of June 30, 1996 and 1995 included herein have been prepared without audit pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosure normally included in financial statements prepared in accordance with Canadian generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. It is suggested that these financial statements be read in conjunction with the December 31, 1995 audited consolidated financial statements and notes thereto.

2. a)  NATURE OF OPERATIONS

       Development Stage Activities

       The Company, through its subsidiary Turbodyne Systems, Inc., is engaged in the development, production and sales of a device (the "Turbodyne System") designed to eliminate turbo-lag and reduce black smoke emissions in turbocharged engines. The Turbodyne System consists primarily of a high speed electric motor coupled to the turbocharger at the intake by means of a unique proprietary combination of one-way bearing or magnetic clutches. The development and commercialization of this device is the principal business of the Company and its subsidiary, Turbodyne Systems, Inc.

    b) SIGNIFICANT ACCOUNTING POLICIES

       i)    Consolidation

             These financial statements include the accounts of the Company and its wholly owned U.S. subsidiary Turbodyne Systems, Inc.

       ii)   Depreciation

             Depreciation is calculated on a straight-line basis at the rate of 20% per annum.

       iii)  Deferred Acquisition Costs

             The Company is deferring all direct costs incurred in connection with the anticipated acquisition of Pacific Baja Light Metal Holdings Inc.

                           TURBODYNE TECHNOLOGIES INC.                    Page 9
                           ---------------------------
                          (A Development Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

                                  JUNE 30, 1996
                                  -------------
                                   (unaudited)
                          (Stated in Canadian Dollars)



   b)  SIGNIFICANT ACCOUNTING POLICIES (Continued)

       iv)   Project Development Costs

             The Company is deferring all engineering, design consulting and other costs directly related to the ongoing development and commercialization of its "Turbodyne System" to be amortized against related revenues when production commences.

       v)    Leases

             Leases are classified as capital or operating leases. Leases which transfer substantially all of the benefits and risks incident to ownership of property are accounted for as capital leases. Assets acquired under capital leases are amortized on a straight-line method at the rate of 20%. All other leases are accounted for as operating leases and the related lease payments are charged to expense as incurred.

       vi)   Non-Monetary Transactions

             Shares of common stock of the Company issued for non-monetary consideration are valued at the quoted market price per share at the close of trading on the day of completion of the transaction except for those circumstances where, in the opinion of the Company and due to the nature of the transaction, the trading price does not fairly represent the value of the transaction. In such circumstances, the value of the shares is determined based on the estimated fair value of the consideration received.



       vii)  Statement of Cash Flows


               The statement of cash flows has been prepared in accordance with
                U.S. generally accepted accounting principles.



     viii)   Foreign Currency Translation



             Transactions recorded in foreign currencies have been translated into Canadian dollars using the Temporal Method as follows:

             i) monetary items at the rate prevailing at the balance sheet date;
             ii)   non-monetary items at the historical exchange rate;
             iii) revenue and expense at the average rate in effect during the applicable accounting period.

             Gains or losses arising on translation are included in the results of operations.

                           TURBODYNE TECHNOLOGIES INC.                   Page 10
                           ---------------------------
                          (A Development Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

                                  JUNE 30, 1996
                                  -------------
                                   (unaudited)
                          (Stated in Canadian Dollars)



   b)  SIGNIFICANT ACCOUNTING POLICIES (Continued)



ix)  Cash Equivalents

      The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

x)    Income Taxes

      During 1993, the Company adopted Statement of Financial Accounting Standards No. 109 - "Accounting for Income Taxes" (SFAS 109). This standard requires the use of an asst an liability approach for financial accounting and reporting on income taxes. It is more likely than not that some portion of all of a deferred tax asset will not be realized, a valuation allowance is recognized.

xi)  Loss Per Share

     Loss per share is based on the weighted average number of common shares outstanding during the year. Since the Company's stock options, warrants and escrow shares are anti-dilutive, they have not been included in the calculation. There were no stock options, warrants or escrow shares outstanding prior to the December 31, 1994 fiscal year.

xii)  Basis of Presentation

      These financial statements are prepared in accordance with accounting principles generally accepted in Canada. Had they been prepared in accordance with accounting principles generally accepted in the United States, the following differences in the measurement of income, results of operations and shareholders' equity would have resulted:

     a) The $1,146,887 value attributed to the 100 shares of Turbodyne Systems, Inc., issued in consideration of the accumulated time and out-of-pocket expenditures incurred in the development of the "Turbodyne System" prior to its acquisition by Turbodyne Systems, Inc. would have been charged to shareholders' equity, not capitalized as project development costs.

     b) Ongoing project development costs would have been charged to expense as incurred not capitalized on the balance sheet.

                           TURBODYNE TECHNOLOGIES INC.
                           ---------------------------
                          (A Development Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

                                  JUNE 30, 1996
                                  -------------
                                   (unaudited)
                          (Stated in Canadian Dollars)



   b)  SIGNIFICANT ACCOUNTING POLICIES (Continued)


       As such, these financial statements would be changed as follows:


Consolidated Statement of Operations and Deficit:

                                                   1996            1995
                                                   ----            ----

Loss for the period shown on the
  financial statements                        $ (1,081,407)   $  (782,153)

Increase in loss resulting from
  charging project development
  costs to expense                              (1,815,521)      (803,435)
                                                ----------       --------

Loss according to generally
  accepted accounting principles
  in the U.S.                                   (2,896,928)    (1,585,585)


Accumulated deficit, beginning
  of period                                     (6,788,079)    (3,194,780)
                                                ----------      ---------

Accumulated deficit end of period
  according to generally accepted
  accounting principles
  in the U.S.                                 $ (9,685,007)   $(4,780,365)
                                                ==========      =========


Loss per share - U.S. GAAP                          $(0.19)        $(0.19)
                                                      ====           ====

                           TURBODYNE TECHNOLOGIES INC.                   Page 12
                           ---------------------------
                          (A Development Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

                                  JUNE 30, 1996
                                  -------------
                                   (unaudited)
                          (Stated in Canadian Dollars)



                                                 June 30,      December 31,
                                                   1996            1995
                                                   ----            ----
Consolidated Balance Sheet:

Project development costs as shown
  on the balance sheet                        $  5,700,838    $ 3,885,317
Change as a result of (a) above
   Reverse capitalization of project
     development costs acquired for shares      (1,146,887)    (1,146,887)
Change as a result of (b) above
   Reverse capitalization of ongoing project
     development costs                          (4,553,951)    (2,738,430)
                                                ----------      ---------

Project development costs according to
  generally accepted accounting principles
  in the U.S.                                 $      -        $     -
                                                ==========      =========

Accumulated deficit as shown on the balance
  sheet                                        $(3,984,169)   $(2,902,762)
Change as a result of (a) above
   Charge value attributed to project
     development costs acquired for shares
     to shareholders' equity                    (1,146,887)    (1,146,887)

Change as a result of (b) above
   Charge ongoing project development costs
     to expense                                 (4,553,951)    (2,738,430)


Accumulated deficit according to generally
  accepted accounting principles in the U.S.  $ (9,685,007)   $(6,788,079)
                                                ==========      =========

                           TURBODYNE TECHNOLOGIES INC.                   Page 13
                           ---------------------------
                          (A Development Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

                                  JUNE 30, 1996
                                  -------------
                                   (unaudited)
                          (Stated in Canadian Dollars)






Consolidated Statement of Stockholders' Equity:

                                                  NUMBER
                                                 OF SHARES        AMOUNT
                                                 ---------        ------

Balance June 30, 1996 as shown on the
  consolidated financial statements              20,218,566    $13,722,260

Project development costs acquired for shares         -              -

Increase in net loss due to charging
  ongoing project development costs to expense        -              -

Balance June 30, 1996, according to
  generally accepted accounting principles
  in the U.S.                                  $ 20,218,566   $ 13,722,260
                                                 ==========     ==========

                           TURBODYNE TECHNOLOGIES INC.                   Page 14
                           ---------------------------
                          (A Development Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

                                  JUNE 30, 1996
                                  -------------
                                   (unaudited)
                          (Stated in Canadian Dollars)






Consolidated Statement of Stockholders' Equity:

                                                 ACCUMULATED
                                                   DEFICIT         TOTAL
                                                   -------         -----

Balance June 30, 1996 as shown on the
  consolidated financial statements            $ (3,984,169)   $ 9,738,091

Project development costs acquired for shares    (1,146,887)    (1,146,887)

Increase in net loss due to charging
  ongoing project development costs to expense
                                                 (4,553,951)    (4,553,951)
                                                 -----------    -----------


Balance June 30, 1996, according to
  generally accepted accounting principles
  in the U.S.                                  $ (9,685,007)   $ 4,037,253
                                                 ===========     =========

                           TURBODYNE TECHNOLOGIES INC.                   Page 15
                           ---------------------------
                          (A Development Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

                                  JUNE 30, 1996
                                  -------------
                                   (unaudited)
                          (Stated in Canadian Dollars)


3.    CAPITAL ASSETS
                                                  June 30,     December 31,
                                                     1996          1995
                                                  --------      -----------
                                                  Net Book       Net Book
                                                    Value          Value
                                                  --------       ----------

   Office equipment                             $   172,202      $ 123,883
   Machinery                                        424,205        210,754
   Leasehold improvements                           124,858        106,090
   Automobiles                                      156,764         83,416
   Machinery under construction                     222,831           -
                                                  ---------        -------
                                                  1,100,860        524,143

   Assets Under Capital Lease:

   Machinery                                         85,531           -

   Automobiles                                       52,610           -
                                                  ---------        -------

                                                $ 1,239,001      $ 524,143
                                                  =========        =======

   The Company was committed to purchase tooling machinery at June 30, 1996 of $442,460.

4.    LOANS PAYABLE
                                                    June 30,     December 31,
                                                      1996           1995
                                                      ----           ----

   a) Promissory note, repayable at
      $517 per month, including interest
      at 10% per annum.                             $ 5,634      $  11,279

   b) Short term interest free loan,
      secured by the personal guarantee
      of two of the Company's director.
      As additional consideration for
      the loan, the Company issued 233,333
      shares at a deemed value of $0.36
      per share and agreed to pay a royalty
      of $5 U.S. on each Turbodyne unit sold
      to a maximum of $1,000,000 U.S.  A
      finder's fee of 116,667 common shares at
      a deemed value of $0.36 per share was
      issued in connection with the loan.               -          212,025
                                                      -----        -------

                                                    $ 5,634      $ 223,304
                                                      =====        =======

                           TURBODYNE TECHNOLOGIES INC.                   Page 16
                           ---------------------------
                          (A Development Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

                                  JUNE 30, 1996
                                  -------------
                                   (unaudited)
                          (Stated in Canadian Dollars)





5.    LONG TERM DEBT
                                                   June 30,      December 31,
                                                     1996            1995
                                                     ----            ----
      Bank term loan
          Repayable at $720 per month, including
            interest at 11% per annum, due
            October 11, 1998, secured by an
            automobile.                           $  24,172       $ 28,603

      Capital lease obligations                     123,707            -
                                                    -------         ------
                                                    147,879         28,603
      Less:  current portion                         34,232          8,593
                                                    -------         ------

                                                  $ 113,647       $ 20,010
                                                    =======         ======


      The Company leases machine tooling equipment and an automobile under the terms of a capital lease. The following is a schedule of future minimum lease payments over the life of the lease:

              1997                                   39,642
              1998                                   48,667
              1999                                   29,790
              2000                                   32,272
                                                    -------
                                                    150,371
      Less amount representing interest
        ranging from 9.3% to 11.0%                   26,664
                                                    -------

      Balance of obligation                       $ 123,707
                                                    =======


6.    SHARE CAPITAL

      a) Of the Company's issued and outstanding shares 4,150,000 are held in escrow to be released in accordance with a formula based on cumulative cash flow of the Company.

      b) As at June 30, 1996 the Company had 490,673 outstanding share purchase warrants.

           The exercise prices and expiry dates range from $3.89 to $8.06 and October 16, 1996 to March 21, 1997, respectively.

                           TURBODYNE TECHNOLOGIES INC.                   Page 17
                           ---------------------------
                          (A Development Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

                                  JUNE 30, 1996
                                  -------------
                                   (unaudited)
                          (Stated in Canadian Dollars)




6.    SHARE CAPITAL (Continued)



      c) In accordance with the policy of the Vancouver Stock Exchange, all incentive stock options are granted at fair market value. As at June 30, 1996 the Company had 1,937,500 outstanding incentive stock options to directors and employees.


           The exercised prices and expiry dates range from $1.65 to $11.70 and April 20, 1997 to May 22, 1998, respectively. Subsequent to June 30, 1996, 37,000 incentive stock options were exercised for consideration totalling $99,410.

      d) On July 2, 1996 the Company closed into escrow, brokered private placements of 3,750,000 Series A special warrants at a price of $5.00 per special warrant and 155,000 Series B special warrants at a price of $12.00 per special warrant for gross proceeds of $20,610,000. All of the proceeds are held in escrow by the Company's transfer agent Montreal Trust Company pending expiry of retraction rights which may arise based on the agent's final due diligence reviews by August 16, 1996 or in the event that the Company's acquisition of Pacific Baja Light Metal Holdings, Inc. does not close within 120 days of July 2, 1996.

           Commissions to the brokers will be 10% of the gross proceeds and the brokers may elect to receive the commission in cash or special warrants.

           Each special warrant can be exercised into one unit of the Company for no additional consideration. Each unit will consist of one common share and one-half non-transferable share purchase warrant. Each whole non-transferable Series A and Series B share purchase warrants will entitle the holder to purchase one common share at $5.50 and $13.00 respectively for a period of one year.

           The Company has agreed to use its best efforts to file and obtain a receipt for a final prospectus qualifying the distribution of the Series A and Series B units on the exercise of the Series A and B special warrants, within 90 days from July 2, 1996. In the event that the prospectus is not receipted in the 90 day period, then the Series A and B units will consist of one common share and one whole transferable warrant.

                           TURBODYNE TECHNOLOGIES INC.                   Page 18
                           ---------------------------
                          (A Development Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

                                  JUNE 30, 1996
                                  -------------
                                   (unaudited)
                          (Stated in Canadian Dollars)

7.    COMMITMENTS

      a) Subject to final due diligence requirements and regulatory approvals, the Company has entered into an acquisition agreement with the shareholders of Pacific Baja Light Metals Holdings Inc. ("Baja") for the acquisition of 100% of the issued and outstanding shares of Baja. Under the terms of the agreement, the Company will pay $12,000,670 U.S. cash and $18,000,000 U.S. by way of issuance to the shareholders of Baja 3,076,923 common shares at a deemed price of $5.85 U.S. (approximately $8.00 Cdn.) per share.

      b) The Company has entered into a Fiscal Agency Agreement with Pecunia GmbH as its exclusive European agent. The Fiscal Agency Agreement is for a term expiring on the earlier of 30 days, following the closing of the Company's acquisition of Baja Pacific Light Metal Holdings Inc. or March 31, 1996. The Company is committed to pay the agent a fee of $10,000 U.S. per month commencing November 1, 1995. During the period, the Company has exercised its option to extend the Fiscal Agency Agreement by an additional 12 months, to March 31, 1997.

      c) The Company's subsidiary has entered into contractual commitments for assistance in management development, international marketing, licensing and financing, technical and educational services.

          The commitment under these contracts for the next five years is as follows:
                      1997                         $ 325,996
                      1998                         $ 240,064
                      1999                         $ 163,680
                      2000                         $ 163,680
                      2001                         $ 163,680

          The management training agreement is payable at $10,000 U.S. per month and continues indefinitely until either party terminates the agreement in writing with three months advance notice. Subject to regulatory approval, the Company is to grant additional consideration of 200,000 common shares as part of the management training agreement.

      d) The Company's subsidiary has entered into an agreement to lease additional office premises in Encinitas, California, U.S.A. until May, 2000. The annual rent of the premise consists of a minimum rent plus realty taxes and utilities. Minimum rent payable for the premise for each of the next four years is as follows:

                      1997                         $ 36,150
                      1998                         $ 37,780
                      1999                         $ 39,420
                      2000                         $ 37,510

                           TURBODYNE TECHNOLOGIES INC.                   Page 19
                           ---------------------------
                          (A Development Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

                                  JUNE 30, 1996
                                  -------------
                                   (unaudited)
                          (Stated in Canadian Dollars)




7.    COMMITMENTS (Continued)

      The Company's head office and factory premises are rented on a month to month basis.

      e) As part of the consideration for short term financing during 1994, the Company has a commitment to pay a royalty of $1 U.S. on each Turbodyne unit sold, to a maximum of $500,000 U.S.


8.    RELATED PARTY TRANSACTIONS

      a) During the period the Company made payments to related parties as follows:
                                                 1996          1995
                                                 ----          ----

          Project Management Fees             $ 40,800      $ 41,316
                                                ======        ======
          Consulting Fees                     $ 68,386      $    -
                                                ======        ======

          Management Fees                     $ 15,000      $ 15,000
                                                ======        ======
          Rent and Administrative Services    $ 38,000      $ 15,000
                                                ======        ======


      b) As at June 30, 1996 accounts payable and accrued liabilities in the amount of $13,495 (December 31, 1995 - $Nil) were owed to related parties.

      c) As at June 30, 1996, advances receivable from a director in the amount of $51,134 (December 31, 1995 - $112,514) were interest free and payable on demand.

                           TURBODYNE TECHNOLOGIES INC.
                     (formerly Clear View Ventures Inc.)
                          (A Development Stage Company)

                        CONSOLIDATED FINANCIAL STATEMENTS


                          DECEMBER 31, 1995 AND 1994
                         (Stated in Canadian Dollars)

                                        ----------------------------------------
                                        MORGAN & COMPANY
                                        ----------------------------------------
                                        Chartered Accountants
                                        ----------------------------------------
                                        P.O. Box 10007, Pacific Centre
                                        Suite 1730 - 700 West Georgia Street
                                        Vancouver, B.C. V7Y 1A1
                                        Telephone (604) 687-5841
                                        Fax (604) 687-0075
                                        ----------------------------------------

                               AUDITORS' REPORT

To the Shareholders
Turbodyne Technologies Inc.
(formerly Clear View Ventures Inc.)

We have audited the consolidated balance sheets of Turbodyne Technologies Inc. (formerly Clear View Ventures Inc.) (A Development Stage Company) as at December 31, 1995 and 1994 and the consolidated statements of operations and deficit, stockholders' equity and cash flows for the years ended December 31, 1995 and 1994 and the period ended December 31, 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1995 and 1994 and the results of its operations and its cash flows for the years ended December 31, 1995 and 1994 and the period ended December 31, 1993 in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

Vancouver, Canada
                                                          /s/ Morgan & Company
April 26, 1996                                            Chartered Accountants

                          TURBODYNE TECHNOLOGIES INC.
                       (formerly Clear View Ventures Inc.)
                          (A Development Stage Company)

                           CONSOLIDATED BALANCE SHEETS

                                   DECEMBER 31
                         (Stated in Canadian Dollars)

                                                           1995            1994
                                                           ----            ----
                                    ASSETS
CURRENT
   Cash                                              $  308,634      $     --
   GST refund receivable                                 51,264            --
   Advances receivable                                  112,514            --
   Prepaid expense                                       93,185          31,541
                                                     ----------      ----------
                                                        565,597          31,541
CAPITAL ASSETS (Note 3)                                 524,143          48,115
DEFERRED ACQUISITION COSTS                              226,842            --
PROJECT DEVELOPMENT COSTS                             3,885,317       1,819,360
                                                     ----------      ----------
                                                     $5,201,899      $1,899,016
                                                     ==========      ==========

                                   LIABILITIES
CURRENT
   Accounts payable and accrued liabilities             251,215         413,451
   Loans payable (Note 4)                               223,304          45,000
   Current portion of long term debt                      8,593            --
                                                     ----------      ----------
                                                        483,112         458,451
LONG TERM DEBT (Note 5)                                  20,010            --
                                                     ----------      ----------
                                                        503,122         458,451
                                                     ----------      ----------

                             SHAREHOLDERS' EQUITY
SHARE CAPITAL (Note 6)
   Authorized:
       100,000,000 Common shares without par value
       100,000,000 Class A preference shares with a par value of $10
       100,000,000 Class B preference shares with a par value of $50
   Issued and outstanding
        16,542,121 Common shares (of which
          4,150,000 are held in escrow) at
          December 31, 1995 and 10,663,052
          common shares (of which 4,150,000
          shares are held in escrow) at December 31,
          1994                                        7,139,209       2,815,985
        Add share subscriptions received
          (Note 6(e)) 129,767 common shares at
           December 31, 1995 and 0 at
           December 31, 1994                            462,330             --
DEFICIT ACCUMULATED DURING THE DEVELOPMENT
  STAGE                                              (2,902,762)     (1,375,420)
                                                     ----------      ----------
                                                      4,698,777       1,440,565
                                                     ----------      ----------
                                                     $5,201,899      $1,899,016
                                                     ==========      ==========
Approved by the Board of Directors:

                          TURBODYNE TECHNOLOGIES INC.
                       (formerly Clear View Ventures Inc.)
                          (A Development Stage Company)

               CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                         (Stated in Canadian Dollars)

                                                    Year Ended     Year Ended
                                                    December 31,   December 31,
                                                       1995           1994
                                                       ----           ----
EXPENSES
   Advertising and trade shows                    $    40,716       $    49,115
   Bank charges, interest and exchange                115,315            40,877
   Consulting fees                                    163,051           111,356
   Depreciation                                         5,822               700
   Finders' fees                                       42,000              --
   Filing and transfer fees                            30,362             7,806
   Investor relations                                 103,312            75,359
   Management fees                                     30,000            25,000
   Office rent, administration and sundry             187,284           148,247
   Printing                                           103,486              --
   Professional fees                                  194,089           136,782
   Salaries and employee
     benefits                                         127,652            86,465
   Telephone                                           42,549             5,272
   Travel and business development                    336,811           245,297
   Vehicle                                              4,893             3,716
                                                  -----------       -----------

LOSS FOR THE YEAR                                  (1,527,342)         (935,992)

ACCUMULATED DEFICIT, BEGINNING OF PERIOD           (1,375,420)         (112,142)
                                                  -----------       -----------
                                                   (2,902,762)       (1,048,134)

NET ASSET DEFICIENCY OF LEGAL PARENT AT DATE OF
  REVERSE TAKE-OVER TRANSACTION                          --            (327,286)
                                                  -----------       -----------

ACCUMULATED DEFICIT, END OF PERIOD                $(2,902,762)      $(1,375,420)
                                                  ===========       ===========

LOSS PER SHARE                                    $     (0.16)      $     (0.18)
                                                  ===========       ===========

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
  OUTSTANDING                                       9,805,870         5,106,385
                                                  ===========       ===========

                          TURBODYNE TECHNOLOGIES INC.
                       (formerly Clear View Ventures Inc.)
                          (A Development Stage Company)

               CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                         (Stated in Canadian Dollars)


                                                   Period from
                                                     Date of        Inception,
                                                  Incorporation,     April 30,
                                                  April 30, 1993     1993 to,
                                                  to December 31,  December 31,
                                                       1993            1995
                                                       ----            ----
EXPENSES
   Advertising and trade shows                    $     4,289       $    94,120
   Bank charges, interest and exchange                  4,004           160,196
   Consulting fees                                      2,475           276,882
   Depreciation                                          --               6,522
   Finders' fees                                         --              42,000
   Filing and transfer fees                              --              38,168
   Investor relations                                    --             178,671
   Management fees                                       --              55,000
   Office rent, administration and sundry              23,494           359,025
   Printing                                              --             103,486
   Professional fees                                   10,040           340,911
   Salaries and employee benefits                      42,654           256,771
   Telephone                                            1,366            49,187
   Travel and business development                     23,820           605,928
   Vehicle                                               --               8,609
                                                  -----------       -----------

LOSS FOR THE YEAR                                    (112,142)      $(2,575,476)
                                                                    ===========

ACCUMULATED DEFICIT, BEGINNING OF PERIOD                 --
                                                  -----------
                                                     (112,142)

NET ASSET DEFICIENCY OF LEGAL PARENT AT DATE OF
  REVERSE TAKE-OVER TRANSACTION                          --

ACCUMULATED DEFICIT, END OF PERIOD                $  (112,142)
                                                  ===========

LOSS PER SHARE                                    $     (0.06)
                                                  ===========

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
  OUTSTANDING                                       2,028,052
                                                  ===========

                         TURBODYNE TECHNOLOGIES INC.
                       (formerly Clear View Ventures Inc.)
                          (A Development Stage Company)

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                         (Stated in Canadian Dollars)

                                                   Number of
                                                    Shares            Amount
                                                    ------            ------

Balance at date of inception, April 30, 1993             --         $      --

Issuance of stock for project development costs           100         1,146,887

Net loss                                                 --                --
                                                  -----------       -----------


Balance December 31, 1993                                 100         1,146,887

Exchange of stock to acquire subsidiary
   Turbodyne Systems Inc.                                (100)             --
   Turbodyne Technologies Inc.                      1,078,052              --


Issuance of stock to acquire subsidiary
   Common stock                                     1,100,000              --
   Escrow performance stock                         4,000,000            40,000

Issuance of common stock                            4,485,000         1,629,098

Net asset deficiency of legal parent at
  date of reverse take-over transaction                  --                --

Net loss                                                 --                --
                                                  -----------       -----------
Balance December 31, 1994                          10,663,052         2,815,985

Issuance of common stock                            5,879,069         4,323,224

Share subscriptions received                          129,767           462,330

Net loss                                                 --                --
                                                  -----------       -----------
Balance December 31, 1995                          16,671,888       $ 7,601,539
                                                  ===========       ===========

                          TURBODYNE TECHNOLOGIES INC.
                       (formerly Clear View Ventures Inc.)
                          (A Development Stage Company)

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                         (Stated in Canadian Dollars)

                                                  Accumulated
                                                    Deficit            Total
                                                    -------            -----

Balance at date of inception, April 30, 1993      $      --         $      --

Issuance of stock for project development
  costs                                                  --             146,887

Net loss                                             (112,142)         (112,142)
                                                  -----------       -----------

Balance December 31, 1993                            (112,142)        1,034,745

Exchange of stock to acquire subsidiary
   Turbodyne Systems Inc.                                --                --
   Turbodyne Technologies Inc.                           --                --

Issuance of stock to acquire subsidiary
   Common stock                                          --                --
   Escrow performance stock                              --              40,000

Issuance of common stock                                 --           1,629,098

Net asset deficiency of legal parent at date
  of reverse take-over transaction                   (327,286)         (327,286)

Net loss                                             (935,992)         (935,992)
                                                  -----------       -----------
Balance December 31, 1994                          (1,375,420)        1,440,565

Issuance of common stock                                 --           4,323,224

Share subscriptions received                             --             462,330

Net loss                                           (1,527,342)       (1,527,342)
                                                  -----------       -----------
Balance December 31, 1995                         $(2,902,762)      $ 4,698,777
                                                  ===========       ===========

                          TURBODYNE TECHNOLOGIES INC.
                       (formerly Clear View Ventures Inc.)
                          (A Development Stage Company)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (Stated in Canadian Dollars)



                                                  Year Ended        Year Ended
                                                  December 31,     December 31,
                                                     1995              1994
                                                     ----              ----

CASH FLOW FROM OPERATING ACTIVITIES
   Loss for the period                            $(1,527,342)      $  (935,992)
                                                  -----------       -----------

ADJUSTMENTS TO RECONCILE LOSS TO NET CASH
  USED BY OPERATING ACTIVITIES
   Depreciation                                         5,822               700
   Change in GST refund receivable                    (51,264)             --
   Change in advances receivable                     (112,514)             --
   Change in prepaid expense                          (61,644)          (31,541)
   Change in accounts payable                        (162,236)           77,318
                                                  -----------       -----------

TOTAL ADJUSTMENTS                                    (381,836)           46,477
                                                  -----------       -----------

NET CASH USED IN OPERATING ACTIVITIES              (1,909,178)         (889,515
                                                  -----------       -----------

CASH FLOW FROM INVESTING ACTIVITIES
   Capital assets (net of depreciation
     allocated to project development costs)         (481,850)           (4,315)
   Project development costs                       (2,065,957)         (492,982)
   Deferred acquisition costs                        (226,842)             --
   Net asset deficiency of legal parent
     at date of reverse take-over transaction            --            (327,286)
                                                  -----------       -----------

NET CASH USED IN INVESTING ACTIVITIES              (2,774,649)         (824,583)
                                                  -----------       -----------

CASH FLOW FROM FINANCING ACTIVITIES
   Issuance of common stock                         4,323,224         1,669,098
   Share subscriptions received                       462,330              --
   Change in loan payable                             178,304            45,000
   Change in long term debt                            28,603              --
                                                  -----------       -----------

NET CASH PROVIDED BY FINANCING ACTIVITIES           4,992,461         1,714,098
                                                  -----------       -----------

NET INCREASE IN CASH AND CASH EQUIVALENTS             308,634              --

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD           --
                                                  -----------       -----------

CASH AND CASH EQUIVALENTS, END OF PERIOD          $   308,634       $      --
                                                  ===========       ===========

                             TURBODYNE TECHNOLOGIES INC.
                       (formerly Clear View Ventures Inc.)
                          (A Development Stage Company)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (Stated in Canadian Dollars)

                                                  Period from
                                                    Date of         Inception,
                                                  Incorporation,     April 30,
                                                  April 30, 1993     1993 to,
                                                  to December 31,  December 31,
                                                       1993            1995
                                                       ----            ----
CASH FLOW FROM OPERATING ACTIVITIES
   Loss for the period                            $  (112,142)      $(2,575,476)
                                                  -----------       -----------

ADJUSTMENTS TO RECONCILE LOSS TO NET CASH
  USED BY OPERATING ACTIVITIES
   Depreciation                                          --               6,522
   Change in GST refund
     receivable                                          --             (51,264)
   Change in advances
     receivable                                          --            (112,514)
   Change in prepaid expense                             --             (93,185)
   Change in accounts payable                         336,133           251,215
                                                  -----------       -----------

TOTAL ADJUSTMENTS                                     336,133               774
                                                  -----------       -----------

NET CASH USED IN OPERATING ACTIVITIES                 223,991        (2,574,702)
                                                  -----------       -----------

CASH FLOW FROM INVESTING ACTIVITIES
   Capital assets (net of depreciation
     allocated to project development costs)          (44,500)         (530,665)
   Project development costs                       (1,326,378)       (3,885,317)
   Deferred acquisition costs                            --            (226,842)
   Net asset deficiency of legal parent
     at date of reverse take-over transaction            --            (327,286)
                                                  -----------       -----------

NET CASH USED IN INVESTING ACTIVITIES              (1,370,878)       (4,970,110)
                                                  -----------       -----------

CASH FLOW FROM FINANCING ACTIVITIES
   Issuance of common stock                         1,146,887         7,139,209
   Share subscriptions received                          --             462,330
   Change in loan payable                                --             223,304
   Change in long term debt                              --              28,603
                                                  -----------       -----------

NET CASH PROVIDED BY FINANCING ACTIVITIES           1,146,887         7,853,446
                                                  -----------       -----------

NET INCREASE IN CASH AND CASH EQUIVALENTS                --             308,634

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD           --                --
                                                  -----------       -----------

CASH AND CASH EQUIVALENTS, END OF PERIOD          $      --         $   308,634
                                                  ===========       ===========

                          TURBODYNE TECHNOLOGIES INC.
                       (formerly Clear View Ventures Inc.)
                          (A Development Stage Company)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Continued)
                         (Stated in Canadian Dollars)

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

   Cash paid during the year for:

                                                   Period from
                                                      Date of     Inception
                                                  Incorporation   April 30,
                       Year Ended  Year Ended     April 30, 1993   1993 to,
                      December 31, December 31,   to December 31, December 31,
                          1995         1994            1993          1995
                          ----         ----            ----          ----

           Interest    $ 84,000      $ 8,917        $ 2,110       $ 95,027
                         ======        =====          =====         ======

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES:

     Effective March 8, 1994, Turbodyne Technologies Inc. acquired 100% of the issued and outstanding shares of Turbodyne Systems, Inc. by issuing 5,100,000 common shares.

     During the year ended December 31, 1994, the Company paid a loan bonus in the amount of $20,000 by issuing 25,000 common shares.

     During the year ended December 31, 1995 the Company made loan bonus payments totalling $94,000 by issuing 258,333 common shares, paid a finder's fee of $42,000 by issuing 116,667 common shares and settled debts totalling $157,006 by issuing 301,933 common shares.

                          TURBODYNE TECHNOLOGIES INC.
                       (formerly Clear View Ventures Inc.)
                          (A Development Stage Company)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          DECEMBER 31, 1995 AND 1994
                         (Stated in Canadian Dollars)

 1.  a)   NATURE OF OPERATIONS

          Development Stage Activities

          The Company, through its subsidiary Turbodyne Systems, Inc., is engaged in the development, production and sales of a device (the "Turbodyne System") designed to eliminate turbo-lag and reduce black smoke emissions in turbocharged engines. The Turbodyne System consists primarily of a high speed electric motor coupled to the turbocharger at the intake by means of a unique proprietary combination of one-way bearing or magnetic clutches. The development and commercialization of this device is the principal business of the Company and its subsidiary, Turbodyne Systems, Inc.

     b)   SIGNIFICANT ACCOUNTING POLICIES

          i)   Consolidation

               These financial statements include the accounts of the Company and its wholly owned U.S. subsidiary Turbodyne Systems, Inc.

          ii)  Depreciation

               Depreciation is calculated on a straight-line basis at the rate of 20% per annum.

          iii) Deferred Acquisition Costs

               The Company is deferring all direct costs incurred in connection with the anticipated acquisition of Pacific Baja Light Metal Holdings Inc. (Note 10(a)).

          iv)  Project Development Costs

               The Company is deferring all engineering, design consulting and other costs directly related to the ongoing development and commercialization of its "Turbodyne System" to be amortized against related revenues when production commences.

                           TURBODYNE TECHNOLOGIES INC.
                       (formerly Clear View Ventures Inc.)
                          (A Development Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1995 AND 1994
                          (Stated in Canadian Dollars)


     b)   SIGNIFICANT ACCOUNTING POLICIES (Continued)

          v)   Non-Monetary Transactions

               Shares of common stock of the Company issued for non-monetary consideration are valued at the quoted market price per share at the close of trading on the day of completion of the transaction except for those circumstances where, in the opinion of the Company and due to the nature of the transaction, the trading price does not fairly represent the value of the transaction. In such circumstances, the value of the shares is determined based on the estimated fair value of the consideration received.



          vi)  Statement of Cash Flows

               The statement of cash flows has been prepared in accordance with U.S. generally accepted accounting principles.



          vii)  Foreign Currency Translation

               Transactions recorded in foreign currencies have been translated into Canadian dollars using the Temporal Method as follows:

               i) monetary items at the rate prevailing at the balance sheet date;

               ii)  non-monetary items at the historical exchange rate;

               iii) revenue and expense at the average rate in effect during the applicable accounting period.

               Gains or losses arising on translation are included in the results of operations.

          viii) Cash Equivalents

               The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

         ix) Income Taxes

               During 1993, the Company adopted Statement of Financial Accounting Standards No. 109 - "Accounting for Income Taxes"(SFAS
               109). This standard requires the use of an asst and liability approach for financial accounting and reporting on income taxes. It is more likely than not that some portion of all of a deferred tax asset will not be realized, a valuation allowance is recognized.

                          TURBODYNE TECHNOLOGIES INC.
                       (formerly Clear View Ventures Inc.)
                          (A Development Stage Company)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          DECEMBER 31, 1995 AND 1994
                         (Stated in Canadian Dollars)

     b)   SIGNIFICANT ACCOUNTING POLICIES (Continued)

          x)  Loss Per Share

               Loss per share is based on the weighted average number of common shares outstanding during the year. Since the Company's stock options, warrants and escrow shares are anti-dilutive, they have not been included in the calculation. There were no stock options, warrants or escrow shares outstanding prior to the December 31, 1994 fiscal year.

          xi)   Basis of Presentation

               These financial statements are prepared in accordance with accounting principles generally accepted in Canada. Had they been prepared in accordance with accounting principles generally accepted in the United States, the following differences in the measurement of income, results of operations and shareholders' equity would have resulted:

               a) The $1,146,887 value attributed to the 100 shares of Turbodyne Systems, Inc., issued in consideration of the accumulated time and out-of-pocket expenditures incurred in the development of the "Turbodyne System" prior to its acquisition by Turbodyne Systems, Inc. would have been charged to shareholders' equity, not capitalized as project development costs.

               b) Ongoing project development costs would have been charged to expense as incurred not capitalized on the balance sheet.

                          TURBODYNE TECHNOLOGIES INC.
                       (formerly Clear View Ventures Inc.)
                          (A Development Stage Company)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          DECEMBER 31, 1995 AND 1994
                         (Stated in Canadian Dollars)

     b)   SIGNIFICANT ACCOUNTING POLICIES (Continued)

          As such, these financial statements would be changed as follows:

Consolidated Statement of Operations and Deficit:

                                                      1995              1994
                                                      ----              ----
Loss for the period shown on the
  financial statements                            $(1,527,342)      $  (935,992)

Increase in loss resulting from
  charging project development
  costs to expense                                 (2,065,957)         (492,982)
                                                  -----------       -----------

Loss according to generally
  accepted accounting principles
  in the U.S.                                      (3,593,299)       (1,428,974)

Accumulated deficit, beginning
  of period                                        (3,194,780)       (1,438,520)
                                                  -----------       -----------
                                                   (6,788,079)       (2,867,494)
Attributed value of project
  development costs acquired
  for shares                                             --                --

Net asset deficiency of legal
  parent at date of reverse
  take-over transaction                                  --            (327,286)

                                                  -----------       -----------


Accumulated deficit end of year
  according to generally accepted
  accounting principles
  in the U.S.                                     $(6,788,079)      $(3,194,780)
                                                  ===========       ===========

Loss per share - U.S. GAAP                        $     (0.37)      $     (0.28)
                                                  ===========       ===========

                          TURBODYNE TECHNOLOGIES INC.
                       (formerly Clear View Ventures Inc.)
                          (A Development Stage Company)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          DECEMBER 31, 1995 AND 1994
                         (Stated in Canadian Dollars)



   b)  SIGNIFICANT ACCOUNTING POLICIES (Continued)

       As such, these financial statements would be changed as follows:

Consolidated Statement of Operations and Deficit:

                                                      1993
                                                      ----
Loss for the period shown on the
  financial statements                            $  (112,142)

Increase in loss resulting from
  charging project development
  costs to expense                                   (179,491)
                                                  -----------
Loss according to generally
  accepted accounting principles
  in the U.S.                                        (291,633)

Accumulated deficit, beginning
  of period                                              --
                                                  -----------
                                                     (291,633)
Attributed value of project
  development costs acquired
  for shares                                       (1,146,887)

Net asset deficiency of legal
  parent at date of reverse
  take-over transaction                                  --
                                                  -----------


Accumulated deficit end of year
  according to generally accepted
  accounting principles
  in the U.S.                                     $(1,438,520)
                                                  ===========

Loss per share - U.S. GAAP                        $     (0.14)
                                                  ===========

                          TURBODYNE TECHNOLOGIES INC.
                       (formerly Clear View Ventures Inc.)
                          (A Development Stage Company)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          DECEMBER 31, 1995 AND 1994
                         (Stated in Canadian Dollars)

                                                      1995             1994
                                                      ----             ----
Consolidated Balance Sheet:

Project development costs as shown
  on the balance sheet                            $ 3,885,317       $ 1,819,360

Change as a result of (a) above
   Reverse capitalization of project
     development costs acquired for shares         (1,146,887)       (1,146,887)

Change as a result of (b) above
   Reverse capitalization of ongoing project
     development costs                             (2,738,430)         (672,473)
                                                  -----------       -----------

Project development costs according to
  generally accepted accounting principles
  in the U.S.                                     $      --         $      --
                                                  ===========       ===========


Accumulated deficit as shown on the balance
  sheet                                           $(2,902,762)      $(1,375,420)

Change as a result of (a) above
   Charge value attributed to project
     development costs acquired for shares
     to shareholders' equity                       (1,146,887)       (1,146,887)

Change as a result of (b) above
   Charge ongoing project development costs
     to expense                                    (2,738,430)         (672,473)


Accumulated deficit according to generally
  accepted accounting principles in the U.S.      $(6,788,079)      $(3,194,780)
                                                  ===========       ===========

                          TURBODYNE TECHNOLOGIES INC.
                       (formerly Clear View Ventures Inc.)
                          (A Development Stage Company)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          DECEMBER 31, 1995 AND 1994
                         (Stated in Canadian Dollars)

Consolidated Statement of Stockholders' Equity:

                                                     NUMBER
                                                   OF SHARES        AMOUNT
                                                   ---------        ------
Balance December 31, 1995 as shown on the
  consolidated financial statements                16,671,888       $ 7,601,539













                                                  -----------       -----------

Balance December 31,
  1995, according to
  generally accepted
  account principles
  in the U.S.                                     $16,671,888       $ 7,601,539
                                                  ===========       ===========

                          TURBODYNE TECHNOLOGIES INC.
                       (formerly Clear View Ventures Inc.)
                          (A Development Stage Company)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          DECEMBER 31, 1995 AND 1994
                         (Stated in Canadian Dollars)


Consolidated Statement of Stockholders' Equity:

                                                  ACCUMULATED
                                                    DEFICIT           TOTAL
                                                    -------           -----
Balance December 31, 1995 as shown on the
  consolidated financial statements               $(2,902,762)      $ 4,698,777

Project development costs acquired
  for shares                                       (1,146,887)       (1,146,887)

Increase in net loss due to charging
  ongoing project development costs to
  expense                                          (2,738,430)       (2,738,430)
                                                  ------------      ------------



Balance December 31, 1995, according to
  generally accepted accounting
  principles in the U.S.                          $(6,788,079)      $  (813,460)
                                                  ============      ============

                          TURBODYNE TECHNOLOGIES INC.
                       (formerly Clear View Ventures Inc.)
                          (A Development Stage Company)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          DECEMBER 31, 1995 AND 1994
                         (Stated in Canadian Dollars)

2.   ACQUISITION OF SUBSIDIARY

     Effective March 8, 1994 Turbodyne Technologies Inc. acquired 100% of the issued and outstanding shares of Turbodyne Systems Inc. by issuing 5,100,000 common shares. Since the transaction resulted in the former shareholders of Turbodyne Systems Inc. owning the majority of the issued shares of Turbodyne Technologies Inc., the transaction, which is referred to as a "reverse take-over" has been treated for accounting purposes as an acquisition by Turbodyne Systems Inc. of the net assets and liabilities of Turbodyne Technologies Inc. Under this purchase method of accounting the results of operations of Turbodyne Technologies Inc. are included in these financial statements from March 8, 1994.

     Turbodyne Technologies Inc. had a net asset deficiency at the acquisition date therefore 1,100,000 of the 5,100,000 shares issued on acquisition were issued at an ascribed value of $Nil with the net asset deficiency of $327,286 charged to deficit. The balance of the shares, subject to performance and escrow provisions were issued for cash consideration of $40,000. Turbodyne Systems Inc. is deemed to be the purchaser for accounting purposes. Accordingly, its net assets are included in the balance sheet at their previously recorded values.

     The acquisition is summarized as follows:

     Current assets                               $   301,319
     Capital assets                                     1,747       $   303,066
                                                  -----------

     Current liabilities                              300,352
     Share subscriptions received                     330,000           630,352
                                                  -----------       -----------

     Net asset deficiency                                           $  (327,286)


3. CAPITAL ASSETS
                                                          1995         1994
                                                        ---------    --------
                                                        Net Book     Net Book
                                                          Value        Value
                                                        ---------    --------

   Office equipment                                    $ 123,883     $ 28,138
   Machinery                                             210,754       19,977
   Leasehold improvements                                106,090          --
   Automobiles                                            83,416          --
                                                       ---------     --------
                                                       $ 524,143     $ 48,115
                                                       =========     ========

                          TURBODYNE TECHNOLOGIES INC.
                       (formerly Clear View Ventures Inc.)
                          (A Development Stage Company)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          DECEMBER 31, 1995 AND 1994
                         (Stated in Canadian Dollars)




4. LOANS PAYABLE
                                                     1995               1994
                                                  -----------       -----------
   a)  Short term interest free loan,
       secured by the personal guarantee
       of two of the Company's director
       As additional consideration for
       the loan, the Company issued 233,333
       shares at a deemed value of $0.36
       per share and agreed to pay a royalty
       of $5 U.S. on each Turbodyne unit sold
       to a maximum of $1,000,000 U.S.  A
       finder's fee of 116,667 common shares at
       a deemed value of $0.36 per share was
       issued in connection with the loan         $   212,025       $      --

   b)  Promissory note payable repayable at
       $517 per month, including interest
       at 10% per annum                                11,279              --

   c)  Short term interest free loan.  As
       additional consideration for the loan,
       the Company issued 25,000 shares at a
       deemed value of $0.40 per share and
       agreed to pay a royalty of $1 U.S. on
       each Turbodyne unit sold, to a maximum
       of $500,000 U.S.                                  --              45,000
                                                  -----------       -----------

                                                  $   223,304       $    45,000
                                                  ===========       ===========

5. LONG TERM DEBT
                                                     1995               1994
                                                  -----------       -----------
   Bank term loan
       Repayable at $720 per month, including
         interest at 11% per annum, due
         October 11, 1998, secured by an
         automobile                               $    28,603       $      --
   Less:  current portion                               8,593              --
                                                  -----------       -----------

                                                  $    20,010       $      --
                                                  ===========       ===========

                          TURBODYNE TECHNOLOGIES INC.
                       (formerly Clear View Ventures Inc.)
                          (A Development Stage Company)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          DECEMBER 31, 1995 AND 1994
                         (Stated in Canadian Dollars)

6.   SHARE CAPITAL

     a) Of the Company's issued and outstanding shares 4,150,000 are held in escrow to be released in accordance with a formula based on cumulative cash flow of the Company.

     b) As at December 31, 1995 the Company had 2,710,790 outstanding share purchase warrants.

          The exercise prices and expiry dates range from $0.60 to $4.27 and February 10, 1996 to November 24, 1996, respectively. Subsequent to the year end, 2,282,153 share purchase warrants were exercised for consideration totalling $1,627,825.


     c) In accordance with the policy of the Vancouver Stock Exchange, all incentive stock options are granted at fair market value.
          As at December 31, 1995 the Company had 1,621,500 outstanding incentive stock options to directors and employees as follows:

         The exercise prices and expiry dates range from $0.55 to $4.75 and September 22, 1996 to December 20, 1997, respectively. Subsequent to the year end, 545,500 incentive stock options were exercised for consideration totalling $1,666,325.

     d) Subject to regulatory approval, the Company has negotiated a brokered private placement of up to 3,750,000 special warrants at a price of $5.00 per special warrant, for gross proceeds of $18,750,000. Each special warrant can be exercised into one unit of the Company for no additional consideration. Each unit will consist of one common share and one-half non-transferable share purchase warrant. Each whole non-transferable share purchase warrant will entitle the holder to purchase one common share at $5.50 for a period of one year. Commissions to the broker will be 10% of the gross proceeds and the broker may elect to receive the commission in cash or special warrants.

                          TURBODYNE TECHNOLOGIES INC.
                       (formerly Clear View Ventures Inc.)
                          (A Development Stage Company)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          DECEMBER 31, 1995 AND 1994
                         (Stated in Canadian Dollars)

6.   SHARE CAPITAL (Continued)

     e) The Company has arranged private placements totalling 129,767 units for total consideration of $513,700 less finders' fees of $51,370. The exercise price of the units range from $3.70 to $4.35 per unit. The exercise price of the warrants range from $3.80 to $4.45 per warrant.

          Each unit consists of one share and one non-transferable share purchase warrant for the purchase of an additional share for a period of one year. The expiry dates of the warrants range from October 25, 1996 to December 18, 1996.

          Subsequent to December 31, 1995, the Company has issued 129,767 units pursuant to these private placement agreements.

7.   INCOME TAXES

     At December 31, 1995, the Company and its subsidiary have approximately $6,636,000 in net operating loss carryforwards available to offset future taxable income. These carryforwards, if unused, will expire from 2001 to 2010. Due to net losses the Company did not record a provision for income taxes in 1995, 1994 or 1993.


8.   COMMITMENTS

     a) During the year, the Company entered into a Fiscal Agency Agreement with Pecunia GmbH as its exclusive European agent. The Fiscal Agency Agreement is for a term expiring on the earlier of 30 days, following the closing of the Company's acquisition of Baja Pacific Light Metal Holdings Inc. or March 31, 1996. The Company is committed to pay the agent a fee of $10,000 U.S. per month commencing November 1, 1995.

     b) During the year, the Company's subsidiary entered into a consultant agreement for assistance in international marketing, licensing and financing. The consultant agreement is for a term of three years, payable at $7,000 U.S. per month, commencing March 1, 1995.

                          TURBODYNE TECHNOLOGIES INC.
                       (formerly Clear View Ventures Inc.)
                          (A Development Stage Company)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          DECEMBER 31, 1995 AND 1994
                         (Stated in Canadian Dollars)

9.   RELATED PARTY TRANSACTIONS

     a)   During the year the Company made payments to related parties as follows:
                                                        1995           1994
                                                        ----           ----
           Project Management Fees                  $ 80,253       $ 93,455
                                                    ========       ========
           Consulting Fees                          $    -         $ 34,529
                                                    ========       ========
           Management Fees                          $ 30,000       $ 25,000
                                                    ========       ========
           Rent and Administrative Services         $ 30,000       $ 68,924
                                                    ========       ========

     b) As at December 31, 1995 accounts payable and accrued liabilities in the amount of $Nil (1994 - $72,082) were owed to related parties.

     c) As at December 31, 1995, advances receivable from a director in the amount of $112,514 (1994 - $Nil) were interest free and payable on demand.

10.  SUBSEQUENT EVENTS

     a) Subject to due diligence requirements, regulatory and shareholder approvals, the Company has entered into an acquisition agreement with the shareholders of Pacific Baja Light Metals Holdings Inc. ("Baja") for the acquisition of 100% of the issued and outstanding shares of Baja. Under the terms of the agreement, the Company will pay $12,000,670 U.S. cash and $18,000,000 U.S. by way of issuance to the shareholders of Baja 3,076,923 common shares at a deemed price of $5.85 U.S. (approximately $8.00 Cdn.) per share.

     b) Subject to regulatory approval, the Company has negotiated a brokered private placement of up to 500,000 special warrants at a price of $12.00 per special warrant, for gross proceeds of $6,000,000. Each special warrant can be exercised into one unit of the Company for no additional consideration. Each unit will consist of one common share and one-half non-transferable share purchase warrant. Each whole non-transferable share purchase warrant will entitle the holder to purchase one common share at $13.00 for a period of one year. Commissions to the broker will be 10% of the gross proceeds and the broker may elect to receive the commission in cash or special warrants.

     c) Subject to regulatory approval, the Company has granted incentive stock options to directors and employees for the purchase of up to 550,000 shares at $7.13 per share to February 27, 1998.

                          TURBODYNE TECHNOLOGIES INC.
                       (formerly Clear View Ventures Inc.)
                          (A Development Stage Company)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          DECEMBER 31, 1995 AND 1994
                         (Stated in Canadian Dollars)

10. SUBSEQUENT EVENTS (Continued)

     d) Subsequent to December 31, 1995, the Company has arranged, subject to regulatory approval, private placements totalling 306,397 units for total consideration of $1,838,000 less finders' fees of $183,800. The exercise price of the units range from $3.70 to $4.35 per unit. The exercise price of the warrants range from $3.80 to $4.45 per warrant.

          Each unit consists of one share and one non-transferable share purchase warrant for the purchase of an additional share for a period of one year.

          The expiry dates of the warrants range from January 2, 1997 to March 21, 1997.

                            PACIFIC BAJA LIGHT METALS
                            HOLDING, INC. AND SUBSIDIARIES

                          CONSOLIDATED FINANCIAL REPORT

                                DECEMBER 31, 1995

                                       CONTENTS





                                                                          Page
------------------------------------------------------------------------------

INDEPENDENT AUDITOR'S REPORT ON THE
   FINANCIAL STATEMENTS                                                     1

------------------------------------------------------------------------------

FINANCIAL STATEMENTS

   Consolidated balance sheets                                              2
   Consolidated statements of income                                        3
   Consolidated statements of stockholders' equity                          4
   Consolidated statements of cash flows                                    5
   Notes to consolidated financial statements                            6-15
------------------------------------------------------------------------------

INDEPENDENT AUDITOR'S REPORT ON THE
   FINANCIAL STATEMENT SCHEDULE                                            16

------------------------------------------------------------------------------

FINANCIAL STATEMENT SCHEDULE

   Schedule II - Valuation and qualifying
     accounts - allowance for doubtful accounts                            17


------------------------------------------------------------------------------

                                    [LOGO]

                             MCGLADREY & PULLEN, LLP
                         -------------------------------
                   CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS



                         INDEPENDENT AUDITOR'S REPORT ON THE
                                 FINANCIAL STATEMENTS


To the Board of Directors
Pacific Baja Light Metals Holding, Inc.
Santa Fe Springs, California


We have audited the accompanying consolidated balance sheets of Pacific Baja Light Metals Holding, Inc. and Subsidiaries as of December 31, 1995 and 1994 , and the related consolidated statements of income, stockholders' equity, and cash flows for the years ended December 31, 1995, 1994 and 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pacific Baja Light Metals Holding, Inc. and Subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for the years ended December 31, 1995, 1994 and 1993 in conformity with generally accepted accounting principles.

As described in No. 14 to the consolidated financial statements, the Company changed its method of accounting for "free" rent and for recording the benefits realized for net operating loss carryforwards arising prior to the date of the quasi-reorganization.



/s/ McGladrey & Pullen, LLP

Anaheim, California
May 15, 1996

PACIFIC BAJA LIGHT METALS HOLDING, INC.
  AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1995  AND 1994


ASSETS                                                             1995         1994
-----------------------------------------------------------------------------------------
Current Assets
   Cash                                                      $     279,000 $      39,000
   Accounts receivable, less allowance for doubtful
   accounts
     of $97,000 in 1995 and $30,000 in 1994 (Notes 4 and 9)      4,358,000     3,333,000
   Inventories (Notes 2 and 4)                                   3,080,000     2,526,000
   Prepaid expenses                                                201,000       464,000
   Deferred tax asset (Note 6)                                     193,000       357,000
                                                             ----------------------------

           TOTAL CURRENT ASSETS                                  8,111,000     6,719,000

Property, Plant and Equipment, net (Notes 3 and 4)               7,978,000     5,466,000

Other Assets                                                        29,000        28,000
                                                             ----------------------------

                                                             $  16,118,000 $  12,213,000
                                                             ----------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
-----------------------------------------------------------------------------------------


Current Liabilities
   Notes payable (Note 4)                                    $   3,480,000 $   2,218,000
   Current maturities of long-term debt (Note 4)                   762,000       462,000
   Accounts payable                                              3,619,000     2,942,000
   Accrued Compensation                                            610,000       565,000
   Accrued Other                                                   659,000       189,000
                                                             ----------------------------


           TOTAL CURRENT LIABILITIES                             9,130,000     6,376,000
                                                             ----------------------------

Long-Term Debt, less current maturities (Note 4)                 1,161,000       922,000
                                                             ----------------------------

Deferred Tax Liability (Note 6)                                  1,016,000       919,000
                                                             ----------------------------

Commitments (Notes 5 and 7)


Stockholders' Equity (Notes 6 and 7)
   Common stock, no par value; authorized 5,000,000
     shares; issued and outstanding 1,131,247 shares             2,386,000     2,386,000
   Additional Paid-in capital                                      492,000       492,000
   Retained earnings, since January 1, 1992                      1,933,000     1,118,000
                                                             ----------------------------

                                                                 4,811,000     3,996,000
                                                             ----------------------------

                                                             $  16,118,000 $  12,213,000
                                                             ----------------------------
See Notes to Consolidated Financial Statements.




                                           2

PACIFIC BAJA LIGHT METALS HOLDING, INC.
  AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 1995, 1994  AND
1993


                                                  1995          1994          1993
--------------------------------------------------------------------------------------


Net Sales (Note 9)                           $  28,986,000 $ 19,392,000 $  13,871,000

Cost of Goods Sold (Note 14)                    23,333,000   15,583,000    11,370,000
                                             -----------------------------------------

           GROSS PROFIT                          5,653,000    3,809,000     2,501,000

Operating Expenses                               3,644,000    2,608,000     1,533,000
                                             -----------------------------------------

           OPERATING INCOME                      2,009,000    1,201,000       968,000

Nonoperating Income (Expense)
   Interest (expense) (Note 4)                    (519,000)    (355,000)     (293,000)
   Other                                            16,000       17,000
                                             -----------------------------------------

           INCOME BEFORE INCOME
             TAXES (NOTE 2)                      1,506,000      863,000       675,000

Income Tax Expense (Notes 6 and 14)                691,000      383,000       430,000
                                             -----------------------------------------

           NET INCOME                        $     815,000 $    480,000 $     245,000
                                             =========================================



See Notes to Consolidated Financial Statements.

PACIFIC BAJA LIGHT METALS HOLDING, INC.
  AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF
STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 1995,
1994  AND 1993


                                                               Retained
                                                               Earnings
                                                  Additional    Since
                                       Common      Paid-In    January 1,
                                       Stock       Capital       1992       Total
-------------------------------------------------------------------------------------
Balance, January 1, 1993            $ 2,311,000 $     16,000 $   393,000 $ 2,720,000

   Issuance of 7,500 shares of
     common stock with a stated
     value of $10 a share                75,000                               75,000


   Net income, December 31, 1993                                 245,000     245,000

   Additional paid-in capital
     arising from "free" rent                        180,000                 180,000
     (Note 14)
                                    -------------------------------------------------

Balance, December 31, 1993            2,386,000      196,000     638,000   3,220,000

   Net income, December 31, 1994                                 480,000     480,000

   Utilization of net operating
   loss
     carryovers (Note 6)                             116,000                 116,000

   Additional paid-in capital
     arising from "free" rent                        180,000                 180,000
     (Note 14)
                                    -------------------------------------------------

Balance, December 31, 1994            2,386,000      492,000   1,118,000   3,996,000

   Net income                                                    815,000     815,000
                                    -------------------------------------------------

Balance, December 31, 1995          $ 2,386,000 $    492,000 $ 1,933,000 $ 4,811,000
                                   =================================================



See Notes to Consolidated Financial Statements.

PACIFIC BAJA LIGHT METALS HOLDING, INC.
   AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993


                                                    1995          1994          1993
--------------------------------------------------------------------------------------

Cash Flows from Operating Activities
   Net income
   Adjustments to reconcile net income to    $     815,000 $    480,000 $     245,000
   net
     cash provided by operating activities:
     Depreciation                                  927,000      662,000       526,000
     Deferred income taxes                         262,000      367,000       348,000
     Rent expense recorded for "free" rent                      180,000       180,000
     Change in assets and liabilities:
       (Increase) decrease in:
         Accounts receivables                  (1,025,000)    (598,000)     (213,000)
         Inventories                             (554,000)    (471,000)     (441,000)
         Prepaid expenses                          265,000    (282,000)       (5,000)
       Increase in:
         Accounts payable                          677,000      313,000       277,000
         Accrued expenses                          515,000      290,000        26,000
     Other                                          34,000                     17,000
                                             -----------------------------------------


           NET CASH PROVIDED BY OPERATING
              ACTIVITIES                         1,916,000      941,000       960,000
                                             -----------------------------------------

Cash Flows from Investing Activities
   Purchase of property, plant and equipment   (3,493,000)  (1,632,000)   (1,342,000)
   Other                                            16,000     (49,000)        42,000
                                             -----------------------------------------

           NET CASH (USED IN) INVESTING
              ACTIVITIES                       (3,477,000)  (1,681,000)   (1,300,000)
                                             -----------------------------------------

Cash Flows from Financial Activities
   Net borrowings under line of credit           1,262,000      318,000       650,000
   agreements
   Proceeds from long-term borrowings            1,475,000      473,000       236,000
   Proceeds from issuance of common stock                                      75,000
   Principal payments on long-term               (936,000)     (51,000)     (718,000)
   borrowings
                                             -----------------------------------------

           NET CASH PROVIDED BY FINANCING
              ACTIVITIES                         1,801,000      740,000       243,000
                                             -----------------------------------------

           NET INCREASE (DECREASE) IN CASH         240,000                   (97,000)

Cash
   Beginning                                        39,000       39,000       136,000
                                             -----------------------------------------

   Ending                                    $     279,000 $     39,000 $      39,000
                                             =========================================




See Notes to Consolidated Financial Statements.

PACIFIC BAJA LIGHT METALS HOLDING, INC.
  AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 1.  NATURE OF BUSINESS AND SIGNIFICANT POLICIES

NATURE OF BUSINESS:

The Company manufactures and distributes, on credit terms determined for each customer, after-market automotive wheels, compressor housings, and manifolds to wholesale distributors and original equipment manufacturers in the United States and abroad and castings prepared to customer specifications on a contract basis.

A SUMMARY OF THE COMPANY'S SIGNIFICANT ACCOUNTING POLICIES IS AS FOLLOWS:

Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Principles of consolidation:

The consolidated financial statements include the accounts of the Company and two 100% owned subsidiaries (Optima Wheel, Inc. and Baja Pacific Light Metals, Inc.) and one 96% owned subsidiary (Baja Oriente S.A. de C.V.). All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and cash equivalents:

For the purpose of reporting cash flows, the Company considers all time deposits, certificates of deposit and highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Inventories:

Inventories are stated at the lower of cost of market. For the materials portion of inventories, the cost is determined using the LIFO (last-in, first-out) method during 1995 and 1994. During 1993, the cost of the materials portion of the inventory was determined using the FIFO (first-in, first-out) method (see
Note 2). For the other components of inventories (labor and overhead) the cost is determined using the FIFO (first-in, first-out) method.

PACIFIC BAJA LIGHT METALS HOLDING, INC.
  AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 1.   NATURE OF BUSINESS AND SIGNIFICANT POLICIES (CONTINUED)

Depreciation:

Property, plant and equipment is recorded at its historical cost and is being depreciated using the straight-line method over their estimated useful lives. Leasehold improvements are depreciated over the lesser of its useful life or the life of the lease. The following is a summary of depreciable life by asset type:

-------------------------------------------------------------------------------

   Building                                               30 years
   Furniture and fixtures                             5 - 10 years
   Machinery and equipment                            7 - 15 years
   Transportation equipment                                5 years
   Leasehold improvements                             8 - 20 years


Income taxes:

Deferred taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Foreign operations:

Baja Oriente S.A. de C.V. operates in Ensenada, Mexico and its functional currency is the U.S. dollar. The foreign currency gain for 1995, 1994 and 1993 is approximately $7,000, $79,000, and $10,000, respectively, and is included in operating expenses. Subsequent to December 31, 1995, the exchange rate has changed from approximately 7.684 Mexican Pesos to $1.00 U.S. at December 31, 1995 to approximately 7.419 Mexican Pesos to $1.00 U.S. at May 15, 1996.

The net monetary liabilities denominated in Mexican Pesos as of December 31, 1995 is $322,000 (in U.S. dollars).

PACIFIC BAJA LIGHT METALS HOLDING, INC.
  AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 1.   NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value of financial instruments:

Financial Accounting Standards Board (FASB) Statement No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial intruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value or other valuation market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating the fair value of each class of financial instruments for which it is practicable to estimate that value:

   Notes payable: The fair value of the Company's notes payable is estimated based on the current rates offered to the Company for debt of the same remaining maturities with similar collateral requirements. For variable rate instruments, the fair market value approximates the carrying value. For fixed rates instruments, the market value approximates the carrying value based upon the maturity date of these instruments and their risk factors.

Seniority premiums and severance payments:

Seniority premiums, to which employees located in Mexico are entitled upon retirement after fifteen years or more of service, in accordance with the Mexican Federal Labor Law, are recognized as expenses in the years in which services are rendered, based on Company estimates.

Any other payments to which employees may be entitled in the event of separation, disability or death are charged to operations in the year in which paid.

PACIFIC BAJA LIGHT METALS HOLDING, INC.
  AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


--------------------------------------------------------------

Note 2.  INVENTORIES


                                        1995         1994
--------------------------------------------------------------

   Finished goods                 $   1,187,000 $     751,000
   Work-in-process                      484,000       766,000
   Raw materials                      1,409,000     1,009,000
                                  ----------------------------

                                  $   3,080,000 $   2,526,000
                                  ----------------------------

During 1994, the method of determining the cost of the materials portion of inventories was changed from the first-in, first-out (FIFO) method to the last-in, first-out (LIFO) method. The change was made because management believes the statement of income would more clearly report operations by matching current costs with current revenue.

The use of the LIFO method of determining the cost of the materials portion of inventories had the effect of decreasing reported inventories at December 31, 1995 and 1994 by $384,000 and $416,000 and increasing (decreasing) net income before income taxes for 1995 by $32,000 and 1994 by (416,000) as compared to what they would have been under the FIFO method.


NOTE 3.  Property, Plant and Equipment

                                        1995           1994
--------------------------------------------------------------

   Land                           $      60,000 $      60,000
   Buildings                             60,000        60,000
   Furniture and fixtures               238,000       136,000
   Machinery and equipment            8,161,000     6,144,000
   Transportation equipment             266,000       217,000
   Leasehold improvements             2,535,000     1,296,000
                                  ----------------------------
                                     11,320,000     7,913,000
   Less accumulated depreciation      3,342,000     2,447,000
                                  ----------------------------

                                  $   7,978,000 $   5,466,000
                                  ----------------------------


Of the property, plant and equipment listed above, the assets located at the production facility in Ensenada, Mexico, have a net book value of approximately $4,678,000 and $3,676,000 at December 31, 1995 and 1994, respectively.

PACIFIC BAJA LIGHT METALS HOLDING, INC.
   AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Note 4.  Notes Payable and Long-Term Debt


                                                  1995          1994
-------------------------------------------------------------------------

Notes payable:

   Line of credit (A)                        $   2,040,000 $   1,721,000
   Line of credit (B)                            1,440,000       497,000
                                             ----------------------------

                                             $   3,480,000 $   2,218,000
                                             ============================


(A) As of December 31, 1995, Optima Wheels, Inc. has a $3,000,000 line of credit agreement with a bank, secured by all receivables, inventory and equipment. The borrowings bear interest at the bank's prime rate (8.5% at December 31, 1995) plus 1% and are limited to 30% of eligible inventory and 80% of eligible accounts receivable. The agreement expires in September 1996; is guaranteed by certain stockholders; and contains certain liquidity and net worth covenants.

(B) At December 31, 1995, Baja Pacific Light Metals Holding, Inc. has a $1,500,000 line of credit agreement with a bank, secured by all receivables, inventory and equipment. The borrowings bear interest at the bank's prime rate (8.5% at December 31, 1995) plus 1% and are limited to 80% of eligible accounts receivable. The agreement expires in September 1996; is guaranteed by certain stockholders; and contains certain liquidity and net worth covenants. At December 31, 1995, Pacific Baja Light Metals Holding, Inc. was in violation of certain covenants.

PACIFIC BAJA LIGHT METALS HOLDING, INC.
  AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


------------------------------------------------------------------------------------------
Note 4.  Notes Payable and Long-Term Debt (Continued)

                                                                      1995        1994
------------------------------------------------------------------------------------------
Long-term debt:

Notes payable, interest ranging from 8.6% to 14.4, with
  monthly installments of $22,403, including interest,
  secured by equipment, maturing at various dates through
  2000                                                         $    760,000     $ 531,000

Notes payable to a bank, interest at prime rate (8.5%
  at December 31, 1995) plus 1%, with monthly
  installments of $13,889, including interest,
  secured by equipment, maturing September 1997                     292,000       459,000

Notes payable, interest ranging from 7% to 15%, with
  monthly installments of $29,829, including interest,
  secured by equipment, maturing at various dates
  through 1999                                                      265,000             -

Note payable, interest at 8%, principle, due December 31,           250,000       368,000
  1997

Note payable to a bank, interest at prime rate (8.5% at
  December 31, 1995) plus 1%, with monthly installments of
  $5,694, including interest, secured by equipment, maturing
  September 1998                                                     188,000

Note payable to stockholder due on demand, interest at 10%,           93,000
  unsecured, interest payable annually
                                                                      75,000       26,000
Other                                                              ------------------------
                                                                   1,923,000    1,384,000
   Less current maturities                                           762,000      462,000
                                                                   -------------------------

                                                                 $ 1,161,000 $    922,000
                                                                   =========================

Aggregate maturities of long-term debt as of December 31, 1995 are as follows:
1996 $762,000; 1997 $684,000; 1998 $243,000; 1999 $170,000; 2000 $64,000 (total
$1,923,000).

During 1995, 1994 and 1993, approximately $103,000, $18,000 and $34,000, respectively, in interest was incurred on the notes payable to stockholders.

PACIFIC BAJA LIGHT METALS HOLDING, INC.
   AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 5.  LEASE COMMITMENTS AND RELATED PARTY TRANSACTION

The Company leases its California facility under a lease agreement which expires in 2001. This agreement requires the Company to pay all property taxes, normal maintenance and insurance on the property and contains a five year renewal option. The Company leases its facilities in Ensenada, Mexico from certain stockholders of the Company on a month-to-month operating lease requiring monthly payments of $15,000 beginning in 1995. The Company recorded rent expense of $15,000 per month for 1993 and 1994, offset by increases to paid-in capital for the estimated fair value of the "free rent" (Note 14). The Company is in the process of entering into a long-term lease on this facility. At December 31, 1995, the Company has leasehold improvements with a net book value of $1,622,000 on the Ensenada facility. These leasehold improvements are being amortized over an 8 - 20 year period due to management's belief that the Company will be able to enter into a satisfactory long-term lease arrangement and remain in this facility long enough to recover the leasehold improvements.

Rent expense for 1995, 1994 and 1993 was approximately $517,000; $368,000 and $303,000, respectively (including $180,000 per year on the Ensenada facility).

The total minimum lease commitments at December 31, 1995 is as follows: 1996 through 2000 $304,000 per year and thereafter $101,000 (total $1,621,000).


NOTE 6.  INCOME TAX MATTERS

The components of the provision for income tax are as follows:
                                   1995          1994          1993
---------------------------------------------------------------------

   Current                  $     348,000 $      16,000 $      3,000
   Deferred                       262,000       367,000      348,000
   Foreign                         81,000                     79,000
                            -----------------------------------------

                            $     691,000 $     383,000      430,000
                            -----------------------------------------


Total tax expense differs from the expected tax expense due to the following:



                                                    1995             1994             1993
Computed "expected" tax expense              $    512000   $       293000   $       230000
State taxes, net of federal tax benefit            90000            63000            51000
Foreign taxes                                      81000
Non-deductability of "free" rent                                    61000            61000
Other                                               8000           (34000)           9000

                                             $    691000   $       383000   $       430000

PACIFIC BAJA LIGHT METALS HOLDING, INC.
   AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 6.   INCOME TAX MATTERS (CONTINUED)

Net deferred income taxes consist of the following at December 31,:


                                                    1995         1994
-------------------------------------------------------------------------

Deferred Tax Assets
   Inventories                               $      71,000 $      47,000
   Net operating loss carryovers                                 214,000
   Reserves for doubtful accounts                   39,000        12,000
   Accrued expenses                                 32,000        49,000
   Investment tax credit                            51,000        35,000
                                             ----------------------------

           TOTAL CURRENT DEFERRED TAX ASSET  $     193,000 $     357,000
                                             ============================

Long-Term Deferred Tax Liability, property,
   plant and equipment                       $   1,016,000 $     919,000
                                             ============================


On January 1, 1992, the Company affected a quasi reorganization. Benefits realized from the net operating loss carryforwards arising prior to the date of the quasi reorganization are recorded as additions to paid-in capital in the year recognized in net deferred tax assets. During 1994, $116,000 of these benefits were realized. The Company has no unused operating loss carryforwards at December 31, 1995. The investment tax credit carryforward of $51,000 expires in 2005.


NOTE 7.  STOCK OPTIONS

Officers, stockholders and employees of the Company have unexpired options to purchase 92,000 shares of common stock of the Company. All options are currently exercisable except for an option to purchase 75,000 shares at $1 which are exercisable upon sale of the Company (see Note 10). The remaining options were granted at prices ranging from $3 to $10 per share, which approximated the market value at the dates of the grants.

In addition, the Company has granted an option to its president to purchase shares of company stock at $3 per share. The agreement calls for options to be issued totaling 5,000 shares for each $1 per share sales price of the Company. These options are issuable only upon sale of the Company. If the sale discussed in Note 10 is completed, the agreement will require options to be issued totaling approximately 110,000 shares.

PACIFIC BAJA LIGHT METALS HOLDING, INC.
   AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 7.  STOCK OPTIONS (CONTINUED)

Options for 5,000 shares at $7 per share were granted during 1994. No options were granted in 1995 or 1993. No options were exercised or expired during 1995; 1994; or 1993.


NOTE 8.  SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash payments for interest for 1995; 1994 and 1993 totaled $624,000; $297,000 and $276,000, respectively. Cash payments for income taxes for 1995; 1994 and 1993 totaled $96,000; $3,000 and $37,000, respectively.


NOTE 9.  CONCENTRATIONS

Major customers:




Net sales for the years ended December 31, 1995, 1994 and 1993 include sales to the following major customers, together with the accounts receivable due from those customers at December 31, 1995 and 1994:

                              Amount of Net Sales          Accounts Receivable
                          Year Ended December 31,              December 31,

Customer                   1995     1994      1993         1995           1994

Customer A             $7,651,000  $5,034,000  $944,000    $270,000    $422,000
Customer B              7,178,000   4,699,000   2,644,000   962,000     555,000



Collective bargaining agreements:

The Company participates in collective bargaining agreements with unionized employees in its Ensenada, Mexico facility. Eighty percent of the Company's total labor force is covered by the agreements. None of the agreements are due to expire within one year.


NOTE 10.  SUBSEQUENT EVENT AND ACQUISITION AGREEMENT

On March 15, 1996, the Company signed an acquisition agreement to merge with a company that is publicly traded on the Vancouver stock exchange.


NOTE 11.  RECLASSIFICATIONS

Certain items on the financial statements for the years ended December 31, 1994 and 1993 have been reclassified to be consistent with the classifications of the year ended December 31, 1995. These reclassifications had no effect on net income or net shareholders' equity.

PACIFIC BAJA LIGHT METALS HOLDING, INC.
   AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 12.  QUASI-REORGANIZATION


The Company effected a quasi-reorganization as of January 1, 1992 at which time the Company eliminated a deficit of $1,312,000.


NOTE 13.  RECENT ACCOUNTING PRONOUNCEMENT

In 1995 the FASB issued Statement No. 123, "Accounting for Stock-Based Compensation." Statement No. 123, establishes financial accounting and reporting standards for stock-based employee compensation plans such as stock option plans. The Statement generally suggests, but does not require, employee stock-based compensation transactions be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. An enterprise may continue to follow the requirements of Accounting Principles Board (APB) Opinion No. 25, for employee based transactions, which does not require compensation to be recorded if the consideration to be received is at least equal to the fair value at the measurement date. If an enterprise elects to follow APB Opinion No. 25, it must disclose the proforma effects on net income as if compensation were measured in accordance with the suggestions of Statement No. 123. All stock based transactions with non-employees entered into after December 15, 1995 must be accounted for at the fair value of the instrument. The Company has not yet determined if it will continue to follow APB Opinion No. 25, for employee based transactions, or will adopt Statement No. 123. The Company does not believe adoption of this pronouncement in 1996 will have a material impact on the financial statements.


NOTE 14.  ACCOUNTING CHANGE

In 1995 the Company changes its method of accounting for the "free" rent provided on its Ensenada facility. In 1994 and 1993, the Company was not charged rent on its Ensenada facility which is owned by certain stockholders of the Company and did not record rent expense for this "free" rent. In 1995, the Company changed its method of accounting and recorded $180,000 in 1994 and 1993 in rent expense (the estimated fair value of the leased facilities) offset by an increase in paid-in capital.

In addition, the Company changed its method of accounting for tax benefits arising prior to the date quasi-reorganization. Previously the Company recorded the benefit realized from the net operating loss carryforwards as a reduction of income tax expense. The Company changed it method of accounting to record these benefits realized as additions to paid-in capital.

                                  [LOGO]

                           MCGLADREY & PULLEN, LLP
                      --------------------------------
                CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS




                         INDEPENDENT AUDITOR'S REPORT ON
                             FINANCIAL STATEMENT SCHEDULE


To the Board of Directors
Pacific Baja Light Metals, Holding, Inc.
Santa Fe Springs, California


Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The consolidated supplemental Schedule II is presented for purposes of complying with the Securities and Exchange Commission's rules and is not a part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in our audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.





/s/ McGladrey & Pullen, LLP
Anaheim, California
May 15, 1996

PACIFIC BAJA LIGHT METALS HOLDING, INC.
   AND SUBSIDIARIES

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS - ALLOWANCE FOR DOUBTFUL ACCOUNTS YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993


                      Balance at      Charged to                    Balance at
                      Beginning       Costs and                       End of
                      of Period       Expenses       Write Offs       Period
--------------------------------------------------------------------------------
Years ended December 31,

       1993    $               $    95,000      $      (26,000)     $   69,000
               ===============================================================

       1994    $    69,000      $    111,000     $    (150,000)     $   30,000
               ===============================================================

       1995    $    30,000      $    84,000      $    (17,000)      $   97,000
               ===============================================================

                            PACIFIC BAJA LIGHT METALS
                         HOLDING, INC. AND SUBSIDIARIES

                          CONSOLIDATED FINANCIAL REPORT
                                    Unaudited

                                  JUNE 30, 1996

                                    CONTENTS

                                                          Page
--------------------------------------------------------------

 FINANCIAL STATEMENTS


 Consolidated balance sheet                                  1
 Consolidated statements of income                           2

 Consolidated statements of cash flows                       3

 Notes to consolidated financial statements                4-6

--------------------------------------------------------------

 PACIFIC BAJA LIGHT METALS HOLDING INC.
  AND SUBSIDIARIES

 CONSOLIDATED BALANCE SHEET
 UNAUDITED
 JUNE 30, 1996



 ASSETS
----------------------------------------------------------------------

 Current Assets
          Cash                                              $ 441,000
          Accounts receivable, less allowance for
             doubtful accounts of $97,000                   6,722,000
          Inventories                                       2,585,000
          Prepaid expenses                                    657,000
          Deferred tax asset                                  193,000
                                                     ----------------

                TOTAL CURRENT ASSETS                       10,598,000

 Property, Plant and Equipment, net                         8,135,000
                                                     ----------------
                                                     $     18,733,000
                                                     ================


 LIABILITIES AND STOCKHOLDERS' EQUITY
---------------------------------------------------------------------

 Current Liabilities                                 $      4,485,000
          Notes payable

          Current maturities of
            long-term debt (Note 4)                           572,000
          Accounts payable                                  3,533,000
          Accrued compensation                                417,000
          Accrued other                                       261,000
          Income taxes payable                              1,105,000
                                                     ----------------

                  TOTAL CURRENT LIABILITIES                10,373,000
                                                     ----------------

 Long-Term Debt, less current maturities (including
      $76,000 due to stockholders)                            630,000
                                                     ----------------

 Deferred Tax Liability                                     1,025,000
                                                     ----------------

 Stockholders' Equity

             Common stock, no par value; authorized
               5,000,000 shares; issued and
               outstanding 1,131,247 shares                2,386,000
             Additional Paid-in capital                      492,000

             Retained earnings, since January 1, 1992      3,827,000
                                                     ----------------
                                                            6,705,000
                                                     ----------------

                                                     $     18,733,000
                                                     ================


See Notes to Consolidated Financial Statements.

 PACIFIC BAJA LIGHT METALS HOLDING INC.
  AND SUBSIDIARIES

 CONSOLIDATED STATEMENTS OF INCOME
 UNAUDITED
 SIX MONTHS ENDED JUNE 30, 1996 AND 1995




                                                  1996           1995
--------------------------------------------------------------------------
 Net Sales                                    $ 20,024,000   $ 14,661,000

 Cost of Goods Sold                             14,892,000     11,671,000
                                              ----------------------------

    Gross profit                                 5,132,000      2,990,000

 Operating Expenses                              1,686,000      1,563,000
                                              ----------------------------

 Operating income                                3,446,000      1,427,000

 Nonoperating Income (Expense)
   Interest expense (including $4,000
   in 1996 and $17,000 in 1995 paid               (248,000)      (232,000)
      to stockholders)
               Other                               (41,000)       (89,000)
                                              ----------------------------

    Income before income taxes                   3,157,000       1,106,000


 Income Tax Expense                              1,263,000         442,000
                                              ----------------------------

    Net income                                   1,894,000         664,000
                                              ============================


See Notes to Consolidated Financial Statements.

 PACIFIC BAJA LIGHT METALS HOLDING INC.
    AND SUBSIDIARIES

 CONSOLIDATED STATEMENT OF CASH FLOWS
 UNAUDITED
 SIX MONTHS ENDED JUNE 30, 1996 AND 1995




                                                       1996        1995
------------------------------------------------------------------------------
 Cash Flows from Operating Activities

 Net income                                       $ 1,894,000      664,000

 Adjustments to reconcile net income
   to net cash provided by operating activities:
   Depreciation                                      553,000       418,000

   Deferred income taxes                               9,000       (15,000)
   Change in assets and liabilities:
     (Increase) decrease in:
        Accounts receivables                      (2,364,000)   (1,051,000)
        Inventories                                  495,000      (954,000)
        Prepaid expenses                            (456,000)     (316,000)
      Increase in:
        Accounts payable                             (86,000)      562,000
        Accrued expenses                            (591,000)      405,000
        Income taxes payable                       1,105,000       442,000
      Other                                           29,000        28,000
                                                 -------------------------
          Net cash provided by operating
             activities                              588,000       183,000
                                                 -------------------------
 Cash Flows from Investing Activities
       Net cash (used in) purchase of property,
       plant and  equipment                        (710,000)    (1,199,000)
                                                 -------------------------

 Cash Flows from Financial Activities
        Net borrowings under line of credit
          agreements                              1,005,000      1,157,000

        Proceeds from long-term borrowings          771,000
        Principal payments on
          long-term borrowings                   (1,492,000)       (63,000)
                                                 -------------------------

          Net cash provided by financing
            activities                              284,000      1,094,000
                                                 -------------------------

          Net increase in cash                      162,000         78,000

 Cash
       Beginning                                    279,000         39,000
                                                 -------------------------

       Ending                                       441,000        117,000
                                                 =========================




See Notes to Consolidated Financial Statements.

PACIFIC BAJA LIGHT METALS HOLDING, INC.
   AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Unaudited




NOTE 1.  Nature of Business and Significant Policies


Nature of Business:

The Company manufactures and distributes, on credit terms determined for each customer, after-market automotive wheels, compressor housings, and manifolds to wholesale distributors and original equipment manufacturers in the United States and abroad and castings prepared to customer specifications on a contract basis.

A summary of the Company's significant accounting policies is as follows:

Unaudited interim information:

In the opinion of management, the unaudited financial statements reflect all adjustments, consisting only of normal adjustments, necessary to present fairly the financial position of Pacific Baja Light Metals Holding, Inc. and subsidiaries at June 30, 1996 and the results of operations and cash flows for the six months ended June 30, 1996 and 1995 in conformity with generally accepted accounting principles.

These interim financial statements are not intended to include all disclosures required under generally accepted accounting principles and should be read in conjunction with the Company's financial statements for the year ended December 31, 1995.

NOTE 2.  Inventories

                                              June 30,
                                               1996
------------------------------------------------------
 Finished goods                            $  778,000


 Work-in-process                              748,000

 Raw materials                              1,059,000
                                           ----------
                                           $2,585,000
                                           ==========

During 1994, the method of determining the cost of the materials portion of inventories was changed from the first-in, first-out (FIFO) method to the last-in, first-out (LIFO) method. The change was made because management believes the statement of income would more clearly report operations by matching current costs with current revenue.

The use of the LIFO method of determining the cost of the materials portion of inventories had the effect of decreasing reported inventories at June 30, 1996 by $460,000 and increasing (decreasing) net income before income taxes for the six months ended June 30, 1996 and 1995 by ($56,000) and $-0-, respectively, as compared to what they would have been under the FIFO method.

PACIFIC BAJA LIGHT METALS HOLDING, INC.
  AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Unaudited


--------------------------------------------------------------------------------
NOTE 3.     Notes Payable

                                                  June
                                                   30,
                                                  1996
--------------------------------------------------------------------------------

 Line of credit (A)                          $ 3,239,000

 Line of credit (B)                            1,246,000
                                             -----------
                                             $ 4,485,000
                                             ===========

(A) As of June 30, 1996, Optima Wheel, Inc. has a $3,500,000 line of credit agreement with a bank, secured by all receivables, inventory and equipment. The borrowings bear interest at the bank's prime rate (8.25% at June 30, 1996) plus 1% and are limited to 30% of eligible inventory and 80% of eligible accounts receivable. The agreement expires in September 1996; is guaranteed by certain stockholders; and contains certain liquidity and net worth covenants.

(B) At June 30, 1996, Baja Pacific Light Metals Holding, Inc. has a $1,500,000 line of credit agreement with a bank, secured by all receivables, inventory and equipment. The borrowings bear interest at the bank's prime rate (8.25% at June 30, 1996) plus 1% and are limited to 80% of eligible accounts receivable. The agreement expires in September 1996; is guaranteed by certain stockholders; and contains certain liquidity and net worth covenants.



     At June 30, 1996, the Company was in violation of the covenants relating to minimum working capital and minimum tangible net worth. The company is negotiating with the bank regarding these lines of credit, and has a tentative agreement to increase the overall avaialability to a combined amount of $8,000,000 with interest at the bank's prime plus .25%.


NOTE 4.   Lease Commitments and Related Party Transaction


The Company leases its California facility under a lease agreement which expires in 2001. This agreement requires the Company to pay all property taxes, normal maintenance and insurance on the property and contains a five year renewal option. The Company leases its facilities in Ensenada, Mexico from certain stockholder's of the Company on a month-to-month operating lease requiring monthly payments of $15,000. The Company is in the process of entering into a long-term lease on this facility.

Rent expense for the six months ended June 30, 1996, and 1995 was approximately $282,000 and $277,000, respectively (including $90,000 and $75,000, respectively, on the Ensenada facility).

PACIFIC BAJA LIGHT METALS HOLDING, INC.
  AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Unaudited

--------------------------------------------------------------------------------

NOTE 5.  Stock Options

Officers, stockholders and employees of the Company have unexpired options to purchase 92,000 shares of common stock of the Company. All options are currently exercisable except for an option to purchase 75,000 shares at $1 which are exercisable upon sale of the Company (see Note 10). The remaining options were granted at prices ranging from $3 to $10 per share, which approximated the market value at the dates of the grants.

In addition, the Company has granted an option to its president to purchase shares of company stock at $3 per share. The agreement calls for options to be issued totaling 5,000 shares for each $1 per share sales price of the Company. These options are issuable only upon sale of the Company. If the sale discussed in Note 10 is completed, the agreement will require options to be issued totaling approximately 110,000 shares.

When the options are granted, the difference between the fair market value of the option and the option price will be charged against income during that period.

Options for 5,000 shares at $7 per share were granted during 1994. No options were granted in 1995 or 1993. No options were exercised or expired during 1995; 1994; or 1993.


NOTE 6.  Acquisition Agreement

On March 15, 1996, the Company signed an acquisition agreement to merge with a company that is publicly traded on the Vancouver stock exchange.

                          TURBOYDYNE TECHNOLOGIES INC.
                          ----------------------------

           INTRODUCTION TO PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS
           -----------------------------------------------------------

                             AS AT JUNE 30, 1996 AND
                             -----------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1995
                      -------------------------------------

                     AND THE SIX MONTHS ENDED JUNE 30, 1996
                     --------------------------------------
                            (Stated in U.S. Dollars)




The following unaudited pro-forma consolidated balance sheet and pro-forma consolidated statements of operations and explanatory notes give effect to the proposed acquisition of Pacific Baja Light Metals Holding, Inc. by Turbodyne Technologies Inc. and is based on the estimates and assumptions set forth in the explanatory notes. This pro-forma consolidated balance sheet and these pro-forma consolidated statements of operations have been prepared utilizing the historical financial statements of Turbodyne Technologies Inc. and Pacific Baja Light Metals Holding, Inc. and should be read in conjunction with the historical financial statements and notes thereto included elsewhere in this registration statement.

These pro-forma consolidated statements of operations have been prepared as if the acquisition of Pacific Baja Light Metals Holding, Inc. by Turbodyne Technologies Inc. had been consummated on January 1, 1995 under the purchase method of accounting and carried through to June 30, 1996. The pro-forma balance sheet has been prepared as if the acquisition was consummated on June 30, 1996. In addition, the unaudited pro-forma consolidated balance sheet and pro-forma consolidated statements of operations have been prepared as if the brokered private placements had closed effective January 1, 1995.

This pro-forma financial data is provided for comparative purposes only and does not purport to be indicative of the actual financial position or results of operations had the transaction occurred at the beginning of the fiscal period presented, nor are they necessarily indicative of the results of future operations.

                                       TURBODYNE TECHNOLOGIES INC.
                                       ---------------------------

                                   PRO FORMA CONSOLIDATED BALANCE SHEET
                                   ------------------------------------

                                              JUNE 30, 1996
                                              -------------
                                         (Stated in U.S. Dollars)


                                        Pacific Baja
                        Turbodyne       Light Metals
                  Technologies Inc.     Holding, Inc.       Adjustments          Pro-Forma


                  -----------------     -------------       -----------          ---------
                                           ASSETS
CURRENT

 Cash               $  1,759,872      $    441,000     {$ 17,051,250   (b)    $  7,251,452
                                                       { (12,000,670)  (a)
 Accounts
   receivable             60,390         6,722,000                               6,782,390
 Advances
   receivable             37,497              -                                     37,497
 Inventories               -             2,585,000                               2,585,000
 Prepaid
   expenses              102,211           657,000                                 759,211
 Deferred tax
   asset                   -               193,000                                 193,000
                      ----------         ----------                             ----------
                       1,959,970        10,598,000                              17,608,550
CAPITAL ASSETS           908,558         8,135,000                               9,043,558


GOODWILL                   -                  -           8,818,056   (a)        8,818,056

DEFERRED
  ACQUISITION
  COSTS                  523,056              -             (523,056)  (a)
                      ----------        ----------                              ----------
                    $  3,391,584      $ 18,733,000                            $ 35,470,164
                      ==========        ==========                              ==========

                                               LIABILITIES
CURRENT

 Notes
  payable           $      -          $  4,485,000                            $  4,485,000
 Accounts
  payable and
  accrued
  liabilities            318,498         4,211,000                               4,529,498
Loans payable              4,131              -                                      4,131
Current portion
   of long term
   debt                   25,102           572,000                                 597,102
Income taxes
   payable                 -             1,105,000                               1,105,000
                      ----------        ----------                              ----------
                         347,731        10,373,000                              10,720,731
LONG TERM DEBT            83,337           630,000                                 713,337

DEFERRED TAX
  LIABILITY                -             1,025,000                               1,025,000
                      ----------        ----------                              ----------
                         431,068        12,028,000                              12,459,068
                      ----------        ----------                              ----------




                                       TURBODYNE TECHNOLOGIES INC.
                                       ---------------------------

                             PRO FORMA CONSOLIDATED BALANCE SHEET (CONTINUED)
                             ------------------------------------------------

                                              JUNE 30, 1996
                                              -------------
                                         (Stated in U.S. Dollars)




                                        Pacific Baja
                        Turbodyne       Light Metals
                  Technologies Inc.     Holding, Inc.       Adjustments          Pro-Forma
                  -----------------     -------------       -----------          ---------

                                    SHAREHOLDER'S EQUITY



SHARE CAPITAL         10,062,523          2,386,000      {(1,705,125) (c)
  (27,970,489)                                           { 1,705,125  (c)

 Common                                                  {17,051,250  (b)
  shares)                                                { 2,999,330  (a)
                                                         {(2,386,000) (a)       30,113,103
ADDITIONAL PAID
  IN CAPITAL               -                492,000         (492,000) (a)


RETAINED EARNINGS
  (DEFICIT)           (7,102,007)         3,827,000       (3,827,000) (a)      ( 7,102,007)
                      ----------         ----------                             ----------
                       2,960,516          6,705,000                              23,011,096
                      ----------         ----------                             ----------

                    $  3,391,584       $ 18,733,000                           $  35,470,164
                      ==========         ==========                             ==========




                                       TURBODYNE TECHNOLOGIES INC.
                                       ---------------------------

                              PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                              ----------------------------------------------

                                  FOR THE SIX MONTHS ENDED JUNE 30, 1996
                                  --------------------------------------
                                         (Stated in U.S. Dollars)



                                        Pacific Baja
                        Turbodyne       Light Metals

                  Technologies Inc.     Holding, Inc.       Adjustments          Pro-Forma
                  -----------------     -------------       -----------          ---------

NET SALES            $     -           $ 20,024,000                           $ 20,024,000

COST OF GOODS
  SOLD                     -             14,892,000                             14,892,000
                       ---------         ----------                             ----------


GROSS PROFIT               -              5,132,000                              5,132,000

OPERATING
  EXPENSES             2,124,315          1,686,000        220,451  (d)          4,030,766
                       ---------         ----------        -------              ----------

OPERATING
  INCOME (LOSS)       (2,124,315)         3,446,000                              1,101,234

NON OPERATING
  EXPENSES
  Interest
    expense                -               (248,000)                              (248,000)
  Other                    -                (41,000)                               (41,000)
                       ---------         ----------        -------              ----------

INCOME (LOSS)
  BEFORE
  INCOME TAXES        (2,124,315)         3,157,000                                812,234

INCOME TAX
  EXPENSE                  -             (1,263,000)                            (1,263,000)
                       ---------         ----------                             ----------

NET INCOME
  (LOSS)             $(2,124,315)      $  1,894,000                           $   (450,766)
                       =========         ==========                             ==========

NET INCOME
  (LOSS)
  PER SHARE                                                                         $(0.02)
                                                                                      ====

WEIGHTED AVERAGE
  NUMBER OF COMMON
  SHARES
  OUTSTANDING                                                                   23,441,021
                                                                                ==========



                                       TURBODYNE TECHNOLOGIES INC.
                                       ---------------------------

                              PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                              ----------------------------------------------

                                   FOR THE YEAR ENDED DECEMBER 31, 1995
                                   ------------------------------------
                                         (Stated in U.S. Dollars)


                                        Pacific Baja
                        Turbodyne       Light Metals
                  Technologies Inc.     Holding, Inc.       Adjustments          Pro-Forma
                  -----------------     -------------       -----------          ---------

NET SALES            $     -           $ 28,986,000                           $ 28,986,000

COST OF GOODS
  SOLD                     -             23,333,000                             23,333,000
                       ---------         ----------                             ----------

GROSS PROFIT               -              5,653,000                              5,653,000


OPERATING
  EXPENSES             2,634,962          3,644,000          440,902  (d)        6,719,864
                       ---------         ----------                             ----------

OPERATING
  INCOME (LOSS)       (2,634,962)         2,009,000                             (1,066,864)

NON OPERATING
  EXPENSES
  Interest
    expense                -               (519,000)                              (519,000)
  Other                    -                 16,000                                 16,000
                       ---------         ----------          -------            ----------

INCOME (LOSS)
  BEFORE
  INCOME TAXES        (2,634,962)         1,506,000                             (1,569,864)

INCOME TAX
  EXPENSE                  -               (691,000)                              (691,000)
                       ---------         ----------                             ----------

NET INCOME
  (LOSS)             $(2,634,962)      $    815,000                           $ (2,260,864)
                       =========         ==========                             ==========

NET INCOME
  (LOSS)
  PER SHARE                                                                         $(0.13)
                                                                                      ====

WEIGHTED AVERAGE
  NUMBER OF COMMON
  SHARES
  OUTSTANDING                                                                   17,557,793
                                                                                ==========



                          TURBOYDYNE TECHNOLOGIES INC.
                          ----------------------------

               NOTES AND ASSUMPTIONS TO THE UNAUDITED CONSOLIDATED
               ---------------------------------------------------

         PRO-FORMA BALANCE SHEET AND PRO-FORMA STATEMENTS OF OPERATIONS
         --------------------------------------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1995
                      ------------------------------------

                     AND THE SIX MONTHS ENDED JUNE 30, 1996
                     --------------------------------------
                            (Stated in U.S. Dollars)


1. ORGANIZATION AND BASIS OF PRESENTATION

   The unaudited pro-forma consolidated balance sheet and pro-forma consolidated statements of operations have been prepared based on historical financial information, using U.S. generally accepted accounting principles, of Turbodyne Technologies Inc. and Pacific Baja Light Metals Holding, Inc. for the year ended December 31, 1995 and the six months ended June 30, 1996, considering the effects of the following transactions:



   i) for purposes of the pro-forma consolidated statements of operations the acquisition of Pacific Baja Light Metals Holding, Inc.
        ("Pacific Baja") was completed effective January 1, 1995 and for the purposes of the pro-forma consolidated balance sheet the acquisition of Pacific Baja was completed effective June 30, 1996, and that Pacific Baja had a fair market value of the U.S. $15,000,000 and that goodwill arising on acquisition will be amortized on a straight line basis over 20 years;

   ii) that brokered private placements of 3,750,000 special warrants at U.S. $3.667 per special warrant and 500,000 special warrants at U.S. $6.60 per special warrant had closed effective January 1, 1995.

   iii) that the 10% commission paid on the brokered private placements referred to above were in the form of units for the 500,000 special warrants at U.S. $6.60 per unit and for the 3,750,000 special warrants at U.S. $3.667 per unit.


2. ASSUMPTION

   The number of shares used in the calculation of the pro-forma net income per share data is based on the weighted average number of shares outstanding during the period adjusted to give effect to shares assumed to be issued had the transactions referred to above been consummated January 1, 1995.


3. PRO-FORMA ADJUSTMENTS

   a) Record acquisition of Pacific Baja Light Metals Holding, Inc. and resulting goodwill arising on acquisition.
   b)  Record special warrant private placements.

   c) Record commissions paid in connection with the special warrant private placements.

   d)  Record amortization of goodwill.

                                  SIGNATURE


Pursuant to the requirements of Section 12 of the Securities Exchange Act 0f 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     TURBODYNE TECHNOLOGIES, INC.

                                     /s/ Edward M. Halimi
                                         President and Director


DATED:   November 14, 1996

                           Morgan & Company
                           P.O. Box 10007, Pacific Centre
                           Suite 1730 - 700 West Georgia Street
                           Vancouver, BC V7Y 1A1
                           Telephone (604) 687-5841
                           Fax: (604) 687-0075



                   CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the inclusion of our report dated April 26, 1996 on the consolidated financial statements of Turbodyne Technologies Inc. for the year ended December 31, 1995 in Amendment No. 1 to the Company's Form 20F Registration Statement. We also consent to application of such report to the financial information in Amendment No. 1 to the Form 20F Registration Statement, when such financial information is read in conjunction with the financial statements referred to in our report.

                                             Morgan & Company
                                             Chartered Accountants

Vancouver, Canada
November 14, 1996

                          McGladrey & Pullen, LLP
                             Suite 800
                          222 South Harbor Boulevard
                          P.O. Box 200
                          Anaheim, California 92815-0200
                          (714) 520-9561
                          Fax: (714) 520-0898


To the Board of Directors
Pacific Baja Light Metal Holdings, Inc.
Santa Fe Springs, California


We hereby consent to the use in this Amendment No. 1 to Form 20-F Registration Statement being submitted by Turbodyne Technologies, Inc. of our report, dated May 15, 1996, relating to the consolidated financial statements of Pacific Baja Light Metal Holdings, Inc. and subsidiaries.

                                                McGladrey & Pullen, LLP
   Anaheim, California
   Dated: November 14, 1996

O'NEILL & COMPANY
12th Floor, 1190 Hornby Street
Vancouver, B.C.  V6Z 2L3
(604) 687-5792
(604) 687-6650 (Fax)







November 14, 1996

UNITED STATES
   SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street N.W.
Washington, D.C.
USA   20549

Attention: Mr. William Tolbert, Jr., Assistant Director

Dear Sirs:

RE:      TURBODYNE TECHNOLOGIES INC. (the "Company")
         - Form 20-F filed September 18, 1996, File No. 0-21391
------------------------------------------------------------------------


Thank you for your letter dated October 21, 1996. Our client has amended the Form 20-F and the filed financial statements to address the comments raised in your letter. Accordingly, we enclose the Registrant's amended Form 20-F/A-1. (Clean and black-lined copies enclosed):

An Edgarized version of the amended Form 20-F will be submitted to the Securities and Exchange Commission ("SEC") as early as possible following delivery of this letter.

We respond as follows to the comments in your letter, with reference to the amended Form 20-F and with reference to the paragraph numbers in your original letter:
1.       Description of Business.
The Form 20-F has been amended to state the research and development costs incurred by the Registrant during the last three fiscal years, as required by
Item 1(a)(6) of Form 20-F. (See pages 8 and 9)

2.       Acquisition of Pacific Baja.

The Form 20-F has been amended to expand on the disclosure of the acquisition of Pacific Baja Light Metals Holding Inc. ("Baja") by the Registrant to confirm that the Registrant completed this acquisition using the proceeds from a private placement financing of Series "A"Special Warrants. (See pages 1, 2 and 10)

The discussion in Item 1, "Description of Business" has been amended to reflect the completion of the acquisition of Baja by the Registrant in September, 1996.

3.       Competition.

The Form 20-F has been amended to expand on the nature of the competition in the industry to the Registrant's Turbodyne Technology. (See pages 12 and 13)


4.       Pro Forma Balance Sheet.

The Form 20-F has been amended to summarize the assumptions on which the Pro Forma Financial Statements are based and to provide specific reference to the detailed description of these assumptions as set forth in Note 1 to the Pro Forma Financial Statements. (See page 26)

The Registrant has amended the Pro Forma Financial Statements to more accurately reflect the total purchase price and fair market value assigned to the shares of the Registrant issued in the acquisition.

5.       Item 11 - Compensation of Directors and Officers.

The options granted to Mr. Halimi in 1995 were options granted at an exercise price equal to the 10-day average trading price of the Registrant's shares on the Vancouver Stock Exchange. Accordingly, the options were granted at fair market value.

We advise that the policies of the Vancouver Stock Exchange require that the Registrant not grant stock options at a price less than the 10-day average trading price of the Registrant's common shares for the period immediately prior to the granting of the options.

6.       Compensation of Directors and Officers

Item 11 of the Form 20-F has been revised to include the total compensation paid to all directors and officers of the Registrant as a group during the last fiscal year of the Registrant. (See page 31)

7.       Options to Purchase Securities

Item 12 of the Form 20-F has been amended to elaborate on the Registrant's Series "A" Special Warrant financing and to confirm that this financing has been completed and funds released to the Registrant to enable the Registrant to complete the acquisition of Baja. (See pages 32 ,33 and 34)

8.       Options to Purchase Securities

Item 12 of the Form 20-F has been amended to confirm that the Registrant had announced a private placement of Series "B" Special Warrants but that this private placement has been terminated. (See page 34)

We advise that the difference in the offering price between the Series "A" and Series "B" Special Warrant financings is accounted for by the difference in the trading price of the Registrant's common shares, as listed on the Vancouver Stock Exchange, as the time each private placement was announced. The negotiated price of each private placement financing was in compliance with the policies of the Vancouver Stock Exchange which require the price to be no less than 85% of the closing price of the Registrant's shares on the day prior to the private placement announcement. As the Registrant's common shares had appreciated substantially between the announcement of the Series "A" Special Warrant financing and the Series "B" Special Warrant financing, the price of the Series "B" Special Warrants was substantially higher than the price for the Series "A"

Special Warrants. (See page 34)

9.       Options to Purchase Securities.

Item 12 of the Form 20-F has been amended to clarify the obligation of the Registrant to file a prospectus within the Canadian Provinces of British Columbia, Manitoba, and Ontario. The effect of the filing of the prospectus will be to qualify the common shares and ordinary warrants to be issued upon conversion of the Series "A" Special Warrants for resale within these provinces. (See pages 33 and 34)

10.      Share Capital Structure.

Item 14 of the Form 20-F has been revised to expand on the nature of the performance shares issued by the Registrant. (See pages 36, 37 and 38)

11.      Turbodyne Financial Statements dated June 30, 1996.

The Registrant's accountants, Morgan & Company, have reviewed Rule 3-20(b) and do not believe that the Registrant is required to furnish the convenience translation financial statements as suggested in this comment.

12.      Non-Monetary Transactions.

The Registrant has amended the applicable accounting policy note in the Registrant's financial statements to confirm that as of June 30, 1996 there have been no non-monetary
         transactions where management has determined that the quoted market price per share is not the more appropriate method of valuation.

13.      Share Capital.

In connection with the acquisition of Turbodyne System's Inc., and in accordance with the policies of the Vancouver Stock exchange, the Registrant issued 4,000,000 performance shares for cash consideration of $40,000.00. The issue price of $0.01 per share was less than the quoted market price per share at the time the shares were issued, which was $0.35. While these shares were issued from treasury as fully paid, non-assessable shares and entitle the shareholders to voting and dividend rights, the shareholders agreed to the escrowing of the shares with their subsequent release from escrow tied to substantial performance and earnings conditions. Accordingly, it is the Company's position that $0.01 per share was the fair market value of these shares, being a reasonable discount form the quoted market price, justified by the escrow restrictions attached to the shares.

Unlike a stock option which is issued for nominal consideration and does not result in the issue of shares until a cash payment is made at some later date, these escrowed shares as indicated previously have been subscribed for and paid for in cash.

14.      Share Capital.

The Registrant has expanded Note 6(c) of the Registrant's financial statement to indicate that all stock options are granted at fair market value.

Item 12 of the Form 20-F has also been amended to include this disclosure. (See page 32)

15.      Consolidated Statement of Cash Flows.

The Registrant has revised the Registrant's financial statements to include an accounting policy note which indicates that the Statement of Cash Flows has been prepared in accordance with US Generally Accepted Accounting Principles.

16.      Pacific Baja Lease Commitments.

We advise that the lease for Baja's Ensenada Facility has been formalized by the execution of a lease agreement with a ten year term. This lease was executed on the closing of the Registrant's acquisition of Baja in September, 1996.

The Registrant has been advised by the management of Baja that the lease for the Ensenada Facility has been a long-term lease from the outset, notwithstanding that no written lease was executed. The following factors support the treatment of the lease as a long-term lease:

a. the owners of the property on which the Ensenada Facility is located were principal shareholders of Baja until the acquisition of Baja by the Registrant;

b. the principal shareholders of Baja acquired the Ensenada property for the purpose of enabling Baja to construct the Ensenada Facility;

c. the relationship between landlord and tenant was not a third party relationship in which either party had contemplated having a right to terminate the lease on 30 days' notice;

d. Baja invested substantial funds into improvements of the Ensenada Facility, which improvements included renovation of the existing building and installation of manufacturing equipment. This capital expenditure is not consistent with a lease on a month to month basis;

e. Management of Baja had delivered written intention to execute a long term lease. Based on this reasoning, the notes to the Baja statements have not been revised to expense the leasehold improvements.

17.      Major Customers.

The Baja financial statements have been revised to clarify the required disclosure.

18.      Notes Payable.

As of June 30, 1996, Baja was in violation of minimum working capital and minimum tangible net worth requirements under its line of credit agreements with Wells Fargo Bank. The notes to the Baja financial statements have been revised to disclose the nature of the violation of these covenants. We advise that Baja has since renewed its line of credit facility with Wells Fargo Bank.

19.      Accountants' Consents.


The Company repllies as follows, with reference to the appropriate paragraph in your letter dated November 8, 1996:

1.  Paragraph 2

The Distributorship Agreement was originally executed between the Company and Granatelli Performance Technologies, Inc. The Company understands that Granatelli Performance Technologies has changed its name to Grand Technologies,
Inc.   Accordingly, references to Granatelli Performance Technologies in the
Form 20-F have been amended to refer to Grand Technologies, Inc.

At the time the Company entered into the Distributorship Agreement, they were advised that the principals of Granatelli Performance Technologies Inc. were Joseph T. Granatelli (a nephew of Any Granatelli), Harry Hibbler, a well known automotive publisher, and George Fencl, a director of the Vector Automobile Company. The Company understands that these persons ar now involved in a dispute with Andy Granatelli in respect of the use of the name
"Granatelli" as Andy Grantelli apparently does not want these persons to capitalize on the Granatelli name. The Company understands that the name of the Company has been changed to Grand Technologies, Inc. in order to remove any reference to "Granatelli". The Company also understands that Joseph Granatelli may no longer be involved with Grand Technologies.

2.   Paragraph 3

The Company has amended the Form 20-F to provide disclosure that Grand Technologies is a recently incorporated company and that there is a risk that the company will not be sufficiently capitalized in order to fulfil its obligations under the Distributorship Agreement or any purchase orders delivered under the Distributorship Agreement.

3.  Paragraph 4

We hereby confirm to the staff that the Company has received a purchase order from Grand Technologies in the amount of $9,000,000. The Company has made delivery of 85 Turbopac products under the purchase order.

The Company is presently in the process of gearing up production to satisfy the required delivery of Turbopac products under the purchase order. Notwithstanding that Grand Technologies is a newly incorporated company, the Company feels that the purchase order has been delivered in good faithh and is confident based on the background of Mr. Hibbler and Mr. Fencl.

4.  Paragraph 5

The Registrant will amend the Form 20-F to insure that the signature on the execution page of Exhibit 3(IV) refers to "George Fencl".

We enclose current dated accountant consents for Morgan & Company and McGladrey & Pullen, LLP.

We  trust  that  the  above   comments  and  the  revisions  to  the  Form  20-F
satisfactorily address the comments raised in your letter dated October 21, 1996 and November 8, 1996. Accordingly, we look forward to finalization of this Form 20-F filing.

Yours truly,

MICHAEL H. TAYLOR


Enclosure

(Exhibit 3(IV))



IN WITNESS WHEREOF, the parties hereto have caused the Agreement to be executed as of the Commencement Date set forth above.

TURBODYNE SYSTEMS, INC.

Signature: /s/   Edward M. Halimi

Name:  Edward M. Halimi
Title: President
Date:  June 12, 1996

GRANATELLI PERFORMANCE TECHNOLOGIES, INC.

Signature:  /s/ George Fencl

Name:  George Fencl
Title: Vice President
Date:  June 12, 1996