Form 20-F/A
period 1996-06-30
TURBODYNE TECHNOLGIES INC
filed 1996-12-10
CIK 1022097

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION
                                       ON DECEMBER  9, 1996


                                        SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C.  20549


                                                  FORM 20-F / A-2

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

3. Distributorship Agreements
On June 13, 1996, the Registrant entered into an exclusive distributorship agreement (the "Grand Agreement") with Grand Technologies,
Inc. ("Grand"), formerly Granatelli Performance Technologies, Inc.
of Camarillo, California. Under the terms of the Grand
Agreement, Grand will act as the exclusive worldwide distributor of the Registrant's Turbopac products for the automotive and motorcycle gasoline engine performance aftermarket.


  The Grand Agreement was originally entered into between Granatelli
Performance Technologies Inc. and the Registrant. Granatelli Performance Technologies Inc. has changed its name to Grand Technologies Inc. The Grand Agreement has not been amended in any way since execution other than to reflect this change of name. Grand has no association with the Andy Granatelli Group of Companies, Paxton Products, Inc., Vince Granatelli Racing Inc., Andy Granatelli or any company of which Andy Granatelli is an owner or a principal.


Under the terms of the Grand Agreement, Grand is required to purchase a minimum of 15,000 units in 1996 at an aggregate cost of $9,375,000 US and 50,000 units at an aggregate cost of $31,250,000 US in each subsequent year in order to maintatin its distributorship rights. The Registrant has agreed that it will not terminate the Grand Agreement for failure to meet these minimum orders if Grand has been diligent in promoting sales.
The Registrant has received purchase orders from Grand under the Grand
Agreement in excess of $9,000,000 to date. The Registrant has recently completed the initial delivery of Turbopac products under this Grand Agreement during the week of October 14 to 18, 1996.

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

Grand is a recently incorporated corporation formed for the purpose of marketing the Company's Turbopac products under the Grand Agreement and has no history of prior sales.Grand has no revenue other than any revenue which may have been received from any sale of the initial delivery of 85 Turbpac products received from the Registrant. Capitalization of Grand has been nominal and contribution to Grand from its principals is on an as needed basis in order to meet necessary obligations and ongoing expenses. The Registrant does not know of any assets which may be owned by Grand other than the 85 Turbopac products delivered to Grand by the Registrant and the interest of Grand in the Grand Agreement.

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

       vi)   Non-Monetary Transactions

             Shares of common stock of the Company issued for non-monetary consideration are valued at the quoted market price per share at the close of trading on the day of completion of the transaction except for those circumstances where, in the opinion of the Company and due to the nature of the transaction, the trading price does not fairly represent the value of the transaction. In such circumstances, the value of the shares is determined based on the estimated fair value of the consideration received. To date there has been no non-monetary transactions where the Company has determined that the quoted market price per share is not the more appropriate method of valuation.



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
                                                    =======


6.    SHARE CAPITAL

      a) Of the Company's issued and outstanding shares 4,150,000 are held in escrow to be released in accordance with a formula based on cumulative cash flow of the Company. When these shares are released from escrow, compensation expense will be recognized for shares issued to those shareholders who have held or then hold positions that could affect the financial results of the Company including employees, officers, directors and others.

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

                           TURBODYNE TECHNOLOGIES INC.
                       (formerly Clear View Ventures Inc.)
                          (A Development Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1995 AND 1994
                          (Stated in Canadian Dollars)


     b)   SIGNIFICANT ACCOUNTING POLICIES (Continued)

          v)   Non-Monetary Transactions

               Shares of common stock of the Company issued for non-monetary consideration are valued at the quoted market price per share at the close of trading on the day of completion of the transaction except for those circumstances where, in the opinion of the Company and due to the nature of the transaction, the trading price does not fairly represent the value of the transaction. In such circumstances, the value of the shares is determined based on the estimated fair value of the consideration received.
               To date there have been no non-monetary transactions where the Company has determined that the quoted market price per share is not the more appropriate method of valuation.


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
                                                  ===========       ===========

                          TURBODYNE TECHNOLOGIES INC.
                       (formerly Clear View Ventures Inc.)
                          (A Development Stage Company)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          DECEMBER 31, 1995 AND 1994
                         (Stated in Canadian Dollars)

6.   SHARE CAPITAL

     a) Of the Company's issued and outstanding shares 4,150,000 are held in escrow to be released in accordance with a formula based on cumulative cash flow of the Company. When these shares are released from escrow, compensation expense will be recognized for shares issued to those shareholders who have held or then hold positions that could affect the financial results of the Company including employees, officers, directors and others.


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


NOTE 4.   Lease Commitments and Related Party Transaction


The Company leases its California facility under a lease agreement which expires in 2001. This agreement requires the Company to pay all property taxes, normal maintenance and insurance on the property and contains a five year renewal option. The Company leases its facilities in Ensenada, Mexico from certain stockholder's of the Company on a month-to-month operating lease requiring monthly payments of $15,000. On September 5, 1996, the Company entered into a ten year lease on the Ensenada, Mexico facility. The lease requires monthly payments of $15,000 with annual increases of 5% per year. Beginning on September 5, 1996, the leasehold improvements associated with this lease will be amortized over the shorter of the remaining life of the asset or ten years.

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


DATED:  December 3, 1996

                           Morgan & Company
                           P.O. Box 10007, Pacific Centre
                           Suite 1730 - 700 West Georgia Street
                           Vancouver, BC V7Y 1A1
                           Telephone (604) 687-5841
                           Fax: (604) 687-0075



                   CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the inclusion of our report dated April 26, 1996 on the consolidated financial statements of Turbodyne Technologies Inc. for the year ended December 31, 1995 in Amendment No. 2 to the Company's Form 20F Registration Statement. We also consent to application of such report to the financial information in Amendment No.2 to the Form 20F Registration Statement, when such financial information is read in conjunction with the financial statements referred to in our report.

                                             Morgan & Company
                                             Chartered Accountants

Vancouver, Canada
December 9, 1996

                          McGladrey & Pullen, LLP
                             Suite 800
                          222 South Harbor Boulevard
                          P.O. Box 200
                          Anaheim, California 92815-0200
                          (714) 520-9561
                          Fax: (714) 520-0898


To the Board of Directors
Pacific Baja Light Metal Holdings, Inc.
Santa Fe Springs, California


We hereby consent to the use in this Amendment No. 2 to Form 20-F Registration Statement being submitted by Turbodyne Technologies, Inc. of our report, dated May 15, 1996, relating to the consolidated financial statements of Pacific Baja Light Metal Holdings, Inc. and subsidiaries.

                                                McGladrey & Pullen, LLP
   Anaheim, California
   Dated: December 9, 1996

December 9, 1996

UNITED STATES SECURITIES
   AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, DC
20549

Attention:   Mr. William Tolbert, Jr.

Dear Sirs:

RE: TURBODYNE TECHNOLOGIES INC. (the "Company")
          - Form 20-F



Thank you for your letter dated November 20, 1996. We write to address the issues raised in your letter. The Registrant's Form 20-F has been revised to address these concerns. An amended Form 20-F is enclosed, with blacklining to show changes. We also enclose copies of the amended financial statements of the Registrant for the period ending June 30, 1996 and December 31, 1995 and the amended financial statements for Pacific Baja for the period ended June 30, 1996. These changes will be incorporated in the Company's Form 20-F/A-2 which is to be filed electronically with the SEC as early as possible.
The Registrant replies as follows, with reference to the appropriate paragraph of your letter dated November 20, 1996:

1.       Paragraph 1.

The Form 20-F has been amended to expand on the disclosure to provide a description of the operations of Grand Technologies, Inc. The amended Form 20-F reflects the disclosure that Grand Technologies is a recently incorporated company with very limited revenues and assets. The Registrant is not aware of any assets of Grand Technologies other than the 85 Turbopac products which have been delivered by the Registrant and its interest in the distributorship agreement with the Registrant. The only revenues of Grand Technologies of which the Registrant is aware would be any revenues from the 85 Turbopac products delivered by

         Registrant to Grand Technologies.

The Form 20-F has also been revised to confirm that there is no association between Grand Technologies and Andy Granatelli or any companies affiliated with Andy Granatelli.

2.       Paragraph 2.

The Form 20-F has been amended to confirm that the 85 Turbopac products were delivered during the week of October 14, 1996. Additionally, the Form 20-F has been amended to confirm that the only amendment to the Distribution Agreement since execution has been to reflect the change of the name of Grand Technologies, Inc. from Granatelli Performance Technologies Inc.

3.       Paragraph 3.

The Registrant's financial statements for the periods ending December 31, 1995 and June 30, 1996 have been revised to confirm that there have been no monetary transactions where management has determined that the quoted market price per share is not a more appropriate method of valuation.

4.       Paragraph 4.

The Registrant's financial statements for the periods ending December 31, 1995 and June 30, 1996 have been revised to disclose that the Registrant will record a compensation expense upon the release of the performance shares from escrow for US GAAP purposes.
5.       Paragraph 5.

The notes to the financial statements for Pacific Baja for the period ending June 30, 1996 have been revised to disclose that a lease agreement with a ten year term has been executed and that the leasehold improvements are being amortized as an expense over the ten year period of the lease.

6.       Paragraph 6.

The Registrant is of the view that the amount of $15 million is a more appropriate value for the fair market value of the acquired company, Pacific Baja, as supported by the independent valuation received by the Registrant.

                                                        -3-
valuation report of Pacific Baja provides a more appropriate valuation than the total of the cash paid and the market value of the securities issued.

  1.       The share price of Turbodyne technologies Inc. has been volatile.


2. The Turbodyne Technologies Inc. shares issued in connection with the Pacific Baja acquisition are subject to a two year trading restriction in the USA.

3. The Turbodyne Technologies Inc. business is subject to risks associated with developing companies including initial losses, uncertainty of revenue, markets and profitability, and the necessity of additional funding. The Turbodyne products are not in the production state, and unexpected problems and changes to specifications frequently arise in the development and production of new products. There is an element of risk that bringing the product to commercial production, for any number of reasons, will be unexpectedly delayed or halted.

We trust the above amendments satisfy the concerns of the SEC.

Yours truly,




MICHAEL H. TAYLOR

MHT/ado

cc.      Turbodyne Technologies Inc.
         Attention: Edward M. Halimi

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