Form 20-F
period 1996-12-31
TURBODYNE TECHNOLGIES INC
filed 1997-07-15
CIK 1022097

SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, D.C.  20549


                                        FORM 20-F

(Mark One)

 [  ]       REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
            OF THE SECURITIES EXCHANGE ACT OF 1934

                                           OR


 [X]        ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended DECEMBER 31, 1996
                          -----------------
                                           OR

 [  ]       TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934


For the transition period from               to
                               ------------     -----------------
Commission file number 0-21391
                       -------

TURBODYNE TECHNOLOGIES INC.
--------------------------------------------------------------------------
      (Exact name of Registrant as specified in its charter)

INAPPLICABLE
--------------------------------------------------------------------------
      (Translation of Registrant's name into English)

CANADA (FEDERAL JURISDICTION)
--------------------------------------------------------------------------
      (Jurisdiction of incorporation or organization)

SUITE 510, 1090 WEST PENDER STREET
VANCOUVER, BRITISH COLUMBIA, CANADA V6C 2N7
--------------------------------------------------------------------------
      (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

                                          NAME OF EACH EXCHANGE
      TITLE OF EACH CLASS                  ON WHICH REGISTERED
      -------------------                -----------------------
      Inapplicable




Securities registered or to be registered pursuant to Section 12(g) of the Act.

            Inapplicable

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

COMMON SHARES WITHOUT PAR VALUE
--------------------------------------------------------------------------
                                    (Title of Class)

Indicate the number of outstanding shares of each of the registrant's classes of capital or common stock as of the close of the period covered by the annual report.

COMMON SHARES WITHOUT PAR VALUE:  23,580,098 AS AT DECEMBER 31, 1996
--------------------------------------------------------------------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes   X      No
    ------      ------


Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17   X     Item 18
       ------           ------


Except as otherwise noted, all dollar amounts are presented in Canadian dollars.

Exchange Rates: As at June 30, 1997, the exchange rate of Canadian dollars into United States dollars was $1.4015 Canadian to $1.00 United States.

--------------------------------------------------------------------------
                                    TABLE OF CONTENTS
--------------------------------------------------------------------------



                                                                    PAGE NO
                                                                    -------


ITEM 1.   DESCRIPTION OF BUSINESS. . . . . . . . . . . . . . . . . . . .  1

          INTRODUCTION. . . . . . .  . . . . . . . . . . . . . . . . . .  1
          COMPANY AND SUBSIDIARY CORPORATE BACKGROUND. . . . . . . . . .  1
          INDUSTRY BACKGROUND AND PRODUCT. . . . . . . . . . . . . . . .  1

ITEM 2.   DESCRIPTION OF PROPERTY. . . . . . . . . . . . . . . . . . .   17

ITEM 3.   LEGAL PROCEEDINGS . . . . . . . . . . . . . . . . . . . . . . .18

ITEM 4.   CONTROL OF COMPANY. . . . . . . . . . . . . . . . . . . . . . .18

ITEM 5.   NATURE OF TRADING MARKET. . . . . . . . . . . . . . . . . . . .19

ITEM 6.   EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING
          SECURITY HOLDERS. . . . . . . . . . . . . . . . . . . . . . . .20

ITEM 7.   TAXATION. . . . . . . . . . . . . . . . . . . . . . . . . . . .21

ITEM 8.   SELECTED FINANCIAL DATA . . . . . . . . . . . . . . . . . . . .22


          SUMMARY OF FINANCIAL INFORMATION IN THE COMPANY
          FINANCIAL STATEMENTS (CANADIAN GAAP)(CANADIAN $). . . . . . . .22

          SUMMARY OF FINANCIAL INFORMATION IN THE COMPANY FINANCIAL
          STATEMENTS (U.S. GAAP)(CANADIAN $). . . . . . . . . . . . . . .23

          SUMMARY OF FINANCIAL INFORMATION IN PACIFIC BAJA FINANCIAL
          STATEMENTS (U.S. GAAP)($U.S.) . . . . . . . . . . . . . . . . .24

ITEM 9.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
          RESULTS OF OPERATIONS . . . . . . . . . . . . . . . . . . . . .25

ITEM 10.  DIRECTORS AND OFFICERS OF THE COMPANY . . . . . . . . . . . . .29

ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS. . . . . . . . . . . . .31

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM COMPANY OR SUBSIDIARIES . .33

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS. . . . . . . . .36

ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED. . . . . . . . . . .37

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES . . . . . . . . . . . . . . . .37

ITEM 16.  CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR
          REGISTERED SECURITIES   . . . . . . . . . . . . . . . . . . . .37

ITEM 17.  FINANCIAL STATEMENTS. . . . . . . . . . . . . . . . . . . . . .37

ITEM 18.  FINANCIAL STATEMENTS. . . . . . . . . . . . . . . . . . . . . .37

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS . . . . . . . . . . . . . . .37

                                  PART I


ITEM 1.                   DESCRIPTION OF BUSINESS
                          -----------------------

INTRODUCTION
------------
Turbodyne Technologies Inc. (the "Company") is a Canadian federal corporation engaged in the following businesses through its U.S.
subsidiaries:

     (A) the manufacture of aluminum cast automotive products, including engine components and speciality wheels (the "Pacific Baja Business"); and

     (B) the development of products to enhance performance and reduce emissions of internal combustion engines (the "Turbodyne Business").

COMPANY AND SUBSIDIARY CORPORATE BACKGROUND
------------------------------------------
The Company was incorporated under the COMPANY ACT (British Columbia) on May 18, 1983, under the name "Dundee Resources Corp.", by registration of its Memorandum and Articles. The name of the Company was changed from "Dundee Resources Corp." to "Clear View Ventures Inc." on January 20, 1993 and from "Clear View Ventures Inc." to "Turbodyne Technologies Inc." on April 28, 1994. The Company has continued from British Columbia to the Canadian federal jurisdiction under the CANADA BUSINESS CORPORATIONS ACT by the filing of Articles of Continuation. The continuation was effective December 3, 1996.

The address of the head office of the Company is Suite 510, 1090 West Pender Street, Vancouver, British Columbia, V6E 2N7. The address of the registered and records office of the Company is 12th Floor, 1190 Hornby Street, Vancouver, British Columbia, V6Z 2L3.

The Company has two wholly owned subsidiaries, Turbodyne Systems, Inc. ("Turbodyne Systems") and Pacific Baja Light Metals Corp. ("Pacific Baja Light Metals").

Turbodyne Systems was incorporated pursuant to the laws of the State of Nevada, USA, on May 21, 1993. The address of the head office of Turbodyne Systems, Inc. is 6155 Carpinteria Avenue, Carpinteria, California, 93013.

Pacific Baja Light Metals was incorporated as "Pacific Baja Acquisition Corp." pursuant to the laws of the State of Wyoming, USA, on April 15,
1996.   Pacific Baja Acquisition Corp. merged with Pacific Baja Light
Metals Holding Inc. on September 5, 1996 to form Pacific Baja Light Metals. The address of the head office of Pacific Baja Light Metals is 15300 Valley View, La Mirada, California. Pacific Baja Light Metals has two wholly owned California subsidiaries, Optima Wheel Inc. ("Optima Wheel") and Baja Pacific Light Metals Inc. ("Baja Pacific"), and a wholly owned Mexican subsidiary, Baja Oriente S.A. de C.V. ("Baja Oriente").

During the period from its incorporation on May 18, 1983 until July of 1993, when it commenced funding the development of the Turbodyne Technology, as described herein, the Company was engaged in the business of mineral exploration. The Company divested itself of any mineral properties prior to the acquisition of the Turbodyne Technology and no longer holds any interest in any mineral properties and does not carry on mineral exploration.

INDUSTRY BACKGROUND AND PRODUCT
-------------------------------

The Pacific Baja Business is carried on through Pacific Baja Light Metals from its head office in La Mirada, California. The Turbodyne Business is carried on through Turbodyne Systems from its head office in Carpinteria, California. The Pacific Baja Business and the Turbodyne Business are summarized below.

1.   PACIFIC BAJA BUSINESS
     ---------------------

Pacific Baja Light Metals is an established manufacturer of aluminum cast products primarily for the automotive industry. Pacific Baja Light Metals manufactures turbocharger and compressor housings for Original Equipment Manufacturers in the automotive industry ("OEMs") and aluminum wheels for the automotive aftermarket. Pacific Baja Light Metals also manufactures on a contract basis, the housings for the Turbodyne products manufactured by Turbodyne Systems, as discussed below in Section 2.2 of this Item 1 (the "Turbodyne Products").

1.1  ACQUISITION OF PACIFIC BAJA LIGHT METALS BY THE COMPANY
     -------------------------------------------------------

The Company acquired Pacific Baja effective July 2, 1996 pursuant to an acquisition agreement between the Company, Pacific Baja Light Metals Holding, Inc. ("Pacific Baja") and the principal shareholders of Pacific Baja (the "Acquisition Agreement"). The Company acquired all of the issued and outstanding shares of Pacific Baja for total consideration consisting of a cash payment of US $12,000,670 and the issue of 3,076,923 common shares of the Company.

The principal reason for the acquisition was to form an alliance with a manufacturer with a proven track record of volume manufacturing of quality
auto parts, particularly in the turbocharger field.   The Turbodyne
Products are comprised of precision automotive parts, including cast aluminum components manufactured by Pacific Baja. Through the acquisition of Pacific Baja, the Company acquired a proven manufacturer for its Turbodyne Products. Management viewed the acquisition as a means to establish the credibility of the Company with potential OEMs as a quality
manufacturer of automotive parts.   In addition, the acquisition brought to
the Company personnel experienced in manufacturing and who have contacts with turbocharger manufacturers and potential customers for the Turbodyne Products.

1.2  EXISTING PRODUCTS
     -----------------

Pacific Baja Light Metals manufactures and markets permanent mold and sand aluminum castings, both machined and raw, for the automotive aftermarket as well as automotive and industrial OEM's. Pacific Baja Light Metals has three operating units: Optima Wheel; Baja Oriente; and Baja Pacific.

Pacific Baja Light Metals' present product lines and business segments include the following:

(a)  CUSTOM WHEELS
     -------------

Pacific Baja Light Metals, through its Optima Wheel operating unit, manufactures and markets styled aluminum road wheels for the automotive aftermarket. Products consist of one-piece aluminum wheels for passenger cars, light trucks, and motorcycles, as well as two-piece (steel outer, aluminum center) wheels for the passenger car replacement wheel market. Sixty percent (60%) of Pacific Baja Light Metals' custom wheel sales are private label brands produced for other wheel manufacturers and distributors with the remaining forty percent (40%) marketed under the 'Optima Wheels' brand name to approximately 25 wholesale distributors
located throughout the United States.   As Optima Wheel is not a dominant
aftermarket supplier of aluminum custom wheels and does not expend significant efforts in connection with marketing and sales of its custom wheels, there is a risk that revenues from these products will decline as existing and new companies obtain additional market share. Management intends to minimize the risk of revenue loss to the Company as a whole by focusing its efforts to increase revenues in the non-wheel, industrial products areas.

(b)  NON-WHEEL ALUMINUM COMPONENTS
     -----------------------------

Pacific Baja Light Metals, through Baja Oriente's facility located in Ensenada, Baja California, Mexico, casts and machines permanent mold aluminum parts for the Garrett division of AlliedSignal Automotive, Inc. ("AlliedSignal"), which manufactures turbo-charging systems for Class 8 trucks. Pursuant to its agreement with AlliedSignal, Pacific Baja Light Metals is the sole source to AlliedSignal for air-to-air heat exchange manifolds and is one of two aluminum foundries manufacturing compressor housings, pedestals, and other aluminum components for AlliedSignal. Pacific Baja Light Metals manufactures a ready-to-assemble product for AlliedSignal that is shipped directly to its plant in Mexicali, Mexico. The supply agreement between AlliedSignal and Pacific Baja Light Metals commenced on January 1, 1994 for an initial three year term. Pursuant to a letter agreement, Pacific Baja Light Metals and AlliedSignal have agreed to renew the supply agreement for an additional three year term commencing on January 1, 1997 and expiring on December 31, 1999.

Pacific Baja Light Metals, through its Baja Pacific operating unit, manufactures, short-run sand and permanent mold aluminum castings for automotive, aerospace, and other industrial applications. Products manufactured include turbine fan blades for maritime vessels, rotors for fan blades, and short production runs for existing customers.

1.3  NEW PRODUCT DEVELOPMENT
     -----------------------

Pacific Baja Light Metals develops new products in order to respond to customer requests and to diversify its product lines. Pacific Baja's engineering team has on-site design and development capabilities that enable it to design products utilizing computer aided design and computer aided manufacturing (CAD/CAM) drawings. Pacific Baja Light Metals' new product development activities among its various product lines are as follows:

(a)  CUSTOM WHEELS
     -------------

Pacific Baja Light Metals does not design new and unproven custom aluminum road wheels. Pacific Baja Light Metals solicits market information from its customers and attends auto shows to determine which styles are popular, and uses its CAD/CAM system to make new molds and manufacture those wheels. Pacific Baja Light Metals typically manufactures approximately ten new wheel products annually, however based on many factors, including but not limited to, technological developments and customer demands, Pacific Baja Light Metals may change the number of new wheels produced annually.

(b)  NON-WHEEL ALUMINUM COMPONENTS
     -----------------------------

Pacific Baja has implemented a strategy to develop relationships with OEMs in addition to AlliedSignal in the automotive industry to provide new non-wheel aluminum components in order to expand its product line.
New products developed by Pacific Baja Light Metals start as short-run prototypes at the La Mirada facility. Once these products are accepted by the OEM, production begins at the higher volume foundry in Ensenada, Mexico.

There can be no assurance that Pacific Baja Light Metals will be successful in establishing relationships with OEMs or if established that Pacific Baja Light Metals will develop new products or that any new products developed will be commercially accepted or profitable to Pacific Baja Light Metals. See "Cautionary Statements and Risk Factors -- Technological Changes" and "Cautionary Statements and Risk Factors -- Customer Preferences."

1.4  MANUFACTURING
     -------------

Pacific Baja Light Metals manufactures products such as manifolds, compressor housings, and pedestals at its Ensenada foundry, performs its short-run foundry and prototype production in La Mirada, and manufactures aluminum cast custom wheels at both locations. The La Mirada and Ensenada foundries perform manufacturing activities ranging from casting to heat treating, powder painting (Ensenada only), finished machining, and packaging.

(a)  ENSENADA FOUNDRY
     ----------------

Pacific Baja Light Metals operates an aluminum permanent mold foundry at Ensenada, Baja California, Mexico, which occupies approximately 120,000 square feet. The Ensenada facility serves as Pacific Baja Light Metals' primary long run, high volume casting operation, where custom wheels are cast, heat treated, painted, machined to a semi-finished state, and shipped to Pacific Baja Light Metals' La Mirada facility. The Ensenada facility also houses Pacific Baja Light Metals' Baja Pacific operating unit, which manufactures aluminum components under contract for AlliedSignal, casts, machines, and ships manifolds directly to AlliedSignal's assembly plant in Mexicali, Mexico and casts, machines and ships compressor housings and pedestals to their Torrance, California facility. As of December 31, 1996 Pacific Baja Light Metals employed approximately 325 persons at its Ensenada foundry with two production shifts and one maintenance shift operating five and one half days a week.

(b)  LA MIRADA FOUNDRY
     -----------------

Pacific Baja Light Metals operates a sand and permanent mold 95,000 square foot foundry facility at La Mirada, California. In addition, Pacific
Baja Light Metals's corporate offices and distributing facility are located in the La Mirada building. The La Mirada facility receives semi-finished custom wheels, shipped from the Ensenada foundry, which are finished, packaged, and prepared for shipment to Pacific Baja Light Metals private label customers and Optima Wheel distributors. The La Mirada facility also facilitates short-run and prototype aluminum casting production for customers and serves as Pacific Baja Light Metals' 'feeder' operation for longer run production in Ensenada, Mexico. As of December 31, 1996, Pacific Baja Light Metals employed approximately 100 persons at its La Mirada facility working two shifts, five days a week.

Pacific Baja Light Metals outsources the chrome plating and polishing of its custom wheels due to the presence of hazardous materials associated with this process and the resulting risk of environmental liabilities.

1.5  SUPPLIERS
     ---------

The raw materials used in Pacific Baja Light Metals' production of cast aluminum custom wheels for the automotive aftermarket and cast aluminum parts for automotive and industrial OEMs consist primarily of aluminum and sand. Aluminum ingots are purchased from aluminum suppliers such as TST Inc., Vista Corporation, and Noranda Company and are melted, poured into sand and/or permanent mold castings, heat treated, machined, and finished into the final product. Aluminum purchases are based predominantly on price and typically net 60 days. Pacific Baja Light Metals does not expect any disruption in its ability to obtain aluminum in the foreseeable future.


Sand is used in manufacturing the cores that are placed within permanent molds prior to pouring aluminum and is used in sand aluminum castings produced by Pacific Baja Light Metals. Pacific Baja Light Metals purchases approximately 90% of its sand from one supplier. However, in the event this supplier is unable to meet the needs of Pacific Baja Light Metals, the Company does not anticipate any significant additional cost or time delays to procure sand from another party.

Pacific Baja Light Metals' two-piece composite steel wheels are supplied by American Wheel, a division of Titan Wheel Corporation, and are fitted with aluminum centers manufactured at Pacific Baja Light Metals' facility in Ensenada, Mexico. Two-piece composite custom wheels comprise approximately 15% of total custom wheel revenues.

Pacific Baja Light Metals' facility in Ensenada, Mexico is supplied with raw materials which are purchased in, and delivered from, the United States. This arrangement is intended to insulate Pacific Baja Light Metals from adverse foreign exchange fluctuations.

1.6  MANAGEMENT
     ----------

Key personnel of Pacific Baja Light Metals are summarized as follows:

(a)  MICHAEL J. JOYCE, PRESIDENT
     ---------------------------

Mr. Joyce, 52, graduated from Kent State University with a BA in Physics and from Ohio State University with an MBA and has over 25 years of manufacturing and management experience. He has 15 years of experience in the aluminum casting and machining industry as a supplier to both automotive OEM's and aftermarket companies. Prior to joining Pacific Baja Light Metals in 1990, Mr. Joyce was Group President of Western Wheel Corporation, a major automotive supplier for 13 years.

(b)  MR. LENNART RENBERG, EXCLUSIVE CONSULTANT
     -----------------------------------------

Mr. Renberg, 52, possesses over 30 years experience in both the 'tool and die' industry as well as the aluminum foundry industry. Mr. Renberg owned and operated a tool and die business and an aluminum foundry in the Los Angeles area. Mr. Renberg's services are provided pursuant to a consulting agreement between Lykar Specialties Inc. and Pacific Baja Light Metals pursuant to which Lykar Specialties Inc. provides the consulting services of Mr. Renberg to Pacific Baja Light Metals. The consultant agreement obligates Lykar Specialties Inc. to provide the full-time services of Mr. Renberg on a day to day basis in connection with management of the operations of Pacific Baja Light Metals for a three year term commencing September 5, 1996.

(c)  MR. THOMAS ZASTERA, VICE PRESIDENT OF FINANCE
     ---------------------------------------------

Mr. Zastera, 58, earned a BS degree in Business Administration from the University of Nebraska. Mr. Zastera worked as controller for several foundry related companies, including 15 years with Western Wheel
Corporation as National Credit Manager from 1979 to 1990. He joined Pacific Baja Light Metals in 1990.

The involvement of the Company's directors and officers in the day to day operations of Pacific Baja Light Metals is limited to fundamental decisions materially affecting the business of Pacific Baja Light Metals and to discussions as to the production by Pacific Baja Light Metals of parts for the Turbodyne Products. Management of Pacific Baja Light Metals reports to the Company as to the financial and operational conditions of the Pacific Baja Business on a monthly basis and as otherwise required. Day to day management of the Pacific Baja Business is the responsibility of management of Pacific Baja Light Metals.

1.7  BAJA ORIENTE
     ------------

Baja Oriente is incorporated under Mexican law and is 100% beneficially owned by Pacific Baja Light Metals. Ownership of Baja Oriente by its U.S. parent is permitted under an exemption to Mexican foreign investment law for "maquiladora" ventures. Baja Oriente operates as a maquiladora pursuant to a maquiladora license granted by the Mexican Ministry of Commerce. As a maquiladora, Baja Oriente is able to import raw material from the U.S. and export final products to Pacific Baja Light Metals in the U.S. without being subject to import and export duties levied under Mexican Federal Customs law. Baja Oriente purchases raw materials and receives payment for its products in U.S. currency and accordingly is insulated from fluctuations in the exchange rate of the Mexican peso in respect of its purchases of raw materials and sales revenues.

1.8  COMPETITION
     -----------

Pacific Baja Light Metals faces significant competition in both the cast aluminum wheels automotive aftermarket industry and cast aluminum product industry. In general, the barriers to entry to the aluminum foundry business are not prohibitive as capital costs are less than those associated with steel mills in large part because foundry operations incorporate little high technology. The competition in each industry segment is summarized as follows:

(a)  CAST ALUMINUM WHEELS FOR AUTOMOTIVE AFTERMARKET
     -----------------------------------------------

Pacific Baja Light Metals faces competition in the United States from approximately 85 wheel companies of which approximately one-third have manufacturing capability. Pacific Baja Light Metals limits its sales of aftermarket wheels to the North American automotive market.

(b)  CAST ALUMINUM PRODUCTS FOR OEM'S
     --------------------------------

Pacific Baja Light Metals faces competition in the cast aluminum product manufacturing industry from a large number of competitors which have greater revenues and financial resources than Pacific Baja Light Metals.

Barriers to entry for the cast aluminum product industry for automotive and industrial OEMs are significantly higher than the barriers to entry for cast aluminum wheels as OEMs impose high standards of quality control.

The Mexican manufacturing facility of Pacific Baja Light Metals operated by Baja Oriente provides Pacific Baja Light Metals with a cost advantage over competitors with operations in the U.S.

The sales of the cast aluminum products to OEMs by Pacific Baja Light Metals is limited to OEMs operating within the United States.

1.9  CAUTIONARY STATEMENTS AND RISK FACTORS
     --------------------------------------

Several of the matters discussed in this document contain forward looking statements that involve risks and uncertainties. Factors associated with the forward looking statements which could cause actual results to differ materially from those projected in the statements appear below. In addition to the other information contained in this document, readers should carefully consider the following cautionary statements and risk factors.

COMPETITION. The industry in which Pacific Baja Light Metals operates is highly competitive and subject to technological change. Certain existing and potential competitors of Pacific Baja Light Metals have greater financial, marketing and other resources than Pacific Baja Light Metals. Increased competition could result in price reductions, reduced margins and loss of market share, all of which could materially adversely effect Pacific Baja Light Metals.

LIMITED NUMBER OF CUSTOMERS. A large proportion of Pacific Baja Light Metals' sales are concentrated in a small number of major customers. Loss of any major customer, or a significant decrease in product shipment to, or an inability to collect amounts due from, or any deterioration of the relationship with, or any change in the financial circumstances of, any of these customers could have an adverse effect on Pacific Baja Light Metals' business and operating results.

CUSTOMER PREFERENCES. Some of Pacific Baja Light Metals' products are subject to short term changes in consumer preferences and demands. Changes in consumer preferences could render existing products or products under development unmarketable which could adversely effect the sales and results of operations of Pacific Baja Light Metals.

INTERNATIONAL RISKS. A significant amount of Pacific Baja Light Metals' production takes place at the Ensenada facility and is imported into the United States under favorable trade agreements negotiated between the governments of the United States and Mexico. Changes in these trade arrangements and in North American trade agreements generally could adversely affect the production costs and profitability of Pacific Baja Light Metals. In addition, changes in the foreign exchange rates for Mexican Peso's and US Dollars or changes in economic conditions in Mexico could adversely affect certain operating costs and the results of operations of Pacific Baja Light Metals.

RAW MATERIALS. Pacific Baja Light Metals buys the raw aluminum material for its products at market prices. Changes in demand and price of aluminum could affect Pacific Baja Light Metals' ability to deliver products pursuant to its contractual commitments and could materially adversely effect results of operations.

TECHNOLOGICAL CHANGES. Technological changes in aluminum casting and machining technology could affect Pacific Baja Light Metals's competitiveness or require Pacific Baja Light Metals to make significant expenditures on new plant and equipment all of which could adversely affect Pacific Baja Light Metals' operating costs and results of operations.
There can be no assurance that in the event of technological changes, Pacific Baja Light Metals will remain competitive.

DEPENDENCE ON KEY PERSONNEL. Pacific Baja Light Metals is dependent upon the efforts and commitment of Michael Joyce and Lennart Renberg. The loss of the services of either Mr. Joyce or Mr. Renberg could adversely impact on the business of Pacific Baja Light Metals.


2.   TURBODYNE BUSINESS
     ------------------

Turbodyne Systems develops products to enhance performance and reduce emissions of internal combustion engines. The Turbodyne Technology is designed to optimize air flow to internal combustion engines resulting in efficient fuel combustion in both diesel and gasoline engines.

2.1  ACQUISITION OF THE TURBODYNE SYSTEMS
     ------------------------------------

Turbodyne Systems was acquired by the Company pursuant to an agreement between the Company and Edward M. Halimi dated July 15, 1993 and amended by amendment agreements dated October 1, 1993 and December 31, 1993. The Company issued 1,000,000 common shares of the Company to Edward M. Halimi in consideration for all of the issued and outstanding shares of Turbodyne Systems. This transaction is characterized as a reverse takeover transaction and was effected in accordance with the policies of the Vancouver Stock Exchange.

Prior to the acquisition by the Company, Turbodyne Systems acquired the Turbodyne Technology from Edward M. Halimi, a director, in consideration of the issue to Mr. Halimi of 100 common shares of Turbodyne Systems, being all of the issued and outstanding shares of Turbodyne Systems.

2.2  PRODUCTS
     --------

Turbodyne Systems has developed three principal products employing the Turbodyne Technology more particularly described as follows:

(a)  TURBODYNE SYSTEM
     ----------------

The Turbodyne System is an air flow enhancement product designed to improve the performance of internal combustion engines by increasing air flow to the cylinders. As a result of increased air flow, more efficient combustion takes place within the cylinders resulting in increased power for the same amount of fuel and reduction of engine emissions.

In order for combustion to take place in an internal combustion engine, both oxygen and fuel must be present within the combustion chamber (cylinder). Typically, the vacuum created by the action of the piston causes air to be sucked into the engine through the carburetor. The fuel is supplied to the cylinder under pressure through the action of the fuel pump and fuel injectors. While engineers attempt to design engines so that optimal combustion occurs, the variation in the air fuel ratio which occurs as a result of the difficulty in controlling air intake pressure results in intervals of inefficient combustion, especially during rapid acceleration or deceleration and on cold start up. These variations in air fuel ratios result in lack of or inconsistent engine power, fuel wastage and emissions. The two principal attempts to solve this problem are superchargers and turbocharger. A supercharger is essentially an air compressor which is driven by the engine and supplies positive air intake pressure to the cylinder through the carburetor. Although superchargers solve most of the air fuel ratio problems they have become unpopular because they are expensive, rob engine power and increase fuel consumption. Turbocharger perform the same function as superchargers by delivering positive air intake pressure through the carburetor to the cylinders. Unlike superchargers, turbocharger are driven through the pressure of exhaust gases exiting the engine. Although turbocharger solve many of the power and fuel consumption problems of superchargers they are designed to work efficiently at relatively high speeds. Until the pressure of exhaust gases spins the turbine blades of the turbocharger above relatively high speeds, there is insufficient air flow to the engine causing the engine to burn a fuel rich mixture. This results in the phenomenon known as turbo lag. Turbo lag occurs during the period from initial acceleration to the time when the turbine blades spin at full boost (30,000 + RPM). The inefficient operation of the engine during the turbo lag period presents safety problems due to lurches in the acceleration phase of the driving cycle. The inefficient operation of the engine during the turbo lag period increases fuel consumption and maintenance problems and causes an increase in emissions due to the incorrect air fuel ratio. Although turbocharger solve air fuel ratio problems during peak operating periods, they actually exacerbate the problems during the turbo lag period.

The Turbodyne System is an add on device for turbocharged engines which uses an electric motor to drive the turbine and provide positive intake pressure through the carburetor during the turbo lag period.

The Turbodyne System increases the speed of the turbocharger when exhaust gases are insufficient to maintain appropriate turbocharger speed. The Turbodyne System incorporates brushless electric motors and clutch designs that eliminate wear problems. The brushless motor and an electronic controller convert the automotive D.C. power into a three phase power supply and feed-back circuit. The motor is integrated as part of an air-duct which is attached to the air intake port of a turbocharger. Rotational power is transmitted through an automatic Bendix type full disconnecting clutch with a conical clutch interface. When the electric motor is engaged and the shaft rotates, the clutch assembly engages the motor with the turbocharger rotor. Upon acceleration of the clutch and rotor assembly, radial load is entered using a clutch piloting bore. The motor is activated by remote sensors that monitor the demand for power and turbo boost.

The earliest models of the Turbodyne System were developed primarily for the purpose of overcoming turbo lag, modulating power delivery and avoiding sudden power surges which may cause accidents in turbocharged vehicles.
The ability of the Turbodyne System to reduce emissions was discovered during the development of the Turbodyne System when it was observed that vehicles equipped with the system did not generate customary smoke during acceleration. The absence of smoke results from the fact that turbocharger equipped engines are calibrated to deliver fuel to the engine based on optimal air flow that occurs when the turbocharger is running at 30,000+ rpms. During the turbo-lag period the fuel to air ratio is too rich resulting in inefficient combustion, excessive smoke, particulate matter emissions and wasted fuel. Initial independent laboratory results to date indicate that the Turbodyne System reduces fuel consumption and emissions by providing optimal air fuel ratio for combustion during acceleration. More efficient combustion also results in better power delivery and elimination of turbolag.

Management of Turbodyne Systems views the Turbodyne System as a prototype product which was fundamental in establishing the technical viability of the Turbodyne products. The technology employed in the Turbodyne System has been incorporated into the Turbopac and Dynacharger products subsequently developed by Turbodyne Systems, as discussed below. The Company believes that the technology employed in the Turbopac and Dynacharger products supersedes the Turbodyne System for a majority of applications in the automotive industry. There may remain limited applications within the automotive industry and general applications outside the automotive industry where the Turbodyne System may be commercially employed.

(b)  TURBOPAC
     --------

Turbopac applies technology similar to the Turbodyne System to make combustion more efficient in both turbocharged and non-turbocharged
gasoline and diesel engines by optimizing the air to fuel ratio.   The
Turbopac products are designed to provide an air boost into the engine in-take manifold during the acceleration phase. Testing to date indicates that Turbopac extends the benefits of the Turbodyne System of increased engine power, reduced fuel consumption and reduced emissions to non-turbocharged
vehicles.    Turbopac employs a high speed, electronically controlled
brushless electric motor which runs continuously once the engine has started, providing positive air intake pressure to optimize the air to fuel ratio. Turbopac essentially serves as an electronic supercharger.
Turbopac can also be installed on turbocharger equipped engines. Unlike the Turbodyne System, Turbopac can be installed without the need for precision machining of a turbocharger. The Company believes that the most significant aspect of Turbopac is that it allows Turbodyne Systems to target much larger international markets because of its ability to be installed on non-turbocharged engines.

Turbodyne Systems plans to design and produce three separate Turbopac models which may be installed on both turbocharged and non-turbocharged engines:

     (1) the Turbopac 1200 model for naturally aspirated (ie. carburetted) two-cycle gasoline engines installed in motorcycles, water-ski jets and snowmobiles;

     (2) the Turbopac 1500 model for cars, performance vehicles and light trucks with either fuel injected or naturally aspirated gasoline engines and with displacements up to 3.5 litres;

     (3) the 2200 Turbopac model for cars, performance vehicles and light trucks with either fuel injected or carburetted engines with displacements greater than 3.5 litres;

     (4) the Turbopac 2500 model for heavy duty trucks and buses for either fuel injected or naturally aspirated diesel engines.

Turbodyne Systems has completed development and commenced production of the 1500 Turbopac model. Development of each of the 1200 Turbopac, 2200 Turbopac and the 2500 Turbopac models is in progress. Due to unanticipated production delays, production of the 1200 Turbopac model initially intended to commence in June, 1997 currently is scheduled to commence by the end of September, 1997. Production of the 2200 Turbopac also is anticipated to commence in September, 1997 and production of the 2500 Turbopac model is anticipated to commence in December 1997.

(c)  DYNACHARGER
     -----------

The Dynacharger is Turbodyne Systems's newest product. It is essentially the Company's Turbopac product incorporated into a turbocharger. Dynacharger was developed primarily as a result of feedback from evaluations conducted by potential customers who indicated that they would prefer to see the Turbodyne Technology built into a turbocharger rather than provided by an additional external component. Its principal advantages over the Turbodyne System attached to a turbocharger are in cost, weight and space economies. Operation of the Dynacharger is similar to the Turbodyne System, except that the electric motor is part of the internal design of the turbocharger and does not require a clutch to attach it to the turbocharger's rotating assembly. The Dynacharger can be interchangeable with an original equipment turbocharger, thus making it appropriate for sale to both the original equipment manufacturer's market
and the after market.   Turbocharger incorporating the Dynacharger products
can be installed on both fuel injected and naturally aspirated (I.E., carburetted) diesel and gasoline engines.

Turbodyne Systems also has designed a product described as a Motor-Assisted Variable Geometry Turbocharging System ("Motoassist") which is a
Dynacharger with a valve system to concentrate exhaust gases resulting in faster turbine acceleration.

2.3  STATUS OF PRODUCT DEVELOPMENT
     -----------------------------

The Turbodyne System, 1200 Turbopac, 2200 Turbopac and Dynacharger products are not yet commercially produced. Turbodyne Systems has commenced preliminary commercial production of the 1500 Turbopac products at its facility in Carpinteria, California. Pacific Baja Light Metals produces housings for Turbodyne Systems prototype products which are then assembled at the Carpinteria facility. It has commenced preliminary commercial production of the housing for the 1500 Turbopac product.

Turbopac specification and design for the 1500 Turbopac products is essentially complete. Turbodyne Systems' engineering staff is in the process of finalizing parts and vendor lists and coordinating delivery schedules for all components. Milestones yet to be completed prior to commencing full-scale commercial production and sale of product include: completion of production equipment procurement and tooling; establishment of manufacturing and testing standards/procedures; establishment of the production/assembly lines; creation of installation procedures and related documentation; and completion of environmental and other performance tests on the final production units. There is no assurance that commercial production will be achieved in the foreseeable future or at all or that the products will be commercially successful. In addition, no commercial order is currently in place and there is no assurance that the Company will ever receive such an order.

Turbodyne Systems expects to complete specification and design for its Dynacharger product in late 1997. Turbodyne Systems' management expects to ready the first Dynacharger model for production at the end of 1997, subject to a commercial order being in place. No assurance can be given that this product will be produced and if produced that it will be commercially successful.

Turbodyne Systems' production plan calls for the electronic components of Turbopac and Dynacharger to be assembled and tested at Turbodyne Systems'
facility in Carpinteria.   Final assembly and testing of the products is
scheduled to occur at the La Mirada facility. Turbodyne Systems has adequate space at its Carpinteria facility for these purposes and Pacific Baja Light Metals intends to commit approximately 30,000 square feet at its La Mirada plant for final assembly and inventory of Turbodyne products. Turbodyne Systems expects to concentrate its production and sales efforts on the Turbopac and Dynacharger products, although limited sales and production of the Turbodyne System are expected for customers interested in an add on product for existing turbocharged vehicles.

Turbodyne Systems' limited production to date has served to meet the requirements of potential customers and testing agencies retained by the Company undertaking evaluations of Turbodyne Systems' products. Evaluations underway are primarily for the purpose of allowing potential customers to determine the suitability and performance of the products for their applications with the goal of obtaining purchase orders. To date, Turbodyne Systems has had no significant sales of its products other than sales to Grand Technologies. See "Distribution Agreements -- Grand Agreement."

Turbodyne Systems has spent approximately $8,705,000 developing the Turbodyne System, Turbopac and Dynacharger products to date. Management anticipates that an additional $1,500,000 will be spent in connection with research and development efforts in order to bring all Turbopac models and the Dynacharger product into full scale commercial production. This is a forward looking statement however and the actual amounts spent on research and development activities may differ. See "Cautionary Statements and Risk Factors -- Product Development."

2.4  MARKETING OF THE TURBOPAC PRODUCTS
     ----------------------------------

The Company is undertaking the marketing efforts described below. There is no assurance this marketing will result in commercial sale of the Company's products.

(a)  TURBODYNE SYSTEM
     ----------------

The Company is not currently marketing the Turbodyne System as it believes that the Turbopac and Dynacharger products, each of which incorporate the technology developed in the Turbodyne System, have superseded the Turbodyne System and are more marketable products.

(b)  TURBOPAC PRODUCTS
     -----------------

The Company is marketing its Turbopac products in both the OEM sector and the aftermarket installation sector.

The Company is providing each Turbopac product to OEMs, including Navistar, AlliedSignal, Volkswagen and MANN, for testing in an attempt to convince these manufacturers as to the performance and marketability of the Turbopac products. These evaluation programs are long-term and, accordingly, the Company does not anticipate a contract with an OEM for its Turbopac products until 1998 at the earliest. The Company hopes to enter into joint venture manufacturing agreements with the OEMs who agree to purchase the Turbopac products.

The Company is marketing the 1500 Turbopac product in the aftermarket automobile markets pursuant to the Grand Distribution Agreement (see "Distribution Agreements--Grand Agreement"). Grand has yet to achieve significant sales of the 1500 Turbopac product due to delays in full scale production of the product by Turbodyne Systems.

The Company intends to market the 2500 Turbopac product for the heavy duty trucks and bus aftermarket installation market. The 2500 Turbopac product is undergoing final testing at Southwest Research Laboratories for compliance with the pollution standards imposed by the U.S. Environmental Protection Agency for the U.S. Urban Bus Retrofit program.
The Company hopes to receive certification of the 2500 Turbopac product during the third quarter of 1997 at which time it will commence marketing activities. The

Company may produce the 2500 Turbopac product alone or under a joint venture relationship with an existing retrofitter in the truck and bus industry.

(c)  DYNACHARGER PRODUCTS
     --------------------

The Company intends to pursue evaluation programs with OEMs upon completion of the development of the Dynacharger product. As with the Turbopac products, the Company intends to secure OEM supply contracts pursuant to which the Dynacharger products will be incorporated directly into OEM
products.   The Company anticipates that it will commence these evaluation programs in early 1998.

(d)  GEOGRAPHICAL MARKET
     -------------------

Initially, the Company is targeting OEMs in the United States and Europe who are involved in automobile and truck and related parts manufacture. The ultimate consumers of these products may be located worldwide.

The Company's geographical market for aftermarket products initially is the United States and the U.S. urban bus retrofit market. (See "Distribution Agreements--Grand Agreement").

2.5  COMPETITION
     -----------

While the Company believes there is no direct competition to the Turbodyne Technology, competition to the Turbodyne Technology exists from competing technologies marketed by companies who may have more resources and who may be better financed than the Company. In addition, there is no assurance that new competitors will not attempt to enter the industry.

Competition for the Turbopac Products is expected from improvements and refinement to conventional internal combustion engines which may be able to increase fuel efficiency and decrease emissions. The cost of incorporating these improvements and refinements into existing internal combustion engines may be less than the cost of installing a Turbopac Product. In addition, improvements and modifications to existing technology may be more readily accepted by OEMs and consumers.

Competition for the Dynacharger products is expected from improvements and refinements to existing turbocharger technology. Turbocharger incorporating improvements and refinements to existing turbocharger technology may be less expensive than turbocharger incorporating the Dynacharger products. In addition, OEMs and consumers may be more willing to accept improvements and refinements to existing turbocharger technology than turbocharger installed with the Dynacharger product.

Both the Turbopac and Dynacharger products may realize competition from existing products manufactured by OEMs who do not incorporate Turbodyne products into their final products. A relatively small number of OEMs have a significant share of the automotive market and accordingly an OEM's failure to incorporate the Turbodyne products into its product lines could pose a significant barrier to entry to the Company.

2.6  IMPACT OF GOVERNMENT REGULATION
     -------------------------------

As pollution standards increase, the automotive market is expected to increase its demand for technical improvements to existing internal combustion engine technology in order to meet these standards.
Accordingly, an imposition of increased pollution standards by government regulatory agencies is expected to cause an increase in demand for the Turbodyne Products, assuming these products had been commercially developed and accepted.

In the United States, emissions standards for diesel engines are imposed by the US Environmental Protection Agency (the "US EPA") and by other regulatory agencies such as the California Air Resources Board ("CARB"). The Company believes, based on its testing, that vehicles equipped with Turbodyne Products meet the US EPA's emissions standards as specified in the Clean Air Act Amendments of 1990 (the "Clean Air Act") which established the US emission standards for on-highway diesel engines produced through 2001. Insofar as light and medium heavy-duty diesel engines are concerned, the CARB standards are similar to those adopted by the US EPA. There can be no assurance that the government will not increase emission standards to a level that the Turbodyne Products currently do not satisfy, in which event, the Company may be required to expend significant amounts to develop and incorporate the technology necessary to meet these standards. Any such expenditure and any delays in product development or sales as a result of more stringent emission standards could have a material adverse effect on the results of operations of the Company.

2.7  PROPRIETARY PROTECTION OF PRODUCTS
     ----------------------------------

Turbodyne Systems has filed and will continue to file patent applications for its products and inventions. Turbodyne Systems has made patent applications for its Turbodyne Technology as described below. Except as indicated, there is no assurance that patents will be granted in respect of these patent applications.

A U.S. patent application was made by Edward M. Halimi, as inventor, in 1993 for Turbodyne Systems' original Turbodyne Systems product. This patent application was assigned by Mr. Halimi to Turbodyne Systems pursuant to an asset purchase agreement between Mr. Halimi and Turbodyne Systems dated August 18, 1993. Turbodyne Systems has been advised by the U.S. Patent Office that all claims in respect of this patent application have been approved. Turbodyne Systems has submitted final drawings to the Patent Office and has paid the patent issuance fee required for the issue of the formal patent. The issue of the formal patent is subject only to the acceptance by the Patent Office of the final drawings. No royalty is payable in respect of this patent. The patent will expire 17 years from the date of formal issuance.

Two U.S. patent applications were submitted by Edward M. Halimi, William Woolenweber and Ralph Maloof, as inventors, in 1995 in respect of Turbodyne Systems' proprietary Dynacharger products. The U.S. Patent Office has approved all claims with respect to the earlier of the patent applications and a formal patent has been issued in the name of the inventors. With respect to the second of the patent applications, the U.S. Patent Office has approved 40 out of 42 claims and a formal patent has been issued in the name of the inventors. In respect of the first patent which has been issued, this patent will expire on July 28, 2015. In respect of the second patent, this patent will expire on September 18, 2015. The inventors have executed formal patent assignment documents in favour of Turbodyne Systems for each of the issued patents. Turbodyne Systems has agreed to pay a royalty to each of the inventors equal to 1% of the gross revenues directly attributable to the Dynacharger products, for a total royalty equal to 3% of gross revenues.

Two U.S. patent applications were submitted in late 1995 by Edward Halimi, William Woolenweber and Ralph Maloof, as inventors, in respect of Turbodyne Systems' Turbopac products and were re-filed with additional disclosed embodiments in late 1996 in conjunction with international patent applications filed pursuant to the Patent Cooperation Treaty (the "PCT"). Examination of the international patent applications has been requested by Turbodyne Systems. The inventors have executed formal patent assignments in favour of Turbodyne Systems in respect of these patent applications which have been submitted to the U.S. Patent Office for registration. Turbodyne Systems has agreed to pay a royalty to each of the inventors equal to 1.5% of gross revenues directly attributable to the Turbopac products, for a total royalty equal to 4.5% of gross revenues.

Turbodyne Systems also has made patent applications for recognition of each of the patent applications for the Turbopac and Dynacharger products with each country that is a party to the PCT in order to secure international patent protection of Turbodyne Systems' Turbodyne Technology.

Turbodyne Systems' policy is to diligently defend any infringement of its patents. To date Turbodyne Systems has not encountered any challenges or potential challenges of its patents. Turbodyne Systems has not established a fund for defense of its patents but may do so if significant sales of its products are achieved.

Turbodyne Systems also requires all employees, consultants and persons or companies involved in the testing of Turbodyne Systems' products to execute confidentiality agreements and to agree to keep confidential all proprietary information with respect to Turbodyne Systems' products.

2.8  EMPLOYEES
     ---------

In addition to Edward Halimi, who serves as President of Turbodyne Systems and whose qualifications are discussed in "Directors and Officers of the Company," the following are considered to be the key employees of Turbodyne
Systems:

(a)  KIM MCDANIEL - VICE PRESIDENT, LEGAL
     ------------------------------------

Mr. McDaniel received his juris doctorate from the University of Puget Sound School of Law, from which he graduated with honours. He also holds a B.A. in Political Science and Economics from the California State University at San Diego. He was Senior Counsel at Nestle Beverage Company in San Francisco from 1992 until joining Turbodyne in 1996. Prior thereto he was an Associate with the law firm of Brobeck, Phleger & Harrison in San Francisco.

(b)  DR. WILLIAM E. WOOLLENWEBER - VICE PRESIDENT, TURBOCHARGER TECHNOLOGY
     ---------------------------------------------------------------------

Dr. Woollenweber has a Bachelors degree in Mechanical Engineering from Yale University and Masters and PhD degrees in Mechanical Engineering from California Coast University. He has been granted over 25 patents, primarily on turbocharger and turbo machinery and has authored several articles on these subjects. Prior to joining Turbodyne Systems in 1995 he served as President of Turbo Design Inc. of Carlsbad, California, a technical consulting firm specializing in turbocharger and superchargers. He is a former executive director of Cummins Engine Company, Inc., a former Vice-President of Holset Corporation, a former Managing Director of BHD Engineers and former Vice-President of Schwitzer Corporation.

(c)  RALPH P. MALOOF - VICE PRESIDENT AND CHIEF ENGINEER
     ---------------------------------------------------

Mr. Maloof is a professional engineer with degrees in Mechanical and Aeronautical Engineering. Prior to joining Turbodyne in 1994 he was an engineering consultant in private practise. He was formerly Senior Program Manager and Manager of Manufacturing Research with Lockheed Aircraft Corporation.

(d) DR. ANATOLY MEZHERITSKY - VICE PRESIDENT, EMISSIONS TECHNOLOGY AND TURBOCHARGER
     ------------------------------------------------------------------

Dr. Mezheritsky holds M.Sc, Ph.D. and D.Sc. degrees in Mechanical Engineering from the University of Transport Machine Production in the former U.S.S.R. Prior to joining Turbodyne Systems in 1996 he served as President of M.A. Turbo/Engine Design. He formerly served as a senior mechanical engineer with Vicmar Engineering Ltd. He was formerly Department Manager, the All Union Design and Technical Institute of Power Engineering in Leningrad, U.S.S.R. He formerly served as a professor with the U.S.S.R. Navy Higher Academy and the High Marine Engineering Academy in Murmansk, U.S.S.R. He began his career in the 1950's as an engineer researcher in a Turbine Engineering Plant in Leningrad, U.S.S.R. He has published 9 books and 76 articles in the field of mechanical engineering and holds 8 U.S.S.R. patents and one U.S. patent.

(e) DR. DORRIAH L. PAGE - VICE-PRESIDENT, EMISSION TECHNOLOGY AND ENVIRONMENTAL COMPLIANCE
     -------------------------------------------------------------
Dr. Page holds a Ph.D. and M.Sc. in Transportation Engineering from the University of California. She also holds a B.Sc (Biology) and a B.A. (Political Science). Prior to joining Turbodyne Systems in 1995 she was an independent Air Quality and Environmental Research Consultant. She has authored numerous papers on air quality and engine performance subjects and is an executive member of several transportation and emission related boards and organizations.

(f)  LENARD WEDMAN - VICE-PRESIDENT, ELECTROMAGNETICS AND MOTOR TECHNOLOGY
     ---------------------------------------------------------------------

Mr. Wedman holds a B.Sc. in Electrical Engineering from the University of Alberta and a M.Sc. in Electrical Engineering from the University of British Columbia.

(g)  DAVID WILLETT - VICE-PRESIDENT, ELECTRONICS AND CONTROL TECHNOLOGY
     ------------------------------------------------------------------

Mr. Willett holds a B.Sc. degree in Electrical Engineering from the University of California and a M.Sc. degree in Electrical Engineering from the University of Wisconsin. Prior to joining Turbodyne Systems in 1996, he was Engineering Design Manager with Pacific Scientific Company where he was employed in various engineering capacities since 1987.

As of June 30, 1997, Turbodyne Systems had 47 full-time employees and 3 consultants.

2.9  DISTRIBUTORSHIP AGREEMENTS
     --------------------------

a.   GRAND AGREEMENT
     ---------------

On June 13, 1996, Turbodyne Systems entered into an exclusive distributorship agreement (the "Grand Agreement") with Grand Technologies Inc. ("Grand"), formerly Granatelli Performance Technologies, Inc. of Camarillo, California. Under the terms of the Grand Agreement, Grand will act as the exclusive worldwide distributor of Turbodyne Systems' Turbopac products for the automotive and motorcycle gasoline engine performance aftermarket.

Under the terms of the Grand Agreement, Grand was required to purchase a minimum of 15,000 units in 1996 at an aggregate cost of $9,375,000 US and 50,000 units at an aggregate cost of $31,250,000 US in each subsequent year in order to maintain its distributorship rights. Turbodyne Systems completed the initial delivery of 85 Turbopac products under the Grand Agreement during the week of October 14 - 18, 1996. These units were not recorded as sales as they were delivered for product evaluation purposes. Turbodyne Systems completed a subsequent delivery of 125 Turbopac products during the period ending December 31, 1996, which deliveries also were not recorded as sales. The Turbopac products shipped were produced in limited scale production runs at Turbodyne Systems' Carpenteria facility. While Grand did not meet the minimum purchase requirement of 15,000 units in 1996, Turbodyne Systems elected not to terminate the Grand Agreement for failure to meet the minimum distribution requirement in 1996 as Turbodyne Systems has been satisfied with the marketing efforts of Grand to date and because Turbodyne Systems commenced limited production of the 1500 Turbopac Product in late 1996. Through June 30, 1997, Grand has not made any significant additional purchases from Turbodyne Systems. There is no assurance that Grand will satisfy its purchase obligations for 1997 or in subsequent years or that Turbodyne Systems will realize these revenues. Turbodyne Systems has agreed that it will not terminate the Grand Agreement for failure to meet these minimum orders if Grand has been diligent in promoting sales.

Grand was recently incorporated for the purpose of marketing the Company's Turbopac products under the Grand Agreement and has no history of prior sales. The principals of Grand include Mr. Harry Hibler, an automotive publisher, and Mr. George Fencl, a director of Vector Automobiles Company. Mr. Hibbler was formerly Director of Sales and Marketing for Specialty Events for Peterson Publishing Co. from 1994 to 1996. During this time, Mr. Hibbler was publisher of Event Scene Magazine. Mr. Hibbler was publisher of Hot Rod Magazine from 1980 to 1985 and from 1987 to 1994 and publisher of Car Craft Magazine from 1976 to 1980. Vector Automobile Company is a manufacturer of limited production high performance automobiles. Each of Mr. Fencl and Mr. Hibbler have in excess of 20 years experience in the automobile industry.

Grand has no revenue other than revenue which may be received from the sale of Turbopac products delivered by the Company. Capitalization of Grand has been nominal and contribution to Grand from its principals is on an as needed basis in order to meet necessary obligations and ongoing expenses. Grand has indicated to the Company that it intends to expend $250,000 U.S. to $300,000 U.S. on advertising and promotion of Turbopac products in the first six months of 1997. The Company does not know of any assets which may be owned by Grand other than the Turbopac products delivered to Grand by the Company and the interest of Grand in the Grand Agreement.

Turbodyne Systems entered into the Grand Agreement based on the experience and reputation of Mr. Hibbler and Mr. Fencl. While there is a risk that Grand will not be able to complete its obligation under the Grand Agreement, Turbodyne Systems has the right to terminate the Grand Agreement for cause, as defined in the Grand Agreement, or without cause upon delivery of 90 days notice. If the Grand Agreement is terminated, all rights of Grand to distribute Turbopac products terminate. Grand is an independent contractor under the Grand Agreement and will not become an agent or consignee of Turbodyne Systems. Any product ordered by Grand will be purchased by Grand from Turbodyne Systems. Turbodyne Systems is not obligated to fund the operations of Grand or to provide any personnel or material to Grand under the Grand Agreement.

At the time the Grand Agreement was entered into, Grand was known as Granatelli Performance Technologies Inc. Granatelli Performance
Technologies Inc. subsequently changed its name to Grand Technologies Inc. GRAND HAS NO ASSOCIATION WITH THE ANDY GRANATELLI GROUP OF COMPANIES, PAXTON PRODUCTS, INC., VINCE GRANATELLI RACING INC., ANDY GRANATELLI OR ANY COMPANY OF WHICH ANDY GRANATELLI IS AN OWNER OR A PRINCIPAL.

The Grand Agreement is for an initial term of three years and automatically will be renewed, subject to Grand's compliance with the terms of the Grand Agreement, for successive two year periods.

The Grand Agreement does not restrict Turbodyne Systems' right to appoint other distributors for aftermarket applications other than the automotive and motorcycle gasoline engine performance aftermarket, or for the OEM market.

Under the Grand Agreement, Turbodyne Systems will offer a limited warranty for each Turbopac unit sold by Grand. The warranty obligates Turbodyne Systems to replace any defective Turbopac unit. The warranty is limited to the expiry of a two year period from purchase or 50,000 miles of use, whichever is earlier.

There is no assurance that Grand will be sufficiently capitalized to enable Grand to complete its obligations under the Grand Agreement or any purchase orders delivered by Grand to the Company.

b.   VIESSMAN WERKE
     --------------

The Company has been advised by Viessman Werke GmbH & Company of Allendorf, Germany that Viessman has received favorable results from its performance evaluations of the Company's Turbopac products. The evaluations were completed by Viessman pursuant to a development and supply proposal agreed to between the Company and Viessman in January, 1996. The proposal contemplated the supply of approximately 200,000 Turbopac units per year upon completion of successful evaluations by Viessman.

There is no assurance that the Company and Viessman will enter into a formal supply contract for the 200,000 Turbopac units, as contemplated in the proposal, and to date, the Company has not received any purchase orders from Viessman.

c.   KUHNLE, KOPP AND KAUSCHE AG
     ---------------------------

The Company has entered into an agreement in principle with Kuhnle, Kopp and Kausche AG ("3K"), dated for reference April 11, 1997, for the design, development and manufacture of a prototype line of turbocharger incorporating the Company's technology and manufactured by 3K. It is anticipated that the prototype turbocharger will be developed for 3K's major customers in the European automotive market. 3K is owned by the Penske Automotive Organization and is the largest manufacturer of turbocharger in Germany.

The agreement in principle contemplates the formation of a joint venture pursuant to which the Company will grant to the joint venture an exclusive license of its Turbodyne technology for the design, manufacture and sale of motor-driven turbocharger in Europe for auto and truck manufacturers and such other territories as the parties agree. 3K will have overall responsibility for marketing and sales of the joint venture products through 3K's established distributor and dealer network. The Company will not receive any royalty from its license to the joint venture and will participate in joint venture profits to be shared pursuant to a formula based on cost contributions. The agreement in principle also provides 3K with the option to continue to use any technology licensed to the joint venture for a period of three years after termination of the joint venture relationship, in consideration for the payment of a royalty in an amount to be agreed upon.

There is no assurance that the agreement in principal between the Company and 3K will result in the execution of a joint venture agreement between the Company and 3K. In addition, there is no assurance that a joint venture between the Company and 3K will achieve sales of the turbocharger incorporating the Company's Turbodyne Technology or that the Company will ever realize any profits from the joint venture.

2.10.     DEVELOPMENT COSTS TO DATE
          -------------------------

Since the acquisition of the Turbodyne Technology, Turbodyne Systems has principally engaged in the research and development of products that incorporate the Turbodyne Technology. The Company concentrates the business of Turbodyne Systems exclusively on research and development of products incorporating the Turbodyne Technology. At such time as these products are ready for commercial production, Turbodyne Systems intends to engage in research and development of additional products incorporating the Turbodyne Technology.

The research and development costs incurred during the past three fiscal years of the Company, and from incorporation to December 31, 1996 are as follows:

                       Inception
                       April 30, 1993         January 1, 1994 to    January 1, 1995 to     January 1, 1996 to
                   TO DECEMBER 31, 1993       DECEMBER 31, 1994     DECEMBER 31, 1995      DECEMBER 31, 1996
                   --------------------       -----------------     -----------------      -----------------
Product
Development Costs        $ 1,124,198         $    629,959        $ 2,016,726                  $ 4,934,490
                         ===========         ============        ===========                  ===========

                                Total From Inception,
                                 April 30, 1993, to
                                 DECEMBER 31, 1996
                                -----------------
Product
Development Costs                  $  8,705,373
                                   ============


2.11 CAUTIONARY STATEMENTS AND RISK FACTORS
     --------------------------------------

Several of the matters discussed in this document contain forward looking statements that involve risks and uncertainties. Factors associated with the forward looking statements which could cause actual results to differ materially from those projected in the statements appear below. In addition to the other information contained in this document, readers should carefully consider the following cautionary statements and risk factors.

NO HISTORY OF PRODUCT SALES. The Turbodyne Business has not yet achieved commercial production of its Turbodyne Products, other than the limited scale production of Turbopac products, and is being financed by equity and debt. Turbodyne Systems has had no significant sales to date. Accordingly, the Company is subject to risks associated with start-up companies, including initial losses, uncertainty of revenues, markets and profitability and the necessity of additional funding.

PRODUCT DEVELOPMENT. The Turbodyne System, Turbopac and Dynacharger products have yet to be commercially produced and unexpected problems and changes to specifications may arise in the development of these products. These problems or changes may affect the overall feasibility of the product, or could delay completion time and increase costs of development. Additionally, as product evaluations are not complete, the Company cannot predict market acceptance of the Turbodyne Products.

RAW MATERIALS. Turbodyne Systems is primarily dependent upon outside suppliers for manufacturing components. There is no assurance that these suppliers will be able to meet all the demands of the Company or that price increases in raw materials can be passed on to the Company's customers through increases in product prices.

COMPETITION. The Company is not aware of any product directly competitive with the Turbodyne System; however, indirectly competitive products currently are sold in the marketplace. Other products or technologies may be developed and may make Turbodyne Products less competitive or even obsolete over time. Certain existing competitors and organizations researching and selecting solutions to turbo-lag and unacceptable emissions have greater financial, managerial and technical resources, operating histories and name recognition than the Company. There can be no assurance that the market will consider the Turbodyne Products to be superior to existing or future competitive products, or that the Company will be able to adapt to evolving markets and technologies, develop new products or achieve or maintain technological advantages.

PROPRIETARY PROTECTION. The Company has filed patent applications in the United Sates and in certain foreign jurisdictions relating to Turbodyne Technology. Application for a patent offers no assurance that a patent will be issued or issued without material modification. Moreover, there can be no assurance that patents will be issued, that issued patents will not be circumvented or invalidated, that proprietary information can be maintained as such or that the Company will be able to achieve or maintain a technological advantage. Insofar as the Company relies on trade secrets and proprietary know-how to achieve and maintain a competitive position, there can be no assurance that others may not independently develop similar or superior technologies or gain access to the Company's trade secrets or know-how.

PRICING STRATEGY. The Company has developed a pricing strategy and price lists for its products in relation to retail selling prices of indirectly competitive products and on estimated costs of producing the Turbodyne System. Market acceptance of the Turbodyne products will be heavily dependent on the pricing policy established by the Company and the cost-benefit of the Turbodyne Products. There is no assurance that established pricing levels will be accepted by the marketplace or that the cost-benefit to manufacturers will be sufficient to encourage mass purchase of the Turbodyne Products.

DEPENDENCE ON KEY PERSONNEL. Turbodyne Systems is dependent upon the personal efforts and commitment of the management team, particularly Mr. Halimi who is responsible for the development of current and future products. In the event management's services become unavailable, the Company would need to recruit, retain and motivate other skilled executives, sales and technical personnel to manage and operate the business. There can be no assurance that the Company will be successful in locating new management or retaining them. In the case of Mr. Halimi, the loss of his services would adversely affect development of the business and its likelihood of continuing operations.

INSURANCE. The Company plans to carry product liability, business interruption and keyman life insurance, but, to date, such insurance is not in place.

CHANGING INDUSTRY ENVIRONMENT. The Turbodyne Business may be affected by other factors beyond its control. For example, engine and turbocharger configurations may change, the demand for turbocharged engines may diminish regardless of the benefits of the Company's products, and the compartments in which engines are installed might not offer sufficient space to install the Company's Turbodyne products.


ITEM 2.                   DESCRIPTION OF PROPERTY
                          -----------------------

The administrative head office of the Company is located in leased premises at Suite 510, 1090 West Pender Street, Vancouver, British Columbia. The office is approximately 2,000 square feet and is leased on a month to month basis. The Company's monthly rent is $2,500 (Cdn.). See Item 13 - "Interest of Management in Certain Transactions."

Turbodyne Systems' production and assembly facilities are located in leased premises at 6155 Carpinteria Avenue, Carpinteria California, USA 93013. The facilities are approximately 28,000 square feet on 3.17 acres of land and are leased on a month to month basis from American Appliance Inc., a private company controlled by Mr. Halimi. The term of the lease to American Appliance Inc. expires on January 30, 2005. The Company's monthly rent is $16,850 (U.S.) plus operating costs, including taxes, insurance and utilities.

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


ITEM 3.                      LEGAL PROCEEDINGS
                             -----------------

The Company is a party to an action commenced in the Supreme Court of British Columbia on October 2, 1996 by Brad Holt seeking specific performance and/or damages for breach of an alleged agreement by the Company to grant to Brad Holt options to purchase an aggregate of 650,000 common shares of the Company at prices varying from $3.50 per share to $7.50 per share. The Company has filed a defense denying the existence of the agreement and, in the alternative, alleging that the agreement was replaced by a subsequent agreement granting Brad Holt options on only 100,000 shares of the Company. The Company's management is of the view that the claim is without merit.

With the exception of the action commenced by Brad Holt, the Company and its subsidiaries are not a party with respect to any material legal proceedings, no legal proceedings by the Company are contemplated and the Company is not aware of any possible material legal proceedings by other parties against the Company.


ITEM 4.                     CONTROL OF COMPANY
                            ------------------

1. As far as is known to the Company, and except as disclosed herein, the Company is not directly or indirectly owned or controlled by any other corporation or by any foreign government.

2. The following table sets forth as of June 30, 1997, information with respect to (I) any person who is known to the Company to be the owner of more than 10% of any class of the Company's voting securities and (ii) the total amount of the class of the Company's voting securities owned by the officers and directors and by the directors and officers as a group:

                                                         PERCENT OF
DIRECTOR/OFFICER    NUMBER OF SHARES                     CLASS(1)
----------------    ----------------                     --------
Edward Halimi       3,250,000 common shares(2)              13.9%
President &           200,000 options
Director

Officers and        4,818,957 common shares                 22.0%
Directors             753,000 options
as Group
(8 persons)

(1) Based upon 24,539,112 common shares issued and outstanding as at June 30, 1997 and including for Mr. Halimi and the directors and officers as a group the common shares underlying their respective options.
(2) This figure includes 3,250,000 escrow shares held in the name of March Technologies Inc., a private company controlled by Mr. Halimi.

As of the date hereof, there are no arrangements known to the Company, the operation of which may result in a future change of control in the Company.


ITEM 5.                  NATURE OF TRADING MARKET
                         ------------------------

The common shares of the Company are listed on the Vancouver Stock Exchange in British Columbia, Canada and on the Nasdaq Small Cap Market.

As of June 30, 1997, the Company's share register indicates that 10,713,679 of the issued and outstanding common shares were held by 85 shareholders with addresses in the United States, representing approximately 44.4% of the issued and outstanding common shares of the Company.

1.   VANCOUVER STOCK EXCHANGE
     ------------------------

The following table sets forth the reported high and low prices for the common shares as quoted over the Vancouver Stock Exchange on a quarterly basis for the most recent two fiscal periods.

YEAR AND MONTH                          HIGH*    LOW*
--------------                          -----    ----

April 1, 1997 to June 30, 1997         $11.65   $ 5.00
January 1, 1997 to March 31 1997       $12.50   $ 9.20
October 1, 1996 to December 31, 1996   $12.35   $ 9.70
July 1, 1996 to September 30, 1996     $12.80   $ 9.00
April 1, 1996 to June  30, 1996        $15.00   $ 8.50
January 1, 1996 to March 31, 1996      $12.875  $ 4.90
October 1, 1995 to December 31, 1995   $ 5.75   $ 4.10
July 1, 1995 to Sept 30, 1995          $ 5.625  $ 3.30
April 1, 1995 to June 30, 1995         $ 6.75   $ 1.21

* As quoted by the Vancouver Stock Exchange. Expressed in Canadian dollars.

2.   NASDAQ SMALL CAP MARKET
     -----------------------

The following table sets forth the reported high and low prices for the common shares as quoted on the Nasdaq Small Cap Market on a monthly basis since March 26, 1997, being the date the common shares of the Company were listed on Nasdaq.

YEAR AND MONTH                     HIGH*    LOW*
--------------                     -----    ------

June 1, 1997 to June 30, 1997      $4.88    $3.50
May 1, 1997 to May 31, 1997        $6.88    $4.75
April 1, 1997 to April 30, 1997    $8.38    $5.63
March 26, 1997 to March 31, 1997   $9.38    $8.00

* As quoted by the Nasdaq Small Cap Market.  Expressed in U.S. dollars.


ITEM 6.   EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY
          HOLDERS
          ----------------------------------------------------------

Except as discussed in Item 7, the Company is not aware of any Canadian federal or provincial laws, decrees, or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-Canadian holders of the common shares. The Company is not aware of any limitations on the right of non-Canadian owners to hold or vote the common shares imposed by Canadian federal or provincial law or by the Articles of Continuation or the By-laws of the Company.

The INVESTMENT CANADA ACT (the "Act") is applicable to acquisitions of a Canadian business by a non-Canadian person or entity. The Act provides, among other things, for a review of an investment in the event of acquisition of control in certain Canadian businesses in the following circumstances:

(a) if the investor is a non-Canadian and is not a member of a World Trade Organization ("WTO") country, any direct acquisition having an asset value exceeding $5,000,000 and any indirect acquisition having an asset value exceeding $50,000,000;

(b) if the investor is a non-Canadian and is a WTO member, any direct acquisition having an asset value exceeding $168,000,000, unless the business is involved in uranium production, financial services, transportation services or a cultural business. An indirect acquisition of control by an investor who is a WTO investor is not reviewable unless the value of the assets of the business located in Canada represents more than 50% of the asset value of the transaction, or the business is involved in uranium production, financial services, transportation services or a cultural business.

The Act provides that a non-Canadian investor can hold up to 1/3 of the issued and outstanding capital of a Canadian corporation without being deemed a "control person", and that a non-Canadian investor holding greater than 1/3 but less than 1/2 of the issued and outstanding capital of a Canadian corporation is deemed to be a control person subject to a rebuttable presumption to the contrary (i.e. providing evidence of another control or control group holding a greater number of shares).

The Act provides for notification under the Act where a non-Canadian investor acquires control, directly or indirectly, of a Canadian business with assets under the thresholds for reviewable transaction. The notification process consists of filing a notification form within 30 days following the implementation of an investment.

ITEM 7.                          TAXATION
                                 --------

(a)  CANADIAN FEDERAL INCOME TAXATION
     --------------------------------

The following discussion is a summary of the principal Canadian federal income tax considerations generally applicable to purchasers of the Company's common shares ("Common Stock") who, for purposes of the Income Tax Act (Canada) and Income Tax Regulations (the "Canadian Act"), deal at arm's length with the Company, hold shares of Common Stock as capital property, are not residents of Canada at any time when holding Common Stock and do not use or hold and are not deemed to use or hold Common Stock in the course of carrying on business in Canada and, in the case of insurers who carry on an insurance business in Canada and elsewhere, do not hold Common Stock that is effectively connected with an insurance business carried on in Canada. Such a purchaser is referred to in this discussion as a "shareholder."

This summary is based on the current provision of the Canadian Act, the regulations thereunder and the Canada-United States Income Tax Convention
(1980) (the "Treaty") as amended. This summary takes into account specific proposals to amend the Canadian Act and the regulations thereunder publicly announced by the Minister of Finance prior to the date hereof and the Company's understanding of the current published administrative and assessing practices of Revenue Canada, Taxation. This summary does not take into account Canadian provincial income tax laws or the income tax laws of any country other than Canada.

A shareholder of the Company will generally not be subject to tax pursuant to the Canadian Act on a capital gain realized on a disposition of Common Stock unless the Common Stock is "taxable Canadian property" to the shareholder for purposes of the Canadian Act and the shareholder is not eligible for relief pursuant to an applicable bilateral tax treaty. Under proposals to amend the Canadian Act, the Common Stock will not be taxable Canadian property to a shareholder provided that the Company is listed on a prescribed Canadian or foreign stock exchange within the meaning of the Canadian Act and provided that such shareholder, or persons with whom such shareholder did not deal at arm's length (within the meaning of the Canadian Act), or any combination thereof, did not own 25% or more of the issued shares of any class or series of the Company at any time within five
years immediately preceding the date of disposition.   In addition, the
Treaty will generally exempt a shareholder who is a resident of the United States for purposes of the Treaty from tax in respect of a disposition of Common Stock provided that the value of the shares of the Company is not derived principally from direct or indirect real property interests (including resource property) situated in Canada.

Under the Canadian Act, a disposition of shares that constitute taxable Canadian property will give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such shares, net of any cost of disposition, exceeds (or is less than) the adjusted cost base of such shares to the shareholder. Generally, three quarters of any capital gain realized by the shareholder on a disposition or deemed disposition of such shares is included in computing his Canadian income for that year as a taxable capital gain. Three quarters of any capital loss realized by a shareholder on a disposition or deemed disposition of such a share in a taxable year may generally be deducted from his Canadian taxable capital gains for that year.

Under the Canadian Act, the disposition of a share by a shareholder may occur or be deemed to occur in a number of circumstances including on sale or gift of such share or upon the death of the shareholder.

The initial adjusted cost base of a share to a shareholder will be the cost to him of that share. Under the Canadian Act, certain addition or reduction adjustments may be required to be made to the cost base of a share. The adjusted cost base of each common share of a corporation owned by a shareholder at any particular time will be the average adjusted cost base to him of all shares of the same class of that corporation owned by him at that time.

Any dividend, including stock dividends, paid or credited, or deemed to be paid or credited, by the Company to or for the benefit of a shareholder will be subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend, subject to the provisions of any applicable income tax convention. Pursuant to the Treaty, the rate of withholding tax generally will be reduced to 15% in respect of dividends paid to a shareholder who is a resident of the United States for purposes of the Treaty and are further reduced to 5% if the beneficial owner of the shares is a corporation that is a resident of the United States for purposes of the Treaty owning at least 10% of the voting shares of the Company.

(b)  UNITED STATES TAXATION
     ----------------------

For federal income tax purposes, an individual who is a citizen or resident of the United States or a domestic corporation ("U.S. Taxpayer") will recognize a gain or loss on the sale of the Company's Common Stock equal to the difference between the proceeds from such sale and the adjusted cost basis in the Common Stock. The gain or loss will be a capital gain or capital loss if the Company's Common Stock is a capital asset in the hands of the U.S. Taxpayer.

For federal income tax purposes, a U.S. Taxpayer will be required to include in gross income dividends received on the Company's Common Stock.
A U.S. Taxpayer who pays Canadian tax on a dividend on the Common Stock will be entitled, subject to certain limitations, to a credit (or alternatively, a deduction) against federal income tax liability. A domestic corporation that owns at least 10% of the voting stock of the Company should consult its tax advisor as to applicability of the dividends received deduction or deemed paid foreign tax credit with respect to dividends paid on the Company's Common Stock.



ITEM 8.                   SELECTED FINANCIAL DATA
                          -----------------------

This Report includes financial statements for the Company and financial statements for Pacific Baja. The following is selected financial information from these financial statements. This information should be read in conjunction with such Financial Statements and notes thereto included elsewhere in this Report.

(A)  COMPANY
     -------

Financial statements are given for the period commencing April 30, 1993, being the effective date of the transfer of the assets comprising the Turbodyne Technology to Turbodyne Systems from Edward M. Halimi. The Company's Financial Statements are prepared according to Canadian Generally Accepted Accounting Principles (CDN GAAP). In addition, the Company's accountants have reconciled the Financial Statements for the periods ending December 31, 1993, December 31, 1994, December 31, 1995, and December 31, 1996 in accordance with U.S. Generally Accepted Accounting Principles (US
GAAP). The reconciliation is contained in the notes to the financial statements.

The financial condition and operating results for the Company described for the period from January 1, 1996 to December 31, 1996 includes the financial condition and operating results of Pacific Baja Light Metals from July 2, 1996 to December 31, 1996.

   SUMMARY OF FINANCIAL INFORMATION IN THE COMPANY FINANCIAL STATEMENTS
                        (CANADIAN GAAP)(CANADIAN $)

                              Year Ending   Year Ending     Year Ending   April 30, 1993
                              DEC. 31, 1996 DEC. 31, 1995   DEC. 31, 1994 TO DEC. 31, 1993
                              ------------- -------------   ------------- ----------------
OPERATING DATA:

Sales                         $19,007,000        Nil             Nil        Nil
Gross Profit                  $ 2,509,000        Nil             Nil        Nil



Net Loss                      ($2,558,000)  ($1,528,000)    ($ 936,000)   ($  112,000)

BALANCE SHEET DATA:

Working capital (Deficit)     $ 9,964,000    $   83,000     ($ 426,000)   ($  336,000)
Total Assets                  $64,495,000    $5,202,000     $1,899,000    $1,371,000
Long Term Liabilities         $ 8,666,000    $  483,000          Nil        Nil
Total Liabilities             $17,517,000    $  966,000     $  458,000    $  336,000
Shareholders Equity           $46,978,000    $4,236,000     $1,441,000    $1,035,000
Number of Shares Outstanding   23,580,098    16,542,121     10,663,052     1,078,052

   SUMMARY OF FINANCIAL INFORMATION IN THE COMPANY FINANCIAL STATEMENTS
                          (U.S. GAAP)(CANADIAN $)


                              Year Ending   Year Ending     Year Ending   April 30, 1993
                              DEC. 31, 1996 DEC. 31, 1995   DEC. 31, 1994 TO DEC. 31, 1993
                              ------------- -------------   ------------- ---------------
OPERATING DATA:

Sales                         $19,007,000        Nil             Nil          Nil
Gross Profit                  $ 2,509,000        Nil             Nil          Nil
Net Loss                     ($ 7,492,000) ($ 6,788,000)    ($2,867,000)  ($292,000)

BALANCE SHEET DATA:

Working capital (Deficit)     $  9,964,000  $    83,000     ($  426,000)  ($336,000)
Total Assets                  $ 59,561,000  $ 1,317,000      $   79,656    $ 44,500
Long Term Liabilities         $  8,666,000  $    20,000          Nil          Nil
Total Liabilities             $ 17,517,000  $   503,000      $  458,000    $336,000
Shareholders Equity           $ 38,273,000  $   813,460     ($  378,795)  ($291,632)
Number of Shares Outstanding    23,580,098   16,542,121      10,663,052   1,078,052

(b)  PACIFIC BAJA
     ------------

The Financial Statements for Pacific Baja represent the financial condition and operating results of Pacific Baja Light Metals Holding Inc. prior to the acquisition by the Company for the fiscal years ending December 31, 1993, 1994 and 1995 and for the six months ending June 30, 1996. The financial information for the years ending December 31, 1993, 1994 and 1995 is based on audited financial statements. The financial information for the six months ending June 30, 1996 is based on unaudited financial statements prepared by management. The Financial Statements for Pacific Baja Light Metals are prepared according the U.S. GAAP.

   SUMMARY OF FINANCIAL INFORMATION IN PACIFIC BAJA FINANCIAL STATEMENTS
                            (U.S. GAAP)($U.S.)

                                                                         YEARS ENDING
                                SIX MONTHS ENDING                        DECEMBER 31
                                JUNE 30, 1996(1)                   1995(1)       1994(1)
                                ----------------                   -------       -------
OPERATING DATA:
Sales
     Custom Wheels:           $13,665,000                        $17,262,000   $12,956,000
  Cast Aluminum Parts:        $ 6,359,000                        $11,724,000   $ 6,436,000
                               ----------                         ----------    ----------
                              $20,024,000                        $28,986,000   $19,392,000
Gross Profit
  Custom Wheels:              $ 2,650,000                        $ 3,077,000   $ 1,749,000
  Cast Aluminum Parts:        $ 2,482,000                        $ 2,576,000   $ 2,240,000
                               ----------                         ----------    ----------
                              $ 5,132,000                        $ 5,653,000   $ 3,989,000

Net Income                    $ 1,894,000                        $   815,000   $   480,000
                               ==========                         ==========    ==========

BALANCE SHEET DATA:

Working Capital (Deficit)     $   225,000                       ($ 1,019,000)  $   343,000
Total Assets                  $18,733,000                        $16,118,000   $12,213,000
Long Term Liabilities         $ 1,655,000                        $ 2,177,000   $ 1,841,000
Total Liabilities             $12,028,000                        $11,307,000   $ 8,217,000
Shareholders' Equity
  Dollar Amount:              $ 6,705,000                        $ 4,811,000   $ 3,996,000
  No. Of Common Shares          1,131,247                          1,131,247     1,131,247


(1) Financial Information is for Pacific Baja, prior to the merger of Pacific Baja Light Metals Holding Inc. with Pacific Baja Acquisition Corp. to form Pacific Baja Light Metals.


EXCHANGE RATES
--------------

The following table sets forth, for the periods and dates indicated, certain information concerning exchange rates of United States and Canadian dollars. All the figures shown represent noon buying rates for cable transfers in New York City, certified for customs purposes by the Federal Reserve Bank of New York. The source of this data is the Federal Reserve Bulletin and Digest.

PERIOD                   PERIOD END               AVERAGE
------                   ----------               --------
December 1990            1.1635                   1.1670 (CDN$/US$)
December 1991            1.1467                   1.1460 (CDN$/US$)
December 1992            1.2725                   1.2088 (CDN$/US$)
December 1993            1.3308                   1.2902 (CDN$/US$)
December 1994            1.3893                   1.3659 (CDN$/US$)
December 1995            1.4018                   1.3725 (CDN$/US$)

December, 1996           1.3697                   1.3632 (CDN$/US$)

DIVIDENDS
---------

To date, the Company has not paid any dividends on its common shares. The Company's policy at the present time is to retain earnings for corporate purposes. The payment of dividends in the future will depend on the earnings and financial condition of the Company and such other factors as the Board of Directors of the Company may consider appropriate. Since the Company is currently in an expansion stage, it is unlikely that earnings will be available for the payment of dividends in the foreseeable future.

ITEM 9.           MANAGEMENT'S DISCUSSION AND ANALYSIS OF
               FINANCIAL CONDITION AND RESULTS OF OPERATIONS
               ---------------------------------------------

The following discussion and analysis should be read in conjunction with the Financial Statements and Notes thereto appearing elsewhere in this Report.

1.   RESULTS OF OPERATIONS
     ---------------------

1.1  THE COMPANY
     -----------

From the date of the acquisition of the Turbodyne Technology in April, 1993 to the completion of the acquisition of Pacific Baja, the Company was engaged, through Turbodyne Systems, principally in researching and developing products incorporating the Turbodyne Technology to enhance engine performance and reduce emissions of internal combustion engines. During this period, the Company commenced development of the Turbodyne System, the Turbopac product and the Dynacharger product. In addition, the Company's research and development resulted in the filing of the patent applications in respect of the Turbodyne System and the Turbopac and Dynacharger products. While Turbodyne Systems undertook low volume production of its products, the products produced were used for testing and evaluation with OEMs and major retrofit customers. The Company did not record any revenues during this period and has expended $8,705,000 to December 31, 1996 as development costs for the Turbodyne products. The development of the Turbodyne products was financed during this period primarily from private placement equity financings. The Company's financial results for the period from July 2, 1996 to December 31, 1996 include financial results from both the Turbodyne Business and the Pacific Baja Business.

(a)  DECEMBER 31, 1996
     -----------------

The Company's audited financial statements for the year ending December 31, 1996 are based on the consolidation of the Company and Pacific Baja Light Metals and its subsidiaries effective July 2, 1996. The consolidation date is the date agreed by the Company and Pacific Baja that all material conditions precedent to the completion of the acquisition of Pacific Baja had been satisfied.

Sales of the Company for the period ending December 31, 1996 increased from nil in prior years to $19,007,000. These sales are attributable solely to the sales recorded by Pacific Baja Light Metals for the period from July 2, 1996 to December 31, 1996. The Company recorded a gross profit of $2,509,000 which also was attributable to the Pacific Baja Business. Of the total sales attributable to the Pacific Baja Business, sales of aftermarket wheel products accounted for sales of $9,799,000 and sales of cast aluminum products, including compressor housings and manifolds, accounted for sales of $9,208,000. Of the gross profit attributable to the Pacific Baja Business, sales of aftermarket wheel products accounted for gross profits of $1,309,000 and sales of cast aluminum products, including compressor housings and manifolds, accounted for a gross profit of $1,200,000. Gross profit from sales of aftermarket wheel products declined from $2,650,000 U.S. for the first six months of 1996 to $1,309,000 Cdn. for the six month period from July 2, 1996 to December 31, 1996 due to seasonal declines in the aftermarket wheel product business. Sales of aftermarket wheel products typically peak in the spring of each year while operating costs continue throughout the year. Gross profit from sales of cast aluminum products declined from $2,482,000 U.S. for the first six months of 1996 to $1,200,000 Cdn. for the six month period from July 2, 1996 to December 31, 1996 due to increases in the price of raw aluminum and increased labour costs. Pacific Baja Light Metals' profitability is affected by increasing aluminum costs as the prices of its cast aluminum products are fixed under contract in advance of production. Increased labour costs resulted from Pacific Baja Light Metals increased production of cast aluminum products in order to meet deliveries required under contracts. Revenues from this production are not realized until such time as the product is delivered under the contract.

The Company recorded product development costs of $4,934,000 during the period from January 1, 1996 to December 31, 1996. These costs are attributable solely to product development costs incurred by Turbodyne Systems. The costs for the year ending December 31, 1996 exceeded the product development costs incurred in 1995. The increase is attributable to the finalization of development of the 1500 Turbopac product, ongoing development of the 2500 Turbopac product and the Dynacharger product and gearing up for full scale commercial production of the 1500 Turbopac product. Product development costs included establishing a quality control laboratory at Turbodyne Systems, designing an electronic controller unit for the Turbopac products and continuing development and evaluation of the Turbopac and Dynacharger products. Project staff salaries increased as a result of the establishment of an electronic engineering department for Turbodyne Systems and the continued hiring of technical staff for development of the Turbopac and Dynacharger products.

Operating expenses for the year ending December 31, 1996 increased to $5,060,678, in comparison to total operating expenses of $1,527,342 in 1995. This increase is primarily attributable to the consolidation of operating expenses for Pacific Baja Light Metals for the period from July
2, 1996 to December 31, 1996.   The increase resulted from the acquisition
of Pacific Baja and inclusion of salaries for its employees for the period from July 2, 1996 to December 31, 1996. In addition, in 1996 Turbodyne Systems increased salaries payable to several of its vice-presidents. See "Executive Compensation."

Liquidity of the Company during the year was enhanced by the completion of the Series A Special Warrant Offering and the Series C Special Warrant Offering, each as discussed in Item 12 "Options to Purchase Securities from the Company and its Subsidiaries." The Company received cash proceeds from the Series A Special Warrant Offering of $17,918,000, which was used for the acquisition of Pacific Baja and payment of expenses associated with this offering. The Company received cash proceeds of $4,010,000 after completion of the Series C Special Warrant Offering on December 6, 1996.

(b)  DECEMBER 31, 1995 AND 1994
     -------------------------

During the 1994 and 1995 financial years, the Company's sole business was the Turbodyne Business as carried on by Turbodyne Systems. Turbodyne Systems did not record any sales during this period. The business activities consisted of research and development of the Turbodyne System and the Turbopac and Dynacharger products. The Company incurred product development costs of $2,016,726 in 1995. Cumulative product development costs prior to December 31, 1994 totalled $1,754,157. Operating expenses increased from $935,992 in 1994 to $1,527,342 in 1995 as the Company increased its product development activities. Operating expenses included travel and business development expenses equal to $335,811 for the year ending December 31, 1995 and equal to $245,297 for the year ending December 31, 1994. The travel and business development expenses were incurred in connection with establishing relationships and joint evaluation testing programs with potential OEM manufacturers and establishing contacts with suppliers and manufacturers for the Turbodye products.

Product development costs for the year ended December 31, 1995 were $3,770,883 in comparison to cumulative total product development costs equal to $1,754,157 as of December 31, 1994. The majority of product development costs were accounted for by project development costs (testing, evaluations and research and development ) for the Turbodyne products and associated staff salaries and benefits.

The Company's business activities during 1994 and 1995 were financed primarily from private placement financings of the Company's common shares.

1.2  PACIFIC BAJA
     ------------

(a)  JUNE 30, 1996
     -------------

The consolidated net sales of Pacific Baja Light Metals for the first six months of 1996 were $20,024,000 U.S., compared with $14,661,000 U.S. for the first six months of 1995. Net income for the six month period increased to $1,894,000 U.S. as compared with net income of $664,000 U.S. for the same period during 1995. Operations during the six month period were funded by revenues from product sales and advances under the credit facilities of Pacific Baja Light Metals. The outstanding balance of the credit facilities as of June 30, 1996 area summarized as follows:

     COMPANY             CREDITOR            OUTSTANDING BALANCE
     -------             --------            -------------------
     Optima Wheel        Wells Fargo Bank    $3,239,000 U.S.
     Baja Pacific        Wells Fargo Bank    $1,246,000 U.S.

The increase in both sales and net income of Pacific Baja Light Metals is attributable to continued expansion of both the aftermarket wheel business and the cast aluminum products business of Pacific Baja Light Metals.

General and administrative expenses for the six month period ending June 30, 1996 totalled $1,386,000 U.S. in comparison to general and administrative expenses of $3,128,000 U.S. for the year ended December 31, 1995. Salaries payable to the employees of Pacific Baja Light Metals accounted for $381,000 of the total general and administrative expenses for this six month period.

(b)  DECEMBER 31 1995 AND 1994
     -------------------------

The consolidated sales of Pacific Baja for 1995 were $28,986,000 U.S. compared with sales of $19,392,000 U.S. for 1994, an increase of 49%. This sales increase resulted from increases in both the wheel market and general castings. Wheel sales increased because of additional orders from Interstate Tire Company in North Carolina, one of the United States' largest buyers of after market styled wheels, as well as a broader and more accepted product line. The general castings sales increase resulted from additional business from AlliedSignal.

Net income for 1995 was $815,000 U.S. compared with $480,000 U.S. for 1994. Gross margins remained consistent at approximately 20% for both years. Operating expenses decreased slightly as a percent of sales for 1994 to 1995. Interest expenses increased to $519,000 U.S. in 1995 from $355,000 U.S. in 1994. This increase resulted from the additional borrowing used to support the capital additions in 1995. These capital expenditures were made at both the La Mirada and Ensenada facilities to support projected sales increases in 1996 and beyond.

General and administrative expenses for the year ended December 31, 1995 increased to $3,128,000 U.S. from $2,019,000 U.S. for the period ending December 31, 1994. The increase was primarily due to salaries payable to the employees of Pacific Baja Light Metals which accounted for $1,113,000 of the total general and administrative expense for 1995.

(c)  DECEMBER 31, 1994 AND 1993
     --------------------------

The consolidated sales of Pacific Baja for 1994 were $19,392,000 U.S. compared with 1993 sales of $13,871,000 U.S., an increase of 40%. The sales increase was a result of the addition of the compressor housing product line from AlliedSignal, increased manifold sales and increased wheel sales. The increased wheel sales resulted mainly from the addition of additional customers, resulting in greater distribution and product-line acceptance.

Profits for 1994 were $480,000 U.S. compared to $245,000 U.S. for 1993. Gross margins increased from 18% in 1993 to approximately 20% in 1994. This increase resulted from greater manufacturing efficiencies due to increased volume.

The installation of quality systems resulted in slightly higher operating expenses in 1994. Interest expenses were also slightly higher in 1994 but were consistent with the sales and working capital increases.

2.   LIQUIDITY AND CAPITAL RESOURCES
     -------------------------------

(a)  CASH AND WORKING CAPITAL
     ------------------------

As of December 31, 1996, the Company had cash in the amount of $4,304,000 U.S. As at December 31, 1996, the Company had working capital equal to $9,964,000 U.S. At March 31, 1997, the Company had working capital equal to $10,899,000 U.S.

(b)  PACIFIC BAJA LINES OF CREDIT
     ----------------------------

Pacific Baja Light Metals has the following line of credit facilities for the Pacific Baja Business:

     (a) Optima Wheel has an operating line of credit facility with Wells Fargo Bank in the maximum amount of $6,000,000 (U.S.);

     (b) Baja Pacific has an operating line of credit facility with Wells Fargo Bank in the maximum amount of $3,000,000 (U.S.).

The outstanding balances of the operating credit lines of Pacific Baja Light Metals as at December 31, 1996 are as follows:

                                              OUTSTANDING BALANCE
     COMPANY             CREDITOR               AT DECEMBER 31/96
     -------             --------            -------------------

     Optima Wheel        Wells Fargo Bank         $3,224,000 U.S.
     Baja Pacific        Wells Fargo Bank         $1,215,000 U.S.

As at December 31, 1995 and December 31, 1996, Pacific Baja was in violation of certain covenants under its line of credit facilities with respect to tangible net worth criteria, total liabilities to tangible net worth ratios and delivery of projected financial statements. Pacific Baja Light Metals has remedied these violations of covenants by obtaining the agreement of Wells Fargo Bank to revise the covenants such that Pacific Baja Light Metals is in good standing with respect to each line of credit facility as of the date of this Report.

The Company is a guarantor of each of these line of credit facilities.

(c)  CAPITAL REQUIREMENTS
     --------------------

The operating expenses of the Company are expected to increase as the Company finalizes its preparations for commercial production of the Turbodyne products. The Company believes that its working capital will be sufficient to fund its operating plan through 1997. The Company's projection of its working capital being sufficient to fund its operating plan through 1997 is exclusive of any funds which may be available from the Pacific Baja Business. The Company intends to keep the cash flow from the Pacific Baja Business for the operation and expansion of the Pacific Baja Business.

The Company believes that additional funding will be available upon the commencement of commercial production of the Turbodyne products and sales indicating market acceptance of the Turbodyne products. The Company's working capital should be sufficient to finance operations until additional revenues are achieved or until additional financing becomes available, if required.

The Company is using its best efforts to enter into contracts with OEMs and major retrofitters for the incorporation of its Turbodyne products. The liquidity of the Company will be affected if the Company is unable to:

     (a) finalize agreements with OEMs and major retrofitters for the incorporation of its Turbodyne products in new diesel engines and after-market diesel engine products;

     (b) achieve sales of its Turbodyne products directly to aftermarket customers at commercially viable rates.



ITEM 10.           DIRECTORS AND OFFICERS OF THE COMPANY
                   -------------------------------------

The following table sets forth as of June 30, 1997 all directors and executive officers of the Company, with each position and office held by them in the Company, and the period of service as such:

NAME AND POSITION
WITH THE COMPANY              AGE            COMMENCEMENT OF SERVICE
----------------              ---            -----------------------
EDWARD HALIMI                 51             October 18, 1993
Carpinteria, California
President, Director, CEO
& Promoter

LEON E. NOWEK                 40             October 18, 1993
Surrey, British Columbia
Director and CFO

DANIEL GERONAZZO              65             January 24, 1995
Christina Lake, British Columbia
Director


WENDELL R. ANDERSON           63             November 20, 1995
Minneapolis, Minnesota
Director

EUGENE A. HODGSON             40             May 27, 1996
Vancouver, British Columbia
Director

ROBERT F. TAYLOR              56             July 12, 1996 as Director
Calgary, Alberta                             January 1, 1997 as Chief
Director and Chief                           Operating Officer
Operating Officer

DR. SADAYAPPA DURAIRAJ        54             September 16, 1996
Carpinteria, California
Director

ANDREW O.D. LEE               39             January 1, 1997
Vancouver, British Columbia
Secretary and Controller

Edward Halimi is the President and Chief Executive Officer of the Company and has served in those capacities since October 18, 1993. Mr. Halimi is the developer of the Turbodyne System. He spent 11 years working with FerroPlast Corporation, an international company specializing in the engineering and manufacture of diesel engines, pumps, electric motors and farm equipment. As a Vice-President, Mr. Halimi worked in the engineering and manufacturing divisions in the Middle East and Europe and was responsible for the home building and housing operations in the United States. Mr. Halimi was also the President and Chief Executive Officer of Technodyne Corporation, a manufacturer of heat management and temperature control units and he is currently the Chief Executive Officer of Biosonics Corporation, a research and development company in the fields of ultrasonics, vibration control and semi-conductor research and electronics.


Leon E. Nowek is a director of the Company and has an accounting background and is responsible for corporate finance, finance reporting and regulatory compliance. He was appointed as a director of the Company in October, 1993. Mr. Nowek is also a director and senior officer of New Westwin Ventures Inc. Mr. Nowek has been involved in a similar role with a number of public companies since 1983.

Daniel Geronazzo is a director of the Company. He was appointed as a director on January 24, 1995. Mr. Geronazzo is an attorney in the Province of British Columbia and has been in private legal practice for the past 35 years

Mr. Anderson is a director of the Company. He was appointed as a director on November 20, 1995. Mr. Anderson has received his Doctor of Law Degree from the University of Minnesota Law School in 1960. He has been in private practice since 1963 and is presently an attorney with the firm of Larkin, Hoffman, Daly and Lindgren Ltd. of Bloomington, Minnesota. Mr. Anderson has held several positions of public office. From 1959 to 1963 he was a state representative from Minnesota and served as state senator from 1963 to 1971. In 1971 Mr. Anderson was elected as Governor of the State of Minnesota. At that time, he was the nation's youngest governor. In 1977 Mr. Anderson became a United States Senator from the State of Minnesota.
He held office for a period of two years. During his term, he served on such committees as the environment and public works committee, the budget committee, the natural resources committee and armed services committee. Mr. Anderson currently serves as a director of numerous corporations and foundations including National City Bank Corporation and the University of Minnesota Board of Trustees.

Eugene A. Hodgson is a director of the Company. Mr. Hodgson is a self-employed management consultant. Mr. Hodgson was previously Director of Corporate Development at Intrawest Corporation, a company listed on the Toronto Stock Exchange, for a period of five years. Mr. Hodgson is currently Director of the Vancouver Board of Trade and Chair of its communications committee. He is also currently treasurer of the Liberal Party of Canada (British Columbia). Mr. Hodgson has held a number of positions in both the British Columbia and Yukon governments.

Robert F. Taylor was appointed a director of the Company as of July 12, 1996 and became the Chief Operating Officer of the Company on January 1, 1997. Mr. Taylor is a chartered accountant and is a member of the Institute of Chartered Accountants of Alberta, Canada. Mr. Taylor was appointed a director and president of Shell Canada Products in 1993 and has served in various capacities with Shell since 1967 in Calgary, Toronto and London, England. Mr. Taylor retired from Shell in 1996.

Sadayappa Durairaj is a director of the Company. Mr. Durairaj is a cardiologist and businessman based in California. He obtained his Medical degree from Madural Medical College in India in 1966 and has been certified by both the American Board of Internal Medicine and the Canadian Board of Internal Medicine and Cardiology. Currently he is the President and Chief Executive Officer of the Pacifica Hospital and Sierra Medical Clinic. Dr. Durairaj also serves as associate Clinical Professor of Medicine at USC Los Angeles. Dr. Durairaj was Chairman and founder of Pacific Baja Light Metals Holding Inc. which was acquired by the Company on September 5, 1996. Dr. Durairaj is also Chairman of Brentwood Bank (California) and VSK Ferro Alloys (India).

Andrew Lee was appointed controller of the Company as of January 1, 1997. Mr. Lee is a member of the Institute of Chartered Accountants of British Columbia. Prior to joining the Company, Mr. Lee practised as a chartered accountant with Morgan & Company in Vancouver, British Columbia. Mr. Lee devotes his full time as controller of the Company. Mr. Lee was appointed secretary of the Company on April 25, 1997.

Edward M. Halimi, Andrew Lee, and Leon E. Nowek presently devote 100% of their business time to the Company. Daniel D. Geronazzo, Richard W. Donaldson, Wendell R. Anderson, Dr. Sadayappa Durairaj and Robert F. Taylor devote such percentage of their time to the business of the Company as is required by the Company. Eugene A. Hodgson devotes a majority of his business time to the business of the Company.

Directors may be appointed at any time and are then re-elected annually by the Stockholders. Directors receive no compensation for serving as such, other than stock options. Officers are elected annually by the Board of Directors and serve at the discretion of the Board.


ITEM 11.          COMPENSATION OF DIRECTORS AND OFFICERS
                  -------------------------------------

As of June 30, 1997, the compensation payable to directors and officers of the Company and its subsidiaries is summarized below:

1.   GENERAL
     -------

The Company does not compensate directors for acting solely as directors. Except for reimbursement of reasonable out-of-pocket expenses in connection with attendance at Board of Directors and Committee meetings, and as otherwise described below, the Company does not have any arrangements pursuant to which directors are remunerated by the Company or its subsidiaries for their services in their capacities as directors, other than options to purchase shares of the Company which are granted to the Company's directors from time to time. The Company does not have any pension plans.

2.   DIRECTORS AND OFFICERS OF THE COMPANY
     -------------------------------------

Edward M. Halimi is party to an employment agreement dated March 14, 1994 between the Company, Mr. Halimi, and Turbodyne Systems, Inc. ("Turbodyne Systems"), a subsidiary of the Company. Mr. Halimi is employed as President and Chief Executive Officer of the Company and Turbodyne Systems under the employment agreement. The employment agreement has a five year term. Mr. Halimi is paid a salary of US $60,000 per year and is entitled to participate in share option plans, share purchase plans and other financial assistance plans at the discretion of the Board of Directors of the Company. Mr. Halimi is entitled to terminate the employment agreement upon three months written notice to the Company.

Mr. Halimi was paid a salary of US $60,000 per year in 1994, 1995, and 1996 and was granted options to purchase 500,000 shares and 200,000 shares of the Company in 1995 and 1997, respectively. The options granted to Mr. Halimi were granted in accordance with the policies of the Vancouver Stock Exchange at a price equal to the 10 day average trading price of the Company's shares for the period immediately prior to granting of the options. Mr. Halimi did not receive any share purchase options in 1994 or 1996. The salary payable to Mr. Halimi is currently under review by the Company's Compensation Committee. The Compensation Committee reports that it anticipates recommending a substantial increase to the salary paid to Mr. Halimi.

The Company has retained Robert Taylor, a director of the Company, as Chief Operating Officer of the Company pursuant to a consultant agreement between the Company and Mr. Taylor dated January 1, 1997. Mr. Taylor will be based at the office of Turbodyne Systems in Carpinteria, California and will be responsible for managing the day to day operations of the Company and providing direction on the business and financial affairs of the Company. The consultant agreement has an initial six month term with automatic renewals for additional six month terms unless Mr. Taylor or the Company elects not to renew. Mr. Taylor is paid a consultant fee of Cdn. $20,833 per month. In addition, the Company has agreed to grant to Mr. Taylor options to acquire 100,000 shares of the Company at prices determined in accordance with the policies of the Vancouver Stock Exchange. Thereafter, Mr. Taylor will be eligible for grants of additional options as a director and officer of the Company.

The services of Leon Nowek, a director of the Company, are provided to the Company pursuant to a management agreement dated August 1, 1994 between the Company and Seeds Investment Corporation ("Seeds"), a private company controlled by Mr. Nowek. The Company pays a management fee of $2,500 per month in consideration of Seeds providing the services of Mr. Nowek as Chief Financial Officer of the Company.

The services of Eugene Hodgson, a director of the Company, are provided to the Company pursuant to an agreement between the Company and E.A. Hodgson & Associates Inc. The Company pays a monthly consultant fee of $8,916 per month in consideration for E.A. Hodgson & Associates Inc. providing the consultant services of Mr. Hodgson in connection with providing investor relations and corporate finance advice to the Company. The consultant fee payable on account of Mr. Halimi's services is currently under review by the Company's Compensation Committee. The Compensation Committee anticipates recommending a substantial increase to the consultant fee payable to Mr. Hodgson.

The Company pays to Wendell Anderson, a director of the Company, a consultant fee of US $1,000 per month in connection with the services provided by Mr. Anderson as a director of the Company.

3.   DIRECTORS AND OFFICERS OF PACIFIC BAJA
     ---------------------------------------

Michael Joyce is party to an employment agreement with Pacific Baja Light Metals and the Company dated September 5, 1996 whereby he is employed as President of Pacific Baja Light Metals. The employment agreement has a three year term. Mr. Joyce is paid a base salary of US $12,500 per month plus an annual cash bonus based on the annual net operating profit of Pacific Baja Light Metal which exceeds US $5,500,000. The maximum bonus payable is 150% of base salary. Mr. Joyce is also entitled to receive options to purchase 50,000 shares of the Company upon the completion of each anniversary of the execution of the employment agreement.

The consulting services of Lennart Renberg are provided to Pacific Baja Light Metals pursuant to a consulting agreement between Pacific Baja, the Company and Lykar Specialties, Inc. ("Lykar Specialties") dated September 5, 1996. The consulting agreement has a three year term. Pacific Baja pays a base consulting fee for Mr. Renberg's services equal to US $12,500 per month plus an annual bonus based on the annual net operating profit of Pacific Baja Light Metals which exceeds US $5,500,000. The maximum bonus payable is 150% of base salary. Options to purchase 50,000 shares of the Company are also to be issued to Lykar Specialties upon each anniversary of the term of the consulting agreement.

4.   OFFICERS OF TURBODYNE SYSTEMS
     -----------------------------

Dr. William Woollenweber is employed as Vice-President-Turbocharger Technology of Turbodyne Systems pursuant to an employment agreement between Dr. Woollenweber and Turbodyne Systems dated September 1, 1995. Dr. Woollenweber was paid an initial salary of $120,000 U.S. per annum for the initial three year term of the employment agreement. The salary was increased to $158,400 U.S. per annum as of January 1997. Dr. Woollenweber provides engineering services related to the design and development for turbocharger and turbocharging systems as applied to internal combustion engines in connection with the Company's Turbodyne products.

David Willett is employed as Vice-President-Electronics and Controller Technology of Turbodyne Systems pursuant to an employment agreement dated January 30,1996 between Mr. Willett and Turbodyne Systems. Mr. Willett was paid an initial salary of $110,000 U.S. for the initial three year term of the employment agreement. The salary was increased to $130,000 U.S. per annum as of January 1997. Mr. Willett provides engineering services in connection with electronic and controller technology for the Company's Turbodyne products.

Ralph Maloof is employed as Vice-President and Chief Engineer of Turbodyne Systems pursuant to an employment agreement between Mr. Maloof and Turbodyne Systems. Mr. Maloof is paid a salary of $120,000 U.S. per annum. Mr. Maloof provides engineering services to the Company as chief of engineering for Turbodyne Systems.

5.   AGGREGATE COMPENSATION
     ----------------------

In aggregate, the Company and its subsidiaries, Turbodyne Systems and Pacific Baja, paid a total of $1,529,600 to its directors and officers for services in all capacities during the fiscal year ended December 31, 1996.


ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM COMPANY OR SUBSIDIARIES
          -----------------------------------------------------------

1.   OPTIONS TO PURCHASE COMMON SHARES
     ---------------------------------

As at June 30, 1997 the Company had outstanding options to purchase common shares as follows:

NUMBER OF SHARES         EXERCISE PRICE      EXPIRY DATE
----------------         --------------      -----------

  150,000                $4.20               July 28, 1997
  250,000                $4.75               August 17, 1997
  422,000                $4.66               December 27, 1997
  431,000                $7.13               February 27, 1997
  475,000                $9.00               September 3, 1998
  305,000                $9.00               September 12, 1998
  480,000                $9.85               January 6, 1999
1,511,500                $6.25               June 6, 2002

The officers and directors of the Company as a group hold an aggregate of 753,000 options to purchase common shares.

The granting of options by the Company to its employees, officers and directors is governed by the policies of the Vancouver Stock Exchange (the "VSE") which require that a company not grant options at a price less than the average 'Market Price' of the company's shares for the ten trading days prior to granting of the options and delivery of notice to the VSE. The 'Market Price' is determined as the closing price of the company's shares as listed on the VSE.

The Board of Directors have approved options to purchase an additional 2,840,000 shares of the Company at a price of $6.25 on or before June 6, 2002. These stock options are to be issued pursuant to a stock option plan approved by the Board of Directors of the Company and the shareholders of the Company.

2.   SHARE PURCHASE WARRANTS
     -----------------------

The Company has outstanding as of April 30, 1997, non-transferable warrants to purchase 33,333 common shares. These warrants were issued pursuant to various private placement subscription agreements and are subject to various hold periods. The following are the particulars of the warrants issued in connection with such private placements, with reference to the number of common shares of the Company issuable upon the exercise of the warrants in connection with each private placement:

NUMBER OF SHARES   EXERCISE PRICE OF WARRANTS        WARRANTS EXPIRY DATE
---------------    --------------------------        --------------------

33,333              $9.00                             September 3, 1997

None of the warrants described above have been exercised as of the date of this Registration Statement. All of the issued and outstanding options and warrants are currently exercisable.

3.   SERIES C SPECIAL WARRANTS
     -------------------------

The Company completed a private placement of Series C special warrants on December 6, 1996 (the "Series C Special Warrant Offering") for total proceeds of $4,500,000. Each Series C Special Warrant is exercisable into one unit (a 'C-Unit') of the Company for no additional consideration at any time prior to the one year anniversary of the issue of the Series C Special Warrant. Each C-Unit shall consist of one Common Share of the Company and one transferable share purchase warrant (a 'C-Warrant'). Each C-Warrant will entitle the subscriber to purchase a further Common Share of the Company at the price of $9.50 per share at any time prior to December 8, 1997.

The Series C Special Warrants will be deemed to be exercised on the earlier of:

     (a) the fifth business day following the date a receipt is issued by the applicable regulatory authorities for a prospectus qualifying the distribution of the C-Units in the Provinces of British Columbia and Ontario; and
     (b)  December 8, 1997.

The Company is obligated to use its best efforts to file a prospectus with the securities commissions in the Provinces of British Columbia and Ontario in order to qualify for re-sale within these provinces of the 500,000 common shares and 500,000 C-Warrants to be issued to the subscribers of the Company's Series C Special Warrant private placement upon conversion of the Series C Special Warrants . Upon issue of a final prospectus receipt by each of the above securities commissions, the 500,000 common shares and 500,000 C-Warrants will be freely tradable within the Provinces of British Columbia and Ontario, subject to additional restrictions under applicable securities legislations. If receipts for a final prospectus are not obtained, the 500,000 common shares and 500,000 C-Warrants will be subject to a hold period and additional restrictions under applicable securities legislation until at least December 6, 1997.

The price for the Series C Special Warrants was determined in accordance with the policies of the Vancouver Stock Exchange applicable to the Company. The policies of the Vancouver Stock Exchange require that a company listed on the Vancouver Stock Exchange not announce private placements at a price less than the closing price of the Company's shares on the trading day immediately prior to the announcement of the private placement, less an applicable discount. The maximum discount available to the Company was 15% from the market price of the Company's shares, assuming the Company's shares are trading at a price greater than $2.00 per share.

4.   SERIES A CONVERTIBLE PREFERENCE SHARES
     --------------------------------------

The Company has entered into a private placement engagement agreement dated June 17, 1997 with GEM Advisors, Inc. ("GEMA") a member of the Global Emerging Markets Group ("GEM") for the placement of convertible preferred shares and warrants with GEM or accredited investors introduced by GEMA.

The Company proposes to issue Class A Preference Shares pursuant to the private placement agreement which will be issued at a price per share equal to $1,000 U.S. and will be convertible into common shares at any time during the period commencing four months from closing and ending three years from closing at the lesser of:

1. A fixed price equal to 110% of the bid price of the common shares at the time of closing, or

2. A floating price varying from 80% to 90% (depending on time outstanding) of the 10-day average closing bid price of the Company's common shares at the time of conversion.

The preference shares will be deemed to be converted three years from closing.

In the event the Company redeems the preference shares, the holders thereof will receive a warrant entitling the holders to purchase for a period of three years, at the fixed price described above, common shares having a value of

33 1/3% of the amount of the funding. The convertible preference shares will have a dividend rate of 7% per annum payable in cash or common shares (at the Company's option) at the time of conversion.

The Company has the option to redeem the preference shares in consideration for:

     i. a cash payment equal to the value of the common shares issuable upon conversion based on the lesser of 110% of the bid price of the Company's shares at the date of closing or 80% of the 10 day average closing bid price at the time of conversion; and

     ii. a warrant at 110% of the bid price of the Company's shares at the date of closing to purchase a number of common shares equal in value, based on 110% of the bid price of the Company's shares at the date of closing, to the preference shares, with a term expiring concurrently with that of the original preference shares.

Funding is expected to take place in two tranches, with the first tranche of US $2,500,000 expected to close no later than July 30, 1997 and the second tranche of US $2,500,000 to close at a date to be mutually agreed approximately 120 days after the first closing. The proceeds will be used by the Company for working capital. The Company will pay a fee equal to 3% of the gross proceeds raised to GEM.

As a condition of funding, the Company will be required to delist it shares from the Vancouver Stock Exchange. The shares will continue to trade on the Nasdaq Small Cap Market. The Company is also required to file a registration statement with the United States Securities and Exchange Commission for the common shares underlying the preference shares and warrants and to use commercially reasonable efforts to cause the registration statement to be effective on or before four months from the issuance of the preference shares.

The financing is subject to completion of satisfactory due diligence investigations by GEM and the execution of formal legal documents by the Company and the investors. There is no assurance the financing will be completed timely or at all.


ITEM 13.      INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS
              ----------------------------------------------

1.   MATERIAL AGREEMENTS
     -------------------

Edward M. Halimi, a director of the Company, transferred all assets comprising the Turbodyne Technology, as of the date of the transfer, to Turbodyne Systems in consideration for the issue to Halimi of 100 common shares of Turbodyne Systems, being all of the issued and outstanding shares of Turbodyne Systems. The Company acquired all of the issued and outstanding shares in Turbodyne Systems from Halimi pursuant to an agreement dated July 15, 1993 and amended by amendment agreements dated October 1, 1993 and December 31, 1993 whereby the Company issued 1,000,000 common shares to Halimi.

Pursuant to an agreement between the Company and Centrepoint Equities Inc. ("Centrepoint"), the Company pays Centrepoint $2,500 per month in consideration of Centrepoint providing office space and secretarial and reception services to the Company. During the fiscal year ended December 31, 1996 a total of $30,000 was paid or is payable to Centrepoint pursuant to this agreement. Centrepoint is a non-reporting British Columbia company, the shares of which are owned by Leon E. Nowek, a director of the Company.

2.   STOCK OPTIONS
     -------------

Management has an interest in the stock options and share purchase warrants described under Items 4 and Items 12 of this Report.

                                 PART II


ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED
          -----------------------------------------

Inapplicable

                                 PART III


ITEM 15.  DEFAULTS UPON SENIOR SECURITIES
          -------------------------------

Inapplicable

ITEM 16.  CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR
          REGISTERED SECURITIES
          -------------------------------------------------

Inapplicable


                                  PART IV


ITEM 17.  FINANCIAL STATEMENTS
          --------------------

See "Item 19. Financial Statements and Exhibits" for a list of those Financial Statements of the Company which follows.

ITEM 18.  FINANCIAL STATEMENTS
          --------------------

Inapplicable

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS
          ---------------------------------

(a)  INDEX TO FINANCIAL STATEMENTS
     -----------------------------

     (a) Audited Financial Statements of the Company for the period ending December 31, 1996, with U.S. GAAP reconciliation:

          - Auditors Report
          - Consolidated Balance Sheet
          - Consolidated Statements of Operations and Deficit
          - Consolidated Statements of Stockholders' Equity
          - Consolidated Statements of Cash Flows
          - Notes to Consolidated Financial Statements

     (b) Consent letter of Morgan & Company, in regard to the inclusion of Independent Auditors' Reports in the Report.


(b)  EXHIBITS
     --------
     1(a) Certificate of Incorporation of Dundee Resources Corp. dated May 18, 1983. Incorporated herein by reference to Exhibit 1(a) to the Company's Registration Statement on Form 20-F filed on September 18, 1996.

     1(b) Articles of Dundee Resources Corp. Incorporated herein by reference to Exhibit 1(b) to the Company's Registration Statement on Form 20-F filed on September 18, 1996.

     1(c) Memorandum of Dundee Resources Corp. Incorporated herein by reference to Exhibit 1(c) to the Company's Registration Statement on Form 20-F filed on September 18, 1996.

     1(d) Certificate of Name Change from Dundee Resources Corp. to Clear View Ventures Inc. dated January 20, 1993.
               Incorporated herein by reference to Exhibit 1(d) to the Company's Registration Statement on Form 20-F filed on September 18, 1996.

     1(e) Amended Memorandum of Clear View Ventures Inc. Incorporated herein by reference to Exhibit 1(e) to the Company's Registration Statement on Form 20-F filed on September 18, 1996.

     1(f) Certificate of Name Change from Clear View Ventures Inc. to Turbodyne Technologies Inc. dated April 28, 1994.
               Incorporated herein by reference to Exhibit 1(f) to the Company's Registration Statement on Form 20-F filed on September 18, 1996.

     1(g) Amended Memorandum of the Company. Incorporated herein by reference to Exhibit 1(g) to the Company's Registration Statement on Form 20-F filed on September 18, 1996.

     1(h)      Articles of the Company. Incorporated herein by reference to
               Exhibit 1(h) to the Company's Registration Statement on Form 20-F filed on September 18, 1996.

     1(i) Articles of Continuation of the Company. Incorporated herein by reference to Exhibit 1(i) to the Company's Registration Statement on Form 20-F filed on September 18, 1996.

     1(j)      By-laws of the Company adopted upon Continuation.
               Incorporated herein by reference to Exhibit 1(j) to the Company's Registration Statement on Form 20-F filed on September 18, 1996.

     1(k)      Certificate of Continuation under the CANADA BUSINESS
               CORPORATIONS ACT.

     2(a) Specimen Common Share Certificate. Incorporated herein by reference to Exhibit 2(a) to the Company's Registration Statement on Form 20-F filed on September 18, 1996.

     3(i) Employment Agreement between the Company and Edward M. Halimi. Incorporated herein by reference to Exhibit 3(i) to the Company's Registration Statement on Form 20-F filed on September 18, 1996.

     3(ii)     Management Agreement between the Company and Seeds
               Investment Corporation.  Incorporated herein by reference to
               Exhibit 3(ii) to the Company's Registration Statement on Form 20-F filed on September 18, 1996.

     3(iii) Sub-Lease between American Appliance, Inc. and Carole D. King dated December 1, 1994 for Carpinteria Property. Incorporated herein by reference to Exhibit 3(iii) to the Company's Registration Statement on Form 20-F filed on September 18, 1996.

     3(iv) Distribution Agreement between Turbodyne Systems and Granatelli Performance, Inc. Incorporated herein by reference to Exhibit 3(iv) to the Company's Registration Statement on Form 20-F filed on September 18, 1996.

     3(v) Acquisition Agreement between the Company, Pacific Baja Light Metals Holding Inc., and Lenart Renberg, Michael Joyce, Sadayappa Durairaj Family Trust, Naresh Saxens and Mugerdish Balabanian dated March 15, 1996. Incorporated herein by reference to Exhibit 3(v) to the Company's Registration Statement on Form 20-F filed on September 18, 1996.

     3(vi) Amendment Agreement between the Company, Pacific Baja Light Metals Holding Inc., and Lenart Renberg, Michael Joyce, Sadayappa Durairaj Family Trust, Naresh Saxens and Mugerdish Balabanian dated June 14, 1996. Incorporated herein by reference to Exhibit 3(vi) to the Company's Registration Statement on Form 20-F filed on September 18, 1996.

     3(vii) Line of Credit Agreement between Optima Wheel and Wells Fargo Bank dated September 1, 1995.

     3(viii) Line of Credit Agreement between Pacific Baja Light Metals and Wells Fargo Bank dated September 1, 1995.

     3(ix) Employment Agreement between Pacific Baja Light Metals, the Company and Michael Joyce dated September 5, 1996.

     3(x) Consulting Agreement between Pacific Baja Light Metals, the Company and Lykar Specialties, Inc. dated September 5, 1996.

     3(xi) Agreement in Principle between Turbodyne Systems, Inc. and Kuhnle, Kopp & Kausch AG dated April 11, 1997.

     3(xii) Supply Agreement between Baja Oriente and AlliedSignal dated September 1, 1994.


                                 SIGNATURE
                                 ---------


Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.




               TURBODYNE TECHNOLOGIES INC.
               (COMPANY)


               /s/ Edward M. Halimi

               EDWARD M. HALIMI
               PRESIDENT AND DIRECTOR
               (AUTHORIZED SIGNATORY)


DATE:  July 11, 1997

                           TURBODYNE TECHNOLOGIES INC.
                           --------------------------


                        CONSOLIDATED FINANCIAL STATEMENTS
                        ---------------------------------

                           DECEMBER 31, 1996 AND 1995
                           --------------------------
                          (Stated in Canadian Dollars)
                                    (Revised)

             [LETTERHEAD OF MORGAN & COMPANY, CHARTERED ACCOUNTANTS]


                                AUDITORS' REPORT

To the Shareholders of
Turbodyne Technologies Inc.


We have audited the revised consolidated balance sheets of Turbodyne Technologies Inc. as at December 31, 1996 and 1995 and the revised consolidated statements of operations and deficit, stockholders' equity and cash flows for the years ended December 31, 1996, 1995, and 1994. These revised consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these revised consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall revised financial statement presentation.

In our opinion, these revised consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1996 and 1995 and the results of its operations and its cash flows for the years ended December 31, 1996, 1995, and 1994 in accordance with generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

In our report dated February 14, 1997, except for the last paragraph of Note 5(A) which is as of March 12, 1997, we reported that in our opinion the consolidated financial statements presented fairly, in all material respects, the financial position of the Company as at December 31, 1996 and 1995 and the results of its operations and the changes in its cash flows for the years then ended in accordance with generally accepted accounting principles. Subsequent to March 12, 1997, the Company has revised these consolidated financial statements as explained in Note 13. Therefore, our report dated February 14, 1997, except for the last paragraph of Note 5(A) which is as of March 12, 1997, has been withdrawn.


Vancouver, B.C.                                          /s/ Morgan & Company


February 14, 1997, except for the last paragraph         Chartered Accountants
  of Note 5(A) which is as of March 12, 1997,
  Note 2, Note 13 and Note 14(a) which are as of
  May 14, 1997 and Notes 14(b), 14(c), 14(d),
  and 14(e), which are as of June 17, 1997.

                           TURBODYNE TECHNOLOGIES INC.
                           --------------------------

                           CONSOLIDATED BALANCE SHEETS
                           ---------------------------
                    (Stated in thousands of Canadian dollars)
                                        December 31,   December 31,
                                            1996            1995
                                        ----------     -----------
                              ASSETS     (revised)
CURRENT
   Cash                                   $  4,304      $   309
   Accounts receivable                       8,161           51
   Advances receivable                         113          113
   Inventories (Note 3)                      4,730          -
   Prepaid expenses and deposits             1,166           93
   Deferred tax asset                          341          -
                                          --------      -------
                                            18,815          566
CAPITAL ASSETS (Note 4)                     15,703          638
PRODUCT DEVELOPMENT COSTS                    8,705        3,771
GOODWILL                                    21,234         -
OTHER                                           38          227
                                          --------      -------
                                          $ 64,495      $ 5,202
                                          ========      =======

                             LIABILITIES
CURRENT
   Accounts payable and accrued
     liabilities                          $  6,169      $   251
   Notes payable (Note 5)                    1,286          223
   Current portion of long term debt         1,396            9
                                          --------      -------
                                             8,851          483
LONG TERM DEBT (Note 6)                      7,211           20
DEFERRED INCOME TAXES                        1,455          -
                                          --------      -------
                                            17,517          503
                                          --------      -------

                              SHAREHOLDERS' EQUITY
SHARE CAPITAL (Note 7)
   Authorized:
      100,000,000 Common shares without par value
      100,000,000 Class A preference shares with a par value of $10
      100,000,000 Class B preference shares with a par value of $50
   Issued and outstanding:
      23,580,098 Common shares (of which
        4,150,000 are held in escrow) at
        December 31, 1996 and 16,542,121
        common shares (of which 4,150,000
        shares are held in escrow) at
        December 31, 1995                   30,438        7,139

      3,750,000 Series "A" special warrants
        and 500,000 Series "C" special
        warrants at December 31, 1996 and
        0 at December 31, 1995              21,928          -
      Add share subscriptions received
        0 at December 31, 1996 and
        129,767 shares at December 31, 1995    -            463
DEFICIT                                     (5,461)      (2,903)
CUMULATIVE TRANSLATION ADJUSTMENT               73          -
                                          --------      -------
                                            46,978        4,699
                                          --------      -------
                                          $ 53,473      $ 5,202
                                          ========      =======

Approved by the Board of Directors:


     "Leon E. Nowek"                          "Eugene A. Hodgson"
----------------------------------       -----------------------------------

                           TURBODYNE TECHNOLOGIES INC.
                           ---------------------------

                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
               --------------------------------------------------
        (In thousands of Canadian dollars, except per share information)



                          Year ended     Year ended    Year ended
                          December 31,   December 31,  December 31,
                             1996            1995         1994
                          ------------   -----------   -----------
                           (revised)

NET SALES                    $ 19,007      $   -        $   -

COST OF GOODS SOLD             16,498          -            -
                            --------       -------     -------

GROSS PROFIT                    2,509          -            -

OPERATING EXPENSES              5,061        1,528          936
                             -------       -------     --------

OPERATING LOSS                 (2,552)      (1,528)        (936)
                             -------       -------     --------

NON OPERATING ITEMS
   Interest income                373          -            -
   Interest expense              (491)         -            -
   Other                           56          -            -
   Amortization of goodwill      (545)         -            -
                             -------       -------     -------
                                 (607)         -            -
                             -------       -------     -------

LOSS BEFORE PROVISION FOR
  INCOME TAXES                 (3,159)      (1,528)        (936)

INCOME TAXES RECOVERED            601          -            -
                             -------       -------     -------

NET LOSS FOR THE YEAR          (2,558)      (1,528)        (936)

DEFICIT, BEGINNING OF YEAR     (2,903)      (1,375)        (112)
                             -------       -------     -------
                               (5,461)      (2,903)      (1,048)
NET ASSET DEFICIENCY OF LEGAL
  PARENT AT DATE OF REVERSE
  TAKE-OVER TRANSACTION           -            -           (327)
                             -------       -------     -------

DEFICIT, END OF YEAR         $ (5,461)     $(2,903)     $(1,375)
                            ========       =======     =======

LOSS PER SHARE                 $(0.19)      $(0.16)      $(0.18)
                            ========       =======     =======

WEIGHTED AVERAGE NUMBER
  OF COMMON SHARES
   OUTSTANDING             16,641,217    9,805,870    5,106,385
                          ==========     =========   =========

                           TURBODYNE TECHNOLOGIES INC.
                           --------------------------

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 -----------------------------------------------
                    (Stated in thousands of Canadian Dollars)
                                    (revised)

                               Number of                Accumulated
                                Shares        Amount      Deficit      Total
                               --------       ------    -----------    -----
Balance at date of inception,
  April 30, 1993                    -        $    -       $   -     $   -
Issuance of stock for
  project development
  costs                               100       1,147         -        1,147
Net loss                            -             -          (112)      (112)
                                ---------    ---------    -------    -------
Balance December 31, 1993             100       1,147        (112)     1,035
Exchange of stock to
  acquire subsidiary
   Turbodyne Systems Inc.            (100)        -            -        -
   Turbodyne Technologies Inc.  1,078,052         -            -        -
Issuance of stock to acquire
  subsidiary
   Common stock                 1,100,000         -            -        -
   Escrow performance stock     4,000,000          40          -          40

Issuance of common stock        4,485,000       1,629          -       1,629
Net asset deficiency of legal
  parent at date of reverse
  take-over transaction             -             -          (327)      (327)
Net loss                            -             -          (936)      (936)
                               ----------     -------     -------    -------
Balance December 31, 1994      10,663,052       2,816      (1,375)     1,441
Issuance of common stock        5,879,069       4,323         -        4,323
Share subscriptions received      129,767         463         -          463
Net loss                            -             -        (1,528)    (1,528)
                               ----------     -------     -------    -------
Balance December 31, 1995      16,671,888       7,602      (2,903)     4,699
Issuance of common stock        6,908,210      22,836                 22,836
Issuance of special warrants    4,250,000      21,928         -       21,928
Cumulative translation
  adjustment                        -             -            73         73

Net Loss                            -             -        (2,558)    (2,558)
                               ----------     -------     -------   --------


Balance December 31, 1996      27,830,098    $ 52,366     $(5,388)  $ 46,978
                               ==========    ========     =======   ========

                           TURBODYNE TECHNOLOGIES INC.
                           --------------------------

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                    (Stated in Thousands of Canadian Dollars)

                                     Year ended    Year ended      Year ended
                                     December 31,  December 31,    December 31,
                                          1996        1995            1994
                                      ----------   -----------     -----------
                                       (revised)
CASH FLOW FROM OPERATING
  ACTIVITIES
   Loss for the year                   $ (2,558)    $(1,528)       $  (936)
                                       --------     -------        -------
ADJUSTMENTS TO RECONCILE
  LOSS TO NET CASH USED
  BY OPERATING ACTIVITIES
   Depreciation and amortization          1,591           6              1
   Change in accounts
     receivable                          (8,110)        (51)           -
   Change in advances
     receivable                             -          (112)           -
   Change in inventories                 (4,730)        -              -
   Changed in deferred tax asset           (383)        -              -
   Change in prepaid expense             (1,073)        (62)           (32)
   Change in accounts payable             5,918        (162)            77
                                        -------      ------         ------
TOTAL ADJUSTMENTS                        (6,787)       (381)            46
                                        -------      ------         ------
NET CASH USED IN OPERATING
  ACTIVITIES                             (9,345)     (1,909)          (890)
                                        -------      ------         ------
CASH FLOW FROM INVESTING
  ACTIVITIES
   Capital assets (net of
     depreciation allocated
     to product development
     costs)                              (4,502)       (482)            (4)
   Product development costs             (4,820)     (2,066)          (493)
   Acquisition of subsidiary            (31,705)        -              -
   Net asset deficiency of
     legal parent
     at date of reverse
     take-over transaction                  -           -             (327)
   Other                                    (38)       (227)           -
                                        -------      ------         ------
NET CASH USED IN INVESTING
  ACTIVITIES                            (41,065)     (2,775)          (824)
                                        -------      ------         ------
CASH FLOW FROM FINANCING
  ACTIVITIES
   Issuance of common stock              22,836       4,323          1,669
   Issuance of special warrants          21,928         -              -
   Share subscriptions
     received                               -           463            -
   Change in notes payable                1,063         178             45
   Change in long term debt               8,578          29            -
                                        -------      ------         ------
NET CASH PROVIDED BY FINANCING
  ACTIVITIES                             54,405       4,993          1,714
                                        -------      ------         ------
NET INCREASE IN CASH AND CASH
  EQUIVALENTS                             3,995         309            -
CASH AND CASH EQUIVALENTS,
  BEGINNING OF YEAR                         309         -              -
                                        -------      ------         ------
CASH AND CASH EQUIVALENTS,
  END OF YEAR                          $  4,304     $   309        $   -
                                       ========     =======        =======

                           TURBODYNE TECHNOLOGIES INC.
                           --------------------------

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     --------------------------------------
                                   (Continued)

         (Stated in Thousands of Canadian Dollars, except share amounts)




SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

   Cash paid during the year for:


                          Year ended      Year ended      Year ended
                         December 31,    December 31,    December 31,
                             1996           1995              1994
                          ----------     -----------     -----------
      Interest             $ 499             $ 84            $ 9
                           =====             ====            ===

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

   During the year ended December 31, 1996, Turbodyne Technologies Inc. acquired 100% of Pacific Baja Light Metals Corp. by making a cash payment of $16,320 and by issuing 3,076,923 common shares.

                           TURBODYNE TECHNOLOGIES INC.
                           --------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

                           DECEMBER 31, 1996 AND 1995
                           --------------------------
                    (Stated in thousands of Canadian Dollars)
                                    (revised)




1.    a) NATURE OF OPERATIONS

      The Company was incorporated under the Company Act of the Province of British Columbia, Canada, and was continued under the Canada Business Corporations Act on December 3, 1996. The Company is engaged in the following business operations through its U.S. subsidiaries:

      i) the manufacture of aluminum cast automotive products, including engine components and specialty wheels; and

      ii) the development of products to enhance performance and reduce emissions of internal combustion engines.

   b) SIGNIFICANT ACCOUNTING POLICIES

      i)   Consolidation

           These financial statements include the accounts of the Company and its wholly owned U.S. subsidiaries Turbodyne Systems, Inc. and Pacific Baja Light Metals Corp. All significant intercompany accounts and transactions have been eliminated in consolidation.

      ii)  Cash and Cash Equivalents

           For the purpose of reporting cash flows, the Company considers all time deposits, certificates of deposit and highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

      iii) Fair Value of Financial Instruments

           The respective carrying value of certain on-balance-sheet financial instruments, approximate their fair values. These financial instruments include cash, accounts receivable, advances receivable, accounts payable and accrued liabilities, bank credit lines and other conventional debt financing.

      iv)  Inventories

           Inventories are stated at the lower of cost or market. For the materials portion of inventories, the cost is determined using the LIFO (last-in, first-out) method. For the other components of inventories (labour and overhead) the cost is determined using the FIFO (first-in, first-out) method.

                           TURBODYNE TECHNOLOGIES INC.
                           ---------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

                           DECEMBER 31, 1996 AND 1995
                           --------------------------
                    (Stated in thousands of Canadian Dollars)
                                    (revised)

   b) SIGNIFICANT ACCOUNTING POLICIES (Continued)

      v)   Depreciation

           Property, plant and equipment is recorded at its historical cost and is being depreciated using the straight-line method over their estimated useful lives. Leasehold improvements are depreciated over the lesser of its useful life or the life of the lease. The following is a summary of depreciable life by asset type:

           Building                                          30 years
           Furniture and fixtures                        5 - 10 years
           Machinery and equipment                       7 - 15 years
           Transportation equipment                           5 years
           Leasehold improvements                        8 - 10 years

      vi)  Product Development Costs

           The Company is deferring all engineering, design consulting and other costs directly related to the ongoing development and commercialization of its Turbodyne System to be amortized against related revenues when production commences.

      vii) Goodwill

           Goodwill, representing the excess of acquisition costs of shares over the assigned value of net assets acquired, is being amortized on a straight line basis over 20 years.

      viii)  Leases

           Leases are classified as capital or operating leases. Leases which transfer substantially all of the benefits and risks incident to ownership of property are accounted for as capital leases. Assets acquired under capital leases are amortized on a straight-line method over five years. All other leases are accounted for as operating leases and the related lease payments are charged to expense as incurred.

      ix)  Non-Monetary Transactions

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

                           TURBODYNE TECHNOLOGIES INC.
                           --------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

                           DECEMBER 31, 1996 AND 1995
                           --------------------------
         (Stated in thousands of Canadian Dollars, except share amounts)
                                    (revised)

   b) SIGNIFICANT ACCOUNTING POLICIES (Continued)

      x)   Foreign Currency Translation

           The financial statements of Pacific Baja Light Metals Corp., a self-sustaining foreign subsidiary, are translated using the current method whereby the balance sheet is translated at year end exchange rates and revenues and expenses at the average exchange rate for the period. Adjustments arising from the translation of the subsidiary's financial statements are included as a separate component of shareholders' equity.

           The financial statements of Turbodyne Systems, Inc., a fully integrated foreign subsidiary, are translated using the temporal method whereby monetary assets and liabilities are translated at year end rates, non-monetary items at historical rates and expenses at the average rate for the year. Gains or losses from exchange translations are included in the results of operations.

      xi)  Income Taxes

           During 1993, the Company adopted Statement of Financial Accounting Standards No. 109 - "Accounting for Income Taxes" (SFAS 109). This standard requires the use of an asst and liability approach for financial accounting and reporting on income taxes. It is more likely than not that some portion of all of a deferred tax asset will not be realized, a valuation allowance is recognized.

      xii) Loss Per Share

           Loss per share is based on the weighted average number of common shares outstanding during the year. Since the Company's stock options, warrants and escrow shares are anti-dilutive, they have not been included in the calculation.

      xiii)  Basis of Presentation

           These financial statements are prepared in accordance with accounting principles generally accepted in Canada. Had they been prepared in accordance with accounting principles generally accepted in the United States, the following differences in the measurement of income, results of operations and shareholders' equity would have resulted:

           a) The $1,147 value attributed to the 100 shares of Turbodyne Systems, Inc., issued in consideration of the accumulated time and out-of-pocket expenditures incurred in the development of the "Turbodyne System" prior to its acquisition by Turbodyne Systems, Inc. would have been charged to shareholders' equity, not capitalized as project development costs.

                           TURBODYNE TECHNOLOGIES INC.
                           --------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   -------------------------------------------

                           DECEMBER 31, 1996 AND 1995
                           --------------------------
     (Stated in thousands of Canadian Dollars, except per share information)
                                    (revised)

   b) SIGNIFICANT ACCOUNTING POLICIES (Continued)

      xiii)   Basis of Presentation (continued)

           b) Ongoing product development costs would have been charged to expense as incurred not capitalized on the balance sheet.

      As such, these financial statements would be changed as follows:

               Consolidated Statement of Operations and Deficit:

                                      1996           1995          1994
                                     --------      --------      --------
Loss for the period shown on the
  financial statements               $ (2,558)     $(1,528)       $  (936)

Increase in loss resulting from
  charging project development
  costs to expense                     (4,820)      (2,066)          (493)
                                     --------      -------        -------

Loss according to generally
  accepted accounting principles
  in the U.S.                          (7,378)      (3,594)        (1,429)

Accumulated deficit, beginning
  of period                            (6,788)      (3,194)        (1,439)
                                     --------      -------       --------
                                      (14,166)      (6,788)        (2,868)

Net asset deficiency of legal
  parent at date of reverse
  take-over transaction                   -            -             (327)
                                     --------      -------        --------
Accumulated deficit end of year
  according to generally accepted
  accounting principles
  in the U.S.                        $(14,166)     $(6,788)       $(3,195)
                                     ========      =======        =======

Loss per share - U.S. GAAP             $(0.44)      $(0.37)        $(0.28)
                                       ======       ======         ======

                           TURBODYNE TECHNOLOGIES INC.
                           --------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   -------------------------------------------

                           DECEMBER 31, 1996 AND 1995
                           --------------------------
                          (Stated in Canadian Dollars)
                                    (revised)

                                                      1996           1995
                                                      ----           ----
Consolidated Balance Sheet:
Product development costs as shown
  on the balance sheet                            $  8,705        $ 3,885
Change as a result of (a) above
   Reverse capitalization of product
     development costs acquired for shares          (1,147)        (1,147)
Change as a result of (b) above
   Reverse capitalization of ongoing product
     development costs                              (7,558)        (2,738)
                                                  --------        -------
Product development costs according to
  generally accepted accounting principles
  in the U.S.                                     $    -          $   -
                                                  ========        =======
Accumulated deficit as shown on the balance
  sheet                                           $ (5,461)       $(2,903)
Change as a result of (a) above
   Charge value attributed to product
     development costs acquired for shares
     to shareholders' equity                        (1,147)        (1,147)
Change as a result of (b) above
   Charge ongoing product development costs
     to expense                                     (7,558)        (2,738)
                                                  --------        -------
Accumulated deficit according to generally
  accepted accounting principles in the U.S.      $(14,166)       $(6,788)
                                                  ========        =======


                           TURBODYNE TECHNOLOGIES INC.
                           --------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

                           DECEMBER 31, 1996 AND 1995
                           --------------------------
         (Stated in thousands of Canadian Dollars, except share amounts)
                                    (revised)



Consolidated Statement of Stockholders' Equity:

                           NUMBER                ACCUMULATED
                         OF SHARES     AMOUNT      DEFICIT        TOTAL
                         ----------    ------    -----------      -----
Balance December 31,
  1996 as shown on the
  consolidated
  financial
  statements             27,830,098   $ 52,366    $ (5,461)     $ 46,905

Project development
  costs acquired
  for shares                                        (1,147)       (1,147)


Increase in net loss
  due to charging
  ongoing project
  development
  costs to
  expense                                           (7,558)       (7,558)
                         ----------    -------     -------       -------


Balance December 31,
  1996, according to
  generally accepted
  accounting
  principles
  in the U.S.            27,830,098   $ 52,366    $(14,166)     $ 38,200
                         ==========   ========    ========      ========


                           TURBODYNE TECHNOLOGIES INC.
                           --------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   -------------------------------------------

                           DECEMBER 31, 1996 AND 1995
                           --------------------------
         (Stated in thousands of Canadian Dollars, except share amounts)
                                    (revised)



2.    BUSINESS ACQUISITION

   Effective July 2, 1996, the Company acquired all the issued and outstanding shares of Pacific Baja Light Metals Corp. ("Pacific Baja"). This acquisition has been accounted for using the purchase method with the results of operations of Pacific Baja Light Metals Corp. for the period subsequent to July 2, 1996 being included in these consolidated financial statements. pacific Baja is a manufacturer and distributor of after-market automotive wheels, compressor housings and manifolds, to wholesale distributors and original equipment manufacturers in the United Sates and abroad.

   Details of this acquisition are as follows:

   Fair value of net assets acquired:
      Net working capital                         $  2,098
      Capital assets                                11,749
      Long term debt                                (1,635)
      Deferred income taxes                         (1,394)
                                                  --------
      Net tangible assets                           10,818
      Goodwill                                      20,887
                                                  --------
      Cost of the acquisition                     $ 31,705
                                                  ========
   Consideration:

      Cash resources                              $ 16,320

      Common shares issued (3,076,923 common
        shares with a deemed fair market
        value of $5.00 per share)                   15,385
                                                  --------
                                                  $ 31,705
                                                  ========

3.    INVENTORIES

                                                    1996            1995
                                                   -------         ------
   Finished goods                                  $ 1,794         $  -
   Work in progress                                    893            -
   Raw materials                                     2,043            -
                                                   -------         -----
                                                   $ 4,730         $  -
                                                   =======         =====

                           TURBODYNE TECHNOLOGIES INC.
                           --------------------------


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

                           DECEMBER 31, 1996 AND 1995
                           --------------------------
                    (Stated in thousands of Canadian Dollars)
                                    (revised)

4.    CAPITAL ASSETS

                                                 1996     1995
                                               ------    ------
   Land                                        $     95    $  -
   Buildings                                         25       -
   Furniture and fixtures                           343      149
   Machinery and equipment                       12,542      241
   Transportation equipment                         618       91
   Leasehold improvements                         2,642      116
                                               --------    -----
                                                 16,265      597
   Less accumulated depreciation                 (1,280)    ( 73)
                                               --------    -----
                                                 14,985      524
   Machinery under construction                     469       -
   Patents and trademarks                           249      114
                                               --------    ------

                                               $ 15,703    $ 638
                                               ========    ======

   The Company was committed to purchase manufacturing machinery at December 31, 1996 of $195.

   Of the property, plant and equipment listed above, the assets located at the production facility in Ensenada, Mexico have a net book value of approximately $5,108 (1995 - $4,678).


5.    NOTES PAYABLE

                                                    1996      1995
                                                  -------    -----
   (A)     Lines of credit                        $ 6,080    $  -
             Less amounts reclassified as
               long-term debt                       4,794       -
                                                  -------    -----
                                                    1,286       -
                                                  -------    -----

   (B)     Promissory note                            -         11

   (C)     Short term interest free loan              -        212
                                                  -------    -----

                                                  $ 1,286    $ 223
                                                  =======    =====

   (A) The Company's subsidiary, Pacific Baja, has an $8,000 U.S. line of credit agreement with a bank, secured by all receivables, inventory and equipment. The borrowings bear interest at LIBOR (5.55% at December 31, 1996) plus 2% or prime (8.25% at December 31, 1996). The note is due November 1998 and is annually reviewed for a continuing two year commitment. Advances are limited to 30% of eligible inventory (up to a maximum of $2,500) and 80% of eligible accounts receivable and contains a seasonal over advance up to $500 from April through July each year.

                           TURBODYNE TECHNOLOGIES INC.
                           --------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

                           DECEMBER 31, 1996 AND 1995
                           --------------------------
         (Stated in thousands of Canadian Dollars, except share amounts)
                                    (revised)


5.    NOTES PAYABLE (Continued)

      Management has classified the portion of the lines of credit that are not expected to be repaid during 1997 as long-term.

      At December 31, 1996, the Company was in violation of certain liquidity ratios and net worth covenants. Subsequent to December 31, 1996, the bank waived these violations through June 30, 1997, and the bank has agreed to amend the covenants so that the Company is anticipated to be in compliance with all covenants through at least January 1, 1998.

   (B) Promissory note, repayable at $517 per month, including interest at 10% per annum.
   (C) Short term interest free loan, secured by the personal guarantee of two of the Company's directors. As additional consideration for the loan, the Company issued 233,333 shares at a deemed value of $0.36 per share and agreed to pay a royalty of $5 U.S. on each Turbodyne unit sold to a maximum of $1 million U.S. A finder's fee of 116,667 common shares at a deemed value of $0.36 per share was issued in connection with the loan.

6.  LONG TERM DEBT

                                                       1996        1995
                                                     -------      ------
   Notes payable to a bank, interest at
     prime rate (8.25% at December 31,
     1996) plus 1% with monthly installments
     of $49, including interest,
     secured by equipment, maturing
     September 1997.                                 $ 1,372       $  -
   Notes payable, interest ranging from
     7% to 15%, with monthly installments
     of $106, including interest,
     secured by equipment, maturing at
     various dates through 1999.                       2,252          -
   Long-term portion of lines of credit                4,794
   Other                                                  22          29

   Capital lease obligations                             167          -
                                                     -------       -----
                                                       8,607          29
   Less:  current portion                              1,396           9
                                                     -------       -----
                                                     $ 7,211       $  20
                                                     =======       =====


                           TURBODYNE TECHNOLOGIES INC.
                           --------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

                           DECEMBER 31, 1996 AND 1995
                           --------------------------
                 (In thousands of dollars, except share amounts)
                                    (revised)




6.  LONG TERM DEBT (Continued)

   Aggregate maturities of long-term debt for the years ending December 31, are as follows:

                         1997              $ 1,510
                         1998              $ 5,898
                         1999              $   863
                         2000              $    85
                         2001              $   251

   The Company leases various equipment under the terms of a capital lease. The following is a schedule of future minimum lease payments over the life of the lease:

                         1997                $  54
                         1998                   59
                         1999                   45
                         2000                   32
                         2001                   15
                                             -----
                                               205
   Less amount representing interest
     ranging from 9.3% to 11.3%                 38
                                             -----
   Balance of obligation                     $ 167
                                             =====

7.    SHARE CAPITAL

   a) Of the Company's issued and outstanding shares 4,150,000 are held in escrow to be released in accordance with a formula based on cumulative cash flow of the Company.

   b) As at December 31, 1996, the Company had outstanding share purchase warrants entitling the holders to acquire 339,730 common shares at exercise prices of $4.35 to $9.50 per share.

   c) As at December 31, 1996, the Company had outstanding directors and employees incentive stock options to acquire 2,300,500 common shares at exercise prices of $1.65 to $9.00 per share.

                           TURBODYNE TECHNOLOGIES INC.
                           ---------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

                           DECEMBER 31, 1996 AND 1995
                           --------------------------
                 (In thousands of dollars, except share amounts)
                                    (revised)



8.    SPECIAL WARRANTS

   On July 2, 1996 the Company completed a private placement of 3,750,000 Series "A" special warrants at a price of $5.00 per special warrant for net proceeds of $17,976,595 after deducting costs of the issue. Commission paid to the brokers was 10% of the gross proceeds and the brokers elected to receive the commission in special warrants (375,000 Series "A" Special Warrants issued). Each Series "A" special warrant can be exercised into one unit of the Company for no additional consideration. Each unit consists of one common share and one non transferable share purchase warrant. The share purchase warrant will entitle the holder to purchase one common share at

   $5.50 per share until July 2, 1997.

   On December 7, 1996 the Company completed a brokered private placement of 500,000 Series "C" special warrants at a price of $9.00 per special warrant for net proceeds of $3,951,196 after deducting costs of the issue. Each "C" special warrant can be exercised into one unit of the Company for no additional consideration. Each unit consists of one common share and one-half of one non-transferable share purchase warrant. Each whole Series "C" share purchase warrant will entitle the holder to purchase one common share at $9.50 per share for a period of one year. Commissions paid to the broker was 10% of the gross proceeds and the broker elected to receive the commission in cash.

   The Company has undertaken to use its best efforts to file and obtain a receipt for a prospectus qualifying the distribution of the Series "A" and "C" units on the exercise of the Series "A" and "C" special warrants, within 90 days following the closing date of the Series "C" special warrants. In the event that the prospectus is not receipted in the 90 day period, then the Series "C" units will consist of one common share and one share purchase warrant.


9.    INCOME TAXES

   At December 31, 1996, the Company has approximately $11,750 in net operating loss carryforwards available to offset future taxable income. These carryforwards, if unused, will expire from 2001 to 2010. The potential income tax benefits related to these items have not been reflected in the accounts.

                           TURBODYNE TECHNOLOGIES INC.
                           --------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

                           DECEMBER 31, 1996 AND 1995
                           --------------------------
                    (Stated in thousands of Canadian dollars)
                                    (revised)

10.   COMMITMENTS

   a) Consulting Commitments

      The Company has entered into consulting commitments for assistance in management development, international marketing, licensing and financing, technical and educational services.

      The commitment under these contracts for the next five years is as follows:

                        1997       $ 429
                        1998       $ 199
                        1999       $ 180
                        2000       $ 180
                        2001       $ 180

      Certain of the consulting agreements are payable for a total of $16 U.S. per month and continue indefinitely until either party terminates the agreement in writing with advance notice ranging from two to three months.

   b) Lease Commitments

      The Company's subsidiaries lease certain factory and office premises in California, U.S.A. and Ensenada, Mexico until September, 2006. The annual rents of the premises consist of a minimum rent plus realty taxes and utilities. Minimum rents payable for the premises for the next five years is as follows:

                        1997       $ 646
                        1998       $ 717
                        1999       $ 736
                        2000       $ 750
                        2001       $ 457

      The Company's head office and Turbodyne development factory premises are rented on a month to month basis.


11.   RELATED PARTY TRANSACTIONS

   a) The Company made payments to related parties as follows:

                                              1996         1995
                                             -----         ----
          Project management fees            $  82         $ 80
          Consulting fees                    $  86         $ -
          Management fees                    $  30         $ 30
          Rent and administrative services   $ 176         $ 30

                           TURBODYNE TECHNOLOGIES INC.
                           --------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

                           DECEMBER 31, 1996 AND 1995
                           --------------------------
                    (Stated in thousands of Canadian dollars)
                                    (revised)



11.   RELATED PARTY TRANSACTIONS (Continued)

   b)     The following amounts are due from (to) related parties:

                                                       1996      1995
                                                       ----      ----
          Advances receivable from a director,
            interest free and payable on demand       $ 113     $ 113
                                                      =====     =====

12.   SEGMENTED INFORMATION

      The Company manufactures and distributes, on credit terms determined for each customer, after-market automotive wheels, compressor housings, and manifolds to wholesale distributors and original equipment manufacturers and castings prepared to customer specifications on a contract basis. Operations are considered to be in one geographical area - North America.

                                                    Year ended     Year ended
                                                    December 31,   December 31,
                                                       1996            1995
                                                  -----------    -----------
   NET SALES
      After-market automotive wheels                $  9,799        $   -
      Compressor housings and manifolds                9,208            -
                                                    --------        -------

                                                    $ 19,007        $   -
                                                    ========        =======
   GROSS PROFIT
      After-market automotive wheels                $  1,309        $   -
      Compressor housings and manifolds                1,200            -
                                                    --------        -------

                                                    $  2,509        $   -
                                                    ========        =======

   GENERAL OPERATING COSTS
      Manufacture of aluminum cast automotive
        products                                       2,666            -
      Development of Turbodyne products                3,002          1,528
                                                    --------        -------

                                                    $  5,668        $ 1,528
                                                    ========        =======

   LOSS BEFORE PROVISION FOR INCOME TAXES             (3,159)        (1,528)

   INCOME TAXES RECOVERED                                601            -
                                                    --------        -------

   NET LOSS                                         $ (2,558)       $(1,528)
                                                    ========        =======


                           TURBODYNE TECHNOLOGIES INC.
                           --------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

                           DECEMBER 31, 1996 AND 1995
                           --------------------------
                    (Stated in thousands of Canadian dollars)
                                    (revised)



12.   SEGMENTED INFORMATION (Continued)

                                                    Year ended     Year ended
                                                    December 31,   December 31,
                                                       1996           1995
                                                     ----------    -----------
   DEPRECIATION
      After-market automotive wheels                   $    348     $   -
      Compressor housings and manifolds                     630         -
      Turbodyne products                                     68           6
                                                       --------     -------
                                                       $  1,046     $     6
                                                       ========     =======
   IDENTIFIABLE ASSETS
      After-market automotive wheels                   $ 21,996     $   -
      Compressor housings and manifolds                  26,779         -
      Turbodyne products                                 15,720       5,202
                                                       --------     -------
                                                       $ 64,495     $ 5,202
                                                       ========     =======

13.   REVISION TO FINANCIAL STATEMENTS

   The Company has revised the accounting for the acquisition of Pacific Baja Light Metals Holding Inc. ("Pacific Baja") by increasing the value assigned to the common share component of the consideration paid by the Company in connection with this acquisition. This revision, which is in accordance with generally accepted accounting principles, reflects the fair market value of the shares issued as consideration for the Company's acquisition of Pacific Baja. The Company had previously accounted for the acquisition using a purchase price of $20,400 based on the fair market value of the net assets of Pacific Baja resulting in the assignment of $4,080 to the common share component of the consideration paid by the Company. The effect of using the fair market value of the Company's common shares issued results in the assignment of $15,385 to the common share component of the consideration paid by the Company. This revision results in an increase in goodwill and share capital in the amount of $11,305 and an increase in amortization of goodwill and net loss for the year, and deficit of $262.


14.   SUBSEQUENT EVENTS

   Subsequent to December 31, 1996:

   a) The Company has withdrawn its originally issued December 31, 1996 consolidated financial statements and has issued revised December 31, 1996 consolidated financial statements as detailed in Note 13.

                           TURBODYNE TECHNOLOGIES INC.
                           ---------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

                           DECEMBER 31, 1996 AND 1995
                           ---------------------------
                    (Stated in thousands of Canadian dollars)
                                    (revised)



14.   SUBSEQUENT EVENTS (Continued)

   b) The Company has issued 297,014 common shares for cash consideration of $1,801,680 as a result of the exercise of share purchase warrants.

   c) The Company has issued 520,000 common shares for cash consideration of $2,164,395 as a result of the exercise of incentive stock options.

   d)    The Company has granted the following incentive stock options:

          Number of Shares     Exercise Price       Expiry Date
          ----------------     --------------       -----------
               480,000             $ 9.85         January 6, 1999
             1,511,500             $10.15         March 3, 1999

   e) The Company has entered into a private placement engagement agreement, subject to the agent's due diligence and the preparation of acceptable documentation, which proposes the issue of up to U.S. $5,000,000 of convertible preferred shares in two tranches, with the first tranche of U.S. $2,500,000 expected to close by July 15, 1997, and the second tranche of U.S. $2,500,000 to close within 120 days of the first closing. The convertible preferred shares will have a dividend rate of 7% per annum payable in cash or common shares (at the Company's option) at the time of conversion. The convertible preferred shares are convertible into common shares at any time during the period commencing four months from closing and ending three years from closing at the lessor of, a fixed price equal to 110% of the market price of the common shares at the time of closing, or a floating price varying from 80% to 90% (depending on time outstanding) of the 10 day average price of the Company's common shares at the time of conversion. In conjunction with the issue of the preferred shares, the Company will issue warrants entitling the holders to purchase, for a period of three years, at the fixed price described above, common shares having a value of 33 1/3% of the convertible preferred shares issued.

Page 21

                              MORGAN & COMPANY
                             Chartered Accountants

                       P.O. Box 10007, Pacific Centre
                    Suite 1730 - 700 West Georgia Street
                           Vancouver, B.C. V7Y 1A1
                          Telephone (604) 687-5841
                             Fax (604) 687-0075



                       CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the inclusion of our report dated February 14, 1997, except for the last paragraph of Note 5(A) which is as of March 12, 1997,
Note 2, Note 13 and Note 14(a) which are as of May 14, 1997 and Notes 14(b), 14(c), 14(d) and 14(e), which are as of June 17, 1997 on the revised consolidated financial statements of Turbodyne Technologies Inc. for the year ended December 31, 1996 in the Company's Annual Report on Form 20F. We also consent to application of such report to the financial information in the Annual Report on Form 20F, when such financial information is read in conjunction with the financial statements referred to in our report.



Vancouver, Canada                       /s/Morgan & Company
July 11, 1997                           Chartered Accountants