Form 20-F/A
period 1996-12-31
TURBODYNE TECHNOLGIES INC
filed 1997-07-29
CIK 1022097

SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, D.C.  20549

                                     AMENDMENT NO. 1
                                           TO
                                        FORM 20-F

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

     1(k)      Certificate of Continuation under the CANADA BUSINESS
               CORPORATIONS ACT.*

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

     3(vii) Line of Credit Agreement between Optima Wheel and Wells Fargo Bank dated September 1, 1995.*

     3(viii) Line of Credit Agreement between Pacific Baja Light Metals and Wells Fargo Bank dated September 1, 1995.*

     3(ix) Employment Agreement between Pacific Baja Light Metals, the Company and Michael Joyce dated September 5, 1996.*

     3(x) Consulting Agreement between Pacific Baja Light Metals, the Company and Lykar Specialties, Inc. dated September 5, 1996.*

     3(xi) Agreement in Principle between Turbodyne Systems, Inc. and Kuhnle, Kopp & Kausch AG dated April 11, 1997.*

     3(xii) Supply Agreement between Baja Oriente and AlliedSignal dated September 1, 1994.*
______________________
*Previously filed

                                 SIGNATURE
                                 ---------


Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Amendment No. 1 to Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.




               TURBODYNE TECHNOLOGIES INC.
               (COMPANY)


               /s/ Leon Nowek

               LEON NOWEK
               CHIEF FINANCIAL OFFICER
               (AUTHORIZED SIGNATORY)


DATE:  July 28, 1997

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
                                          ========      =======

                             LIABILITIES
CURRENT
   Accounts payable and accrued
     liabilities                          $  6,169      $   251
   Notes payable (Note 5)                    1,286          223
   Current portion of long term debt         1,396            9
                                          --------      -------
                                             8,851          483
LONG TERM DEBT (Note 6)                      7,211           20
DEFERRED INCOME TAXES                        1,455          -
                                          --------      -------
                                            17,517          503
                                          --------      -------

                              SHAREHOLDERS' EQUITY
SHARE CAPITAL (Note 7)
   Authorized:
      100,000,000 Common shares without par value
      100,000,000 Class A preference shares with a par value of $10
      100,000,000 Class B preference shares with a par value of $50
   Issued and outstanding:
      23,580,098 Common shares (of which
        4,150,000 are held in escrow) at
        December 31, 1996 and 16,542,121
        common shares (of which 4,150,000
        shares are held in escrow) at
        December 31, 1995                   30,438        7,139

      3,750,000 Series "A" special warrants
        and 500,000 Series "C" special
        warrants at December 31, 1996 and
        0 at December 31, 1995              21,928          -
      Add share subscriptions received
        0 at December 31, 1996 and
        129,767 shares at December 31, 1995    -            463
DEFICIT                                     (5,461)      (2,903)
CUMULATIVE TRANSLATION ADJUSTMENT               73          -
                                          --------      -------
                                            46,978        4,699
                                          --------      -------
                                          $ 64,495      $ 5,202
                                          ========      =======

Approved by the Board of Directors:


     "Leon E. Nowek"                          "Eugene A. Hodgson"
----------------------------------       -----------------------------------

                           TURBODYNE TECHNOLOGIES INC.
                           ---------------------------

                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
               --------------------------------------------------
        (In thousands of Canadian dollars, except per share information)



                          Year ended     Year ended    Year ended
                          December 31,   December 31,  December 31,
                             1996            1995         1994
                          ------------   -----------   -----------
                           (revised)

NET SALES                    $ 19,007      $   -        $   -

COST OF GOODS SOLD             16,498          -            -
                            --------       -------     -------

GROSS PROFIT                    2,509          -            -

OPERATING EXPENSES              5,061        1,528          936
                             -------       -------     --------

OPERATING LOSS                 (2,552)      (1,528)        (936)
                             -------       -------     --------

NON OPERATING ITEMS
   Interest income                373          -            -
   Interest expense              (491)         -            -
   Other                           56          -            -
   Amortization of goodwill      (545)         -            -
                             -------       -------     -------
                                 (607)         -            -
                             -------       -------     -------

LOSS BEFORE PROVISION FOR
  INCOME TAXES                 (3,159)      (1,528)        (936)

INCOME TAXES RECOVERED            601          -            -
                             -------       -------     -------

NET LOSS FOR THE YEAR          (2,558)      (1,528)        (936)

DEFICIT, BEGINNING OF YEAR     (2,903)      (1,375)        (112)
                             -------       -------     -------
                               (5,461)      (2,903)      (1,048)
NET ASSET DEFICIENCY OF LEGAL
  PARENT AT DATE OF REVERSE
  TAKE-OVER TRANSACTION           -            -           (327)
                             -------       -------     -------

DEFICIT, END OF YEAR         $ (5,461)     $(2,903)     $(1,375)
                            ========       =======     =======

LOSS PER SHARE                 $(0.15)      $(0.16)      $(0.18)
                            ========       =======     =======

WEIGHTED AVERAGE NUMBER
  OF COMMON SHARES
   OUTSTANDING             16,641,217    9,805,870    5,106,385
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

Page 21

                              MORGAN & COMPANY
                             Chartered Accountants

                       P.O. Box 10007, Pacific Centre
                    Suite 1730 - 700 West Georgia Street
                           Vancouver, B.C. V7Y 1A1
                          Telephone (604) 687-5841
                             Fax (604) 687-0075



                       CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the inclusion of our report dated February 14, 1997, except for the last paragraph of Note 5(A) which is as of March 12, 1997,
Note 2, Note 13 and Note 14(a) which are as of May 14, 1997 and Notes 14(b), 14(c), 14(d) and 14(e), which are as of June 17, 1997 on the revised consolidated financial statements of Turbodyne Technologies Inc. for the year ended December 31, 1996 in Amendment No. 1 to the Company's Annual Report on Form 20F. We also consent to application of such report to the financial information in Amendment No. 1 to the Annual Report on Form 20F, when such financial information is read in conjunction with the financial statements referred to in our report.



Vancouver, Canada                       /s/Morgan & Company
July 29, 1997                           Chartered Accountants