Form 20-F
period 1997-12-31
TURBODYNE TECHNOLGIES INC
filed 1998-07-15
CIK 1022097

                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                      FORM 20-F

                 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                           SECURITIES EXCHANGE ACT OF 1934

                     For the fiscal year ended December 31, 1997

                           Commission file number:  0-21391

                             TURBODYNE TECHNOLOGIES INC.
              (Exact name of Registrant as specified in its charter)

                                     INAPPLICABLE
                   (Translation of Registrant's name into English)

                             CANADA FEDERAL JURISDICTION
                   (Jurisdiction of incorporation or organization)

                         SUITE 510, 1090 WEST PENDER STREET
                     VANCOUVER, BRITISH COLUMBIA, CANADA V6E 2N7
                       (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act.
                                         NONE

 Securities registered or to be registered pursuant to Section 12(g) of the Act.
                           COMMON SHARES WITHOUT PAR VALUE

 Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
                                         NONE

Indicate the number of outstanding shares of each of the registrant's classes of capital or common stock as of the close of the period covered by the annual report: Common shares without par value: 29,961,612 as at December 31, 1997.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes   X      No
    -----       -----

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17   X     Item 18
        -----           -----

Except as otherwise noted, all dollar amounts are presented in United States dollars.

Exchange Rates: At June 1, 1998, the exchange rate of Canadian dollars into United States dollars was $1.4568 Canadian to $1.00 United States.

                                  TABLE OF CONTENTS

                                                                                 PAGE
ITEM 1.   DESCRIPTION OF BUSINESS. . . . . . . . . . . . . . . . . . . . . . . . . .1

ITEM 2.   PROPERTIES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 11

ITEM 3.   LEGAL PROCEEDINGS. . . . . . . . . . . . . . . . . . . . . . . . . . . . 12

ITEM 4.   CONTROL OF COMPANY . . . . . . . . . . . . . . . . . . . . . . . . . . . 13

ITEM 5.   NATURE OF TRADING MARKET . . . . . . . . . . . . . . . . . . . . . . . . 14

ITEM 6.   EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS . . . 16

ITEM 7.   TAXATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 16

ITEM 8.   SELECTED FINANCIAL DATA. . . . . . . . . . . . . . . . . . . . . . . . . 18

ITEM 9.   MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
          OF OPERATIONS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 19

ITEM 10.  DIRECTORS AND OFFICERS OF THE REGISTRANT . . . . . . . . . . . . . . . . 27

ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS . . . . . . . . . . . . . . . . . 29

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES . . . . . 30

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS . . . . . . . . . . . . . 30

ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED . . . . . . . . . . . . . . . 31

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES. . . . . . . . . . . . . . . . . . . . . 31

ITEM 16.  CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES
          AND USE OF PROCEEDS. . . . . . . . . . . . . . . . . . . . . . . . . . . 32

ITEM 17.  FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . 32

ITEM 18.  FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . 32

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS. . . . . . . . . . . . . . . . . . . . 32

                                        PART I


ITEM 1.   DESCRIPTION OF BUSINESS

GENERAL

     Turbodyne Technologies Inc. (the "Company" or "Turbodyne"), a Canadian federal corporation, engineers, develops, manufactures and markets proprietary products designed to enhance performance and reduce emissions of internal combustion engines (the "Engine Enhancement Business") and manufactures aluminum cast automotive products, including engine components and speciality wheels (the "Automotive Components Business"). The Company has developed a patented technology (the "Turbodyne Technology") designed to optimize air flow to internal combustion engines resulting in efficient fuel combustion in both diesel and gasoline engines. The Company has incorporated the Turbodyne Technology into its two primary products: the Turbopac-TM- and the Dynacharger-TM- (collectively, the "Turbodyne Products").

     In addition to enhancing engine performance of internal combustion engines, the Turbodyne Technology has proved to reduce the production, and the emission, of harmful pollutants. On April 7, 1998, the United States Environmental Protection Agency certified the Detroit Diesel Corporation emission upgrade kit, which incorporates the Turbodyne Technology through the use of a Turbopac-TM-, as an acceptable solution to reduce emissions of diesel buses under the EPA's Urban Bus Retrofit/Rebuild Program. The Company and Detroit Diesel Corporation, a major global diesel engine producer with a world wide marketing and distribution network, have entered into the Company's first commercial contract, and the Company received its first purchase order, for the production of the Turbopac product.

     The Company also is an established manufacturer of precision aluminum cast and machined products primarily for the automotive industry. Through a wholly owned subsidiary, the Company manufactures several critical engine components and assemblies including intake manifolds, oil pans, rocket arm covers, turbocharger and compressor housings for OEMs in the automotive industry and aluminum wheels for the automotive aftermarket. The Company also manufactures all of the engineered aluminum components for the Turbodyne Products.

CORPORATE STRUCTURE

     The Company was incorporated under the COMPANY ACT (British Columbia) on May 18, 1983, under the name "Dundee Resources Corp." by registration of its Memorandum and Articles. The name of the Company was changed from "Dundee Resources Corp." to "Clear View Ventures Inc." on January 20, 1993 and from "Clear View Ventures Inc." to "Turbodyne Technologies Inc." on April 28, 1994. Effective December 3, 1996, the Company continued from British Columbia to the Canadian federal jurisdiction under the CANADA BUSINESS CORPORATIONS ACT by the filing of Articles of Continuation.

     The address of the principal corporate office of the Company in the United States is 21700 Oxnard Street, Suite 1550, Woodland Hills, California, 91367. The address of the principal corporate office of the Company in Canada is Suite 510, 1090 West Pender Street, Vancouver, British Columbia, V6E 2N7. The address of the registered and records office of the Company is Suite 1880, 1055 West Georgia Street, Vancouver, British Columbia Canada V6E 3P3.

     The Company conducts the Engine Enhancement Business through its wholly owned subsidiary Turbodyne Systems, Inc., a Nevada corporation ("Turbodyne Systems") and conducts the Automotive Components Business through its wholly owned subsidiary Pacific Baja Light Metals Corp. ("Pacific Baja"), a Wyoming corporation, and through the subsidiaries of Pacific Baja.

DOMESTICATION

     The Board of Directors of the Company has authorized the domestication of the Company into the State of Delaware. Following the domestication, the Company will exist as a Delaware corporation and be subject to the rules and regulations of that State. Additionally, the Company will no longer qualify as a "foreign private issuer" under the Securities Act of 1933, as amended (the "Securities Act") and under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and accordingly will file reports, proxy statements and other materials with the Securities and Exchange Commission under its rules and regulations applicable to domestic issuers.

     Following the domestication of the Company into Delaware, the Company will continue to be deemed to be a reporting issuer under the securities legislation applicable in each of the Canadian Provinces of British Columbia, Manitoba and Ontario. The Company's status as a reporting issuer in each of these provinces is not affected by the domestication of the Company to the State of Delaware. The Company will be required to continue to comply with the obligations imposed by this securities legislation as a reporting issuer in each province. These obligations include the requirement to make filings of the Company's financial statements, proxy circulars, shareholder information, material change reports and United States Securities and Exchange Commission filings with the securities commissions of the Provinces of British Columbia, Manitoba and Ontario, all in accordance with the requirements of the applicable securities legislation.

ENGINE ENHANCEMENT BUSINESS

     Turbodyne Systems develops products to enhance performance and reduce emissions of internal combustion engines. The Turbodyne Technology is designed to optimize air flow to internal combustion engines resulting in efficient fuel combustion in both diesel and gasoline engines.

     Turbodyne Systems was acquired by the Company pursuant to an agreement between the Company and Edward M. Halimi, the Chairman of the Board of Directors, dated July 15, 1993, as amended. The Company issued 1,000,000 shares of Common Stock to Mr. Halimi in consideration for all of the issued and outstanding shares of Turbodyne Systems. The initial form of the Turbodyne Technology was developed by Mr. Halimi prior to the acquisition of Turbodyne Systems by the Company.

THE TURBODYNE TECHNOLOGY

     The Turbodyne Technology is an advanced airflow management technology developed to improve the performance of internal combustion engines by increasing airflow to the cylinders. Optimized airflow, combined with efficient fuel flow, results in more efficient combustion in the cylinders which, in turn, results in increased engine power, faster acceleration and reduced harmful engine emissions.

     In order for efficient combustion to take place in an internal combustion engine, both air and fuel must be present within each individual cylinder at precisely the correct ratio for the specific condition of load and speed. While engineers attempt to design engines to ensure optimal combustion, variations in the air to fuel ratio persist resulting in intervals of inefficient combustion especially during rapid acceleration or deceleration and on cold start up.
These variations result in inconsistent engine power, fuel wastage and emissions.

     The two principal products in the marketplace designed to solve this problem are superchargers and turbochargers. A supercharger is essentially an air compressor, which is mechanically driven by the engine and supplies increased airflow to the engine. Although superchargers solve most of the air to fuel ratio problems they are incapable of providing optimum airflow for the wide range of engine speeds and loads within which engines must operate. Moreover, superchargers are expensive, deplete engine power and increase fuel consumption. Turbochargers perform a similar function as superchargers by delivering increased airflow to the cylinders. Unlike superchargers, however, turbochargers are driven through the flow of exhaust gases exiting the engine cylinders. Although turbochargers solve many of the efficiency and fuel consumption problems associated with superchargers they do not work efficiently except at relatively high engine speeds and loads. This results in the phenomenon known as turbo lag. Turbo lag occurs during the period from initial acceleration to the time when the turbine blades rotate at relatively high speeds (30,000 + RPM). The inefficient operation of the engine during the turbo lag period presents safety problems due to lurches in the acceleration phase of the driving cycle, increases fuel consumption and maintenance problems and causes an increase in emissions due to the incorrect air to fuel ratio. Although turbochargers provide adequate airflow during peak operating periods, they actually exacerbate the problems during the turbo lag period.

     The Turbodyne Technology incorporates a three phase alternating current permanent magnetic brushless electric motor and an electronic power converter that changes the automotive D.C. power into three phase alternating power. The Turbodyne Technology also includes a microprocessor controller managed feedback circuit to control the speed and power that the motor provides to the given compressor based upon the algorithm provided by the engine manufacturer and the sensors incorporated into the engine system.

     The Turbodyne Technology can be applied as a stand alone electronic supercharger (the Turbopac-TM-) or integrated into an existing turbocharger design (the Dynacharger-TM-) as a performance enhancement module.

PRODUCTS

     TURBOPAC-TM-

     The Turbopac-TM- product employs a high speed, electronically controlled permanent, magnetic, brushless electric motor which runs continuously once the engine has started, providing increased airflow to optimize the air to fuel ratio. The Turbopac-TM- essentially serves as an electronic supercharger. The Company believes that one of the most significant aspects of the Turbopac-TM- is that it allows the Company to target much larger international markets because of its application to both turbocharged and non-turbocharged engines, compared to the Dynacharger which is applicable solely to turbocharged engines.

     The four separate Turbopac-TM- models under various stages of design and production and which may be installed on either turbocharged or non-turbocharged engines are as follows:

     (1) the Turbopac-TM- 1200 model for non-turbocharged two stroke or four stroke gasoline engines installed in motorcycles, water-ski jets and snowmobiles;

     (2) the Turbopac-TM- 1500 model for cars, performance vehicles and light trucks with turbocharged or non-turbocharged gasoline or diesel engines and with displacements up to 3.5 liters;

     (3) the Turbopac-TM- 2200 model for cars, performance vehicles and light trucks with either turbocharged or non-turbocharged gasoline or diesel engines with displacements greater than 3.5 liters; and

     (4) the Turbopac-TM- 2500 model for heavy duty trucks and buses for either turbocharged or non-turbocharged diesel engines.

     DYNACHARGER-TM-

     The Dynacharger-TM- is Turbodyne Systems's newest product. It essentially is the Turbopac-TM- motor module incorporated into a turbocharger. The Dynacharger-TM- was developed primarily as a result of feedback from evaluations conducted by potential customers who indicated that they would prefer to see the Turbodyne Technology built into a turbocharger rather than provided by an additional external component. The Dynacharger-TM- can be interchangeable with an original equipment turbocharger, thus making it appropriate for sale to both the OEM market and the aftermarket. Turbochargers incorporating the Dynacharger-TM- products can be installed on both turbocharged and non-turbocharged diesel and gasoline engines.

     Turbodyne Systems also has commenced design of a variation to the Dynacharger-TM- described as a Motor-Assisted Variable Geometry Turbocharging System ("Motorassist"). The Motorassist is a Dynacharger-TM- with a valve system to concentrate exhaust gases resulting in faster turbine acceleration. The Company anticipates that design of the Motorassist will be complete and development for testing purposes will commence in the fourth fiscal quarter of 1998.

STATUS OF PRODUCT DEVELOPMENT

     The Company has commenced commercial production of the Turbopac-TM- 1500 model at its facility in Carpinteria, California. The Company completed final design of the Turbopac-TM- 2500 model and following execution of its sales and marketing agreement with Detroit Diesel Corporation ("Detroit Diesel"), see "-- Marketing Efforts and Joint Venture Relationships" below, commenced commercial production at its facility in Carpinteria, California. Pacific Baja produces housings for Turbodyne Systems' prototype products which are then assembled at the Carpinteria facility. Pacific Baja has commenced commercial production of the housings for each of the Turbopac-TM- 1500 and 2500 models.

     The Company has completed final design and commenced limited commercial production of each of the Turbopac-TM- 1200 and 2200 models for testing purposes.

     Turbodyne Systems expects to complete specification and design for the Dynacharger-TM- product by the end of the third fiscal quarter of 1998. Production of the Dynacharger-TM- is contingent on the formation of strategic relationships with manufacturers of turbochargers. The Company is pursuing the development of these relationships and does not expect to commence production of the Dynacharger-TM- until these relationships are in place. No assurance can be given that these relationships will be formed, that the Dynacharger-TM- will be produced and if produced that it will be commercially successful. See "Item 9. Management's Discussion and Analysis of Results of Operations and Financial Condition -- Cautionary Statements -- Product Development."

     Turbodyne Systems' limited production to date has served to meet the requirements of Detroit Diesel, limited aftermarket European passenger car market as well as other potential customers and testing agencies retained by the Company undertaking evaluations of the Turbodyne Products. These evaluations primarily are for the purpose of allowing potential customers to determine the suitability and performance of the products for their applications with the goal of obtaining purchase orders. To date, Turbodyne Systems has had no significant sales of its products.

     At December 31, 1997, Turbodyne Systems had spent approximately $13,134,000 developing the Turbodyne System, and the Turbopac-TM- and Dynacharger-TM-products. Management anticipates that it will continue to expend significant amounts in connection with research and development efforts in order to bring all Turbopac-TM- models and the Dynacharger-TM- product into full scale commercial production. See "Item 9. Management's Discussion and Analysis of Results of Operations and Financial Condition -- Cautionary Statements -- Product Development."

MARKETING EFFORTS AND JOINT VENTURE RELATIONSHIPS

     TURBOPAC-TM- PRODUCTS

     The Company markets the Turbopac-TM- products in both the OEM sector and the aftermarket installation sector. In the fourth fiscal quarter of 1997, pursuant to an arrangement with Detroit Diesel Corporation and in accordance with the United States Environmental Protection Agency Urban Bus Program (the "U.S. EPA Urban Bus Program"), the Company's Turbopac-TM- 2500 models were installed on city buses in Toledo, Ohio, Riverside,

California and Milwaukee, Wisconsin. Following the successful installation of these Turbopac-TM- products, Milwaukee Transit requested and received from the United States Environmental Protection Agency (the "EPA") approval to equip ten additional buses with the Turbopac-TM- 2500 model. In April 1998, the EPA certified the Detroit Diesel Corporation emission upgrade kit, which includes the Turbopac-TM- 2500 model, under the Urban Bus Retrofit/Rebuild Program. Following approval by the EPA, in April 1998, the Company entered into a five year sales and marketing agreement with Detroit Diesel pursuant to which Detroit Diesel will exclusively market the Turbopac-TM- product as part of its mechanical engine rebuild kit for the EPA Urban Bus Program. In June 1998, pursuant to the terms of the Agreement, the Company delivered the initial stocking order consisting of 100 Turbopacs-TM- to Detroit Diesel. The Company has established a goal to have the Turbopac-TM-product installed on approximately 2600 buses by the end of fiscal 1998.

     The Company has entered into an agreement in principle with Kuhnle, Kopp and Kausche AG ("3K"), dated April 11, 1997, for the design, development and manufacture of a prototype line of turbochargers incorporating the Turbodyne Technology and manufactured by 3K. It is anticipated that the prototype turbochargers will be developed for 3K's major customers in the European automotive market. 3K is the largest manufacturer of turbochargers in Germany.

     The agreement in principle contemplates the formation of a joint venture pursuant to which the Company will grant to the joint venture an exclusive license of the Turbodyne Technology for the design, manufacture and sale of motor-driven turbochargers in Europe for auto and truck manufacturers and such other territories as the parties may agree. 3K will have overall responsibility for marketing and sales of the joint venture products through 3K's established distributor and dealer network. The Company will not receive any royalty from its license to the joint venture and will participate in joint venture profits to be shared pursuant to a formula based on cost contributions. The agreement in principle also provides 3K with the option to continue to use any technology licensed to the joint venture for a period of three years after termination of the joint venture relationship, in consideration for the payment of a royalty in an amount to be agreed upon by the parties.

     There is no assurance that the agreement in principal between the Company and 3K will result in the execution of a joint venture agreement between the Company and 3K. In addition, there is no assurance that a joint venture between the Company and 3K would achieve sales of the turbocharger incorporating the Turbodyne Technology or that the Company would ever realize any profits from the joint venture.

     The Company currently is involved in several additional testing programs which the Company hopes will result in additional strategic relationships. In the first quarter of fiscal 1998, Turbopacs-TM- were installed on six transit buses in Sao Paulo and Curtiba, Brazil and to date, have exceeded all of the air quality and fuel economy objectives pursuant to that program by as much as 100%. The Company also entered into an agreement with Ralphs Grocery Company pursuant to which Turbopac low-emission systems have been installed on representative engines of Ralphs Grocery Company's truck fleet.

     The Company also provides each Turbopac-TM- product to OEMs, including Navistar, AlliedSignal, Volkswagen and MAN, for testing to demonstrate the superior performance and marketability of the Turbopac-TM- products to these manufacturers. These evaluation programs typically are long-term and, accordingly, the Company does not anticipate additional contracts with OEMs for its Turbopac-TM- products in the near term. The Company hopes to enter into joint venture manufacturing agreements similar to that with Detroit Diesel with other OEMs who agree to purchase the Turbopac-TM- products.

     DYNACHARGER-TM- PRODUCT

     The Company intends to pursue evaluation programs with OEMs upon final design of the Dynacharger-TM- product. As with the Turbopac-TM- products, the Company intends to secure OEM supply contracts pursuant to which the Dynacharger-TM- products will be incorporated directly into OEM products as performance enhancement modules.

See "Item 9. Management's Discussion and Analysis of Results of Operations and Financial Condition -- Cautionary Statements -- Product Development."

GEOGRAPHICAL MARKET

     Initially, the Company is targeting the aftermarkets in North America, South America and Europe, as well as, OEMs in the United States and Europe involved in automobile and truck and related parts manufacture. The ultimate consumers of these products may be located worldwide.

COMPETITION

     While the Company believes there are no products directly competitive to the Turbodyne Products, competition to the Turbodyne Technology exists from competing technologies marketed by companies who may have more resources and who may be better financed than the Company. In addition, there is no assurance that new competitors will not attempt to enter the industry.

     Competition for the Turbopac-TM- products is expected from improvements and refinement to conventional internal combustion engines which may result in increased fuel efficiency and decreased emissions. The cost of incorporating these improvements and refinements into existing internal combustion engines may be less than the cost of installing a Turbopac-TM- product. In addition, OEMs and consumers may more readily accept improvements and modifications to existing technology than a new technology.

     Competition for the Dynacharger-TM- products is expected from improvements and refinements to existing turbocharger technology which may be less expensive than turbochargers incorporating the Dynacharger-TM- products. In addition, OEMs and consumers may be more willing to accept improvements and refinements to existing turbocharger technology than turbochargers installed with the Dynacharger-TM- product.

     Both the Turbopac-TM- and Dynacharger-TM- products may realize competition from existing products manufactured by OEMs who do not incorporate Turbodyne Products into their final products. A relatively small number of OEMs have a significant share of the automotive market and accordingly an OEM's determination not to incorporate the Turbodyne Products into its product lines could pose a significant barrier to entry to the Company. See "Item 9. Management's Discussion and Analysis of Results of Operations and Financial Condition -- Cautionary Statements -- Competition."

IMPACT OF GOVERNMENT REGULATION

     As pollution standards increase, the automotive market is expected to increase its demand for technical improvements to existing internal combustion engine technology in order to meet these standards. Accordingly, an imposition of increased pollution standards by government regulatory agencies is expected to cause an increase in demand for the Turbodyne Products, assuming these products have been commercially developed and accepted.

     In the United States, emissions standards for diesel engines are imposed by the US Environmental Protection Agency (the "EPA") and by other regulatory agencies such as the California Air Resources Board ("CARB"). In April 1998, the Company received certification by the EPA for the Detroit Diesel emission reduction kit, which includes the Turbopac-TM- 2500 model, under the Urban Bus Retrofit/Rebuild Program. There can be no assurance that the government will not increase emission standards to a level that the Turbodyne Products currently do not satisfy, in which event, the Company may be required to expend significant amounts to develop and incorporate the technology necessary to meet these standards. Any such expenditure and any delays in product development or sales as a result of more stringent emission standards could have a material adverse effect on the results of operations of the Company. See "Item 9. Management's Discussion and Analysis of Results of Operations and Financial Condition -- Cautionary Statements -- Product Development."

PROPRIETARY PROTECTION OF PRODUCTS

     A U.S. patent application was made by Edward M. Halimi, as inventor, in 1993 for Turbodyne Systems' original Turbodyne Systems product. Mr. Halimi assigned the patent application to Turbodyne Systems pursuant to an asset purchase agreement between Mr. Halimi and Turbodyne Systems dated August 18, 1993. Turbodyne Systems has been advised by the U.S. Patent Office that all claims in respect of this patent application have been approved. Turbodyne Systems has submitted final drawings to the Patent Office and has paid the patent issuance fee required for the issue of the formal patent. The issue of the formal patent is subject only to the acceptance by the Patent Office of the final drawings. No royalty is payable in respect of this patent. The patent will expire 17 years from the date of formal issuance.

     Two U.S. patent applications were submitted by Edward M. Halimi, William Woollenweber and Ralph Maloof, as co-inventors, in 1995 in respect of Turbodyne Systems' proprietary Dynacharger-TM- products. The U.S. Patent Office has approved all claims with respect to the earlier of the patent applications and has issued a formal patent in the name of the inventors which expires on July 28, 2015. With respect to the second patent application, the U.S. Patent Office has approved 40 out of 42 claims and has issued a formal patent in the name of the inventors which expires on September 18, 2015. The inventors have executed formal patent assignment documents in favor of Turbodyne Systems for each of the issued patents. Turbodyne Systems has agreed to pay a royalty to each of the inventors equal to 1% of the gross revenues directly attributable to the Dynacharger-TM-products, for a total royalty obligation equal to 3% of gross revenues.

     Two U.S. patent applications were submitted in late 1995 by Edward M. Halimi, William Woollenweber and Ralph Maloof, as inventors, in respect of the Turbopac-TM- products and were re-filed with additional disclosed embodiments in late 1996 in conjunction with international patent applications filed pursuant to the Patent Cooperation Treaty (the "PCT"). Examination of the international patent applications has been requested by Turbodyne Systems. The inventors have executed formal patent assignments in favor of Turbodyne Systems in respect of these patent applications which have been submitted to the U.S. Patent Office for registration. Turbodyne Systems has agreed to pay a royalty to each of the inventors equal to 1.5% of gross revenues directly attributable to the Turbopac-TM- products, for a total royalty obligation equal to 4.5% of gross revenues.

     Turbodyne Systems has made additional patent applications with respect to its technology and for recognition of each of the patent applications for the Turbopac-TM- and Dynacharger-TM- products with each country that is a party to the PCT in order to secure international patent protection of the Turbodyne Technology.

     Turbodyne Systems' policy is to diligently defend any infringement of its patents. To date, Turbodyne Systems has not encountered any challenges and is not aware of any potential challenges to its patents. Turbodyne Systems has not established a fund for defense of its patents but may do so if significant sales of its products are achieved. See "Item 9. Management's Discussion and Analysis of Results of Operations and Financial Condition -- Cautionary Statements -- Proprietary Protection."

     Turbodyne Systems also requires all employees, consultants and persons or companies involved in the testing of Turbodyne Systems' products to execute confidentiality agreements and to agree to keep confidential all proprietary information with respect to Turbodyne Systems' products.

DEVELOPMENT COSTS TO DATE

     Since the acquisition of the Turbodyne Technology, Turbodyne Systems primarily has engaged in the research and development of products that incorporate the Turbodyne Technology. The Company concentrates the business of Turbodyne Systems exclusively on research and development of products incorporating the Turbodyne Technology. Turbodyne Systems intends to engage in research and development of additional products incorporating the Turbodyne

Technology. The research and development costs incurred during the fiscal years ended December 31, 1997, 1996 and 1995 were $6,609,000, $3,622,000 and $1,421,000, respectively.

AUTOMOTIVE COMPONENTS BUSINESS

     Pacific Baja is an established manufacturer of aluminum cast products primarily for the automotive industry. Pacific Baja manufactures turbocharger and compressor housings for OEMs in the automotive industry and aluminum wheels for the automotive aftermarket. Pacific Baja also manufactures, on a contract basis, the housings for the Turbodyne products manufactured by Turbodyne Systems.

     The Company acquired Pacific Baja effective July 2, 1996 pursuant to an acquisition agreement between the Company, Pacific Baja Holding, Inc. ("Pacific Baja Holding") and the principal shareholders of Pacific Baja Holding (the "Acquisition Agreement"). The Company acquired all of the issued and outstanding shares of Pacific Baja Holding for total consideration consisting of a cash payment of $12,000,670 and the issuance of 3,076,923 shares of common stock of the Company.

     The principal purpose of the Pacific Baja acquisition was to form an alliance with a manufacturer with a proven track record of volume manufacturing of quality auto parts, particularly in the turbocharger field. The Turbodyne Products are comprised of precision automotive parts, including cast aluminum components manufactured by Pacific Baja. Through the acquisition of Pacific Baja, the Company acquired a proven manufacturer for the Turbodyne Products. In addition, the acquisition brought to the Company personnel experienced in manufacturing and who have contacts with turbocharger manufacturers and potential customers for the Turbodyne Products.

PRODUCTS

     Pacific Baja manufactures and markets permanent mold and sand aluminum castings, both machined and raw, for the automotive aftermarket as well as automotive and industrial OEMs. Pacific Baja has three operating units:
Optima Wheel, Baja Pacific and Baja Oriente.

     CUSTOM WHEELS

     Pacific Baja, through its Optima Wheel operating unit, manufactures and markets styled aluminum road wheels for the automotive aftermarket. Products consist of one-piece aluminum wheels for passenger cars, light trucks, and motorcycles, as well as two-piece (steel outer, aluminum center) wheels for the passenger car replacement wheel market. Sixty percent of Pacific Baja's custom wheel sales are private label brands produced for other wheel manufacturers and distributors with the remaining forty percent marketed under the 'Optima Wheels' brand name to approximately 25 wholesale distributors located throughout the United States. As Optima Wheel is not a dominant aftermarket supplier of aluminum custom wheels and does not expend significant efforts in connection with marketing and sales of its custom wheels, there is a risk that revenues from these products will decline as existing and new companies obtain additional market share. Management intends to minimize the risk of revenue loss to the Company by focusing its efforts to increase revenues in the non-wheel, industrial products areas.

     NON-WHEEL ALUMINUM COMPONENTS

     Pacific Baja, through its Baja Pacific operating unit, manufactures short-run sand and permanent mold aluminum castings for automotive, aerospace, and other industrial applications. Products manufactured include turbine fan blades for maritime vessels, rotors for fan blades, and short production runs for existing customers.

     Pacific Baja, through Baja Oriente's facility located in Ensenada, Baja California, Mexico, casts and machines permanent mold aluminum parts. Baja Oriente is incorporated under Mexican law and is 100% beneficially owned by Pacific Baja. Ownership of Baja Oriente by its U.S. parent is permitted under an exemption to Mexican foreign investment law for "maquiladora" ventures. Baja Oriente operates as a maquiladora pursuant to a maquiladora license granted by the Mexican Ministry of Commerce. As a maquiladora, Baja Oriente is able to import raw material from the U.S. and export final products to Pacific Baja in the U.S. without being subject to import and export duties levied under Mexican Federal Customs law. Baja Oriente purchases raw materials and receives payment for its products in U.S. currency and accordingly is protected against fluctuations in the exchange rate of the Mexican peso in respect of its purchases of raw materials.

NEW PRODUCT DEVELOPMENT

     Pacific Baja develops new products in order to respond to customer requests and to diversify its product lines. Pacific Baja's engineering team has on-site design and development capabilities that enable it to design products utilizing computer aided design and computer aided manufacturing (CAD/CAM) drawings. Pacific Baja's new product development activities among its various product lines are as follows:

     CUSTOM WHEELS

     Pacific Baja does not design new and unproven custom aluminum road wheels. Pacific Baja solicits market information from its customers and attends auto shows to determine which styles are popular, and uses its CAD/CAM system to make new molds and manufacture those wheels. Pacific Baja typically manufactures approximately ten new wheel products annually. However based on many factors, including but not limited to, technological developments and customer demands, Pacific Baja may change the number of new wheels produced annually.

     NON-WHEEL ALUMINUM COMPONENTS

     Pacific Baja has implemented a strategy to develop relationships with OEMs in addition to AlliedSignal and Navistar (see "-- Material Supply Agreements" immediately below) in the automotive industry to provide new non-wheel aluminum components as a means to expand its product line. New products developed by Pacific Baja start as short-run prototypes at the La Mirada facility. Once these products are accepted by the OEM, production begins at the higher volume foundry in Ensenada, Mexico.

     There can be no assurance that Pacific Baja will be successful in establishing relationships with additional OEMs or if established that Pacific Baja will develop new products or that any new products developed will be commercially accepted or profitable to Pacific Baja. See "Item 9. Management's Discussion and Analysis of Results of Operations and Financial Condition --Cautionary Statements -- Technological Change" and "Item 9. Management's Discussion and Analysis of Results of Operations and Financial Condition --Cautionary Statements -- Customer Preferences."

MATERIAL SUPPLY AGREEMENTS

     Baja Oriente casts and machines permanent mold aluminum parts for the Garrett division of AlliedSignal Automotive, Inc. ("AlliedSignal"), which manufactures turbo-charging systems for Class 8 trucks. Pursuant to its agreement with AlliedSignal, Pacific Baja is the sole source to AlliedSignal for air-to-air heat exchange manifolds and is one of two aluminum foundries manufacturing compressor housings, pedestals, and other aluminum components for AlliedSignal. Pacific Baja manufactures a ready-to-assemble product for AlliedSignal that is shipped directly to its plant in Mexicali, Mexico. The supply agreement between AlliedSignal and Pacific Baja commenced on January 1, 1994 for an initial three year term. Pursuant to a letter agreement, Pacific Baja and AlliedSignal extended the supply agreement for an additional three year term commencing on January 1, 1997 and expiring on December 31, 1999.

     Effective September 1, 1997, the Company entered into a Supply Agreement with Navistar International Transportation Corp. ("Navistar") for an initial five year term. Pursuant to the terms of the Supply Agreement,

Navistar is obligated to purchase from the Company all of its original equipment and service requirements for engine aluminum castings as they exist on the effective date of the contract. The anticipated volume of products to be purchased from the Company were based on Navistar's review of its past usage and projected market forecasts and Navistar is not required to purchase any minimum quantity under the contract. Navistar will negotiate with the Company in good faith with regard to placing new production business with the Company although there is no obligation to do so. During the term of the contract, the Company may not manufacture or sell the products covered by the contract to any other party absent the written consent of Navistar. Management anticipates that the Navistar contract will result in significant revenues and profitability to the Company through fiscal 2002.

MANUFACTURING

     Pacific Baja manufactures products such as manifolds, compressor housings, and pedestals at its Ensenada foundry, performs its short-run foundry and prototype production in La Mirada, and manufactures aluminum cast custom wheels at both locations. The La Mirada and Ensenada foundries perform manufacturing activities ranging from casting to heat treating, powder painting (Ensenada only), finished machining, and packaging.

     ENSENADA FOUNDRY

     Pacific Baja operates an aluminum permanent mold foundry at Ensenada, Baja California, Mexico, which occupies approximately 120,000 square feet. The Ensenada facility serves as Pacific Baja's primary long run, high volume casting operation, where custom wheels are cast, heat treated, painted, machined to a semi-finished state, and shipped to Pacific Baja's La Mirada facility. The Ensenada facility also houses Pacific Baja's Baja Pacific operating unit, which manufactures aluminum components under contract for AlliedSignal and Navistar and casts, machines, and ships manifolds directly to AlliedSignal's assembly plant in Mexicali, Mexico and casts, machines and ships compressor housings and pedestals and other components to their Torrance, California facility. As of December 31, 1997, Pacific Baja employed approximately 486 persons at its Ensenada foundry with two production shifts and one maintenance shift operating five and one half days a week.

     In December 1997, Pacific Baja purchased manufacturing facilities located in Ensenada, Mexico from Louisiana-Pacific Corporation. These facilities consist of two buildings comprising approximately 130,000 total square feet and will be used to expand Pacific Baja's manufacturing capabilities in Mexico. Pacific Baja commenced operations at these new facilities in February 1998 and currently employs approximately 75 persons at these facilities. All of the Company's Mexican facilities are certified to the QS 9000 quality standard, the most stringent quality standard in the United States automotive industry. The Company believes that the Ensenada Foundry together with the additional manufacturing facilities purchased from Louisiana-Pacific Corporation will provide adequate space for the Company's manufacturing needs through fiscal 1999.

     LA MIRADA FOUNDRY

     Pacific Baja operates a sand and permanent mold 95,000 square foot foundry facility at La Mirada, California. In addition, Pacific Baja's corporate offices and distributing facility are located in the La Mirada building. The La Mirada facility receives semi-finished custom wheels, shipped from the Ensenada foundry, which are finished, packaged, and prepared for shipment to Pacific Baja private label customers and Optima Wheel distributors. The La Mirada facility also facilitates short-run and prototype aluminum casting production for customers and serves as Pacific Baja's 'feeder' operation for longer run production in Ensenada, Mexico. As of December 31, 1997, Pacific Baja employed approximately 190 persons at its La Mirada facility working two shifts, five days a week. The Company anticipates that the majority of the manufacturing activities currently performed at the La Mirada facility will be transferred to the Ensenada facility during fiscal 1998, which the Company anticipates will result in substantial savings.

     Pacific Baja outsources the chrome plating and polishing of its custom wheels due to the presence of hazardous materials associated with this process and the resulting risk of environmental liabilities.

SUPPLIERS

     The raw materials used in Pacific Baja's production of cast aluminum custom wheels for the automotive aftermarket and cast aluminum parts for automotive and industrial OEMs consist primarily of aluminum and sand. Aluminum ingots are purchased from aluminum suppliers such as TST Inc., Vista Corporation and Noranda Corp. and are melted, poured into sand and/or permanent mold castings, heat treated, machined, and finished into the final product. Aluminum purchases are based predominantly on price and typically net 60 day terms. Pacific Baja does not expect any disruption in its ability to obtain aluminum in the foreseeable future. See "Item 9. Management's Discussion and Analysis of Results of Operations and Financial Condition -- Cautionary Statements -- Raw Materials."

     Sand is used in manufacturing the cores that are placed within permanent molds prior to pouring aluminum and is used in sand aluminum castings produced by Pacific Baja. Pacific Baja purchases approximately 90% of its sand from one supplier. However, in the event this supplier is unable to meet the needs of Pacific Baja, the Company does not anticipate any significant additional cost or time delays to procure sand from another party.

     Pacific Baja's facility in Ensenada, Mexico is supplied with raw materials which are purchased in, and delivered from, the United States. This arrangement is intended to help insulate Pacific Baja from adverse foreign exchange fluctuations.

COMPETITION

     Pacific Baja faces significant competition in both the cast aluminum wheels automotive aftermarket industry and cast aluminum product industry. The barriers to entry to the aluminum foundry business are not prohibitive as capital costs are less than those associated with steel mills in large part because foundry operations incorporate minimal high technology. The competition in each industry segment is summarized as follows:

     CAST ALUMINUM WHEELS FOR AUTOMOTIVE AFTERMARKET

     Pacific Baja faces competition in the United States from approximately 85 wheel companies of which approximately one-third have manufacturing capability. Pacific Baja limits its sales of aftermarket wheels primarily to the North American automotive market. To the Company's knowledge, there is no one company with over 20% share in this market.

     CAST ALUMINUM PRODUCTS FOR OEMS

     The sales of the cast aluminum products to OEMs by Pacific Baja currently is limited to OEMs operating within the United States. Pacific
Baja faces competition in the cast aluminum product manufacturing industry from a large number of competitors which have greater revenues and financial resources than Pacific Baja. Barriers to entry for the cast aluminum product industry for automotive and industrial OEMs are significantly higher than the barriers to entry for cast aluminum wheels as OEMs impose high standards of quality control. The Mexican manufacturing facility of Pacific Baja operated by Baja Oriente provides Pacific Baja with a cost advantage over competitors with operations in the United States.

ITEM 2.   PROPERTIES

     The principal United States corporate office of the Company is located in leased premises at 21700 Oxnard Street, Suite 1550, Woodland Hills, California 91367. The office is approximately 5,400 square feet. The term of the lease expires on August 31, 2002. The Company's monthly rent for the first two and one half years of the lease term is approximately $10,000 and increases to approximately $11,000 for the duration of the lease term.

     The principal Canadian corporate office of the Company is located in leased premises at Suite 510, 1090 West Pender Street, Vancouver, British Columbia. The office is approximately 2,000 square feet and is leased for a three-year term commencing June 1, 1997. The Company's annual rent is Cdn. $30,212. See "Item 13. Interest of Management in Certain Transactions." The Company intends to sublease this office following its domestication into Delaware. See "Item 1. Domestication."

     Turbodyne Systems' production and assembly facilities are located in leased premises at 6155 Carpinteria Avenue, Carpinteria California, USA 93013. The facilities are approximately 28,000 square feet on 3.17 acres of land and are subleased on a month to month basis from American Appliance Inc., a private company controlled by Mr. Halimi. The term of the lease between American Appliance Inc. and its landlord expires on January 30, 2005. The Company's monthly rent is $16,850 plus operating costs, including taxes, insurance and utilities. See "Item 13. Interest of Management in Certain Transactions."

     Pacific Baja's California manufacturing facility is located in leased premises at 15300 Valley View Avenue, La Mirada, California 90638. The facility is approximately 95,000 square feet. The facility is leased from New England Mutual Life Insurance Company for a 75 month term expiring March 31, 2001. The rent payable by Pacific Baja is approximately $24,000 per month, inclusive of taxes and operating expenses.

     One of Pacific Baja's Mexican manufacturing facilities is located in leased premises at #700 Miramar Y Calle, 18 Ensenada, Baja California, Mexico. The facility is approximately 120,000 square feet and is leased from Baja Pacific Properties, an affiliate of the Company, for a ten year term expiring September 5, 2005. The monthly rent is $15,000, inclusive of taxes and operating expenses, and increases 5% per annum during each subsequent year of the lease. See "Item 13. Interest of Management in Certain Transactions."

     The Company's other Mexican manufacturing facility is located at KM
100.5 Carretera Tinana - Ensenada, El Sauzel De Rodriguez, 22760 Ensenada, B.C., Mexico and consists of two buildings comprising approximately 130,000 total square feet. The Company purchased these facilities in December 1997.

ITEM 3.   LEGAL PROCEEDINGS

     The Company is a party to an action commenced in the Supreme Court of British Columbia on October 2, 1996 by Brad Holt seeking specific performance and/or damages for breach of an alleged agreement by the Company to grant to Mr. Holt options to purchase an aggregate of 650,000 shares of Common Stock of the Company at prices varying from Cdn. $3.50 per share to Cdn. $7.50 per share. The Company has filed a defense denying the existence of the agreement and, in the alternative, alleging that the agreement was replaced by a subsequent agreement granting Mr. Holt options to purchase 100,000 shares of the Common Stock of the Company at a price of Cdn. $2.00 per share.

     In January 1998, the Company filed an action against a former executive for, among other things, fraud, rescission and restitution, breach of contract and defamation. The defendant has not yet responded to the complaint but has made an administrative complaint to the Equal Employment Opportunity Commission alleging gender discrimination. The Company has responded to the EEOC inquiry and had denied each and all of the allegations. The former executive has obtained a right-to-sue letter under the California Fair Employment and Housing Act, but to date, the Company has not been served with a complaint.

     The Company is a party to an action filed in December 1997 in the Santa Barbara Superior Court by Leigh Walker-Pena against Vincent Scalice and the Company. The complaint alleges, as against the Company, that officers and directors of the Company told plaintiffs that the Company's stock was going to be listed on Nasdaq, that the price of the stock would increase substantially and that these statements were false and misleading and constituted intentional or negligent misrepresentations. The Company answered the complaint, has denied all of the claims and has asserted affirmative defenses.

     Arbitration proceedings have been commenced by two of the former shareholders of Pacific Baja Holdings as a consequence of the failure of the Company to qualify the resale in British Columbia of 25% of the common shares issued to the former shareholders of Pacific Baja Holdings in connection with the acquisition of Pacific Baja by the Company. The Company has reached an agreement in principle with the former shareholders of Pacific Baja to compensate them for the failure to file a prospectus in British Columbia to qualify the resale of these common shares. The two former shareholders of Pacific Baja have withdrawn the arbitration proceedings.

     Other than the claims of the former shareholders of Pacific Baja Holders, the Company believes that each of the claims against the Company noted above are without merit and intends vigorously to defend against them. With the exception of the actions identified above, the Company and its subsidiaries are not a party with respect to any material legal proceedings.

                                       PART II

ITEM 4.   CONTROL OF COMPANY

     The following table sets forth, as of March 31, 1998, certain information regarding the beneficial ownership of the Common Stock by owners of 10% or more of the Common Stock and by all directors and officers as a group.



 TITLE OF CLASS   IDENTITY OF PERSON OF       AMOUNT OWNED    PERCENT OF CLASS
                  GROUP                                       (1)
 Common Stock     Edward M. Halimi            3,650,000(2)    10.06%
                  Chairman of the Board

 Common Stock     Directors and Officers as   7,013,357(3)    19.33%
                  a Group (10  persons)


(1) Based upon 36,275,579 common shares issued and outstanding at March 31, 1998. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission that deem shares to be beneficially owned by any person who has or shares voting or investment power with respect to such shares. Unless otherwise indicated, the persons named in this table have sole voting and sole investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of March 31, 1998 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownerships of each other person.

(2) Consists of 3,250,000 escrow shares held in the name of March Technologies Inc., a private company controlled by Mr. Halimi and 400,000 shares of Common Stock reserved for issuance upon exercise of stock options which are or will become exercisable on or before May 30, 1998.

(3) Includes 2,146,000 shares of Common Stock reserved for issuance upon exercise of stock options which are or will become exercisable on or before May 30, 1998.

     To the Company's knowledge, and except as disclosed herein, the Company is not directly or indirectly owned or controlled by any other entity or by any foreign government. There are no arrangements known to the Company the operation of which may result in a future change of control of the Company.

ITEM 5.   NATURE OF TRADING MARKET

     The common shares of the Company were listed on the Vancouver Stock Exchange in British Columbia, Canada from March 8, 1994 to July 19, 1997 and since March 26, 1997 have been listed for quotation on the Nasdaq SmallCap Market. Since July 30, 1997, the common shares also have been listed for quotation of the Easdaq Market.

VANCOUVER STOCK EXCHANGE

     The following table sets forth the reported high and low prices for the common shares as quoted over the Vancouver Stock Exchange on a quarterly basis for the most recent two fiscal periods.


             YEAR AND MONTH                     HIGH*                LOW*
--------------------------------             -----------           --------
 July 1, 1997 to July 19, 1997                 $ 6.05               $ 5.41

 April 1, 1997 to June 30, 1997                 11.65                 5.00

 January 1, 1997 to March 31, 1997              12.50                 9.20

 October 1, 1996 to December 31, 1996           12.35                 9.70

 July 1, 1996 to September 30, 1996             12.80                 9.00

 April 1, 1996 to June  30, 1996                15.00                 8.50

 January 1, 1996 to March 31, 1996              12.88                 4.90

----------------------
*    As quoted by the Vancouver Stock Exchange.  Expressed in Canadian dollars.

NASDAQ SMALLCAP MARKET

     The following table sets forth the reported high and low prices for the common shares as quoted on the Nasdaq SmallCap Market on a quarterly basis since March 26, 1997, the date the common shares of the Company were listed on the Nasdaq SmallCap Market.



 YEAR AND MONTH                                       HIGH*            LOW*
-------------------------------------------        ------------      ---------
 April 1, 1998 to June 30, 1998                      $ 10.81          $ 3.75

 January 1, 1998 to March 31, 1998                      4.47            2.03

 October 1, 1997 to December 31, 1997                   5.50            2.72

 July 1, 1997 to September 30, 1997                     6.37            3.56

 April 1, 1997 to June 30, 1997                         8.38            3.50

 March 27, 1997 to March 31, 1997                       9.38            8.00

--------------------

*    As quoted by the Nasdaq SmallCap Market.

ITEM 6.   EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

     Except as discussed under "Item 7. Taxation" below, the Company is not aware of any Canadian federal or provincial laws, decrees, or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-Canadian holders of the common shares. The Company is not aware of any limitations on the right of non-Canadian owners to hold or vote the common shares imposed by Canadian federal or provincial law or by the Articles of Continuation or the By-laws of the Company.

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

     CANADIAN FEDERAL INCOME TAXATION

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

     UNITED STATES TAXATION

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

ITEM 8.   SELECTED FINANCIAL DATA

     The statement of operations data for the Company for the years ended December 31, 1997, 1996 and 1995 and the balance sheet data for the Company at December 31, 1997 and 1996 are derived from, and should be read in conjunction with, the audited Financial Statements and Notes thereto included elsewhere in this Report. The statement of operations data for the Company for the years ended December 31, 1994 and 1993 and the balance sheet data for the Company at December 31, 1995, 1994 and 1993 are derived from the audited financial statements not included in this Report. The data set forth below are qualified in their entirety by, and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and Notes thereto included elsewhere in this Report.

     Financial data are given for the period commencing April 30, 1993, the effective date of the transfer of the assets comprising the Turbodyne Technology to Turbodyne Systems from Edward M. Halimi. The Company's financial statements for the fiscal year ended December 31, 1997 have been prepared according to United States Generally Accepted Accounting Principles
("US GAAP").   The Company's financial statements for the fiscal year ended
December 31, 1996 and the Company's statement of operations data for the fiscal year ended December 31, 1995 included herein previously were prepared in accordance with Canadian Generally Accepted Accounting Principles ("CDN GAAP") and have been restated to conform with US GAAP and are stated in United States dollars. The Company's balance sheet data for the fiscal year ended December 31, 1995 and the Company's financial statements for the fiscal year ended December 31, 1994 and the period from April 30, 1993 to December 31, 1993 included herein have been prepared in accordance with CDN GAAP, have been reconciled in accordance with US GAAP and are stated in Canadian dollars. The financial condition and operating results for the Company described for the period from January 1, 1996 to December 31, 1996 includes the financial condition and operating results of Pacific Baja from July 2, 1996 to December 31, 1996.

(In Thousands, Except Share Data)



                                             FOR THE FISCAL YEARS ENDED
                       ---------------------------------------------------------
                            1997        1996         1995       1994        1993
                            ----        ----         ----       ----        ----
 OPERATING DATA:
 Sales                    $39,165     $13,944         Nil         Nil         Nil
 Gross Profit               6,839       1,843         Nil         Nil         Nil
 Net Loss                ($13,185)    ($5,563)    ($2,603)      ($936)      ($112)


 BALANCE SHEET DATA:
 Working Capital
 (Deficit)                 $8,530      $7,026         $83       ($426)     ($336)
 Total Assets              49,726      39,441       5,202       1,899      1,371
 Long Term Liabilities     10,022       5,265         483         Nil        Nil

 Total Liabilities         18,883      11,727         966         458        336
 Shareholders Equity       30,843      27,714       4,236       1,441      1,035
 Number of Shares
 Outstanding           29,961,612  23,580,098  16,542,121  10,663,052  1,078,052


EXCHANGE RATES OF THE CANADIAN DOLLAR

     The following table sets forth, for the periods and dates indicated, certain information concerning exchange rates of Canadian dollars to one U.S. Dollar. All the figures shown represent noon buying rates for cable transfers in New York City, certified for customs purposes by the Federal Reserve Bank of New York. The source of this data is the Federal Reserve Bulletin and Digest.


          Period       Period End      Average         High           Low
          ------       ----------      -------         ----           ---
      December 1993      1.3255         1.2902        1.3443         1.2428
      December 1994      1.4030         1.3659        1.4078         1.3103
      December 1995      1.3655         1.3725        1.4238         1.3285
      December 1996      1.3697         1.3632        1.3822         1.3310
      December 1997      1.4288         1.3849        1.4398         1.3357



DIVIDENDS ON COMMON STOCK

     To date, the Company has not paid any dividends on the Common Stock.
The Company's policy at the present time is to retain earnings for corporate purposes. The payment of dividends in the future will depend on the earnings and financial condition of the Company and such other factors as the Board of Directors of the Company may consider appropriate. Since the Company is currently in an expansion stage, it is unlikely that earnings will be available for the payment of dividends in the foreseeable future.

ITEM 9. MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

     From the date of the acquisition of the Turbodyne Technology in April 1993 to the completion of the acquisition of Pacific Baja, the Company was engaged, through Turbodyne Systems, principally in researching and developing products incorporating the Turbodyne Technology to enhance engine performance and reduce emissions of internal combustion engines. During this period, the Company commenced development of the Turbodyne System, the Turbopac-TM-product and the Dynacharger-TM- product. In addition, the Company's research and development activities resulted in the filing of the patent applications in respect of the Turbodyne System and the Turbopac-TM- and Dynacharger-TM-products. See "Item 1. Business of the Company -- Engine Enhancement Business -- Proprietary Protection of Products." Turbodyne Systems undertook low volume production of its products, for the purpose of testing and evaluation with OEMs and major retrofit customers. The Company did not record any revenues during this period and at December 31, 1997 had expended $13,134,000 as research and development costs for the Turbodyne Products.
The development of the Turbodyne Products was financed during this period primarily from private placement equity financings. The Company's financial results for the period from July 2, 1996 to December 31, 1996 and thereafter include the financial results of Pacific Baja.

     YEAR ENDED DECEMBER 31, 1997 AND 1996

     Net sales for the fiscal year ended December 31, 1997 (the "1997 Fiscal Year") increased to $39,165,000 from $13,944,000 for the fiscal year ended December 31, 1996 (the "1996 Fiscal Year"), an increase of $25,221,000, or 181%. The sales in both years were attributable entirely to the Automotive Components Business. The increase is largely attributable to the inclusion of the financial results of Pacific Baja for the entire 1997 Fiscal Year as compared to the 1996 Fiscal Year in which the financial results of Pacific Baja were included commencing July 2, 1996, the effective date of the
acquisition of Pacific Baja.   For the 1997 Fiscal Year and the 1996 Fiscal
Year,
respectively, of the total sales attributable to the Automotive
Components Business, sales of aftermarket wheel products accounted for sales of $20,691,000 and $8,560,000, respectively, and sales of cast aluminum products, including compressor housings and manifolds, accounted for sales of $18,474,000 and $5,384,000, respectively. The net sales for the 1997 Fiscal Year also include sales of $2,258,000 related to the Navistar machining business conducted pursuant to the Navistar contract. See "Item 1. Description of Business -- Automotive Components Business --Material Supply Agreements."

     Pacific Baja's profitability is affected by seasonal factors as sales of aftermarket wheel products typically peak in the spring of each year while operating costs continue throughout the year and by increasing aluminum costs as the prices of its cast aluminum products are fixed under contract in advance of production. See "Item 9. Management's Discussion and Analysis of Results of Operations and Financial Condition -- Cautionary Statements -- Potential Fluctuations in Quarterly Results and Seasonality" and "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Cautionary Statements -- Raw Materials."

     Cost of goods sold consists primarily of material and labor costs attributable to the Automotive Components Business. Costs of goods sold for the 1997 Fiscal Year increased to $32,326,000 from $12,101,000 for the 1996 Fiscal Year, an increase of $20,225,000, or 167%. The cost of goods sold in each of these years was attributable solely to the Automotive Components Business. The increase primarily is due to the inclusion of the financial results of Pacific Baja for the entire 1997 Fiscal Year as compared to the 1996 Fiscal Year in which the financial results of Pacific Baja were included commencing July 2, 1996, the effective date of the acquisition of Pacific Baja. Of the total cost of goods sold attributable to the Automotive Components Business, cost of goods sold related to the aftermarket wheel products accounted for $16,701,000 and cost of goods sold related to the cast aluminum products, including compressor housings and manifolds, accounted for $15,074,000.

     Cost of goods sold as a percentage of net sales was 83% and 87% for the 1997 Fiscal Year and the 1996 Fiscal Year, respectively.

     Gross profit for the 1997 Fiscal Year increased to $6,839,000 from $1,843,000 for the 1996 Fiscal Year, an increase of $4,996,000, or 271%.
Gross profit for these years also was attributable solely to the Automotive Components Business. Of the gross profit attributable to the Automotive Components Business, sales of aftermarket wheel products accounted for gross profits of $3,990,000 and sales of cast aluminum products, including compressor housings and manifolds, accounted for a gross profit of $3,400,000.

     Research and development costs increased to $6,609,000 in the 1997 Fiscal Year from $3,622,000 in the 1996 Fiscal Year, an increase of $2,987,000, or 83%. This increase was primarily attributable to finalizing the Turbopac-TM- 1500 and 2500 models, final testing of the Turbopac-TM-2500 model, on-going development of the Dynacharger-TM- product and preparing for full scale commercial production of the Turbopac-TM- 1500 model.
Research and development costs also included the operation of the Company's quality control laboratory at Turbodyne Systems. Based on the Company's historical expenditures related to research and development and its current development goals, the Company anticipates for the foreseeable future, research and development expenses will continue to be significant.

     Selling, general and administrative expenses increased to $12,373,000 for the 1997 Fiscal Year from $4,159,000 in the 1996 Fiscal Year, an increase of $8,214,000, or 197%. The increase in operating expenses was largely due to the addition of the operating expenses associated with the Automotive Components Business as well as additional expenses relating to increased product development efforts, including expenses associated with overseas travel in conjunction with the Company's pursuit of strategic relationships and the designation of its Common Stock on the Easdaq Market. See "Item 1. Description of Business -- Engine Enhancement Business -- Marketing Efforts and Joint Venture Relationships." Also, the Company incurred additional expenses associated with start-up costs related to the Navistar machining work, increased training for the new labor force hired and more than expected scrapping and recasting of new product lines to obtain the necessary quality levels.

     Other income and expense consists primarily of interest expense on bank operating lines of credit and equipment finance contracts.

     The Company recorded a net loss of $13,185,000 in the 1997 Fiscal Year and a net loss of $5,563,000 in the 1996 Fiscal Year for the reasons set forth above.

     YEAR ENDED DECEMBER 31, 1996 AND 1995

     Net sales for the 1996 Fiscal Year increased to $13,944,000 from nil in all prior years. These sales are attributable solely to the sales recorded by Pacific Baja for the period from July 2, 1996 to December 31, 1996. Cost of goods sold increased to $12,101,000 from nil in all prior years and also was solely attributable to the cost of goods sold reported by Pacific Baja for the period from July 2, 1996 to December 31, 1996. The Company recorded a gross profit of $1,843,000 which also was attributable solely to the Automotive Components Business. Of the total sales attributable to the Automotive Components Business sales of aftermarket wheel products accounted for sales of $7,188,000 and sales of cast aluminum products, including compressor housings and manifolds, accounted for sales of $6,756,000. Of the gross profit attributable to the Automotive Components Business, sales of aftermarket wheel products accounted for gross profits of $960,000 and sales of cast aluminum products, including compressor housings and manifolds,
accounted for a gross profit of $883,000.   Increased labor costs resulted
from Pacific Baja's increased production of cast aluminum products in order to meet deliveries required under contracts. Revenues from this production are not realized until such time as the product is delivered under the contract.

     Research and development costs increased to $3,622,000 in fiscal 1996 from $1,421,000 in fiscal 1995, an increase of $2,201,000, or 155%. This increase was attributable solely to product development costs incurred by Turbodyne Systems and primarily to the finalization of development of the Turbopac-TM- 1500 model and preparing for its full scale commercial production and ongoing development of the Turbopac-TM- 2500 model and the Dynacharger-TM- product. Product development costs included establishing a quality control laboratory at Turbodyne Systems, designing an electronic controller unit for the Turbopac-TM- products and continuing development and evaluation of the Turbopac-TM- and Dynacharger-TM- products. Project staff salaries increased as a result of the establishment of an electronic engineering department for Turbodyne Systems and the continued hiring of technical staff for development of the Turbopac-TM- and Dynacharger-TM-products.

     Selling, general and administrative expenses for fiscal 1996 increased to $4,159,000 from $1,182,000 in fiscal 1995, an increase of $2,977,000 or
252%. This increase is primarily attributable to the consolidation of operating expenses, including salaries, for Pacific Baja for the period from
July 2, 1996 to December 31, 1996.   In addition, in 1996, Turbodyne Systems
increased salaries payable to several of its vice-presidents.

     Liquidity of the Company during the year was enhanced by the completion of the Series A Special Warrant Offering and the Series C Special Warrant Offering. See "Item 12. Options to Purchase Securities from Registrant or Subsidiaries." The Company received cash proceeds from the Series A Special Warrant Offering of $13,080,000, which was used primarily for the acquisition of Pacific Baja and payment of expenses associated with that offering. The Company received cash proceeds of $2,927,000 after completion of the Series C Special Warrant Offering on December 6, 1996 which was used primarily to pay operating expenses and product development costs and for working capital.

     YEAR ENDED DECEMBER 31, 1995 AND 1994

     During fiscal 1995 and 1994, the Company's sole business was the Engine Enhancement Business as carried on by Turbodyne Systems. Turbodyne Systems did not record any sales during these periods. The business activities consisted of research and development of the Turbodyne System and the Turbopac-TM- and Dynacharger-TM- products. Product development costs increased to Cdn. $2,066,000 in fiscal 1995 from Cdn. $493,000 in fiscal 1994, an increase of Cdn. $1,573,000. Cumulative product development costs prior to December 31, 1994 totaled Cdn. $1,754,000. Operating expenses increased to Cdn. $1,527,000 in fiscal 1995 from Cdn. $936,000 in fiscal 1994, an increase of Cdn. $591,000 as the Company increased its product development activities. Operating expenses included travel and business development expenses of Cdn. $336,000 for fiscal 1995 compared to Cdn. $245,000 for fiscal 1994, an increase of Cdn. $91,000. The travel and business development expenses were incurred in connection with establishing relationships and joint evaluation testing programs with potential OEM manufacturers and establishing contacts with suppliers and manufacturers for the Turbodyne Products.

     The Company's business activities during 1995 and 1994 were financed primarily from private placement financings of Common Stock.

LIQUIDITY AND CAPITAL RESOURCES

     CASH AND WORKING CAPITAL

     At December 31, 1997, the Company had cash in the amount of $949,000 and working capital equal to $8,530,000.

     SERIES A PREFERRED STOCK FINANCING

     In September 1997, the Company completed the sale of an aggregate of 10,000 shares of Series A Preferred Stock pursuant to certain Convertible Series A Preferred Stock Purchase Agreements dated September 8, 1997 and September 19, 1997 between the Company and various purchasers. This transaction resulted in gross proceeds of $10,000,000 and net proceeds of $9,604,000 to the Company.

     DEBENTURE FINANCINGS

     In February 1998, the Company completed the sale of $1,500,000 aggregate principal amount of 3% Subordinated Convertible Debentures (the "3% Debentures"), which are convertible into shares of the Company's common stock. The sale of the 3% Debentures resulted in net proceeds to the Company
of $1,425,000.    In March 1998, the Company completed the sale of $1,500,000 aggregate principle amount of 8% Subordinated Convertible Debentures (the "8% Debentures"), which are convertible into shares of the Company's common stock. The sale of the 8% Debentures resulted in net proceeds to the Company of $1,415,000.

     PACIFIC BAJA LINE OF CREDIT

     Pacific Baja has an operating line of credit facility with Wells Fargo Bank in the maximum amount of $10,000,000. The outstanding balance of the operating credit line of Pacific Baja as at December 31, 1997 was $8,144,000. The Company is a guarantor of this line of credit.

     CAPITAL REQUIREMENTS

     The Company has experienced losses from operations resulting in an accumulated deficit at December 31, 1997. The Company also used $13,793,000 to fund operating activities during 1997. The Company has generated approximately $20.2 million from various financings and the exercise of stock options and warrants through June 30, 1998.

     The operating expenses of the Company are expected to increase as the Company finalizes its preparations for commercial production of the Turbodyne Products. The Company believes that its working capital will be sufficient to fund its operating plan through fiscal 1998, exclusive of any funds which may be available from the Automotive Components Business. The Company intends to apply the cash flow from the Automotive Components Business to the operation and expansion of that business.

     The Company is using its best efforts to enter into contracts with OEMs and major retrofitters for the incorporation of its Turbodyne Products. The liquidity of the Company will be affected if the Company is unable to finalize agreements with OEMs and major retrofitters for the incorporation of its Turbodyne Products in new diesel engines and after-market diesel engine products or sell the Turbodyne Products directly to aftermarket customers at commercially viable rates.

     INFLATION

     There were no significant inflationary trends that impacted the Company in 1997.

NEW ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Standards No. 130, Reporting Comprehensive Income ("SFAS 130"). SFAS 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. This Statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income includes distributions to stockholders. The Company believes that the adoption of SFAS 130 will not have a significant impact on its financial statements and disclosures.

     In June 1997, the FASB issued Statement of Financial Standards 131 ("SFAS 131"). SFAS 131, effective for fiscal years beginning after December 15, 1997, establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. Early application is permitted, but is not required, and comprehensive information for interim periods in the initial year of application must be reported in statements for interim periods in the second year of application. The Company believes that the adoption of SFAS 131 will not have a significant impact on its financial statements and disclosures.

CAUTIONARY STATEMENTS

     This Report contains statements that constitute "forward looking statements" within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act. The words "expect", "estimate", "anticipate", "predict", "believe" and similar expressions and variations thereof are intended to identify forward looking statements. Such statements appear in a number of places in this filing and include statements regarding the intent, belief or current expectations of the Company, or its directors or officers with respect to, among other things (a) trends affecting the financial condition or results of operations of the Company, and (b) the business and growth strategies of the Company. Readers are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in this Report, for the reasons, among others, set forth below.

NO HISTORY OF PRODUCT SALES; PRIOR LOSSES.

     None of the Turbodyne Products are commercially produced except for the Turbopac-TM- 1500 product and limited commercial production of the Turbopac-TM- 2500 product. The other models of the Turbopac-TM- product and all models of the Dynacharger-TM- product remain in various stages of development. There can be no assurance that the other Turbopac-TM- models and Dynacharger-TM- products will be developed timely or that they will be commercially accepted. The failure of the Turbopac-TM- and Dynacharger-TM-products to achieve commercial success would have a material adverse effect on the business, operating results and financial condition of the Company.

     The Company reported net losses of $2,603,000, $5,563,000 and $13,185,000 for the fiscal years ended December 31, 1995, 1996 and 1997, respectively. At December 31, 1997, the Company had an accumulated deficit of $24,073,000. There is no assurance that the Company will report net income in any future year or period. See "Item 9. Management's Discussion and Analysis of Results of Operations and Financial Condition."

PRODUCT DEVELOPMENT

     The Company expects to complete final design of the Dynacharger-TM-product by the end of the second fiscal quarter of 1998 and has commenced only limited commercial production of certain of the Turbopac-TM- models. Historically, the Company has encountered unexpected delays in development due to undetected design defects or changes to specifications and may continue to experience such delays. These delays could increase the cost of development of these products and affect the timing of commercial production and shipment. The Company's revenue in fiscal 1998 will depend to a significant degree on sales of the Company's Turbopac-TM- product, which was commercially introduced in the third quarter of 1997. If the Company encounters problems in the application of the Turbopac-TM- product or any other new products, its business and prospects could be materially and adversely affected. Moreover, the Company does not expect to commence production of the Dynacharger-TM- product until it has entered into joint venture relationships with reliable manufacturers of turbochargers. The inability or failure to form these relationships timely, or at all, will negatively affect potential sales of the Dynacharger-TM- product and could have a material adverse effect on the business of the Company.

     Substantial start-up costs associated with the introduction of new products could cause the Company to incur operating losses or experience a reduced level of profitability in periods following their introduction.
There can be no assurance that any new product will receive market acceptance or that the product can be sold at a profit.

Additionally, both the Dynacharger-TM- and the Turbopac-TM- have undergone only limited testing; consequently, once commercially introduced, each product could require additional refinement. Moreover, in the event government standards regarding emissions are increased, the Company may need to modify its design and improve the Turbodyne Technology to meet these new standards, which may require significant expenditures and delay production of the Turbodyne Products. Any delay in commercial production or additional refinement to these products could result in a material adverse affect on the business, operating results and financial condition of the Company.

POTENTIAL FLUCTUATIONS IN QUARTERLY RESULTS AND SEASONALITY

     The Company has experienced, and in the future may experience, significant fluctuations in quarterly operating results that have been and may be caused by many factors including: introduction or enhancement of products by the Company and its competitors, customer demand for the Company's products, development and marketing expenses relating to the introduction of new products or enhancements of existing products, timing of certification of certain products by the U.S. Environmental Protection Agency and other environmental regulatory organizations, results from third parties participating in pilot programs involving the Company's products, changes or anticipated changes in pricing by the Company or its competitors, the mix of products sold and the gross margins attributable to such products, industry and technology developments, product delays or other product quality problems, currency fluctuations, the timing of orders from customers, order cancellations, delays in shipment and other developments and decisions including the timing and extent of development expenditures, other unanticipated operating expenses and general economic conditions. Moreover, sales of aftermarket wheel products typically peak in the spring of each year. The Company expects that its operating results will continue to fluctuate significantly in the future as a result of these and other factors. A substantial portion of the Company's costs and expenses is related to costs of engineering services and other personnel costs, product development, facilities and marketing programs. The level of spending for these costs and expenses cannot be adjusted quickly and is based, in significant part, on the Company's expectations of future revenues. If revenues are below expectations, the Company's quarterly and annual operating results will be adversely effected, which could have a material adverse effect the Company's results of operations.

COMPETITION

     The business environment in which the Company operates is highly competitive and subject to rapid technological change. Certain of the Company's existing and potential competitors have greater financial, marketing, technological and other resources than the Company. The Company believes that no products technologically similar to the Company's Turbopac-TM- and Dynacharger-TM- products have been sold. However, Turbodyne may face future competition from the development of related technologies that improve the performance of internal combustion engines and/or reduce emissions that are not encompassed by the patents held by the Company, the issuance of patents to other companies which may inhibit the Company's ability to develop certain products encompassed by such patents and improvement to existing technologies. If such techniques are developed and are commercially successful, they may reduce available market share to the Company or make the Turbodyne Products less attractive or obsolete, each of which will have a material adverse effect on the business of the Company. In addition, a relatively small number of OEMs hold a significant share of the automotive market and the determination of an OEM not to incorporate the Turbopac-TM- products into its product line may cause the Company to expend additional amounts to gain market share and/or significantly reduce the available market share to the Company.

     The Company has determined to follow a strategy of aggressive product development and enhancement and patent support to protect a competitive position to the extent practicable. However, there can be no assurance that the market will determine that the Turbodyne Products are superior to existing or subsequently developed competitive products, that the Company will obtain significant market share or that the Company will be able to adapt to evolving markets and technologies, develop new products or achieve or maintain technological advantages.

PROPRIETARY PROTECTION

     The Company has filed patent applications in the United States and in certain foreign jurisdictions relating to the Turbodyne Systems, the Turbopac-TM- product and the Dynacharger-TM- product. Certain patents have been issued in respect to the Dynacharger-TM- product and all other applications are in various stages of review at the U.S. or foreign patent office. Application for a patent offers no assurance that a patent will be issued or issued without material modification. Moreover, there can be no assurance that patents will be issued, or that issued patents will not be circumvented or invalidated, that proprietary information can be maintained as such or that the Company will be able to achieve or maintain a technological advantage. The Company could incur substantial costs in seeking enforcement of its patent rights against infringement or the unauthorized use of its proprietary technology by others or in defending itself against similar claims of others. Insofar as the Company relies on trade secrets and proprietary know-how to achieve and maintain a competitive position, there can be no assurance that others may not independently develop similar or superior technologies or gain access to the Company's trade secrets or know-how.

PRICING STRATEGY

     The Company has developed a pricing strategy and price lists for its Turbodyne Products in relation to retail selling prices of indirectly competitive products and on estimated costs of producing the Turbodyne Products. Market acceptance of the Turbodyne Products will be heavily dependent on the pricing policy established by the Company and the cost-benefit to the user of the Turbodyne Products. There is no assurance that established pricing levels will be accepted by the marketplace or that the cost benefit to manufacturers will be sufficient to encourage mass purchase of the Turbodyne Products. If the Company's current price lists are not accepted by the market, the Company may have to decrease its prices which will result in lower margins and could have a material adverse effect on the results of operations of the Company.

DEPENDENCE ON KEY PERSONNEL

     The Company's success depends on the skills and efforts of its management team and engineering staff, including its Chairman of the Board of Directors and developer of the Turbodyne Technology, Mr. Edward M. Halimi and its recently appointed President and Chief Executive Officer, Mr. Walter Ware. The Company has entered into an employment agreement with Mr. Halimi and has agreed to the terms of an agreement with Mr. Ware each with terms expiring in 2008. The Company does not maintain any insurance on the lives of its senior management or scientific staff. As the Company continues to grow, it will continue to hire, appoint or otherwise change senior management and members of its engineering staff. There can be no assurance that the Company will be able to retain its executive officers and key personnel or attract additional qualified members to management in the future. The loss of services of Mr. Halimi, Mr. Ware or of any key employee could have a material adverse effect upon the Company's business. See "Item 10.
Directors and Officers of the Registrant" and "Item 11. Compensation of Directors and Officers."

TECHNOLOGICAL CHANGE

     The industries in which the Company competes have been characterized by rapid and significant technological change. Accordingly, the Company's ability to compete in its markets may depend in large part not only on the success of the initial introduction of the Turbopac-TM- product and the Dynacharger-TM- product, but also on the success in enhancing these products and developing new products. Moreover, changes in manufacturing technology could require Pacific Baja to make significant expenditures on new plant and equipment in order to remain competitive, all of which could adversely affect Pacific Baja's operating costs and results of operations. There can be no assurance that the Company will succeed in enhancing existing products or developing new products or that any of its products will not be rendered obsolete or uneconomical by technological advances made by others. The Company's future sales and profitability will depend on its ability to continue to develop and market new and improved products that can achieve significant market acceptance.

DEPENDENCE ON LIMITED NUMBER OF CUSTOMERS

     Revenues of Pacific Baja accounted for 100% of the revenues of the Company in each of fiscal 1996 and 1997. The majority of Pacific Baja's sales are to approximately five customers. These five purchasers accounted for approximately 80% of net sales in fiscal 1996 and 1997. The loss of any major customer, a significant decrease in product shipment to, an inability to collect amounts owing from, a deterioration of the relationship with or any change in the financial condition of any of these customers could have a material adverse effect on the business and operating results of the Company.

CUSTOMER PREFERENCES

     Certain of the products of Pacific Baja are subject to short term changes in consumer preferences and demands. If consumer preferences change, existing products or products under development may become unmarketable which could adversely effect the sales and results of operations of Pacific Baja.

INTERNATIONAL RISKS

     A significant amount of the Pacific Baja production takes place at the Ensenada, Mexico facility and is imported into the United States under favorable trade agreements existing between the governments of the United States and Mexico. Changes in the provisions of these trade arrangements and in North American trade agreements generally could adversely affect the production costs and profitability of Pacific Baja. In addition, changes in the foreign exchange rates for the Mexican Peso and the US Dollar or changes in economic and political conditions, import and export controls, tariffs, and other regulatory requirements could adversely affect certain operating costs and the results of operations of the Company.

RAW MATERIALS

     Although there are many potential suppliers of aluminum, Pacific Baja currently relies on a single source of supply for approximately 70% of its aluminum. Accordingly, Pacific Baja is vulnerable to the possible business interruption of a supplier, and Pacific Baja could experience temporary delays or interruptions while an alternative supplier is procured. Such delays, if encountered for an extended period by Pacific Baja, could have a material adverse effect on the Company's business and results of operations. Additionally, Pacific Baja purchases the raw aluminum material for its products at market prices. Changes in demand and price of aluminum could reduce its margins on its cast aluminum products as the cost of these products is fixed under contract in advance of production and could affect Pacific Baja's ability to deliver products pursuant to its contractual commitments. If the margins on its cast aluminum products decrease or it is unable to complete its contractual obligations, the Company's results of operations could be materially adversely effected.

ITEM 10.  DIRECTORS AND OFFICERS OF THE REGISTRANT

     The following table sets forth as of July 1, 1998 all directors and executive officers of the Company, with each position and office held by them in the Company, and the period of service as such:



 NAME AND POSITION                    AGE            COMMENCEMENT OF SERVICES
 -----------------                    ---            ------------------------
 Wendell R. Anderson                  65             November 20, 1995
 Consultant and Director

 Dr. Sadayappa Durairaj               54             September 16, 1996
 Director

 Daniel Geronazzo                     67             January 24, 1995
 Director

 Edward Halimi                        53             October 18, 1998
 Chairman of the Board

 Khal Kader                           25             July 6, 1998
 Chief Financial Officer

 Leon E. Nowek                        41             October 18, 1993
 Vice Chairman, Director and
 Secretary

 Robert F. Taylor                     58             July 12, 1996
 Director

 Walter F. Ware                       55             October 1, 1997
 Chief Executive Officer,
 President and Director



     Mr. Anderson is a director of the Company.   Mr. Anderson is an attorney
with the firm of Larkin, Hoffman, Daly and Lindgren Ltd. of Bloomington, Minnesota and has been practicing law since 1963. Mr. Anderson has held several positions of public office. From 1959 to 1963 Mr. Anderson was a state representative from Minnesota and served as state senator from 1963 to 1971. In 1971 Mr. Anderson was elected as Governor of the State of Minnesota. At that time, he was the nation's youngest governor. In 1977 Mr. Anderson became a United States Senator from the State of Minnesota. He held office for a period of two years. During his term, he served on such committees as the environment and public works committee, the budget committee, the natural resources committee and armed services committee. Mr. Anderson currently serves as a director of numerous corporations and foundations including National City Bank Corporation and the University of Minnesota Board of Trustees.

     Sadayappa Durairaj is a director of the Company. Mr. Durairaj is a cardiologist and businessman based in California. He obtained his Medical degree from Madural Medical College in India in 1966 and has been certified by both the American Board of Internal Medicine and the Canadian Board of Internal Medicine and Cardiology. Currently he is the President and Chief Executive Officer of the Pacifica Hospital and Sierra Medical Clinic. Dr. Durairaj also serves as associate Clinical Professor of Medicine at USC Los Angeles. Dr. Durairaj was Chairman and founder of Pacific Baja Holdings which was acquired by the Company effective July 2, 1996. Dr. Durairaj is also Chairman of Brentwood Bank (California) and VSK Ferro Alloys (India).

     Daniel Geronazzo is a director of the Company. Mr. Geronazzo was an attorney in private practice located in the Province of British Columbia for the past 35 years.

     Edward Halimi currently is Chairman of the Board of Directors. From October 18, 1993 to March 11, 1998, he served as President and Chief Executive Officer of the Company. Mr. Halimi developed the Turbodyne Technology and the Turbodyne System. Mr. Halimi spent 11 years working with FerroPlast Corporation, an international company specializing in the engineering and manufacture of diesel engines, pumps, electric motors and farm equipment. As a Vice-President, Mr. Halimi worked in the engineering and manufacturing divisions in the Middle East and Europe and was responsible for the home building and housing operations in the United States. From 1988 to 1991, Mr. Halimi was the President and Chief Executive Officer of Technodyne Corporation, a manufacturer of heat management and temperature control units and since 1989 serves as Chief Executive Officer of Biosonics Corporation, a research and development company in the fields of ultrasonics, vibration control and semi-conductor research and electronics.

     Khal Kader was appointed Controller of the Company in July 1998 and became Chief Financial Officer of the Company later that month. Prior to joining the Company, since 1994, Mr. Kader practiced as a certified public accountant with KPMG Peat Marwick LLP in Los Angeles, California. Mr. Kader is a member of the Institute of Certified Public Accountants.

     Leon E. Nowek is Vice Chairman, Secretary and a director of the Company and is responsible for business development activities as well as regulatory affairs. Mr. Nowek was appointed as a director of the Company in October, 1993, as Vice Chairman in February, 1998 and as Secretary in July 1998. Prior thereto, since June 1995, Mr. Nowek served as the Company's Chief Financial Officer.

     Robert F. Taylor was appointed a director of the Company as of July 12, 1996 and served as Chief Operating Officer of the Company from January 1, 1997 to June 30, 1997. Mr. Taylor is a chartered accountant and is a member of the Institute of Chartered Accountants of Alberta, Canada. Mr. Taylor was appointed a director and president of Shell Canada Products ("Shell") in 1993 and has served in various capacities with Shell since 1967 in Calgary, Toronto and London, England. Mr. Taylor retired from Shell in 1996.

     Walter F. Ware was appointed Chief Executive Officer and President of the Company effective March 11, 1998. Prior thereto, since October 1997, Mr. Ware served as the Company's Chief Operating Officer. Mr. Ware has served as a director of the Company since December 1, 1997. From October 1995 to September 1997, Mr. Ware served as Senior Vice President and Corporate Officer of Detroit Diesel Corporation and as a director of several of its subsidiary corporations. Prior thereto, Mr. Ware served in several senior management positions with the Garrett Automotive Group division of Allied Signal Corporation including Group Vice President, North American Automotive Operations, Managing Director Garrett Automotive - Europe, and Chief Technical Officer.

     Directors may be appointed at any time and are then re-elected annually by the stockholders of the Company. Officers are elected annually by the Board of Directors and serve at the discretion of the Board.

ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS

     GENERAL

     The Company does not compensate directors for acting solely as directors. Except for reimbursement of reasonable out-of-pocket expenses in connection with attendance at Board of Director and Committee meetings, and as otherwise described below, the Company does not have any arrangements pursuant to which directors are remunerated by the Company or its subsidiaries for their services in their capacities as directors, other than options to purchase shares of Common Stock of the Company which are granted to the Company's directors from time to time.

     DIRECTORS AND OFFICERS OF THE COMPANY

     For the fiscal year ended December 31, 1997, the Company paid an aggregate of $794,000 in compensation to all directors and officers as a group and has not accrued any amounts in connection with pension, retirement or other similar benefits for its directors and officers.

     Edward M. Halimi and Mr. Nowek each is a party to an employment agreement dated August 1, 1997, as amended on January 27, 1998, (respectively, the "Halimi Agreement" and the "Nowek Agreement" and together the "Employment Agreements") between each officer, the Company and Turbodyne Systems. Mr. Halimi initially was employed as President and Chief Executive Officer of the Company and Turbodyne Systems. Effective March 11, 1998, Mr. Halimi, the Company and Turbodyne Systems agreed, pursuant to the terms of the Halimi Agreement, to change Mr. Halimi's position to Chairman of the Board and to modify his duties and responsibilities accordingly. Mr. Nowek initially was employed as Chief Financial Officer of the Company and Turbodyne Systems. Effective February, 1998, Mr. Nowek, the Company and Turbodyne Systems agreed, pursuant to the terms of the Nowek Agreement, to change Mr. Nowek's position to Vice Chairman of the Company and Turbodyne Systems. Pursuant to the terms of the Employment Agreements, Mr. Halimi and Mr. Nowek are paid an annual salary of $180,000 and $162,500, respectively, and are entitled to an annual cash bonus of up to 150% of their respective base salaries based on the consolidated net operating income (before taxes) of the Company, Turbodyne Systems or Pacific Baja, whichever is greater.
Each Employment Agreement also provides that in each year of the term of the Employment Agreement, the Company shall grant to the officer options to purchase 200,000 shares of common stock of the Company in accordance with the Company's stock option plan then in effect. Each officer and the members of their respective families are entitled to participate in any life and disability insurance, pension, dental, medical, pharmaceutical, hospitalization, health insurance and any other employee benefit programs as may be provided from time to time by the Company. Each Employment Agreement is for a ten year term and will renew for successive one year periods unless one party to the Employment Agreement provides written notice of its election not to renew at least 30 days prior to the expiration of the initial term or any successive one year terms. Each officer may terminate the Employment Agreement at any time upon three months prior written notice of his intention to so terminate. In the event that either officer is terminated by the Company without "cause," as defined in the Employment Agreement, he is entitled to receive the compensation that otherwise would have been payable to him from the date of termination to the expiration date of the then current term.

     The Board of Directors has resolved to enter into a five year employment agreement with Mr. Walter Ware, pursuant to which Mr. Ware will be entitled to receive an annual base salary equal to $180,000 plus an annual cash bonus based on the net operating profit of the Company and its subsidiaries. The maximum bonus will be 150% of base salary. Mr. Ware will be entitled to participate in share option plans, share purchase plans, bonus plans and other financial assistance plans at the discretion of the Board of Directors of the Company.

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

     OPTIONS TO PURCHASE COMMON SHARES

     At June 24, 1998 the Company had outstanding options to purchase common shares as follows:




         Number of Shares           Exercise Price           Expiration Date
         ----------------           --------------           ---------------

             100,000                   $4.75 Cdn               August 17, 1999
              78,000                   $4.66 Cdn             December 27, 1998
             171,000                   $3.50 US              February 27, 1999
              47,000                   $9.00 Cdn            September 12, 1998
              10,000                   $3.50 US              September 3, 1998
             430,000                   $3.50 US                January 6, 2002
             800,000                   $2.35 US                 March 11, 2003
             287,000                   $5.00 US                October 8, 2002
             701,768                   $3.50 US                October 8, 2002
              50,000                   $4.50 US                  March 3, 2002
             610,008                   $3.50 US                  March 3, 2002
           1,063,090                   $3.50 US                 March 24, 2003
           1,102,500                   $8.50 US                 April 30, 2003



     The officers and directors of the Company as a group hold an aggregate of 2,146,000 options to purchase common shares.

WARRANTS TO PURCHASE COMMON STOCK

     At June 24, 1998, the Company has outstanding warrants to purchase shares of the common stock of the Company as set forth below:



          Number of Shares       Exercise Price        Expiration Date
          ----------------       --------------        ---------------
        Underlying Warrants
        -------------------
            30,769                   $4.50           December 1, 1998
            60,000                   $4.00           March 25, 2003
            526,666                  $5.00           September 19, 2000
            31,000                   $4.50           June 30, 1998
           100,000                   $3.50           March 19, 2003



ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

     Turbodyne Systems subleases its Carpinteria facility from American Appliance, Inc., a private company controlled by Mr. Halimi, Chairman of the Board of Directors of the Company. The lease is on a month to month basis and the monthly rent is equal to $16,850. See "Item 2. Properties."

     In March 1998, the Company completed a $1.0 million secured bridge loan with Quest Ventures Ltd (the "Quest Loan"). In connection with the financing, the Company issued 37,500 shares of common stock, valued at $2.50 per share, to Leon Nowek, the Vice Chairman and a director of the Company, in exchange for his agreement to personally guarantee the Quest Loan.

     Pacific Baja leases one of its facilities in Ensenada from Baja Pacific Properties, a company in which Dr. Sadayappa Durairaj, a director of the Company, owns approximately 19% of the outstanding shares. The lease is for a ten year term, expiring in September 2005 and the monthly rent is equal to $15,000. See "Item 2. Properties."

     Pursuant to the terms of the Employment Agreement between the Company and Leon Nowek, the Company loaned $225,000 to Mr. Nowek in connection with the purchase of his home. The loan bears no interest and is repayable on the earlier to occur of the sale of Mr. Nowek's home and the termination of Mr. Nowek's employment agreement. At June 15, 1998, there was $225,000 outstanding under this loan.

     Pursuant to the terms of the Employment Agreement between the Company and Leon Nowek, the Company paid approximately $40,000 to Mr. Nowek as reimbursement of relocation expenses incurred by him in connection with his move to Los Angeles.

     The Company loaned $234,850 to Mr. Ware in connection with the purchase of his home. The loan bears no interest and is repayable on the earlier to occur of the sale of Mr. Ware's home and the termination of Mr. Ware's employment with the Company. At June 15, 1998, there was $100,000 outstanding under this loan.

     The Company has agreed to reimburse Mr. Ware for relocation expenses incurred by him in connection with his move to Santa Barbara, California.

     The Company pays to Wendell Anderson, a director of the Company, a consultant fee of $3,500 per month in connection with services provided by Mr. Anderson as a director of the Company and for additional project development services.

     The Company is paying to Mr. Eugene Hodgson, a former director of and consultant to, the Company, an aggregate of $25,000 over a six month period ending on September 30, 1998 in connection with Mr. Hodgson's former services as a consultant to the Company.

     The Company has advanced an aggregate of $243,000 to Edward M. Halimi ($134,000), Chairman of the Board, Leon Nowek ($96,500), Vice Chairman of the Board and Walter Ware ($12,500), Chief Executive Officer. These advances are against salaries and bonuses, bear no interest and are payable on demand by the Company.

     The Company has paid an aggregate of $178,400 to Robert Taylor, Eugene Hodgson, Wendell Anderson and Daniel Geronazzo, each a current or former director of the Company, in connection with consulting services rendered by each of them to the Company.

     See "Item 11. Compensation of Directors and Officers" for a description of employment agreements between the Company and certain of its officers.

                                       PART II

ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED.

     The information called for by Item 14 is not applicable to the Company.

                                       PART III

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES

     The information called for by this Item 15 is not applicable to the Company.

ITEM 16. CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS

     The information called for by this Item 16 is not applicable to the Company.

                                       PART IV

ITEM 17.  FINANCIAL STATEMENTS

     See "Item 19. Financial Statements and Exhibits" for a list of the Financial Statements of the Company included with this Report.

ITEM 18.  FINANCIAL STATEMENTS

     The information called for by this Item is not applicable to the Company.

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS

(a)       INDEX TO FINANCIAL STATEMENTS

     (i)  Audited Financial Statements of the Company:

          -    Independent Auditors' Report
          -    Auditor's Report
          -    Consolidated Balance Sheets at December 31, 1997 and 1996
          - Consolidated Statements of Operations for the fiscal years ended December 31, 1997, 1996 and 1995
          - Consolidated Statements of Stockholders Equity for the fiscal years ended December 31, 1997, 1996 and 1995
          - Consolidated Statements of Cash Flows for the fiscal years ended December 31, 1997, 1996 and 1995
          -    Notes to Consolidated Financial Statements


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

1(k) Certificate of Continuation under the CANADA BUSINESS CORPORATIONS ACT. Incorporated herein by reference to Exhibit 1(k) to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 1996, as amended.

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

3(v) Acquisition Agreement between the Company, Pacific Baja Light Metals Holding Inc., and Lennart Renberg, Michael Joyce, Sadayappa Durairaj Family Trust, Naresh Saxens and Mugerdish Balabanian dated March 15, 1996. Incorporated herein by reference to Exhibit 3(v) to the Company's Registration Statement on Form 20-F filed on September 18, 1996.

3(vi) Amendment Agreement between the Company, Pacific Baja Light Metals Holding Inc., and Lennart Renberg, Michael Joyce, Sadayappa Durairaj Family Trust, Naresh Saxens and Mugerdish Balabanian dated June 14, 1996. Incorporated herein by reference to Exhibit 3(vi) to the Company's Registration Statement on Form 20-F filed on September 18, 1996.

3(vii) Line of Credit Agreement between Optima Wheel and Wells Fargo Bank dated September 1, 1995. Incorporated herein by reference to Exhibit 3(vii) to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 1996, as amended.

3(viii) Line of Credit Agreement between Pacific Baja Light Metals and Wells Fargo Bank dated September 1, 1995. Incorporated herein by reference to Exhibit 3(viii) to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 1996, as amended.

3(ix) Employment Agreement between Pacific Baja Light Metals, the Company and Michael Joyce dated September 5, 1996. Incorporated herein by reference to Exhibit 3(ix) to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 1996, as amended.

3(x) Consulting Agreement between Pacific Baja Light Metals, the Company and Lykar Specialties, Inc. dated September 5, 1996. Incorporated herein by reference to Exhibit 3(x) to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 1996, as amended.

3(xi) Agreement in Principle between Turbodyne Systems, Inc. and Kuhnle, Kopp & Kausch AG dated April 11, 1997. Incorporated herein by reference to Exhibit 3(xi) to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 1996, as amended.

3(xii) Supply Agreement between Baja Oriente and AlliedSignal dated September 1, 1994. Incorporated herein by reference to Exhibit 3(xii) to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 1996, as amended.

3(xiii) Employment and Stock Incentive Agreement dated August 1, 1997 between the Company and Edward Halimi.

3(xiv)   Employment Amendment Agreement dated January 27, 1998 to
         Employment and Stock Incentive Agreement dated August 1, 1997 between the Company and Edward Halimi.

3(xv) Employment and Stock Incentive Agreement dated August 1, 1997 between the Company and Leon Nowek.

3(xvi)   Employment Amendment Agreement dated January 27, 1998 to
         Employment and Stock Incentive Agreement dated August 1, 1997 between the Company and Leon Nowek.

23.1     Consent of KPMG Peat Marwick LLP.

23.2     Consent of Morgan & Company, Chartered Accountants.

                                      SIGNATURE



     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                             TURBODYNE TECHNOLOGIES INC.
                                             (COMPANY)

                                             /s/ Leon Nowek

                                             LEON NOWEK
                                             VICE CHAIRMAN AND DIRECTOR
                                             (AUTHORIZED SIGNATORY)


DATE:  July 14, 1998

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors and Stockholders
Turbodyne Technologies Inc.:


We have audited the accompanying consolidated balance sheet of Turbodyne Technologies Inc. and subsidiaries as of December 31, 1997 and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of Turbodyne Technologies Inc. as of and for the years ended December 31, 1996 and 1995, prior to any restatement, were audited by other auditors whose report dated February 14, 1997 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Turbodyne Technologies Inc. and subsidiaries as of December 31, 1997 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

As discussed in note 1 to the consolidated financial statements, due to the change in reporting currency, effective from January 1, 1998, the accompanying 1996 and 1995 consolidated financial statements have been restated to the new reporting currency of the United States dollar.

We also audited the adjustments that were applied to restate the 1996 and 1995 consolidated financial statements to U.S. generally accepted accounting principles and the change in reporting currency. In our opinion, such adjustments are appropriate and have been properly applied.

Los Angeles, California
April 3, 1998, except for the last paragraph of note 11 and the last paragraph of note 12, which are as of April 30, 1998.

                                   AUDITOR'S REPORT

To the Shareholders of
Turbodyne Technologies Inc.

We have audited the revised consolidated balance sheets of Turbodyne Technologies Inc. as at December 31, 1996 and 1995 and the revised consolidated statements of operations and deficit, stockholders' equity and cash flows for the years ended December 31, 1996 and 1995. These revised consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these revised consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards required that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall revised financial statement presentation.

In our opinion, these revised consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1996 and 1995 and the results of its operations and its cash flows for the years ended December 31, 1996 and 1995 in accordance with generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

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

                           TURBODYNE TECHNOLOGIES INC.
                                AND SUBSIDIARIES

                           Consolidated Balance Sheets
                           December 31, 1997 and 1996






                           ASSETS                                        1997                     1996
                                                                 ----------------------   ----------------------
Current assets:
    Cash                                                         $        949,000                3,143,000
    Trade accounts receivable, less allowance for doubtful
      accounts of $78,000 in 1997 and $181,000 in 1996                  9,214,000                5,959,000
    Employee advances receivable (note 10)                                568,000                   82,000
    Inventories (note 2)                                                5,469,000                3,453,000
    Prepaid expenses and other current assets                           1,191,000                  851,000
                                                                 ----------------------   ----------------------

           Total current assets                                        17,391,000               13,488,000

Property and equipment, at cost, net (note 3)                          18,122,000               11,290,000

Goodwill, net                                                          13,740,000               14,528,000

Other assets                                                              473,000                  135,000
                                                                 ----------------------   ----------------------

                                                                 $     49,726,000               39,441,000
                                                                 ----------------------   ----------------------
                                                                 ----------------------   ----------------------




See accompanying notes to consolidated financial statements.

                           TURBODYNE TECHNOLOGIES INC.
                                AND SUBSIDIARIES

                           Consolidated Balance Sheets
                           December 31, 1997 and 1996



                       LIABILITIES AND STOCKHOLDERS' EQUITY                                 1997                      1996
                                                                                     -----------------        -------------------

Current liabilities:
    Current maturities of long-term debt (note 4)                                   $    607,000                 1,346,000
    Current maturities of obligations under capital
     leases (note 6)                                                                   1,035,000                   611,000
    Accounts payable                                                                   5,283,000                 2,875,000
    Accrued liabilities                                                                1,850,000                 1,630,000
    Income taxes payable                                                                  86,000                        --
                                                                                    ------------               -----------



           Total current liabilities                                                   8,861,000                 6,462,000

Long-term debt, less current maturities (note 4)                                       8,155,000                 4,095,000
Obligations under capital leases, less current
  maturities (note 6)                                                                  1,867,000                 1,170,000
                                                                                    ------------               -----------
                                                                                      18,883,000                11,727,000
                                                                                    ------------               -----------


Stockholders' equity (notes 7, 8 and 11):
    Class A preferred stock, no par value.  Authorized
      100,000,000 shares; none issued                                                         --                        --
    Class B preferred stock, no par value.  Authorized
      100,000,000 shares; none issued                                                         --                        --
    Preferred stock, no par value.  Authorized and
      issued 10,000 Series One Class A, 7% cumulative
      convertible                                                                      9,604,000                        --
    Common stock, no par value.  Authorized
      100,000,000 shares; issued and outstanding
      29,961,612 shares in 1997 and 23,580,098 shares
      in 1996                                                                                 --                        --
    Additional paid-in capital                                                        45,290,000                22,599,000
    Special warrants                                                                          --                16,007,000
    Cumulative currency translation adjustment                                            22,000                  (204,000)
    Accumulated deficit                                                              (24,073,000)              (10,688,000)
                                                                                    ------------               -----------

           Total stockholders' equity                                                 30,843,000                27,714,000

Commitments and contingencies (note 6)
Subsequent events (note 11)
Liquidity (note 12)
                                                                                    ------------               -----------

                                                                                    $ 49,726,000                39,441,000
                                                                                    ------------               -----------
                                                                                    ------------               -----------


See accompanying notes to consolidated financial statements.

                                             TURBODYNE TECHNOLOGIES INC.
                                                   AND SUBSIDIARIES

                                       Consolidated Statements of Operations

                                   Years ended December 31, 1997, 1996 and 1995





                                                                   1997                   1996                   1995
                                                            --------------------   -------------------    -------------------
Net sales                                                   $     39,165,000             13,944,000                        --

Cost of goods sold                                                32,326,000             12,101,000                        --
                                                            --------------------   -------------------    -------------------


           Gross profit                                            6,839,000              1,843,000                        --

Selling, research, general and administrative expenses            18,982,000              7,781,000                 2,603,000
                                                            --------------------   -------------------    -------------------


           Loss from operations                                  (12,143,000)            (5,938,000)               (2,603,000)

Other expense (income):
    Interest expense, net                                            770,000                360,000                        --
    Other, net                                                        66,000               (315,000)                       --
                                                            --------------------   -------------------    -------------------

           Loss before income taxes                              (12,979,000)            (5,983,000)               (2,603,000)

Income tax expense (benefit) (note 5)                                206,000               (420,000)                       --
                                                            --------------------   -------------------    -------------------

           Net loss                                         $    (13,185,000)            (5,563,000)               (2,603,000)
                                                            --------------------   -------------------    -------------------
                                                            --------------------   -------------------    -------------------

Net loss per common share:
    Basic loss per share                                    $           (.58)                  (.33)                     (.46)
    Diluted loss per share                                              (.58)                  (.33)                     (.46)
                                                            --------------------   -------------------    -------------------
                                                            --------------------   -------------------    -------------------


Weighted average shares used for basic and diluted loss
    per share                                                     22,685,000             16,641,000                 5,656,000
                                                            --------------------   -------------------    -------------------
                                                            --------------------   -------------------    -------------------


See accompanying notes to consolidated financial statements.

                           TURBODYNE TECHNOLOGIES INC.
                                AND SUBSIDIARIES

                 Consolidated Statements of Stockholders' Equity

                  Years ended December 31, 1997, 1996 and 1995

                                                COMMON STOCK                      PREFERRED STOCK
                                       ------------------------------    ------------------------------      ADDITIONAL
                                            SHARES          AMOUNT           SHARES           AMOUNT          PAID-IN
                                                                                                              CAPITAL
                                       -------------    -------------    -------------    -------------   --------------
Balance at December 31, 1994              10,663,052     $       --               --      $       --         2,387,000

Private placement of common stock,
  net of expenses                          3,367,213             --               --              --         1,968,000
Issuance of common stock for loan
  bonus                                      258,333             --               --              --            69,000
Issuance of common stock for finder's
  fees                                       116,667             --               --              --            31,000
Issuance of common stock for debt
  settlement                                 301,933             --               --              --           115,000
Exercise of warrants                         666,423             --               --              --           353,000
Exercise of stock options                  1,168,500             --               --              --           638,000
Translation adjustment                            --             --               --              --                --
Net loss                                          --             --               --              --                --
                                       -------------    -------------    -------------    -------------   --------------


Balance at December 31, 1995              16,542,121             --               --              --         5,561,000

Private placement of common stock,
  net of expenses                            469,497             --               --              --         1,644,000
Private placement of special
  warrants, net of expenses                       --             --               --              --                --
Exercise of warrants                       2,840,557             --               --              --         2,528,000
Exercise of stock options                    651,000             --               --              --         1,605,000
Issuance of common stock on
  acquisition of subsidiary                3,076,923             --               --              --        11,261,000
Translation adjustment                            --             --               --              --                --
Net loss                                          --             --               --              --                --
                                       -------------    -------------    -------------    -------------   --------------


Balance at December 31, 1996              23,580,098             --               --              --        22,599,000

Private placement of preferred stock,
  net of expenses                                 --             --           10,000       9,604,000                --
Conversion of Series A and Series C
  special warrants, net of expenses        4,625,000             --               --              --        15,659,000
Exercise of warrants                       1,002,014             --               --              --         4,089,000
Exercise of stock options                    754,500             --               --              --         2,401,000
Translation adjustment                            --             --               --              --                --
Issuance of stock options to
  nonemployees for services                       --             --               --              --           542,000
Net loss                                          --             --               --              --                --
Preferred stock dividends declared                --             --               --              --                --
                                       -------------    -------------    -------------    -------------   --------------


Balance at December 31, 1997              29,961,612     $       --           10,000      $9,604,000        45,290,000
                                       -------------    -------------    -------------    -------------   --------------
                                       -------------    -------------    -------------    -------------   --------------


                                                          CUMULATIVE
                                                           CURRENCY                           NET
                                          SPECIAL         TRANSLATION     ACCUMULATED      STOCKHOLDERS'
                                          WARRANTS        ADJUSTMENT        DEFICIT          EQUITY
                                       --------------   -------------    -------------    -------------
Balance at December 31, 1994                       --      (130,000)      (2,522,000)        (265,000)

Private placement of common stock,
  net of expenses                                  --            --               --        1,968,000
Issuance of common stock for loan
  bonus                                            --            --               --           69,000
Issuance of common stock for finder's
  fees                                             --            --               --           31,000
Issuance of common stock for debt
  settlement                                       --            --               --          115,000
Exercise of warrants                               --            --               --          353,000
Exercise of stock options                          --            --               --          638,000
Translation adjustment                             --       287,000               --          287,000
Net loss                                           --            --       (2,603,000)      (2,603,000)
                                          -----------      --------      -----------      -----------

Balance at December 31, 1995                       --       157,000       (5,125,000)         593,000

Private placement of common stock,
  net of expenses                                  --            --               --        1,644,000
Private placement of special
  warrants, net of expenses                16,007,000            --               --       16,007,000
Exercise of warrants                               --            --               --        2,528,000
Exercise of stock options                          --            --               --        1,605,000
Issuance of common stock on
  acquisition of subsidiary                        --            --               --       11,261,000
Translation adjustment                             --      (361,000)              --         (361,000)
Net loss                                           --            --       (5,563,000)      (5,563,000)
                                          -----------      --------      -----------      -----------

Balance at December 31, 1996               16,007,000      (204,000)     (10,688,000)      27,714,000

Private placement of preferred stock,
  net of expenses                                  --            --               --        9,604,000
Conversion of Series A and Series C
  special warrants, net of expenses       (16,007,000)           --               --         (348,000)
Exercise of warrants                               --            --               --        4,089,000
Exercise of stock options                          --            --               --        2,401,000
Translation adjustment                             --       226,000               --          226,000
Issuance of stock options to
  nonemployees for services                        --            --               --          542,000
Net loss                                           --            --      (13,185,000)     (13,185,000)
Preferred stock dividends declared                 --            --         (200,000)        (200,000)
                                          -----------      --------      -----------      -----------

Balance at December 31, 1997                       --        22,000      (24,073,000)      30,843,000
                                          -----------      --------      -----------      -----------
                                          -----------      --------      -----------      -----------

See accompanying notes to consolidated financial statements.

                           TURBODYNE TECHNOLOGIES INC.
                                AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows

                  Years ended December 31, 1997, 1996 and 1995


                                                                 1997           1996             1995
                                                            -------------   ------------    -------------
Cash flows from operating activities:
    Net loss                                                $(13,185,000)      (5,563,000)     (2,603,000)
    Adjustments to reconcile net loss to net cash used
      in operating activities:
        Depreciation and amortization of property and
          equipment                                            2,695,000        5,163,000          40,000
        Loss on sale of equipment                                 76,000               --              --
        Stock compensation                                       542,000               --         215,000
        (Increase) decrease in operating assets:
          Trade accounts receivable                           (3,255,000)         806,000              --
          Employee advances receivable                          (486,000)         (82,000)        (82,000)
          Inventories                                         (2,016,000)        (868,000)             --
          Prepaid expenses and other current
            assets                                              (340,000)         541,000        (224,000)
          Other assets                                          (338,000)        (135,000)        (25,000)
        Increase (decrease) in operating liabilities:
            Trade accounts payable                             2,408,000       (1,947,000)       (104,000)
            Accrued expenses                                      20,000          605,000              --
            Income taxes payable                                  86,000               --              --
                                                            ------------      -----------      ----------

                  Net cash used in operating
                   activities                                (13,793,000)      (1,480,000)     (2,783,000)
                                                            ------------      -----------      ----------


Cash flows from investing activities:
    Purchase of property and equipment                        (6,910,000)      (5,983,000)       (389,000)
    Proceeds from sale of property, plant and
      equipment                                                   42,000               --              --
    Acquisition of subsidiary, less cash acquired
      of $441,000                                                     --      (11,559,000)             --
                                                            ------------      -----------      ----------

                  Net cash used in investing
                   activities                                 (6,868,000)     (17,542,000)       (389,000)
                                                            ------------      -----------      ----------



                                   (Continued)

                           TURBODYNE TECHNOLOGIES INC.
                                AND SUBSIDIARIES

                Consolidated Statements of Cash Flows, Continued





                                                                   1997                   1996                   1995
                                                            --------------------   -------------------    -------------------
Cash flows from financing activities:
    Net proceeds from long-term borrowings                  $      3,321,000                956,000                152,000
    Repayments under capital lease obligations                      (826,000)              (440,000)                    --
    Issuance of special warrants                                          --             16,007,000                     --
    Issuance of common stock                                              --              1,644,000              1,968,000
    Proceeds from exercise of stock options and
      warrants                                                     6,490,000              4,133,000                991,000
    Net proceeds from preferred stock issue                        9,604,000                     --                     --
    Issuance costs paid                                             (348,000)                    --                     --
                                                            --------------------   -------------------    -------------------

                  Net cash provided by financing
                    activities                                    18,241,000             22,300,000              3,111,000
                                                            --------------------   -------------------    -------------------

Effect of exchange rate changes on cash                              226,000               (361,000)               287,000
                                                            --------------------   -------------------    -------------------

                  Net increase (decrease) in cash                 (2,194,000)             2,917,000                226,000



Cash at beginning of year                                          3,143,000                226,000                     --
                                                            --------------------   -------------------    -------------------


Cash at end of year                                         $        949,000              3,143,000                226,000
                                                            --------------------   -------------------    -------------------
                                                            --------------------   -------------------    -------------------

Supplemental disclosure of cash flow
  information:
    Cash paid during the year for:
        Interest                                            $        882,000                366,000                 62,000
        Income taxes                                                 120,000                718,000                     --
                                                            -------------------    -------------------    -------------------
                                                            -------------------    -------------------    -------------------


Supplemental disclosure of noncash investing and
  financing activities:
    Issuance of notes for financing of capital
      leases
    Issuance of common stock in connection with            $       1,947,000                835,000                     --
      acquisition of subsidiary                                           --             11,261,000                     --
    Preferred stock dividends declared                               200,000                     --                     --
                                                            -------------------    -------------------    -------------------
                                                            -------------------    -------------------    -------------------




See accompanying notes to consolidated financial statements.

                           TURBODYNE TECHNOLOGIES INC.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                           December 31, 1997 and 1996


(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     THE COMPANY

     Turbodyne Technologies Inc. and subsidiaries (the Company) was incorporated under the Company Act of the Province of British Columbia, Canada and was continued under the Canada Business Corporation Act on December 3, 1996. The Company manufactures aluminum cast automotive products, including engine components and specialty wheels, and develops products to enhance performance and reduce emissions of internal combustion engines.

     PRINCIPLES OF CONSOLIDATION

     The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Turbodyne Systems, Inc., Turbodyne U.K. Ltd. and Pacific Baja Light Metals Corp. (Pacific Baja). All material intercompany accounts and transactions have been eliminated in consolidation.

     BASIS OF PRESENTING FINANCIAL STATEMENTS

     Effective July 18, 1997, the Company formally delisted its shares from trading on the Vancouver Stock Exchange. On March 24, 1997, the Company's shares became listed on the Nasdaq Small Capital Market and continues to trade in that market. As a result, effective January 1, 1998, the Company changed its reporting currency from the Canadian (Cdn$) to the U.S. dollar (U.S.$). Accordingly, the consolidated financial statements for 1996 and 1995 have been restated to the new reporting currency of U.S.$.

     The accompanying consolidated financial statements are presented in accordance with U.S. generally accepted accounting principles.

     Additionally, a cumulative translation adjustment has been included as a separate component of stockholders' equity reflecting the translation of the Cdn$ reporting currency consolidated financial statements to the newly adopted and retroactively applied U.S.$ reporting currency. This cumulative translation adjustment will remain as a separate component of stockholders' equity.

     INVENTORIES

     Inventories are valued at the lower of cost or market. For the materials portion of inventories, the cost is determined using the last-in, first-out
     (LIFO) method. For the other components of inventories (labor and overhead), the cost is determined using the first-in, first-out (FIFO) method.

                           TURBODYNE TECHNOLOGIES INC.
                                AND SUBSIDIARIES

              Notes to Consolidated Financial Statements, Continued

     DEPRECIATION AND AMORTIZATION

     Depreciation and amortization of property and equipment is computed using the straight-line method over estimated useful lives as follows:



           Buildings                              30 years
           Machinery and equipment                7 to 15 years
           Furniture and fixtures                 5 to 10 years
           Transportation equipment               5 years
           Leasehold improvements                 Length of lease, not to exceed economic life

     LONG-LIVED ASSETS

     It is the Company's policy to report long-lived assets at amortized cost. As part of an ongoing review of the valuation and amortization of long-lived assets, management assesses the carrying value of such assets if facts and circumstances suggest that they may be impaired. The Company assesses the recoverability of long-lived assets in accordance with Statement of Financial Accounting Standards No. 121. As a result, the Company has determined that its long-lived assets are not impaired as of December 31, 1997, 1996 and 1995.

     GOODWILL

     Goodwill is associated with the purchase of Pacific Baja on July 2, 1996 by the Company and is being amortized on a straight-line basis over 20 years. The Company assesses the recoverability of goodwill by determining whether the amortization of the balance over the remaining life can be recovered through undiscounted future operating cash flows of the Company's operations. Accumulated amortization was $1,182,000 and $394,000 at December 31, 1997 and 1996, respectively.

     FOREIGN OPERATIONS

     Baja Oriente S.A. de C.V., a wholly owned subsidiary of Pacific Baja, operates in Ensenada, Mexico and its functional currency is the U.S.$. The loss from remeasurement of the financial statements of Baja Oriente S.A. de C.V. into U.S.$ for the years ended December 31, 1997 and 1996 is $125,000 and $43,000, respectively, and is included in cost of goods sold in the accompanying consolidated financial statements.

     RECOGNITION OF REVENUE AND SIGNIFICANT CUSTOMERS

     The Company recognizes revenue upon shipment of product. The Company had sales to two significant customers constituting approximately 39% and 24% and 30% and 27%, respectively, of net sales in 1997 and 1996, respectively. Additionally, these customers comprised 31% and 23% and 43% and 19%, respectively, of accounts receivable at December 31, 1997 and 1996, respectively. The loss of either of these customers could have a material adverse effect on the Company.

                           TURBODYNE TECHNOLOGIES INC.
                                AND SUBSIDIARIES

              Notes to Consolidated Financial Statements, Continued


     INCOME TAXES

     The Company accounts for income taxes under the asset and liability method of accounting for income taxes which recognizes deferred tax assets and liabilities for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     EARNINGS PER SHARE

     In February 1997, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards (FAS) No. 128, "Earnings per Share." FAS 128 specifies the computation, presentation and disclosure requirements for earnings per share (EPS) and became effective for both interim and annual periods ending after December 15, 1997. All prior period EPS have been restated to conform with the provisions of FAS 128. The adoption of FAS 128 did not have a material impact on the Company's loss per share calculations.

     For the years ended December 31, 1997, 1996 and 1995, options and warrants to purchase 5,103,500, 2,640,230 and 4,272,290 common stock, respectively, at prices ranging from $.37 to $6.48 were outstanding during the years but were not included in the computation of diluted EPS because the options would have an antidilutive effect on net loss per share. Other than deducting preferred stock dividends of $200,000 in 1997 to arrive at loss attributable to common stockholders, no other adjustments were made for purposes of per share calculations.

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     The fair values of the Company's cash, trade accounts receivable, employee advances receivable, accounts payable and accrued expenses approximate the carrying values because of the short maturities of these instruments.

     The fair values of the Company's capital lease obligations and long-term debt approximate their carrying values as each instrument bears interest at market rates.

     STOCK-BASED COMPENSATION

     The Company has adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS 123), effective January 1, 1996, and has elected to continue to measure compensation cost under APBO No. 25 and comply with the pro forma disclosure requirements of FAS
     123. The adoption of FAS 123 has had no impact on the Company's financial position or results of operations.

     RESEARCH AND DEVELOPMENT

     Research and development costs related to present and future products are charged to operations in the year incurred. Research and development costs aggregated $6,609,000, $3,622,000 and $1,421,000 for 1997, 1996 and 1995,
     respectively.

                           TURBODYNE TECHNOLOGIES INC.
                                AND SUBSIDIARIES

              Notes to Consolidated Financial Statements, Continued

     RECLASSIFICATIONS

     Certain reclassifications have been made to the prior years' financial statements to conform with the 1997 presentation.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(2)  INVENTORIES

     Inventories are comprised of the following at December 31, 1997 and 1996:

                                                             1997                   1996
                                                      -------------------    -------------------
       Raw materials                               $         2,123,000              1,491,000
       Work in process                                         686,000                652,000
       Finished goods                                        2,660,000              1,310,000
                                                      -------------------    -------------------

                                                   $         5,469,000              3,453,000
                                                      -------------------    -------------------
                                                      -------------------    -------------------

     The use of the LIFO method in determining the cost of the materials portion of inventories had the effect of decreasing reported inventories at December 31, 1997 and 1996 by $136,000 and $118,000, respectively.

(3)  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment, at cost, is summarized as follows:


                                                             1997                   1996
                                                      -------------------    -------------------
       Construction in progress                    $           583,000                343,000
       Land and buildings                                    3,735,000                101,000
       Machinery and equipment                              12,226,000             10,586,000
       Transportation equipment                                593,000                564,000
       Furniture and fixtures                                  416,000                295,000
       Leasehold improvements                                3,627,000              2,430,000
       Equipment under capital leases                        3,675,000              1,797,000
                                                      -------------------    -------------------
                                                            24,855,000             16,116,000
       Less accumulated depreciation and
         amortization                                        6,733,000              4,826,000
                                                      -------------------    -------------------

                Net property, plant and
                 equipment                         $        18,122,000             11,290,000
                                                      -------------------    -------------------
                                                      -------------------    -------------------


                           TURBODYNE TECHNOLOGIES INC.
                                AND SUBSIDIARIES

              Notes to Consolidated Financial Statements, Continued

     Of the property, plant and equipment listed above, the assets located at the production facilities in Ensenada, Mexico have a net book value of approximately $9,242,000 and $3,729,000 at December 31, 1997 and 1996,
     respectively.

     Accumulated depreciation on assets under capital leases amounted to $457,000 and $145,000 at December 31, 1997 and 1996, respectively.

(4)  LONG-TERM DEBT

     Long-term debt at December 31, 1997 and 1996 consists of the following:


                                                                                           1997                   1996
                                                                                    --------------------   --------------------
       Revolving bank lines of credit (A)                                        $         8,144,000              4,439,000
       Notes payable to bank, principal of $15,625 plus interest payable monthly at prime (8.50% at December 31, 1997) plus .25% through
           October 1, 1998, with the remaining principal due
           November 1, 1998                                                                  547,000                     --
       Notes payable to bank, with monthly installments of $35,862 plus interest payable monthly at prime plus 1%, maturing at various dates
           through June 2000                                                                      --              1,002,000
       Other                                                                                  71,000                     --
                                                                                    --------------------   --------------------

                Total long-term debt                                                       8,762,000              5,441,000

       Less current maturities                                                               607,000              1,346,000
                                                                                    --------------------   --------------------

                Long-term debt, excluding current maturities                     $         8,155,000              4,095,000
                                                                                    --------------------   --------------------
                                                                                    --------------------   --------------------


       (A) The Company's wholly owned subsidiary, Pacific Baja, has a revolving line of credit with a bank permitting borrowings up to $10 million, secured by all receivables and inventory. The borrowings bear interest at the Company's option at LIBOR (5.84% at December 31, 1997) plus 2% or at prime (8.50% at December 31, 1997). The line of credit expires June 1, 1999.

     The Company was not in compliance with the tangible net worth covenant related to its debt facilities at December 31, 1997, but has received the appropriate waiver through January 1, 1999.

     The aggregate maturities of long-term debt for years subsequent to December 31, 1997 are as follows:


       1998                          $           607,000
       1999                                    8,151,000
       2000                                        4,000
                                        -------------------

                                     $         8,762,000
                                        -------------------
                                        -------------------

                 TURBODYNE TECHNOLOGIES INC.
                      AND SUBSIDIARIES

       Notes to Consolidated Financial Statements, Continued

(5)  INCOME TAXES

     Income tax expense is comprised of the following for the years ended December 31, 1997, 1996 and 1995:


                                     1997                   1996                   1995
                              -------------------    -------------------    -------------------
       Current:
           Federal         $           160,000                 63,000                     --
           State                        46,000                  8,000                     --
                              -------------------    -------------------    -------------------
                                       206,000                 71,000                     --
                              -------------------    -------------------    -------------------

       Deferred:
           Federal                          --               (483,000)                    --
           State                            --                 (8,000)                    --
                              -------------------    -------------------    -------------------
                                            --               (491,000)                    --
                              -------------------    -------------------    -------------------

                           $           206,000               (420,000)                    --
                              -------------------    -------------------    -------------------
                              -------------------    -------------------    -------------------



     Total income tax expense (benefit) for the years ended December 31, 1997, 1996 and 1995 differed from the amounts computed by applying the statutory Federal income tax rate of 35% to earnings before income taxes as a result of the following:


                                                                   1997                   1996                   1995
                                                            --------------------   -------------------    -------------------
       Computed "expected" income tax benefit            $        (4,628,000)            (2,094,000)              (911,000)
       State income taxes, net of Federal benefit                     30,000                     --                     --
       Losses with no U.S. tax benefit                             1,473,000                401,000                256,000
       Nondeductible goodwill                                        321,000                162,000                     --
       Change in valuation allowance                               2,419,000              1,412,000                902,000
       Other                                                         591,000                119,000               (247,000)
                                                            --------------------   -------------------    -------------------

                Total income tax expense
                (benefit)                                $           206,000                     --                     --
                                                            --------------------   -------------------    -------------------
                                                            --------------------   -------------------    -------------------


                 TURBODYNE TECHNOLOGIES INC.
                      AND SUBSIDIARIES

       Notes to Consolidated Financial Statements, Continued

     The tax effects of temporary differences that give rise to the deferred tax assets and liabilities at December 31, 1997 and 1996 are as follows:


                                                                                           1997                   1996
                                                                                    -------------------    -------------------
       Deferred tax assets:
           Accrued liabilities                                                   $           215,000                185,000
           Inventory-related items                                                            53,000                 53,000
           Alternative minimum tax credit                                                     72,000                     --
           Net operating loss carryover - state                                              412,000                150,000
           Net operating loss carryover - Federal                                          5,134,000              2,947,000
                                                                                    -------------------    -------------------

                Gross deferred tax assets                                                  5,886,000              3,335,000

           Less valuation allowance                                                       (4,732,000)            (2,314,000)
                                                                                    -------------------    -------------------

                Deferred tax assets, net of valuation allowance                            1,154,000              1,021,000

       Deferred tax liabilities - basis of fixed assets                                   (1,154,000)            (1,021,000)
                                                                                    -------------------    -------------------

                Net deferred tax assets                                          $                --                     --
                                                                                    -------------------    -------------------
                                                                                    -------------------    -------------------



     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Management believes it is not likely that the Company will realize the benefits of these deductible differences at December 31, 1997. Accordingly, a valuation allowance has been provided for the total net deferred tax assets.


(6)  COMMITMENTS AND CONTINGENCIES

     LEASES

     The Company's subsidiaries lease certain factory and office premises in California and Ensenada, Mexico under noncancelable operating leases expiring through September 2006. The Company leases one of its facilities in Mexico from certain stockholders of the Company. Rental expense for 1997, 1996 and 1995 was approximately $1,050,000, $464,000 and $204,000, respectively, of which $180,000, $195,000 and $0, respectively, was paid to the Company's stockholder.

     The Company is obligated under capital lease agreements for certain equipment and vehicles. The leases are due in monthly installments at various dates through August 2002.

                 TURBODYNE TECHNOLOGIES INC.
                      AND SUBSIDIARIES

       Notes to Consolidated Financial Statements, Continued

     Minimum future rental commitments under the operating leases and future minimum capital lease payments as of December 31, 1997 are:

                                                                                   CAPITAL LEASES        OPERATING LEASES
                                                                                 --------------------   -------------------
       Year ending December 31:
           1998                                                               $         1,255,000                984,000
           1999                                                                         1,042,000              1,006,000
           2000                                                                           540,000                954,000
           2001                                                                           370,000                498,000
           2002                                                                           131,000                325,000
           Thereafter                                                                          --                960,000
                                                                                 --------------------   -------------------

                  Total future minimum lease payments                                   3,338,000    $         4,727,000
                                                                                                        -------------------
                                                                                                        -------------------
           Less amounts representing interest (at rates ranging from 8.35%
             to 16.41%)                                                                   436,000
                                                                                 --------------------

                  Present value of net minimum capital lease payments
                                                                                        2,902,000

           Less current maturities of obligations under capital leases                  1,035,000
                                                                                 --------------------

                  Obligations under capital leases, excluding current
                     maturities                                               $         1,867,000
                                                                                 --------------------
                                                                                 --------------------



     The Company has entered into consulting commitments for assistance in management development, international marketing, licensing and financing, technical and educational services.

     Future commitments under these contracts as of December 31, 1997 were:


               Year ending December 31:
                 1998                       $            74,000
                 1999                                    56,000
                 2000                                    42,000
                 2001                                    42,000
                 2002                                    42,000
                                                -------------------

                                             $          256,000
                                                -------------------
                                                -------------------


     In addition to the above, the Company has other consulting agreements which are payable on a month-to-month basis for a total of $91,000 per month and continue indefinitely until either party terminates the agreement in writing with advance notice ranging from one to three months.

                 TURBODYNE TECHNOLOGIES INC.
                      AND SUBSIDIARIES

       Notes to Consolidated Financial Statements, Continued

     LITIGATION

     The Company is currently involved in various collection claims and legal actions arising in the ordinary course of business. Management does not believe that disposition of these matters will have a material effect on the Company's financial position or results of operations.

(7)  STOCK OPTIONS

     On March 3, 1997, the Company established an incentive stock option plan (the Stock Option Plan). Under the plan, the Company may grant options to its directors, officers and employees for up to 2,840,000 shares of common stock. The exercise price of each option shall be determined by the Stock Option Committee but shall in no instance be less than the fair market value of the shares of the Company, determined as the average closing price of the common shares of the Company for the ten days trading preceding the date of grant. The option's maximum term is ten years. The Stock Option Committee shall determine the grant date of any option.

     Options granted under the Stock Option Plan to participants, other than the President, Chief Executive Officer, the Chief Financial Officer, Secretary and any directors of the Company or its subsidiaries, shall be subject to a vesting formula. The vesting formula will provide that options shall vest equally over a three-year period commencing on the date of the grant so that the options can only be exercised as to an aggregate of 33.3% in the first year, 66.6% in the second year and 100% in the third year and each year thereafter. No options granted to an employee of the Company or an affiliate of the Company shall be exercisable until the optionee has been employed by the Company or affiliate for a period of six months. The directors have the discretion to waive the vesting requirements at their discretion in appropriate circumstances.

     The following summarizes information relating to stock options during 1997, 1996 and 1995:


                                                                                 1997
                                      ---------------------------------------------------------------------------
                                                NONEMPLOYEES                   EMPLOYEES
                                      ----------------------------   --------------------------       -----------
                                                        WEIGHTED                      WEIGHTED
                                                        AVERAGE                       AVERAGE
                                                        EXERCISE                      EXERCISE
          FIXED OPTIONS                  SHARES          PRICE           SHARES        PRICE            SHARES
----------------------------           ---------       ---------      ----------      ---------       ----------
Outstanding at beginning of
  year                                    25,000         $5.25         2,275,500         $4.55         2,300,500

Granted                                  485,000          4.70         2,594,000          4.67         3,079,000
Exercised                                     --            --           754,500          2.06           754,500
Forfeited                                     --            --           493,500          5.75           493,500
                                         -------                       ---------                       ---------

Outstanding at end of year               510,000          4.73         3,621,500          4.78         4,131,500

Options exercisable at end of
    year                                 231,950          4.75         2,984,665          4.78         3,216,615
Weighted average fair value of
    options granted during the
    year                                      --          3.50                --          3.45                --
                                         -------         -----         ---------         -----         ---------
                                         -------         -----         ---------         -----         ---------

                 TURBODYNE TECHNOLOGIES INC.
                      AND SUBSIDIARIES

       Notes to Consolidated Financial Statements, Continued




                                                                                1996
                                      ---------------------------------------------------------------------------
                                                NONEMPLOYEES                  EMPLOYEES
                                      --------------------------     ---------------------------      -----------
                                                        WEIGHTED                      WEIGHTED
                                                        AVERAGE                       AVERAGE
                                                        EXERCISE                      EXERCISE
          FIXED OPTIONS                  SHARES          PRICE           SHARES        PRICE            SHARES
--------------------------------       ---------       ---------      ----------      ---------       ----------
Outstanding at beginning of
  year                                   30,000          $1.15         1,591,500        $2.73         1,621,500

Granted                                  25,000           5.25         1,305,000         5.76         1,330,000
Exercised                                30,000           1.15           621,000         2.42           651,000
Forfeited                                    --             --                --           --                --

Outstanding at end of year               25,000           5.25         2,275,500         4.55         2,300,500

Options exercisable at end of
    year                                 25,000           5.25         2,275,500         4.55         2,300,500
Weighted average fair value of
    options granted during the
    year                                     --           1.67                --         3.11                --
                                       --------          ------        ---------        -----         ---------
                                       --------          ------        ---------        -----         ---------

                                                                                 1995
                                      --------------------------------------------------------------------------
                                                NONEMPLOYEES                   EMPLOYEES
                                      --------------------------     -------------------------       -----------
                                                        WEIGHTED                      WEIGHTED
                                                        AVERAGE                       AVERAGE
                                                        EXERCISE                      EXERCISE
          FIXED OPTIONS                  SHARES          PRICE           SHARES        PRICE            SHARES
--------------------------------       ---------       ---------      ----------      ---------       ----------
Outstanding at beginning of
  year                                        --         $  --           190,000         $ .38           190,000

Granted                                   30,000          1.15         2,510,000          1.93         2,540,000
Exercised                                     --            --         1,168,500           .53         1,168,000
Forfeited                                     --            --                --            --                --

Outstanding at end of year                30,000          1.15         1,531,500          2.73         1,561,500

Options exercisable at end of
    year                                  30,000          1.15         1,531,500          2.73         1,561,500
Weighted average fair value of
    options granted during the
    year                                      --           .63                --          1.18                --
                                       ---------       -------         ---------       ---------       ---------
                                       ---------       -------         ---------       ---------       ---------


                 TURBODYNE TECHNOLOGIES INC.
                      AND SUBSIDIARIES

       Notes to Consolidated Financial Statements, Continued




                                             OUTSTANDING STOCK OPTIONS                        EXERCISABLE STOCK OPTIONS
                              ------------------------------------------------------    ------------------------------------
                                                        WEIGHTED         WEIGHTED                                WEIGHTED
            RANGE OF              NUMBER OF             AVERAGE           AVERAGE        NUMBER OF SHARES         AVERAGE
        EXERCISE PRICES       OUTSTANDING SHARES     EXERCISE PRICE   REMAINING TERM       EXERCISABLE        EXERCISE PRICE
       -------------------    -------------------   ---------------   --------------    -------------------   --------------
         $3.00 to $3.50                335,000     $     3.30              1.43                  335,000     $     3.30
          4.50 to 5.00               3,305,000           4.70              4.07                2,390,115           4.67
          5.00 to 6.50                 491,500           6.29               .69                  491,500           6.29
                              -------------------                                       -------------------

          3.50 to 6.50               4,131,500           4.77              3.48                3,216,615           4.78
                              -------------------   ----------         ----------       -------------------      ------
                              -------------------   ----------         ----------       -------------------      ------



     The per share weighted average fair value of stock options granted during 1997, 1996 and 1995 was $3.48, $3.22 and $1.17, respectively, on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: 1997, 1996 and 1995 expected dividend yield 0%; expected volatility of 106%; risk-free interest rate of between 5.08% and 7.20% and expected life equal to 80% of the full term of 2 to 5 years.

     The Company applies APB Opinion 25 and related interpretations in accounting for stock options. Accordingly, no compensation cost has been recognized. Had compensation cost been determined based upon the fair value of the stock options at the grant date consistent with the method of FASB Statement 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below.


                                                     1997                   1996                   1995
                                              -------------------    -------------------    -------------------
       Net loss:
           As reported                     $       (13,185,000)            (5,563,000)            (2,603,000)
           Pro forma                               (20,687,000)            (9,619,000)            (5,553,000)
                                              -------------------    -------------------    -------------------
                                              -------------------    -------------------    -------------------
       Basic and diluted loss per
         share:
             As reported                   $           (.58)                   (.33)                 (.46)
             Pro forma                                 (.91)                   (.58)                 (.98)
                                              -------------------    -------------------    -------------------
                                              -------------------    -------------------    -------------------


(8)  STOCKHOLDERS' EQUITY

     SPECIAL WARRANTS

     On July 2, 1996, the Company completed a private placement of 3,750,000 Series "A" Special Warrants at a price of $5.00 (Cdn$) per special warrant. Commission paid to the brokers was 10% of the gross proceeds and the brokers elected to receive the commission in special warrants (375,000 Series "A" Special Warrants issued). Each Series "A" Special Warrant can be exercised into one unit of the common stock for no additional consideration. Each unit consists of one common stock and one nontransferable stock purchase warrant. The stock purchase warrants entitle the holder to purchase one common stock at $5.50 (Cdn$) per stock until July 2, 1997.

                          TURBODYNE TECHNOLOGIES INC.
                                AND SUBSIDIARIES

            Notes to Consolidated Financial Statements, Continued


     During 1997, all of the Series "A" Special Warrants were exercised for an aggregate of 4,125,000 shares of common stock and stock purchase warrants for the purchase of an additional 4,125,000 shares. Total net proceeds of $12,943,000, received upon the issuance of these special warrants less issuance costs, were transferred to paid-in capital. During 1997, 705,000 of the Series "A" stock purchase warrants were exercised for common stock for total proceeds of $2,791,800. The remaining Series "A" stock purchase warrants expired during 1997.

     On December 6, 1996, the Company completed a brokered private placement of 500,000 Series "C" Special Warrants at a price of $9.00 (Cdn$) per special warrant. Each Series "C" Special Warrant can be exercised into one unit of the Company for no additional consideration. Each unit consists of one common stock and one stock purchase warrant. Each Series "C" stock purchase warrant will entitle the holder to purchase one common stock at $9.50 (Cdn$) per share for a period of one year. During 1997, a warrant amendment was signed to change the exercise price of the Series "C" stock purchase warrant from $9.50 (Cdn$) to $4.50 (U.S.$) and extend the exercise date of the Series "C" Special Warrants and Series "C" stock purchase warrant.

     During 1997, all of the Series "C" Special Warrants were exercised into common stock with stock purchase warrants for an aggregate of 500,000 common stock and stock purchase warrants. Total net proceeds of $2,845,000, received upon the issuance of these special warrants, were transferred to paid-in capital. At December 31, 1997, 272,000 Series "C" stock purchase warrants were outstanding with holders resident in Ontario. All remaining warrants expired during 1997.

     STOCK PURCHASE WARRANTS

     At December 31, 1997, the client had 972,000 stock purchase warrants outstanding. These warrants were issued in connection with private placements and other means of financing. The holders of these warrants are entitled to receive one share of common stock of the Company for one warrant exercised. The warrants have exercise prices ranging from $4.50 to $5.00 and expiration dates between June 1998 and September 2000.

     PREFERRED STOCK

     On September 19, 1997, the Company completed a private placement of 10,000 shares of Series One Convertible Class A Preference stock, no par value (the Class A Preferred), for net proceeds of $9,604,000. Conversion of the Class A Preferred stock into common stock is at the option of the holder for any or all the outstanding stock after January 8, 1998 or at the option of the Company after September 8, 2000. Each share of the Class A Preferred stock may be converted into common stock at a conversion price based on a floating price formula. In the event of any liquidation, dissolution or winding up of the affairs of the Company, holders of the Class A Preferred stock shall be paid the redemption price plus all accrued dividends to the date of liquidation, dissolution or winding up of affairs before any payment to other stockholders. These shares have no voting rights and have a redemption price of $1,000 per share, together with accrued and unpaid dividends thereon. Redemption of these stocks is at the option of the Company. Dividends on the Class A Preferred stock is cumulative and at the rate of 7% per annum payable in cash or common stock at the date of conversion. Total accrued dividends at December 31, 1997 amounted to $200,000.

                          TURBODYNE TECHNOLOGIES INC.
                                AND SUBSIDIARIES

            Notes to Consolidated Financial Statements, Continued


     Subsequent to December 31, 1997, all the holders of the Class A Preferred stock elected to exercise the conversion rights under this class of shares and have presented the Company with notices to convert. The $10 million face value amounts were converted into 4,742,522 common shares. The total stock issued on conversion also includes the payout of 7% cumulative dividends in the form of additional common stock. Dividends paid out for the Class A Preferred stock amounted to $356,000.


     SHARES IN ESCROW

     Of the Company's issued and outstanding shares, 4,150,000 are held in escrow to be released in accordance with a formula based on cumulative cash flow of the Company.


(9)  ACQUISITION

     Effective July 2, 1996, the Company acquired all the issued and outstanding shares of Pacific Baja for $12,000,000 in cash and 3,076,923 shares of common stock in the Company. The acquisition has been accounted for using the purchase method with the results of operations of Pacific Baja for the period subsequent to July 2, 1996 being included in these consolidated financial statements. The excess of the acquisition costs over the fair value of net assets acquired is included in and has been allocated to goodwill. Goodwill is amortized on a straight-line basis over a 20-year period.

     Pacific Baja is a manufacturer and distributor of aftermarket automotive wheels, compressor housings and manifolds to wholesale distributors and original equipment manufacturers in the United States and abroad.

(10) RELATED PARTY TRANSACTIONS

     The Company made payments to related parties as follows:

                                                    1997                   1996                   1995
                                             -------------------    -------------------    -------------------
     Project management fees                   $      324,000               59,000                 58,000
     Consulting fees                                  470,000               62,000                     --
     Management fees                                       --               22,000                 22,000
     Rent and administrative services                 360,000              127,000                 22,000
                                             -------------------    -------------------    -------------------

                                               $    1,154,000              270,000                102,000
                                             -------------------    -------------------    -------------------
                                             -------------------    -------------------    -------------------

      The following amounts are due from related parties:

                                                                                    1997                   1996
                                                                             --------------------   -------------------
      Advances receivable from directors interest free
        and payable on demand                                                   $     243,000              82,000
      Housing loans receivable from directors                                         325,000                  --
                                                                             --------------------   -------------------

                                                                                $     568,000              82,000
                                                                             --------------------   -------------------
                                                                             --------------------   -------------------

                          TURBODYNE TECHNOLOGIES INC.
                                AND SUBSIDIARIES

            Notes to Consolidated Financial Statements, Continued

(11) SUBSEQUENT EVENTS

     On February 5, 1998, the Company completed a financing with the sale of $1.5 million of 3% Subordinated Convertible Debentures due on February 4, 2000. On March 23, 1998, the debenture holder elected to convert the debentures into 671,444 common stocks at a conversion price of $2.24.

     On February 27, 1998, the stockholders of the Company approved the continuation of Turbodyne Technologies Inc. from Canadian jurisdiction to domestication under State of Delaware incorporation law.

     On March 1, 1998, the Company completed a $1 million secured bridge loan with a venture capital firm. The loan bears interest at 1% per month (12.68% annualized) and is due on May 29, 1998 or earlier. In connection with the financing, the Company issued a bonus of 75,000 common stocks to the venture capital firm and 75,000 common stocks to the guarantors of this loan. The deemed price set on these shares is $2.50 per stock.

     On March 10, 1998, the Company granted 400,000 stock options under the Company's 1997 Stock Option Plan at exercise prices of $2.00 and $2.35. These stock options were all exercised during March 1998 for total proceeds of $870,000.

     On March 11, 1998, the Company granted 370,000 stock options under the Company's 1997 Stock Option plan to consultants at an exercise price of $2.35. The Company also granted 800,000 stock options to several executives at an exercise price of $2.35, exercisable on or before March 11, 2003. Of the stock options issued to the consultants, 350,000 were exercised for total proceeds of $823,000.

     On March 12, 1998, the Company agreed to amend the exercise price of 3,097,000 previously granted stock options from various prices to $3.50.

     On March 24, 1998, the Company completed the sale of $1.5 million financing of 8% Subordinated Convertible Debentures due March 23, 2000. The Subordinated Convertible Debentures are convertible at the option of the holder into the Company's common stock. The holder may convert up to 50% of the face amount of the debenture at any time after May 7, 1998 and up to 100% after June 6, 1998.

     On March 24, 1998, the Company granted 1,627,000 stock options to consultants and employees at an exercise price of $3.50, exercisable on or before March 24, 2003.

     During April 1998, a total of 1,453,250 stock options with exercise prices ranging from $3.36 to $6.48 were exercised for total proceeds to the Company of $5,929,000.


(12) LIQUIDITY

     The Company has experienced losses from operations resulting in an accumulated deficit as of December 31, 1997. The Company also used $13,793,000 to fund operating activities during 1997. Through December 31, 1997, the Company has raised $19,415,000 through debt and equity offerings. In order to sustain operations and carry out management's growth plans for the future, the Company will require additional debt and equity financing in amounts sufficient to carry on operating activities through January 1, 1999.

                          TURBODYNE TECHNOLOGIES INC.
                                AND SUBSIDIARIES

            Notes to Consolidated Financial Statements, Continued


     As described in note 11, the Company has generated approximately $11.6 million from various financing and the exercise of stock options through April 30, 1998. Management is currently contemplating additional financing from outside sources and has written offers for equity and/or debt financings in amounts sufficient to fund future operations. Management believes that their existing cash flow from financing activities and additional financing presently being offered to the Company will be more than sufficient to meet their cash flow requirements through January 1, 1999. However, there is no assurance that the additional financing will be consummated.

                                       EXHIBITS

DESCRIPTION                                                                      PAGE

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

1(k)     Certificate of Continuation under the CANADA BUSINESS CORPORATIONS
         ACT. Incorporated herein by reference to Exhibit 1(k) to the Company's Annual Report on Form 20-F for the fiscal year ended
         December 31, 1996, as amended.

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

3(v)     Acquisition Agreement between the Company, Pacific Baja Light Metals
         Holding Inc., and Lennart Renberg, Michael Joyce, Sadayappa Durairaj
         Family Trust, Naresh Saxens and Mugerdish Balabanian dated March 15,
         1996. Incorporated herein by reference to Exhibit 3(v) to the Company's Registration Statement on Form 20-F filed on September 18,
         1996.

3(vi)    Amendment Agreement between the Company, Pacific Baja Light
         Metals Holding Inc., and Lennart Renberg, Michael Joyce,
         Sadayappa Durairaj Family Trust, Naresh Saxens and Mugerdish
         Balabanian dated June 14, 1996. Incorporated herein by reference to Exhibit 3(vi) to the Company's Registration Statement on Form
         20-F filed on September 18, 1996.

3(vii)   Line of Credit Agreement between Optima Wheel and Wells Fargo
         Bank dated September 1, 1995. Incorporated herein by reference to Exhibit 3(vii) to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 1996, as amended.

3(viii)  Line of Credit Agreement between Pacific Baja Light Metals and
         Wells Fargo Bank dated September 1, 1995. Incorporated herein by reference to Exhibit 3(viii) to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 1996, as amended.

3(ix)    Employment Agreement between Pacific Baja Light Metals, the
         Company and Michael Joyce dated September 5, 1996. Incorporated herein by reference to Exhibit 3(ix) to the Company's Annual
         Report on Form 20-F for the fiscal year ended December 31, 1996, as amended.

3(x) Consulting Agreement between Pacific Baja Light Metals, the Company and Lykar Specialties, Inc. dated September 5, 1996. Incorporated herein by reference to Exhibit 3(x) to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 1996, as amended.

3(xi)    Agreement in Principle between Turbodyne Systems, Inc. and
         Kuhnle, Kopp & Kausch AG dated April 11, 1997. Incorporated herein by reference to Exhibit 3(xi) to the Company's Annual
         Report on Form 20-F for the fiscal year ended December 31, 1996, as amended.

3(xii)   Supply Agreement between Baja Oriente and AlliedSignal dated
         September 1, 1994.  Incorporated herein by reference to Exhibit
         3(xii) to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 1996, as amended.

3(xiii) Employment and Stock Incentive Agreement dated August 1, 1997 between the Company and Edward Halimi.

3(xiv)   Employment Amendment Agreement dated January 27, 1998 to
         Employment and Stock Incentive Agreement dated August 1, 1997 between the Company and Edward Halimi.

3(xv) Employment and Stock Incentive Agreement dated August 1, 1997 between the Company and Leon Nowek.




3(xvi)   Employment Amendment Agreement dated January 27, 1998 to
         Employment and Stock Incentive Agreement dated August 1, 1997 between the Company and Leon Nowek.

23.1     Consent of KPMG Peat Marwick LLP.

23.2     Consent of Morgan & Company, Chartered Accountants.
